QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on April 25, 2002

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PLATINUM UNDERWRITERS HOLDINGS, LTD.
(Exact name of registrant as specified in its charter)

Bermuda	6719	Not Applicable
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification Number)
Incorporation or Organization)	Classification Code Number)

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda
(441) 295-5950

(Address, including Zip code, and telephone number, including area code, of registrant's principal executive offices)

CT Corporation System
1633 Broadway, 30th Fl.
New York, New York 10019
(800) 624-0909

(Name, address, including Zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew S. Rowen, Esq. Donald R. Crawshaw, Esq. Sullivan & Cromwell 125 Broad Street New York, New York 10004 (212) 558-4000	Lois Herzeca, Esq. Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, New York 10004 (212) 859-8000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If the delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Shares ($0.01 par value per share)	$27	$1,242,000,000	$114,264

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)
A portion of the shares to be registered represents shares that are to be offered outside of the United States but that may be resold from time to time in the United States. Such shares are not being registered for the purpose of sales outside the United States.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion. Dated April 25, 2002.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

40,000,000 Shares

Platinum Underwriters Holdings, Ltd.

Common Shares

        This is an initial public offering of 40,000,000 Common Shares of Platinum Underwriters Holdings, Ltd. All of the Common Shares are being sold by Platinum Holdings.

        Prior to this offering, there has been no public market for Platinum Holdings' Common Shares. It is currently estimated that the initial public offering price per Common Share will be between $                    and $                    . Platinum Holdings will apply to list its Common Shares on the New York Stock Exchange under the symbol "            ".

        Concurrently with this offering, The St. Paul Companies, Inc. has agreed to purchase from Platinum Holdings in a private placement a total of 13,262,300 Common Shares in return for the contribution to Platinum Holdings of the specified ongoing reinsurance business and related assets described in this prospectus. If the underwriters exercise their over-allotment option in whole or in part, St. Paul has the right to purchase in the aggregate up to an additional 1,989,300 Common Shares, at the initial public offering price less the underwriting discount, in order to preserve its proportionate initial share ownership in the Company. These numbers of Common Shares are subject to proportionate adjustment if the number of Common Shares offered in this initial public offering is adjusted hereafter. Upon completion of the initial public offering and the private placement, The St. Paul Companies, Inc. will own approximately 24.9% of all outstanding Common Shares, which Common Shares will be limited to 9.9% of the voting power of the outstanding Common Shares. The completion of the initial public offering is subject to the completion of this private placement.

        See "Risk Factors" beginning on page 15 to read about certain factors you should consider before buying Common Shares.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Platinum Holdings	$	$

        To the extent that the underwriters sell more than 40,000,000 Common Shares, the underwriters have the option to purchase up to an additional 6,000,000 Common Shares from Platinum Holdings at the initial public offering price less the underwriting discount.

        The underwriters expect to deliver the Common Shares against payment in New York, New York, on                , 2002.

Prospectus dated                , 2002.

PROSPECTUS SUMMARY	3
SELECTED PRO FORMA CONSOLIDATED FINANCIAL AND OPERATING DATA	11
RISK FACTORS	15
DILUTION	33
USE OF PROCEEDS	34
DIVIDEND POLICY	34
CAPITALIZATION	35
PRO FORMA CONSOLIDATED FINANCIAL INFORMATION	36
MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO FORMA FINANCIAL CONDITION AND UNDERWRITING RESULTS	41
BUSINESS	64
MANAGEMENT	95
ST. PAUL INVESTMENT AND PRINCIPAL SHAREHOLDERS	102
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	103
DESCRIPTION OF OUR COMMON SHARES	107
SHARES ELIGIBLE FOR FUTURE SALE	113
CERTAIN TAX CONSIDERATIONS	113
UNDERWRITING	125
VALIDITY OF COMMON SHARES	127
EXPERTS	127
AVAILABLE INFORMATION	127
ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS AND OTHER MATTERS	128
THE PREDECESSOR BUSINESS	129
GLOSSARY OF SELECTED INSURANCE TERMS	G-1
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

        We intend to make available to our shareholders annual reports containing audited financial statements and quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year.

        Common Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 1998 of Bermuda. In addition, sales of Common Shares to persons resident in Bermuda for Bermuda exchange control purposes may require the prior approval of the Bermuda Monetary Authority.

        Consent under the Exchange Act of 1972 (and regulations thereunder) has been obtained from the Bermuda Monetary Authority for the issue and transfer of the Common Shares being offered pursuant to this offering and between non-residents of Bermuda for exchange control purposes, provided our Common Shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Prior to this offering, this prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In giving such consent, and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies accepts any responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed herein.

        We will indirectly own all of the outstanding capital stock of Platinum Underwriters Reinsurance Inc., a reinsurance company domiciled in Maryland. The Maryland insurance holding company statute applicable to us generally provides that no person may acquire control of Platinum Holdings, and thus indirect control of Platinum US, without the prior approval of the Maryland Insurance Commissioner. Generally, any person who acquires, directly or indirectly, beneficial ownership of 10% or more of our outstanding voting securities would be presumed to have acquired such control, unless the Maryland Insurance Commissioner upon application determines otherwise.

        In this prospectus, amounts are expressed in U.S. dollars and the financial statements contained herein have been prepared in accordance with accounting principles generally accepted in the United States of America, except as otherwise indicated.

(i)

PROSPECTUS SUMMARY

        Platinum Underwriters Holdings, Ltd. is a newly formed company that will conduct its business through three operating subsidiaries, Platinum Underwriters Reinsurance Inc. ("Platinum US"), Platinum Re (UK) Limited ("Platinum UK") and Platinum Underwriters Bermuda, Ltd. ("Platinum Bermuda"). Platinum UK and Platinum Bermuda are newly formed companies, while Platinum US has been in existence since 1995 as an inactive insurance company. Platinum US and Platinum UK are owned through Platinum Regency Holdings ("Platinum Ireland"), a newly formed and wholly owned intermediate Irish holding subsidiary of Platinum Underwriters Holdings, Ltd.

        The "Company", "Platinum", "we", "us" and "our" refer to Platinum Underwriters Holdings, Ltd.'s consolidated operations unless the context otherwise indicates. "Platinum Holdings" refers solely to Platinum Underwriters Holdings, Ltd. This prospectus includes a glossary of insurance and other terms commencing on page G-1. These terms are printed in boldface type the first time they appear in this prospectus summary and the first time they appear after the prospectus summary. Concurrent with the completion of this initial public offering, The St. Paul Companies, Inc. and subsidiaries will contribute to Platinum substantially all of their continuing reinsurance business and related assets, referred to herein as the "Transferred Business". "St. Paul" refers to The St. Paul Companies, Inc., which is sponsoring our formation, and, unless the context otherwise requires, its subsidiaries. "St. Paul Re" and "Predecessor" refer to the reinsurance business of St. Paul prior to the public offering, which includes the continuing business and related assets being transferred to Platinum upon completion of this initial public offering and the run-off business that will remain with St. Paul after this offering.

        We intend to commence business operations upon completion of the public offering of Common Shares, which we refer to as the "Public Offering". Concurrently with the Public Offering, we intend to privately place Common Shares with St. Paul, which we refer to as the "St. Paul Investment". St. Paul will obtain its Common Shares in return for the contribution of the Transferred Business described herein and will own approximately 24.9% of Platinum Holdings' outstanding Common Shares following the Public Offering and the St. Paul Investment, which Common Shares will be limited to 9.9% of the voting power of the outstanding Common Shares. Assuming an initial public offering price of $25 per share, we will have a capitalization of approximately $1 billion upon consummation of the Public Offering and the St. Paul Investment.

The Company

General

        Our objective is to provide property and casualty reinsurance coverages to a diverse clientele of insurers and select reinsurers on a worldwide basis. We will operate principally as a broker market reinsurer and principally as a lead reinsurer on treaty reinsurance business, with a substantial majority written as excess-of-lossreinsurance. We intend to organize our worldwide reinsurance business around three operating segments:

  •
  Global Property and Marine. The Global Property and Marine operating segment will include principally property and marine reinsurance coverages. We intend to focus our underwriting activities primarily on catastrophe and excess-of-loss per risk contracts. We intend to write other types of property reinsurance as well, including selected property pro rata reinsurance. This segment generated $264 million, or 20.6%, of Platinum's 2001 pro forma net premiums written.

  •
  Global Casualty. The Global Casualty operating segment will include principally general liability, automobile liability, professional liability, workers' compensation, accident and health coverages and casualty clash. We intend to focus our underwriting activities primarily on excess-of-loss reinsurance coverages. This segment generated $539 million, or 42.2%, of Platinum's 2001 pro forma net premiums written.

  •
  Finite Risk. The Finite Risk operating segment will include principally non-traditional reinsurance treaties, including multi-year excess-of-loss, aggregate stop loss, finite quota share, loss portfolio transfer, and adverse loss development contracts. We intend to provide clients, either directly or through brokers, with customized solutions for their risk management and other financial management needs. We intend to focus our finite risk underwriting activities primarily on multi-year excess-of-loss and aggregate stop loss reinsurance treaties. Coverage classes within these products will primarily include property, casualty, marine and/or whole account property and casualty exposures. This segment generated $475 million, or 37.2%, of Platinum's 2001 pro forma net premiums written.

        In addition, we may write other property and casualty reinsurance on an opportunistic basis. For a discussion of the basis on which pro forma net premiums written were determined, see "Selected Pro Forma Consolidated Financial and Operating Data" below.

Background and the Transferred Business

        St. Paul and its subsidiaries constitute one of the oldest insurance organizations in the United States, dating back to 1853. Through its division St. Paul Re, St. Paul has been engaged in the reinsurance business since 1983. In December of 2001, in an effort to enhance the profitability of its reinsurance business, St. Paul decided to narrow the product focus of its reinsurance operations and to exit certain lines of that business. As part of this effort, St. Paul Re reduced its anticipated 2002 exposure and expenses by exiting unprofitable lines of business and reducing the number of reinsurance branch offices outside the U.S. The narrowing of reinsurance product lines included exiting aviation, bond and credit reinsurance coverages, as well as certain financial risk and capital markets lines. International branch office closings included Munich, Brussels, Hong Kong, Sydney and Singapore. In addition to curtailing various reinsurance operations, St. Paul's management decided that its reinsurance business and its primary insurance business should ideally operate as separate entities because of their different risk profiles and business characteristics. As a result, contingent upon the completion of the Public Offering, St. Paul Re will contribute to us, through the arrangements described below, substantially all of its continuing reinsurance business and assets relating thereto (the "Transferred Business"), as follows:

  •
  Renewal Opportunities. We will be acquiring from St. Paul Re its existing customer lists and the right to seek to renew substantially all of St. Paul Re's reinsurance contracts.

  •
  Assumed Reinsurance Contracts. Through quota share retrocession agreements (the "Quota Share Retrocession Agreements"), we will reinsure substantially all of the reinsurance contracts St. Paul Re entered into on or after January 1, 2002, which we refer to as the "Assumed Reinsurance Contracts". St. Paul Re will retain all of its reinsurance exposure not being transferred to us and will administer the associated run-off. Consequently, we will not assume any underwriting exposure with respect to reinsurance contracts entered into by St. Paul prior to January 1, 2002, except as noted below with respect to finite reinsurance.

  •
  The terms of the Quota Share Retrocession Agreements provide, with limited exceptions, that retrocessional reinsurance purchased by St. Paul Re shall inure to our benefit in respect of the Assumed Reinsurance Contracts, providing us with retrocessional reinsurance coverage through 2002 for such contracts.

  •
  For the period of one year following the completion of the Public Offering, we have agreed with St. Paul that St. Paul will continue to write reinsurance business upon our request and that we will reinsure such business pursuant to the Quota Share Retrocession Agreements. This will allow us to continue to participate in reinsurance business which is bound after the completion of the Public Offering without any interruption occasioned by the start-up of our operations and the transition of St. Paul Re's business to us.

  •
  For a period of three years following the completion of the Public Offering, we will underwrite on behalf of St. Paul Re renewals of in-force contracts of finite reinsurance. St. Paul Re will retrocede to us 100% of the unpaid losses under currently in-force and later renewed contracts for a retrocession premium pursuant to the Quota Share Retrocession Agreements. Under the Quota Share Retrocession Agreements, a portion of future premiums will be applied to settle balances related to prior year experience. St. Paul will have an option to renew this arrangement with us for a subsequent period of two years.

  •
  Related Assets. We will be acquiring from St. Paul tangible and intangible assets relating to the continuing businesses being transferred to us, including furniture and equipment, systems and software, assignments of leases and other assets.

  •
  Employees. Upon the completion of the Public Offering, we expect to employ approximately 180 employees previously employed by St. Paul Re.

        St. Paul has agreed with us that, subject to certain exceptions, for a period of            following the completion of the Public Offering, it will not offer reinsurance of the type for which we have acquired renewal rights or hire certain of our employees.

Our Organization

        The following chart summarizes our corporate structure upon completion of the transactions contemplated by this prospectus. Our operating business will be conducted by Platinum US, Platinum UK and Platinum Bermuda. Platinum Bermuda expects to reinsure up to approximately 70% of each of Platinum US's and Platinum UK's reinsurance underwritten after July 31, 2002.

Management and Directors

        We are assembling a senior management team of experienced insurance industry professionals, whose backgrounds include underwriting and marketing property and casualty reinsurance worldwide. Steven H. Newman, who will be the Chairman of Platinum Holdings' Board of Directors, and Jerome T. Fadden, who is Platinum Holdings' President and Chief Executive Officer, each have extensive experience in the global property and casualty reinsurance industry. The new senior management team intends to initiate a number of actions to improve the underwriting performance and profitability of the Company. These actions are described more fully under "Platinum's Strategy" below.

        Mr. Newman has extensive experience with companies engaged in insurance and reinsurance. He was chairman of the Board of Directors of Swiss Re America from May 2000 to October 2000, and Chairman of the Board and Chief Executive Officer of Underwriters Re Group from 1987 to 2000. Prior to joining Underwriters Re, Mr. Newman served as Executive Vice President and then President of the Home Insurance Company from 1984 to 1988, and Vice President and Casualty Actuary at American International Group from 1969 to 1983. Mr. Newman also served as Chairman of the Board of GCR Holdings, a Bermuda catastrophe reinsurer, from 1995 to 1997 and a Director of Capital Re from 1995 to 1998. Mr. Newman has entered into an agreement with St. Paul (which will be assigned to Platinum US upon completion of the Public Offering), pursuant to which he will provide consulting services to Platinum US through March 2005, which date may be automatically extended from year to year.

        Mr. Fadden has significant experience across several organizations engaged in various aspects of the financial services sector including companies engaged in reinsurance, primary insurance and securities brokerage. Prior to joining St. Paul Re as Chief Executive Officer in March 2002, Mr. Fadden had been employed by UBS PaineWebber where he served as Chief Financial Officer from November 1999 through March 2001, and then as Director of Strategic Development in the Office of the Chairman. Prior to joining UBS PaineWebber, Mr. Fadden was Executive Vice President and Chief Financial Officer of Equus Re, a start-up reinsurance operation sponsored by Kemper Insurance. Mr. Fadden served as Executive Vice President and Chief Financial Officer of NAC Re Corp. from July 1996 through September 1998. Prior thereto, Mr. Fadden served in a variety of senior management positions at The Travelers Group, including Treasurer as well as Chief Financial Officer of the property and casualty insurance unit The Gulf Insurance Group. Mr. Fadden has entered into an employment agreement with St. Paul for a five-year term ending March 1, 2007, which will be assigned to Platinum Holdings upon completion of the Public Offering.

        Our Board of Directors will consist of seven members. We expect that Mr. Newman, Mr. Fadden and Jay S. Fishman, Chairman of the Board of Directors and Chief Executive Officer of The St. Paul Companies, Inc., will be members of the Board of Directors.

Our Competitive Strengths

        We believe that with our experienced management team, unencumbered capital base and the long-term potential of the business and assets of St. Paul Re obtained from St. Paul, we will have the benefits of being both an established business and a new market entrant. As a well-capitalized, focused reinsurer, we believe we will be able to expand our relationships with clients of St. Paul Re as well as new clients to a greater extent than if our operations were part of a multi-line insurer such as St. Paul.

        We intend to focus our initial marketing efforts on those brokers and their ceding company clients with which St. Paul Re has established business relationships. We feel that the existing portfolio of business generated by St. Paul Re represents a valuable asset given the renewal nature of the reinsurance industry and the importance of continuity of relationships. We believe that the market perceptions and reputation established by St. Paul Re with respect to service and responsiveness will benefit us in light of the transfer of personnel and underwriting activities from St. Paul Re to us.

Platinum's Strategy

        Our goal is to achieve superior long-term returns for our shareholders, while establishing Platinum as a conservative risk manager and market leader in certain classes of property and casualty reinsurance.

  •
  Build our future on a strong foundation. We will commence operations with the benefit of the Transferred Business:

  •
  Renewal Rights and Assumed Reinsurance Contracts. Our initial portfolio will contain a diversity of business that would normally take many years to develop. We will be acquiring St. Paul Re's existing customer lists and the right to seek to renew its reinsurance contracts, which produced 2001 pro forma net premiums written of approximately $1.3 billion. Our business is expected to be diversified between property contracts, which tend to be short-tail in nature, and casualty contracts, which tend to be long-tail in nature. Property catastrophe reinsurance will be a principal focus and will initially constitute a diversified global book of business in excess of $100 million in annual net premiums written.

  •
  Fully operational infrastructure. We will select experienced employees from the skilled St. Paul Re employee base. These employees have broker and ceding company relationships and underwriting pricing and claims experience that will allow us to be fully staffed and operational in key underwriting and support functions. We believe that this strong foundation will allow us to offer clients and brokers a full range of products, support and service immediately following the completion of the Public Offering.

  •
  Add new leadership to existing talent. In order to take full advantage of the historical strengths of St. Paul Re, we have significantly strengthened our senior management team with the addition of Mr. Newman and Mr. Fadden. Mr. Newman and Mr. Fadden have extensive experience in leading publicly traded reinsurance companies and intend to implement a number of initiatives to capitalize on the strength of St. Paul Re to create a more focused and more profitable reinsurance business. We expect these initiatives to include implementing a new underwriting strategy, improving risk management and reducing operating expenses.

  •
  Focus on profitability, not market share.Our new management team intends to pursue a strategy that emphasizes underwriting discipline and profitability over market share. Key elements of this strategy will be prudent risk selection, appropriate pricing through strict underwriting discipline and adjusting our business mix to respond to changing market conditions. We intend to increase our writings of lines of business, such as property catastrophe excess-of-loss and property per risk excess of loss, which we believe will contribute to our long-term profitability.

  •
  Exercise disciplined underwriting and risk management. We intend to exercise risk management discipline by (i) maintaining a diverse spread of risk in our book of business across products and geographies, (ii) focusing on excess-of-loss contracts as opposed to pro rata contracts, and (iii) reducing our aggregate catastrophe exposure relative to historical levels through more sophisticated management of property catastrophe aggregate exposures.

    •
    Operate a lean and expense-focused underwriting business. We believe a lean underwriting culture will support our focus on profitability and allow us to be more responsive to changing market conditions. We intend to keep our headcount low and maintain a limited number of offices. At January 1, 2001, St. Paul Re had approximately 410 employees while we expect to have approximately 180 employees at the completion of the Public Offering. The number of underwriting offices was reduced by St. Paul Re from ten at January 1, 2001 to five as of March 31, 2002. In addition, we expect to originate most of our business from brokers, rather than directly from ceding companies, which we believe will keep our expenses low.

  •
  Grow our business by leveraging our global platform. We intend to operate in all three of the world's leading reinsurance markets with offices in New York, London and Bermuda. St. Paul Re has conducted admitted reinsurance activities in the US and London for many years and has been well established as a lead underwriter in excess casualty, property catastrophe and certain other classes of reinsurance. Our new Bermuda subsidiary will provide us with both a new market in which to write reinsurance, and the flexibility to provide reinsurance products that are best facilitated by an offshore company.

  •
  Operate from a position of financial strength. As a newly formed company, our initial capital position is unencumbered by any development of prior-period loss reserves. We intend to operate the Company with a target capitalization consistent with our ratings objectives. We expect to have approximately $1 billion of equity capital following the Public Offering and the St. Paul Investment to support our anticipated underwriting activities. Our investment strategy will focus on security and stability in our investment portfolio by maintaining a diversified portfolio that will consist primarily of investment grade fixed-income securities. We believe these factors, combined with our strict underwriting discipline, will allow us to maintain our strong financial position and to be opportunistic when market conditions are most attractive.

Recent Industry Trends

        After an extended period of increased competition and eroding premiums, the reinsurance markets began experiencing improvements in rates, terms and conditions in the first quarter of 2000. These improvements continued in 2001 and were accelerated by the terrorist attack of September 11, 2001, which resulted in a range of estimated losses to the insurance industry of between $30 and $70 billion, the largest estimated catastrophe losses ever experienced by the industry. We believe property and other reinsurance premiums have often risen in the aftermath of significant catastrophic losses. As claims are reserved, industry surplus is depleted and the industry's capacity to write new business diminishes. At the same time, there appears to be heightened awareness that commercial properties are exposed to a variety of risks. We believe that market trends similar to those that have occurred in past cycles are developing in the current environment. With respect to January 2002 renewals, St. Paul Re experienced substantial rate increases, generally ranging from 20% to 50% depending on the line of business. We believe that the current imbalance between the increased demand for property-related insurance and reinsurance and the reduced supply of this type of coverage will continue at least for the immediate future.

St. Paul's Share Ownership

        St. Paul has determined that the efficiency, profitability and competitive position of its reinsurance operations can be maximized by separating them from St. Paul's primary insurance operations. Despite the separation of the two businesses, St. Paul will continue to participate in future growth through its ownership of the St. Paul Investment. Upon consummation of the Public Offering and the St. Paul Investment, St. Paul will own approximately 24.9% of our outstanding Common Shares, which shares will be limited to 9.9% of the voting power of the outstanding Common Shares. St. Paul has informed us that it currently intends to continue its share ownership in Platinum Holdings for the foreseeable future.

Principal Executive Offices

        Platinum Holdings was organized on April 19, 2002 as a company limited by shares under Bermuda law. Platinum Holdings' principal executive offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Its telephone number is (441) 295-5950.

The Public Offering and the St. Paul Investment

Common Shares Offered in the Public Offering	40,000,000 shares
St. Paul Investment	13,262,300 shares
Common Shares outstanding after the Public Offering and the St. Paul Investment	53,262,300 shares, of which the 13,262,300 Common Shares issued in the St. Paul Investment will represent approximately 24.9%.

        The foregoing does not give effect to any exercise by the underwriters for the Public Offering of their over-allotment option with respect to up to 6,000,000 Common Shares. If the underwriters exercise this over-allotment option in whole or in part, St. Paul has the right to purchase in the aggregate up to an additional 1,989,300 Common Shares, at the initial public offering price less the underwriting discount, in order to maintain its proportionate initial share ownership in Platinum Holdings at approximately 24.9%. If the underwriters' over-allotment option is exercised in full and St. Paul purchases these additional Common Shares, there would be 61,251,600 Common Shares outstanding upon completion of the Public Offering and the St. Paul Investment. In order to maintain St. Paul's intended ownership level, the total number of Common Shares to be sold to St. Paul is subject to proportionate adjustment if the number of Common Shares sold in the Public Offering is adjusted hereafter.

Proposed NYSE symbol
Use of Proceeds
Assuming the Common Shares are offered at $25 per share, the net proceeds from the Public Offering are estimated to be approximately $940 million. A portion of the net proceeds will be retained by Platinum Holdings and the balance will be contributed to the capital of Platinum US, Platinum UK and Platinum Bermuda to support their underwriting capacity. See "Use of Proceeds".
Dividend Policy
The Board of Directors of the Company intends to declare and pay quarterly cash dividends of $ per Common Share beginning in . The declaration and payment of dividends to holders of Common Shares will be at the discretion of the Board of Directors. See "Dividend Policy".

Selected Pro Forma Consolidated Financial and Operating Data

        Financial information in this prospectus is presented on the basis of U.S. generally accepted accounting principles unless otherwise indicated.

        In this prospectus, we are presenting unaudited pro forma consolidated financial information of Platinum Holdings with respect to the Transferred Business, contingent upon the completion of this Public Offering. This pro forma financial information is based on the terms of the agreements between Platinum and St. Paul effecting the transfer of the Transferred Business described under "Certain Relationships and Related Transactions," which we refer to herein as the "Inception Agreements".

        We caution that the Platinum pro forma consolidated balance sheet and pro forma consolidated underwriting results presented herein are not indicative of the actual results that we will achieve once we commence operations. Many factors may cause our actual results to differ materially from the pro forma consolidated balance sheet and underwriting results including, but not limited to, the following:

  •
  Platinum's pro forma consolidated statement of underwriting results includes premium and loss development on business entered into prior to January 1, 2002. Under the Quota Share Retrocession Agreements we are assuming no premium or loss development on business entered into prior to January 1, 2002. Therefore, our reported premiums written and earned and reported losses and loss adjustment expenses in our initial years of operation could be substantially lower than as presented in Platinum's pro forma consolidated statement of underwriting results. As such, our reported results in our initial years of operation will not be subject to prior year development for periods prior to January 1, 2002.

  •
  Following the Public Offering, we will report underwriting results under the Quota Share Retrocession Agreements for the period prior to the date of consummation of the Public Offering based on the application of retroactive reinsurance accounting, resulting in the premiums earned and losses incurred by St. Paul during such period being excluded from our statement of underwriting results. Accordingly, following the Public Offering, our reported 2002 premiums written and earned and our net underwriting results in 2002 could be substantially different than as presented in Platinum's pro forma consolidated statement of underwriting results due to this exclusion.

  •
  Platinum's pro forma consolidated balance sheet reflects the inception of the Quota Share Retrocession Agreements assuming transferred balances as of April 24, 2002. Platinum's actual consolidated balance sheet will report transferred amounts determined as of the date of completion of the Public Offering. Accordingly, underwriting gain or loss with respect to the Assumed Reinsurance Contracts for the period from January 1, 2002 through the completion of the Public Offering will be retained by St. Paul.

  •
  Although we will continue to be afforded the benefits of most of St. Paul Re's retrocessional reinsurance program for the remainder of 2002, following 2002 we may enter into reinsurance contracts with significantly different terms and conditions from those that have been made available to us from St. Paul Re and which form the basis of our initial operations.

  •
  The additional and reinstatement premiums recorded in 2001 by Predecessor's Finite Risk operating segment were primarily caused by losses relating to the September 11, 2001 terrorist attack. These additional and reinstatement premiums were unusually high and not necessarily indicative of the recurring premium volume we expect to write in that business segment.

Pro Forma Consolidated Balance Sheet Data

        We have prepared our unaudited pro forma consolidated balance sheet as of our inception date on April 24, 2002, to reflect our initial capitalization in the amount of $12,000 and adjusted to reflect, among other things,

  •
  amounts reflecting the receipt of $940 million, representing the estimated net proceeds from the Public Offering, based on an assumed initial public offering price of $25 per Common Share without giving effect to any exercise of the underwriters' over-allotment option. It is further assumed that the net proceeds from the Public Offering will be invested in long-term, taxable fixed income securities;

  •
  amounts related to the net assets contributed to Platinum by St. Paul, which are transferred at St. Paul's book value. Tangible assets so contributed include the net assets of Platinum US as well as certain fixed assets such as furniture and equipment, systems and software. Intangible assets contributed include broker lists, contract renewal rights, and licenses; and

  •
  our entering into the Quota Share Retrocession Agreements with St. Paul Re reinsuring the Assumed Reinsurance Contracts as of April 24, 2002.

At Inception April 24, 2002
($ in millions, except per share amount)
Cash and invested assets	$1,079
Deferred acquisition costs	17
Other assets	7

Total assets	$1,103

Unpaid losses and loss adjustment expense reserves	$34
Unearned premium reserves	103
Total shareholders' equity	966

Total liabilities and shareholders' equity	$1,103

Book value per Common Share(1)	$18.13

(1)
Reflects the issuance of 53,262,300 million Common Shares in the Public Offering and the St. Paul Investment.

Pro Forma Consolidated Underwriting Results

        We have prepared our unaudited pro forma consolidated statements of underwriting results to represent our reinsurance business as if we had commenced our operations and the Public Offering and the St. Paul Investment had been completed as of January 1, 2001. Our presentation of our pro forma underwriting results assumes that all of the Inception Agreements were entered into as of January 1, 2001. We have based our presentation on Predecessor's actual underwriting results. We have then adjusted these historical results to remove any of Predecessor's reinsurance businesses that will not be part of Platinum following the completion of the Public Offering, including

  •
  amounts related to Predecessor's reinsurance businesses that will not be renewed after January 1, 2001, and

  •
  amounts related to Predecessor's allocations from St. Paul's corporate excess-of-loss retrocessional reinsurance programs that will not be available to Platinum.

        Except as noted above, the pro forma consolidated underwriting results assume that all other retrocessional reinsurance with respect to the Assumed Reinsurance Contracts entered into in 2002 and prior years will remain available to Platinum.

        Our future results will depend in part on the amount of our investment income, which cannot be predicted and which will fluctuate depending upon the types of investments we select, our underwriting results and market factors. Actual tax expense in future periods will be based on underwriting results plus investment income and other income and expense items not reflected in the pro forma consolidated underwriting results. Our effective tax rate will reflect the proportion of income recognized by our operating subsidiaries, with Platinum US taxed at the U.S. corporate income tax rate (35%), Platinum UK taxed at the U.K. corporate tax rate (approximately 30%), Platinum Ireland taxed at the Irish corporate tax rate (25% on non-trading income and 12.5% on insurance income), and Platinum Bermuda taxed at a zero corporate tax rate. In 2002, we expect to have a greater portion of our income subject to U.S. taxation and U.K. taxation because our Bermuda operations are entirely new and can be expected to grow as a proportion of our business. As a result of changes in the geographic distribution of taxable income as well as changes in the amount of our non-taxable income and expense, the relationship between our reported income before tax and our income tax expense may change significantly from one period to the next.

	Three Months Ended March 31,
			Year Ended December 31, 2001
	2002	2001
	($ in millions)
Net premiums written	$361	$266	$1,278
Change in unearned premiums, net	(68)	(56)	(91)

Net premiums earned	293	210	1,187
Losses and loss adjustment expenses	190	137	1,296
Policy acquisition expenses	76	73	203
Other underwriting expenses	11	14	55

Total underwriting losses and expenses	277	224	1,554

Underwriting gain (loss)	16	(14)	(367)

Selected Ratios U.S. GAAP:
Loss and loss adjustment expense ratio	64.7%	65.7%	109.2%
Underwriting expense ratio	29.5%	40.8%	21.7%

Combined ratio	94.2%	106.5%	130.9%

Selected Ratios—Statutory:
Loss and loss adjustment expense ratio	64.7%	65.7%	109.2%
Underwriting expense ratio	26.8%	35.6%	22.2%

Combined ratio	91.5%	101.3%	131.4%

Impact of catastrophes on combined ratio	(2.2)%	(2.3)%	35.6%

        Included in the 2001 pro forma consolidated underwriting results are pre-tax losses related to the September 11, 2001 terrorist attack totaling $351 million. This amount includes gross losses and loss adjustment expenses of $689 million, $110 million of ceded reinsurance, $137 million of additional and reinstatement premiums and $91 million of reduced contingent commission expenses.

Pro Forma Underwriting Results by Operating Segment

        The following provides a summary of the pro forma underwriting results for our three operating segments. To provide a more meaningful indication of the underlying performance of our business segments, the results exclude the impact of Predecessor's aggregate excess-of-loss treaty as it relates to Platinum and the impact of the September 11, 2001 terrorist attack.

	Three months ended March 31,
			Year ended December 31, 2001
	2002	2001
	($ in millions)
Net premiums written
Global Property and Marine	$98	$83	$288
Global Casualty	173	116	552
Finite Risk	93	71	365

Total	$364	$270	$1,205

Underwriting gain (loss)
Global Property and Marine	$41	$31	$45
Global Casualty	(17)	(42)	(104)
Finite Risk	(1)	(3)	(26)

Total	$23	$(14)	$(85)

Combined ratio
Global Property and Marine	45.9%	47.5%	83.9%
Global Casualty	113.1%	144.9%	121.9%
Finite Risk	101.7%	104.2%	107.1%

Total	92.3%	106.6%	107.6%

RISK FACTORS

        Before investing in our Common Shares, you must carefully consider the following risk factors. These risks could materially affect our business, results of operations or financial condition and cause the trading price of the Common Shares to decline. You could lose part or all of your investment.

Risk Related to Our Business

  We have no operating history, and we cannot assure you that we will be successful in implementing our business strategy or that we will be able to operate the business as we currently expect.

        The Company, Platinum UK, Platinum Bermuda and Platinum Ireland were recently formed. Platinum US has been in existence since 1995 as an inactive insurance company. None of these companies has any operating history. Businesses which are starting up or in their initial stages of development present substantial business and financial risks and may suffer significant losses. They must develop business relations, establish operating procedures, hire staff, obtain facilities, implement new systems and complete other tasks appropriate for the conduct of their intended business activities. There can be no assurance that we will be successful in implementing our business strategy. In addition, we cannot assure you that we will be able to operate our business as we currently expect. As a result of industry factors or factors specific to Platinum, we may have to alter our anticipated methods of conducting our business, such as the nature, amount and types of risks we assume.

  We may not be able to successfully continue the business being contributed by
  St. Paul Re.

        Although we anticipate commencing our operations with an existing reinsurance business, including renewal opportunities, broker and cedent relationships, a workforce and other tangible and intangible assets that are being contributed by St. Paul Re, there can be no assurance that we will be able to successfully continue this business. We will not have any of the benefits which may have flowed to the business from being affiliated with St. Paul, including its name recognition, its reputation in the industry and its strong capital base. It is possible that clients of St. Paul Re will choose not to renew expiring contracts with us and will choose to reinsure with our competitors. It is possible that cedents will choose to not do business with us because we expect to have a smaller capital base than St. Paul has or because the cedents' credit approval committees will not approve doing business with us. It is possible that clients that do renew expiring contracts with us may demand policy terms that are less favorable to us or may renew only with reduced coverage limits. We may not be able to maintain the broker relationships established by St. Paul Re, or retain those employees of St. Paul Re who are expected to join us upon completion of the Public Offering. We cannot assure you that we will be able to build upon this base of business or operate our business as successfully as St. Paul Re. It is also possible that the restructuring of St. Paul Re that St. Paul initiated in December 2001 and this Public Offering may adversely affect our ability to maintain the St. Paul Re business that is being transferred to us.

  Neither our pro forma financial information nor the historical financial information of Predecessor in this prospectus is an indicator of our future actual results.

        As a newly formed company, we have no actual results of operations. We are, therefore, presenting in this prospectus our pro forma consolidated financial information with respect to the reinsurance business which St. Paul will be transferring to us, as if the Public Offering and the St. Paul Investment had been completed and we had commenced our operations as of January 1,

2001. We are also presenting historical consolidated financial information of Predecessor to illustrate the underwriting results of our actual historical reinsurance business.

        We caution that our pro forma financial information and the historical financial information of Predecessor presented in this prospectus are not necessarily comparable with or indicative of the actual results that we will achieve once we commence operations for the reasons set forth below:

  •
  Platinum's pro forma consolidated statement of underwriting results includes premium and loss development on business entered into prior to January 1, 2002. Under the Quota Share Retrocession Agreements we are assuming no premium or loss development on business entered into prior to January 1, 2002. Therefore, our reported premiums written and earned and reported losses and loss adjustment expenses in our initial years of operation could be substantially lower than as presented in Platinum's pro forma consolidated statement of underwriting results. As such, our reported results in our initial years of operation will not be subject to prior year development for periods prior to January 1, 2002.

  •
  Following the Public Offering, we will report underwriting results under the Quota Share Retrocession Agreements for the period prior to the date of consummation of the Public Offering based on the application of retroactive reinsurance accounting, resulting in the premiums earned and losses incurred by St. Paul during such period being excluded from our statement of underwriting results. Accordingly, following the Public Offering, our reported 2002 premiums written and earned and our net underwriting results in 2002 could be substantially different than as presented in Platinum's pro forma consolidated statement of underwriting results due to this exclusion.

  •
  Platinum's pro forma consolidated balance sheet reflects the inception of the Quota Share Retrocession Agreements assuming transferred balances as of April 24, 2002. Platinum's actual consolidated balance sheet will report transferred amounts determined as of the date of completion of the Public Offering. Accordingly, underwriting gain or loss with respect to the Assumed Reinsurance Contracts for the period from January 1, 2002 through the completion of the Public Offering will be retained by St. Paul.

  •
  Although we will continue to be afforded the benefits of most of St. Paul Re's retrocessional reinsurance program for the remainder of 2002, following 2002 we may enter into reinsurance contracts with significantly different terms and conditions from those that have been made available to us from St. Paul Re and which form the basis of our initial operations.

  •
  The additional and reinstatement premiums recorded in 2001 by Predecessor's Finite Risk operating segment were primarily caused by losses relating to the September 11, 2001 terrorist attack. These additional and reinstatement premiums were unusually high and not necessarily indicative of the recurring premium volume we expect to write in that business segment.

        Our future consolidated financial results will also depend on the amount of our investment income, which cannot be predicted and which will fluctuate depending upon the types of investments we select, our underwriting results and market factors, as well as our consolidated effective tax rate.

  The property and casualty reinsurance industry is highly competitive.

        The property and casualty reinsurance industry is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We will compete with major U.S. and non-U.S. reinsurers, including several Bermuda-based reinsurers that write property and casualty reinsurance and that target the same market as we do and utilize similar business strategies.

        In addition to reinsurance company competitors, other financial institutions are now able to offer services similar to those that we expect to offer. Capital market participants have also created alternative products from capital market participants that compete with reinsurance products, such as risk securitization. Such alternative products may be perceived to be more beneficial for ceding companies and result in lower demand for certain of our products.

        Since we have no operating history, many of our competitors have greater name and brand recognition. Many of them also have more (in some cases substantially more) capital and greater marketing and management resources than we expect to have, and may offer a broader range of products and more competitive pricing than we expect to or will be able to offer.

        Our competitive position will be based on many factors, including our perceived overall financial strength, ratings assigned by independent rating agencies, geographic scope of business, client relationships, premiums charged, contract terms and conditions, products and services offered (including the ability to design customized programs), speed of claims payment, reputation, experience and qualifications of employees and local presence. Since we have not yet commenced operations, we cannot assure you that we will be able to compete successfully on any of these bases. If competition limits our ability to write new business at adequate rates, our return on capital may be adversely affected.

  The September 11, 2001 terrorist attack has generated substantial new capital inflows into the reinsurance industry, increasing competition.

        Following the terrorist attack of September 11, 2001, a number of new reinsurers and other entities have been formed and a number of existing market participants have raised new capital, in an effort to participate in an improving marketplace. These new and better financed companies are expected to increase the level of competition in the industry. We are unable to predict the extent to which these developments may affect our competitive position. While we believe that we and our competitors will be able to raise premium rates in the near and intermediate term, the additional competition may limit such increases or result in decreases in premium rates, and there can be no assurance that we will be able to achieve an increase in premium rates even in the near term.

  We are not yet rated by A.M. Best and this could affect our competitive position with customers.

        Competition in the types of reinsurance business that we intend to underwrite is based on many factors, including the perceived financial strength of the reinsurer and ratings assigned by independent rating agencies. A.M. Best Company, Inc. ("Best's") is generally considered to be a significant rating agency with respect to the evaluation of insurance and reinsurance companies. Best's ratings are based on a quantitative evaluation of performance with respect to profitability, leverage and liquidity and a qualitative evaluation of spread of risk, reinsurance program, investments, reserves and management. Insurance ratings are used by insurers and reinsurance intermediaries as an important means of assessing the financial strength and quality of reinsurers. In addition, a ceding company's own rating may be adversely affected by the lack of a rating of its reinsurer. Therefore, the lack of a rating may dissuade a ceding company from reinsuring with us and may influence a ceding company to reinsure with a competitor of ours that has an insurance rating.

        We are not yet rated by Best's or by any other insurance rating agency. We are seeking a Best's rating of not less than "A-", which we believe to be critical to our competitiveness. Failure to obtain such a rating, or, assuming we do obtain such a rating, any future rating downgrade, would significantly and adversely affect our ability to compete in a large portion of the reinsurance market in which we will operate.

  Consolidation in the insurance industry could lead to lower margins for us and less demand for our reinsurance products and services.

        The insurance industry is undergoing a process of consolidation as industry participants seek to enhance their product and geographic reach, client base, operating efficiency and general market power through merger and acquisition activities. These larger entities may seek to use the benefits of consolidation to, among other things, implement price reductions for their products and services. If competitive pressures compel us to reduce our prices, our operating margins would decrease.

        As the insurance industry consolidates, competition for customers may become more intense and the importance of acquiring and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, which could reduce our operating margins. In addition, insurance companies that merge may be able to enhance their negotiating position when buying reinsurance and may be able to spread their risks across a consolidated, larger capital base so that they require less reinsurance.

  We are dependent on key executives.

        Our success will depend in substantial part upon the continued service of Steven H. Newman as our Chairman of the Board of Directors and Jerome T. Fadden as our President and Chief Executive Officer. Mr. Fadden has entered into an employment contract with St. Paul for a five-year term ending March 1, 2007, which will be assigned to Platinum Holdings upon completion of the Public Offering, and Mr. Newman (for personal financial planning purposes, through a corporation which is wholly-owned by Mr. Newman) has entered into a consulting agreement with St. Paul to serve as a consultant to Platinum US for a three-year term through March 2005, which will be assigned to Platinum Holdings upon completion of the Public Offering. Our success will also depend on our ability to attract and retain additional executives and underwriting personnel. Because we believe that there are only a limited number of available, qualified executives in the reinsurance industry, our inability to hire additional senior executives or the loss of the services of any of our senior executives could delay or prevent us from fully implementing our business strategy and could significantly and negatively affect our business. There can be no assurance that we will be successful in attracting and retaining qualified employees and the failure to do so could significantly and adversely affect our business.

        Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate governmental authority. Such permission may be granted or extended upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standards for the advertised position. None of our executive officers is a Bermudian, and all such officers will be working in Bermuda under work permits. We will seek work permits for Jerome T. Fadden and other employees of Platinum Holdings, as well as all employees of Platinum Bermuda who are not Bermuda citizens, from Bermuda authorities on a temporary basis prior to the completion of the Public Offering and on a long-term basis thereafter. The Bermuda government recently announced a new policy that places a six year term limit on individuals with work permits, subject to certain exemptions for key employees. It is possible that we could lose the services of one or more of these people if we are unable to renew their work permits, which could significantly and adversely affect our business.

  The occurrence of severe catastrophic events may have a material adverse effect on our financial results and financial condition.

        Because we intend to underwrite property and casualty reinsurance and will have large aggregate exposures to natural and man-made disasters, our management expects that our loss experience generally will include infrequent events of great severity. The frequency and severity of catastrophe losses are inherently unpredictable. Consequently, the occurrence of losses from catastrophic events is likely to cause a material adverse effect on our financial results and financial condition. In addition, because catastrophes are an inherent risk of our business, a catastrophe or series of catastrophes can be expected to have a material adverse effect on our ability to write new business, and our financial condition and results of operations, possibly to the extent of eliminating our shareholders' equity and statutory surplus. Increases in the values and geographic concentrations of insured property and the effects of inflation have historically resulted in increased severity of industry losses in recent years and we expect that those factors will increase the severity of catastrophe losses in the future.

  The September 11, 2001 terrorist attack may result in government intervention impacting the insurance and reinsurance markets.

        In response to the tightening of supply in certain insurance markets resulting from, among other things, the terrorist attack of September 11, 2001, the U.S. government and other governments may intervene in the insurance and reinsurance markets. Following the September 11, 2001 terrorist attack, various proposed legislation that is designed to ensure the availability of insurance coverage for terrorist acts has been introduced in the U.S. Congress. Legislation has been adopted in the U.S. House of Representatives designed, among other things, to provide federal government loans over a short-term period to commercial insurers and reinsurers for funding losses arising from terrorist acts against U.S. properties, which loans would be repaid through industry assessments and, if losses exceed a threshold, policyholder assessments. Alternative proposed legislation has been introduced in the U.S. Senate, including legislation providing for the direct payment by the U.S. government for losses arising from terrorist acts to the insureds of insurers who continue to write such coverage, legislation that would provide direct government assistance to insurers and legislation that would require insurers to write coverage for terrorist acts and establish a mandatory reinsurance pool. We cannot predict whether any such legislation will be enacted or what form it may take. Potential investors should note that governmental intervention could significantly and adversely affect us by, among other things:

  •
  providing competing insurance and reinsurance capacity in the markets and to the customers we expect to target;
  •
  regulating the terms of insurance and reinsurance capacity and reinsurance policies in a manner that could significantly and adversely affect us, directly or indirectly, by requiring coverage for terrorist acts to be offered by insurers and/or reinsurers, benefiting our competitors, reducing the demand for our products or benefiting insurers as compared to reinsurers such as ourselves;
  •
  providing sources of liquidity to U.S. companies that may not be available to us; or
  •
  otherwise disproportionally benefiting U.S. or other foreign countries' companies over Bermuda-based companies such as Platinum Holdings and its Bermuda subsidiary.

  The September 11, 2001 terrorist attack has caused uncertainty as to future insurance and reinsurance coverage for terrorist acts, and we may in the future have substantial exposure to such acts.

        Following the terrorist attack of September 11, 2001, there is uncertainty in the insurance and reinsurance markets about the extent to which future coverages will extend to terrorist acts. There is also uncertainty about the definition of terrorist acts. While there can be no assurance, we believe that coverage of claims that are the result of terrorist acts (as they are ultimately defined by industry and government standards) will generally be excluded from property catastrophe reinsurance contracts covering large commercial risks above specified property values, but usually will not be excluded for smaller commercial coverages, personal lines or other coverages. Accordingly, we presently continue to incur exposure to terrorist acts. The extent to which coverage for terrorist acts is offered by the insurance and reinsurance markets in the future is uncertain. Coverage for losses resulting from terrorist acts may be offered separately in the reinsurance market, and we may or may not offer such coverage in the future. There can be no assurance that our and the insurance industry's attempts to exclude coverage for terrorist acts will be effective and, as a result, we could incur large unexpected losses if further terrorist attacks occur.

  The failure of any of the loss limitation methods we employ could have a material adverse effect on our financial condition or our results of operations.

        Our property and casualty reinsurance contracts cover unpredictable events such as hurricanes, windstorms, hailstorms, earthquakes, volcanic eruptions, fires, industrial explosions, freezes, riots, floods and other natural or man-made disasters. We intend to seek to limit our loss exposure by writing the majority of our products on an excess-of-loss basis, adhering to maximum limitations on reinsurance written in defined geographical zones, limiting program size for each client and prudent underwriting of each program written. In the case of proportional treaties, we intend to seek per occurrence limitations or loss ratio caps to limit the impact of losses from any one event. A limited number of the Assumed Reinsurance Contracts do not contain provisions for per occurrence limits or loss ratio caps. There can be no assurance that any of these loss limitation methods will be effective. We intend to seek to limit our loss exposure by geographic diversification. Geographic zone limitations involve significant underwriting judgments, including the determination of the area of the zones and the inclusion of a particular policy within a particular zone's limits. There can be no assurance that various provisions of our policies, such as limitations or exclusions from coverage or choice of forum, will be enforceable in the manner we intend. Disputes relating to coverage and choice of legal forum may arise. Underwriting is inherently a matter of judgment, involving important assumptions about matters that are inherently unpredictable and beyond our control, and for which historical experience and probability analysis may not provide sufficient guidance. One or more catastrophic or other events could result in claims that substantially exceed our expectations, which could have a material adverse effect on our financial condition or our results of operations, possibly to the extent of eliminating our shareholders' equity and statutory surplus.

  We intend to purchase retrocessional reinsurance, which will subject us to credit risk and may become unavailable on acceptable terms.

        In order to limit the effect on our financial condition of large and multiple losses, we intend to buy retrocessional reinsurance, which is reinsurance for our own account. From time to time, market conditions have limited, and in some cases have prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance which they consider adequate for their business needs. We expect both pricing and terms to become more severe in the retrocessional reinsurance market. It is possible that the September 11, 2001 terrorist attack may limit the availability of desired amounts of retrocessional reinsurance at acceptable pricing. If we are unable to obtain retrocessional reinsurance, our financial position and operations may be materially adversely affected. Moreover, the September 11, 2001 terrorist attack, threats of further terrorist attacks and the military initiatives and political unrest in Afghanistan, the Middle East and the surrounding regions have adversely affected general economic, market and political conditions, increasing many of the risks of our business. Over time, the rating agencies could re-examine the ratings affecting our industry. There can be no assurance that we will be able to obtain our desired amounts of retrocessional reinsurance on acceptable terms. Predecessor had retrocessional arrangements with St. Paul, and there is no assurance that we will be able to obtain replacement agreements. Even if we are able to obtain such retrocessional reinsurance, there can be no assurance that we will be able to negotiate terms as favorable to us as St. Paul Re obtained in prior years. Loss of all or portions of our retrocessional coverage could subject us to increased exposure, which could be material.

        A retrocessionaire's insolvency or its inability or unwillingness to make payments under the terms of its reinsurance treaty with us could have a material adverse effect on us. Therefore, our retrocessions subject us to credit risk because the ceding of risk to retrocessionaires does not relieve a reinsurer of its liability to the ceding companies.

  If we are required to increase our loss reserves, our operating results will be adversely affected.

        At any time, our loss reserves may prove to be inadequate to cover our actual losses and benefits experience. To the extent loss reserves may be insufficient to cover actual losses or loss adjustment expenses, we will have to add to these loss reserves and incur a charge to our earnings which could have a material adverse effect on our financial condition, results of underwriting and cash flows.

        Our loss reserves will not represent an exact calculation of liability, but rather will be estimates of the expected cost of the ultimate settlement of losses. We expect that all of our loss reserve estimates will be based on actuarial and statistical projections at a given time, of facts and circumstances known at that time and estimates of trends in loss severity and other variable factors, including new concepts of liability and general economic conditions. Changes in these trends or other variable factors could result in claims in excess of our loss reserves.

        Unforeseen losses, the type or magnitude of which we cannot predict, may emerge in the future. These additional losses could arise from changes in the legal environment, extraordinary events affecting our clients such as reorganizations and liquidations or changes in general economic conditions.

        In addition, because we, like other reinsurers, will not separately evaluate each of the individual risks assumed under reinsurance treaties, we will be largely dependent on the original underwriting decisions made by ceding companies. We will be subject to the risk that our ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded to us may not adequately compensate us for the risks we assume.

        Under accounting principles generally accepted in the United States ("U.S. GAAP"), Platinum US, Platinum UK and Platinum Bermuda will not be permitted to establish loss reserves with respect to property catastrophe reinsurance until an event occurs which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for future losses. Losses arising from future catastrophic events will be estimated and recognized at the time the loss is incurred and could be substantial.

  The property and casualty reinsurance business is historically cyclical, and we expect to experience periods with excess underwriting capacity and unfavorable pricing.

        Historically, property and casualty reinsurers have experienced significant fluctuations in operating results. Demand for reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic and market conditions, all of which affect liability retention decisions of primary insurers and reinsurance premium rates. The supply of reinsurance is related to prevailing prices, the levels of insured losses and levels of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the reinsurance industry. As a result, the property and casualty reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. We can expect to experience the effects of such cyclicality.

        The cyclical trends in the industry and the industry's profitability can also be affected significantly by volatile and unpredictable developments, including what management believes to be a trend of courts to grant increasingly larger awards for certain damages, natural disasters (such as catastrophic hurricanes, windstorms, tornadoes, earthquakes and floods), fluctuations in interest rates, changes in the investment environment that affect market prices of and income and returns on investments and inflationary pressures that may tend to affect the size of losses experienced by primary insurance companies. Although market conditions have improved recently with respect to some lines of property and casualty reinsurance, we cannot predict whether market conditions will continue to improve, remain constant or deteriorate. A return to negative market conditions may affect our ability to write reinsurance at rates that we consider appropriate relative to the risk assumed. If we cannot write property and casualty reinsurance at appropriate rates, our ability to transact reinsurance business could be significantly and adversely affected.

  A significant amount of our invested assets will be subject to market volatility.

        Our investment portfolio will consist initially of fixed income securities and, in the future, may include equity securities. The fair market value of these assets and the investment income from these assets will fluctuate depending on general economic and market conditions. Fixed income and equity markets have become increasingly volatile in the last year and particularly since the events of September 11, 2001. Because substantially all of our invested assets will be classified as available for sale, changes in the market value of our securities will be reflected in our consolidated balance sheet. Therefore, market fluctuations and market volatility will affect the value of our investments and could adversely affect the value of our portfolio and our liquidity.

  Increases in interest rates or fluctuations in currency exchange rates may cause us to experience losses.

        Because of the unpredictable nature of losses that may arise under reinsurance policies, our liquidity needs can be expected to be substantial and to arise at any time. The market value of our fixed income investments will be subject to fluctuation depending on changes in prevailing interest rates. We expect to hedge our investment portfolio against interest rate risk. Nevertheless, increases in interest rates during periods when we sell fixed income securities to satisfy liquidity needs may result in losses.

        Our functional currency will be the U.S. dollar. Our operating currency generally will also be the U.S. dollar. However, the premiums receivable and losses payable in respect of a portion of our business will be denominated in currencies of other countries, principally the industrialized countries. Consequently, we may, from time to time, experience exchange gains and losses that could affect our financial position and results of operations. We do not expect to—and as a practical matter cannot—hedge our foreign currency exposure with respect to potential losses until a loss payable in a foreign currency occurs (after which we may purchase a currency hedge in some cases).

  Platinum UK may not be licensed in the United Kingdom prior to completion of the Public Offering.

        It is possible that Platinum UK will not be licensed by the Financial Services Authority ("FSA") to write business at the time of the completion of the Public Offering. In that event, St. Paul has agreed that St. Paul Re will continue to write reinsurance as directed by Platinum US in the United Kingdom until such time as Platinum UK is duly licensed, at which time this reinsurance will be transferred to us pursuant to a quota share retrocession agreement between Platinum UK and St. Paul Re.

  Platinum Holdings is a holding company and, consequently, it is dependent on the payment of cash dividends or the making of loans by Platinum US, Platinum UK and Platinum Bermuda.

        Platinum Holdings.    Platinum Holdings is a holding company that will conduct no reinsurance operations of its own. All its reinsurance operations will be conducted through its wholly-owned operating subsidiaries, Platinum U.S., Platinum UK and Platinum Bermuda. As a holding company, Platinum Holdings' cash flow will consist primarily of dividends, interest and other permissable payments from its subsidiaries. Platinum Holdings will depend on such payments to receive funds for general corporate purposes and to meet its obligations, including the payment of any dividends to its shareholders.

        Platinum US.    Platinum US is organized in the State of Maryland. Under Maryland insurance law, Platinum US may pay dividends out of surplus, provided it must provide the Maryland Insurance Commissioner with at least thirty days' prior notice before paying an "extraordinary dividend" or making an "extraordinary distribution". Extraordinary dividends and extraordinary distributions are dividends or distributions which, together with any other dividends and distributions paid during the immediately preceding twelve-month period, would exceed the lesser of

          (1)  ten percent of Platinum US's statutory policyholders' surplus (as determined under statutory accounting principles) as of December 31 of the prior year and

          (2)  Platinum US's net investment income excluding realized capital gains (as determined under statutory accounting principles) for the twelve-month period ending on December 31 of the prior year, plus any amounts of net investment income (excluding realized capital gains) in the three preceding years which have not been distributed.

These statutory limitations are subject to change. Platinum US may not pay extraordinary dividends or make extraordinary distributions until either the thirty-day notice period has expired (without the Maryland Insurance Commissioner disapproving such payment) or the Maryland Insurance Commissioner has approved the payment within that period. Extraordinary dividends and extraordinary distributions may only be paid out of earned surplus.

        In addition, Platinum US must give ten days' prior notice to the Maryland Insurance Commissioner of its intention to pay any dividend or make any distribution other than an extraordinary dividend or an extraordinary distribution. The Maryland Insurance Commissioner has the right to prevent such a dividend or such a distribution if he determines, in his discretion, that after the payment thereof, Platinum US's policy holder surplus would be inadequate or could cause Platinum US to be in a hazardous financial condition. You should note that results under statutory accounting principles may not be as favorable as results under generally accepted accounting principles.

        Platinum Bermuda.    The payment of dividends by Platinum Bermuda is limited under Bermuda law and regulations, including Bermuda insurance law. Under the Bermuda Insurance Act 1978, amendments thereto and related regulations, which we refer to as the "Insurance Act", Platinum Bermuda will be required to maintain a specified solvency margin and minimum liquidity ratio and will be prohibited from declaring or paying any dividends if to do so would cause Platinum Bermuda to fail to meet its solvency margin and minimum liquidity ratio. Under the Insurance Act, Platinum Bermuda will be prohibited from paying dividends of more than 25% of its total statutory capital and surplus at the end of the previous fiscal year unless it files an affidavit stating that the declaration of such dividends has not caused it to fail to meet its solvency margin and minimum liquidity ratio. The Insurance Act will also prohibit Platinum Bermuda from declaring or paying dividends without the approval of the Supervisor of Insurance of Bermuda if Platinum Bermuda

failed to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. Additionally, under the Bermuda Companies Act 1981, Platinum Holdings and Platinum Bermuda may declare or pay a dividend only if, among other things, Platinum Holdings has reasonable grounds for believing that Platinum Holdings or Platinum Bermuda are, or would after the payment be, able to pay their respective liabilities as they become due.

        Platinum UK.    U.K. law prohibits Platinum UK from declaring a dividend to its shareholders unless it has "profits available for distribution". The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses. While the United Kingdom insurance regulatory laws impose no statutory restrictions on an insurer's ability to declare a dividend, the insurance regulator in the United Kingdom strictly controls the maintenance of each insurance company's solvency margin within its jurisdiction and may restrict Platinum UK from declaring a dividend beyond a level which the regulator determines would adversely affect Platinum UK's solvency requirements. It is common practice in the United Kingdom to notify the regulator in advance of any significant dividend payment.

        Platinum Ireland.    Platinum Ireland is a holding company incorporated under the laws of Ireland. Irish law prohibits Platinum Ireland from declaring a dividend to its stockholders unless it has "profits available for distribution". The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses. As Platinum Ireland is not a regulated entity, there are no insurance regulatory laws applicable to the payment of dividends by Platinum Ireland. In the future, we may use Platinum Ireland to carry out reinsurance activities in Ireland or the European Union outside of the United Kingdom, provided that the necessary regulatory approvals are first obtained.

  The regulatory system under which we operate, and potential changes thereto, could significantly and adversely affect our business.

        Platinum Holdings.    As the indirect parent of Platinum US, Platinum Holdings will be subject to the insurance holding company law of Maryland, where Platinum US is organized. This law generally requires the insurance holding company and each insurance company directly or indirectly owned by the holding company to register with the Maryland Insurance Commissioner and to furnish annually financial and other information about the operations of companies within the holding company system. Generally, all transactions affecting the insurers in the holding company system—including sales, loans, reinsurance agreements, service agreements and dividend payments—must be fair and, if material, require prior notice and approval or non-disapproval by the Maryland Insurance Administrator.

        Platinum US.    Platinum US is organized and domiciled in Maryland and licensed, authorized or accredited to write reinsurance in 21 states of the United States and is seeking licenses in eleven additional states. State insurance laws regulate many aspects of its reinsurance business and state insurance departments in the licensure states will supervise its reinsurance operations. Its principal insurance regulatory authority will be the Maryland Insurance Commissioner. The purpose of this regulatory structure is to protect insureds and ceding insurance companies, not our shareholders. Among other things, U.S. regulation requires Platinum US, to maintain minimum levels of capital, surplus and liquidity, impose restrictions on the amount and type of investments each may hold, impose restrictions on payment of dividends and distributions, obtain prior approval of ownership of shares, prescribe solvency standards that it must meet, and provide for the performance of certain periodic examinations of it and of its financial condition. These statutes and regulations may, in effect, restrict the ability of Platinum US, to write new business or, as indicated above, distribute funds to Platinum Holdings, or pursue our investment strategy. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislators have considered or enacted laws that may alter or increase state authority to regulate insurance companies and insurance holding companies. Further, the National Association of Insurance Commissioners, or NAIC, and state insurance regulators regularly reexamine existing laws and regulations, interpretations of existing laws and the development of new laws. In addition, Congress and some federal agencies from time to time investigate the current condition of insurance regulation in the United States to determine whether to impose federal regulation or to allow an optional federal incorporation, similar to banks. We cannot predict with certainty the effect any proposed or future legislation or NAIC initiatives may have on the conduct of our business. In addition, the insurance laws or regulations adopted or amended from time to time may be more restrictive or may result in higher costs than current requirements. Although the United States federal government does not directly regulate the insurance business, changes in federal legislation and administrative policies in several areas, including changes in the Gramm-Leach-Bliley Act, financial services regulation and federal taxation, can significantly affect the insurance industry and us and our subsidiaries.

        Platinum UK.    It is intended that, upon completion of the Public Offering, Platinum UK will be authorized by the FSA to conduct insurance business in the U.K. As an authorized person, its insurance business will be subject to close supervision by the FSA. For a description of the regulatory position in the U.K. with regard to Platinum UK, see "Business-Regulation-U.K. Regulation". We expect the FSA will take a rigorous and proactive approach to its new supervisory duties.

        The FSA is looking to strengthen its requirements for senior management arrangements, systems and controls by requiring insurance firms to maintain risk management teams; to determine and document policies for dealing with risks; and to demonstrate how combinations of risks have been aggregated and mitigated. It also wishes to see improvements to insurance firms' regulatory returns and other reporting, so that reporting is more focused on key aspects. In addition, as part of an initiative to integrate regulation throughout the financial services sector, the FSA intends to modernize the current requirements relating to insurance companies; this will involve an increased emphasis on risk identification and management in relation to the prudential regulation of insurance businesses in the U.K. The FSA expects to implement these requirements in 2004.

        Further, given that the framework for supervision of insurance companies in the U.K. is largely formed by European Union ("EU") directives (which are implemented by member states through national legislation), changes at EU level may affect the regulatory scheme under which Platinum UK operates. A general review of EU insurance directives is currently in progress and, although the review is not expected to be completed before 2005, it may lead to changes such as increased minimum capital requirements. Until proposed changes have been implemented, however, it is not possible to say with any certainty how they might affect the conduct of our business.

        Platinum Bermuda.    Platinum Bermuda is a registered Bermuda insurance company and is subject to regulation and supervision in Bermuda. The applicable Bermuda statutes and regulations generally are designed to protect insureds and ceding insurance companies, not our shareholders. Platinum Bermuda is not registered or licensed as an insurance company in any jurisdiction outside Bermuda. Platinum Bermuda will conduct its business through its offices in Bermuda and will not maintain an office, and its personnel will not solicit, advertise, settle claims or conduct other insurance activities, in the U.S. or elsewhere. Accordingly, Platinum Bermuda does not believe it will be in violation of insurance laws of any jurisdiction outside Bermuda. There can be no assurance, however, that inquiries or challenges to Platinum Bermuda's insurance activities will not be raised in the future.

        As Platinum Bermuda's business develops, it will monitor the need to obtain licenses in jurisdictions other than Bermuda in order to comply with applicable law or to be able to engage in additional insurance-related activities. Platinum Bermuda may be at a competitive disadvantage in jurisdictions where it is not licensed or does not enjoy an exemption from licensing relative to competitors that are so licensed, authorized or accredited or exempt from licensing. Platinum Bermuda may not be able to obtain any additional licenses, authorizations or accreditations that it determines are necessary or desirable. Furthermore, the process of obtaining those licenses, authorizations or accreditations is often costly and may take a long time. Many U.S. jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their U.S. statutory financial statements without appropriate security. We expect that Platinum Bermuda's reinsurance clients will typically require it to post a letter of credit or enter into other security arrangements, which will increase its costs of operations relative to reinsurers not required to do so. If Platinum Bermuda is unable to obtain a letter of credit facility on commercially acceptable terms or is unable to arrange for other types of security, its ability to operate its business may be severely limited.

        Generally, Bermuda insurance statutes and regulations applicable to Platinum Bermuda are less restrictive than those that would be applicable to Platinum Bermuda if it were subject to the insurance laws of any state in the United States as described above. In the past, there have been congressional and other proposals in the United States regarding increased supervision and regulation of the insurance industry, including proposals to supervise and regulate reinsurers domiciled outside the United States. If Platinum Bermuda were to become subject to any insurance laws of the United States or any U.S. state at any time in the future, it might be required to post deposits or maintain minimum surplus levels and might be prohibited from engaging in lines of business or from writing types of policies. Complying with those laws could have a material adverse effect on our ability to conduct business or our results of operations.

        The offshore insurance and reinsurance regulatory framework recently has become subject to increased scrutiny in many jurisdictions, including in the United States and in various states within the United States. We are not able to predict the future impact on our operations of changes in the laws and regulations to which we are or may become subject.

  We will be dependent on the business provided to us by reinsurance brokers and we may be exposed to liability for brokers' failure to make payments to clients for their claims.

        We intend to market most of our reinsurance products through reinsurance brokers. The reinsurance brokerage industry generally, and our sources of business specifically, are concentrated. On a pro forma basis, based on net premiums written during the three months ended March 31, 2002, the five brokers from which Predecessor derived the largest portions of its business (with the approximate percentage of our business derived from such brokers and their affiliates) are Aon (25.6%), Benfield Blanch (21.3%), Marsh (19.9%), Willis (11.5%) and Towers Perrin (2.8%). Loss of all or a substantial portion of the business provided by such intermediaries could have a material adverse effect on us. There can be no assurance that these brokers will continue doing business with us after the Public Offering. In addition, at least two large brokers have announced their intention to form new Bermuda reinsurance companies that may compete with us, and these brokers may favor their own reinsurers over other companies, including us.

        In accordance with industry practice, we expect to frequently pay amounts owing in respect of claims under our policies to reinsurance brokers, for payment over to the ceding insurers. In the event that a broker fails to make such a payment, depending on the jurisdiction, we may remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions when premiums for such policies are paid to reinsurance brokers for payment over to us, such premiums will be deemed to have been paid and the ceding insurer will no longer be liable to us for those amounts whether or not actually received by us. Consequently, we will assume a degree of credit risk associated with our brokers during the payment process.

  Because we are dependent on certain contractual relationships with St. Paul, our principal shareholder, we may experience conflicts of interest with St. Paul that may be detrimental to our business.

        Concurrently with the Public Offering, we have agreed to issue 13,262,300 Common Shares to St. Paul in return for the contribution of the Assumed Reinsurance Contracts and other assets, which are described in more detail under "St. Paul Investment". Following the Public Offering and the St. Paul Investment, St. Paul will own approximately 24.9% of our Common Shares (which shares will be limited to 9.9% of the voting power of the outstanding Common Shares).

        In connection with our formation, we have agreed with St. Paul and certain of its affiliates to enter into, among other things, a Formation and Separation Agreement, a Master Services Agreement, several Quota Share Retrocession Agreements, a Run-off Services Agreement, Underwriting Management Agreements and several Investment Management Agreements. These agreements, which we refer to as the "Inception Agreements", will become effective contingent upon the completion of the Public Offering and will govern our relationship with St. Paul with respect to various intercompany services, which we and St. Paul will provide one another following the completion of the Public Offering. Notwithstanding these contractual relationships, St. Paul (other than as restricted by the non-competition agreement), and its subsidiaries and affiliates, may from time to time compete with us, including by assisting or investing in the formation of other entities engaged in the insurance and reinsurance businesses. Conflicts of interest could also arise with respect to business opportunities that could be advantageous to St. Paul and any of its subsidiaries or affiliates, on the one hand, and us, on the other hand. Other than as specified in the Inception Agreements, St. Paul is under no obligation to deal with us on any basis other than arm's length or to treat us as a "preferred provider" or grant us any other preferential treatment. St. Paul or its subsidiaries or affiliates have entered, and may enter, into agreements and maintain relationships with numerous companies that may directly compete with us.

Risks Related to Our Common Shares

  There is no prior public market for the Common Shares.

        Prior to the Public Offering, there has been no public trading market for the Common Shares and there can be no assurance that an active trading market will develop and continue upon completion of those offerings or that the market price of the Common Shares will not decline below the initial public offering price. The initial public offering price per Common Share in the Public Offering will be determined by agreement among the Company and the representatives of the underwriters and may not be indicative of the market price of the Common Shares after the Public Offering. We will apply to list the Common Shares on the New York Stock Exchange under the symbol "            ".

  It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors.

        We are a Bermuda company and certain of our officers and directors will be residents of various jurisdictions outside the U.S. A substantial portion of our assets and our officers and directors, at any one time, are or may be located in jurisdictions outside the U.S. Although we have irrevocably appointed CT Corporation System as an agent in New York, New York to receive service of process with respect to actions against us arising out of violations of the U.S. federal securities laws in any federal or state court in the U.S. relating to the transactions covered by this prospectus, it may be difficult for investors to effect service of process within the U.S. on our directors and officers who reside outside the U.S. or to enforce against us or our directors and officers judgments of U.S. courts predicated upon civil liability provisions of the U.S. federal securities laws.

  Future sales of Common Shares may affect their market price.

        No prediction can be made as to the effect, if any, that future sales of Common Shares, or the availability of Common Shares for future sale, will have on the market price of the Common Shares prevailing from time to time. Sales of substantial amounts of the Common Shares in the public market following the Public Offering and the St. Paul Investment, or the perception that such sales could occur, could adversely affect the market price of the Common Shares and may make it more difficult for the Company to sell its equity securities in the future, or for shareholders to sell their Common Shares, at a time and price which they deem appropriate. Upon completion of the Public Offering and the St. Paul Investment, there will be 53,262,300 Common Shares outstanding. In the event the underwriters' over-allotment option for an additional 6,000,000 Common Shares is exercised, St. Paul has the right to purchase in the aggregate up to an additional 1,989,300 shares in order to maintain its proportionate initial share ownership in the Company. If the underwriters' over-allotment option is exercised in full and St. Paul purchases these additional shares, there would be 61,251,600 Common Shares outstanding upon completion of the Public Offering and the St. Paul Investment. The Common Shares sold in the Public Offering will be freely tradeable without restriction or future registration under the Securities Act of 1933, as amended (the "1933 Act"), by persons other than "affiliates" of the Company. The Common Shares sold in the St. Paul Investment will be "restricted securities" within the meaning of the 1933 Act and may not be sold in the absence of registration under the 1933 Act or an exemption therefrom. St. Paul has been granted rights to require the Company to register its Common Shares. Pursuant to such lock-up agreement, each of the Company and St. Paul and the Company's officers and directors has agreed that for a period of 180 days from the closing date of the Public Offering it will not, without the prior written consent of the representatives of the underwriters, sell, offer to sell, contract to sell or otherwise dispose of any Common Shares or any other securities convertible into or exercisable or exchangeable for any Common Shares or grant options to purchase any Common Shares subject to certain limited exceptions.

  Public investors will suffer immediate and substantial dilution.

        In the St. Paul Investment, we will issue to St. Paul, as the consideration for the Transferred Businesses contributed to us, 13,262,300 Common Shares. Because St. Paul will contribute to us the Transferred Business in return for, and not pay cash for its Common Shares, and we will record the assets so contributed at their historical cost. As a result, the initial public offering price per Common Share is significantly higher than our net tangible book value per share. Accordingly, if you purchase Common Shares in the Public Offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of 40,000,000 Common Shares, you will incur immediate dilution of approximately $6.87 in the net tangible book value per Common Share.

  There are limitations on the ownership, transfers and voting rights of our Common Shares.

        Under our bye-laws, our directors are required to decline to register any transfer of Common Shares that would result in a person (or any group of which such person is a member), other than St. Paul and its subsidiaries, beneficially owning, directly or indirectly, 9.9% or more of the Common Shares, or in St. Paul and its subsidiaries beneficially owning, directly or indirectly, more than 24.9% of such shares. Similar restrictions apply to our ability to issue or repurchase shares. The directors also may, in their absolute discretion, decline to register the transfer of any shares if they have reason to believe (1) that the transfer may expose us, any of our subsidiaries, any shareholder or any person ceding insurance to us or any of our subsidiaries to adverse tax or regulatory treatment in any jurisdiction or (2) that registration of the transfer under the U.S. federal securities laws or under any U.S. state securities laws or under the laws of any other jurisdiction is required and such registration has not been duly effected. These restrictions would apply to a transfer of shares even if the transfer has been executed on the New York Stock Exchange. A transferor of Common Shares will be deemed to own those shares for dividend, voting and reporting purposes until a transfer of those Common Shares has been registered on our register of shareholders. We are authorized to request information from any holder or prospective acquiror of Common Shares as necessary to give effect to the transfer, issuance and repurchase restrictions referred to above, and may decline to effect any transaction if complete and accurate information is not received as requested.

        In addition, our bye-laws generally provide that any person (or any group of which such person is a member) holding, directly, indirectly or by attribution, or otherwise beneficially owning Common Shares carrying 10% or more of the total voting rights attached to all of our outstanding capital shares, will have the voting rights attached to its issued shares reduced so that it may not exercise more than approximately 9.9% of such total voting rights. Because of the attribution provisions of the U.S. Internal Revenue Code (the "Code"), and the rules of the Securities and Exchange Commission (the "SEC") regarding determination of beneficial ownership, this requirement may have the effect of reducing the voting rights of a shareholder whether or not such shareholder directly holds 10% or more of our Common Shares. Further, the directors have the authority to request from any shareholder certain information for the purpose of determining whether that shareholder's voting rights are to be reduced. Failure to respond to such a notice, or submitting incomplete or inaccurate information, gives the directors (or their designee) discretion to disregard all votes attached to that shareholder's Common Shares. These provisions of our bye-laws will have the effect of rendering more difficult or discouraging unsolicited takeover bids from third parties or the removal of incumbent management.

        The insurance law of Maryland prevents any person from acquiring control of us or of Platinum US unless that person has filed a notification with specified information with the Maryland Insurance Commissioner and has obtained his prior approval. Under the Maryland statute, acquiring 10% or more of the voting stock of an insurance company or its parent company is presumptively considered a change of control, although such presumption may be rebutted. Accordingly, any person who acquires, directly or indirectly, 10% or more of the voting securities of Platinum Holdings without the prior approval of the Maryland Insurance Commissioner will be in violation of this law and may be subject to injunctive action requiring the disposition or seizure of those securities by the Maryland Insurance Commissioner or prohibiting the voting of those securities and to other actions determined by the Maryland Insurance Commissioner. In addition, many U.S. state insurance laws require prior notification of state insurance departments of a change in control of a non-domiciliary insurance company doing business in that state. While these prenotification statutes do not authorize the state insurance departments to disapprove the change in control, they authorize regulatory action in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute a change in control of Platinum Holdings may require prior notification in those states that have adopted preacquisition notification laws.

        The FSMA regulates the acquisition of "control" of any U.K. insurance company authorized under FSMA. Any company or individual that (together with its or his associates) directly or indirectly acquires 10% or more of the shares in the parent company of a U.K. authorized insurance company, or is entitled to exercise or control the exercise of 10% or more of the voting power in such a parent company, would be considered to have acquired "control" for the purposes of the relevant legislation, as would a person who had significant influence over the management of such parent company by virtue of his shareholding in it. A purchaser of more than 10% of the Common Shares would therefore be considered to have acquired "control" of our Platinum UK.

        Under FSMA, any person proposing to acquire "control" over a U.K. authorized insurance company must give prior notification to the FSA of his intention to do so. The FSA would then have three months to consider that person's application to acquire "control". In considering whether to approve such application, the FSA must be satisfied that both the acquirer is a fit and proper person to have such "control" and that the interests of consumers would not be threatened by such acquisition of "control". Failure to make the relevant prior application would constitute a criminal offense.

  Your investment could be materially adversely affected if we are deemed to be engaged in business in the U.S.

        Platinum Holdings and Platinum Bermuda are Bermuda companies, Platinum UK is a U.K. company, and Platinum Ireland is an Irish company. We believe that Platinum Holdings, Platinum UK, Platinum Bermuda and Platinum Ireland will each operate in such a manner that none of these companies will be subject to U.S. tax (other than U.S. excise tax on reinsurance premiums and withholding tax on certain investment income from U.S. sources) because they will not engage in a trade or business in the U.S. However, because definitive identification of activities which constitute being engaged in a trade or business in the U.S. is not provided by the Code or regulations or court decisions, there can be no assurance that the U.S. Internal Revenue Service will not contend that Platinum Holdings, Platinum UK, Platinum Bermuda and/or Platinum Ireland are/is engaged in a trade or business in the U.S. If Platinum Holdings, Platinum UK, Platinum Bermuda or Platinum Ireland were engaged in a trade or business in the U.S., and, if Platinum UK, Platinum Bermuda or Platinum Ireland were to qualify for benefits under the applicable income tax treaty with the United States, but such trade or business were attributable to a "permanent establishment" in the U.S., Platinum Holdings, Platinum UK, Platinum Bermuda and/or Platinum Ireland would be subject to U.S. tax at regular corporate rates on the income that is effectively connected with the U.S. trade or business, plus an additional 30% "branch profits" tax on such income remaining after the regular tax in certain circumstances, in which case our earnings and your investment could be materially adversely affected.

        Platinum UK or Platinum Bermuda may be subject to reinsurance premium excise taxes in the U.S. (1%) and certain other jurisdictions.

  If you acquire 10% or more of the Common Shares, CFC rules may apply to you.

        Under the Code, each "United States shareholder" of a "controlled foreign corporation" ("CFC") who owns shares in the CFC on the last day of the CFC's taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income", even if the subpart F income is not distributed. For these purposes, any U.S. person who owns, directly or indirectly through foreign persons, or is considered to own under applicable constructive ownership rules of the Code, 10% or more of the total combined voting power of all classes of stock of a foreign corporation will be considered to be a "United States shareholder". In general, a foreign insurance company such as Platinum UK or Platinum Bermuda is treated as a CFC only if such "United States shareholders" collectively own more than 25% of the total combined voting power or total value of our stock for an uninterrupted period of 30 days or more during any tax year. St. Paul will own approximately 24.9% of the Common Shares upon completion of this offering, although, pursuant to our bye-laws, the combined voting power of these shares is limited to approximately 9.9% of the combined voting power of all Common Shares. We expect that, because of the limitations on concentration of voting power of our Common Shares, dispersion of our share ownership among holders other than St. Paul, the provisions for directed voting for the directors of Platinum Bermuda, Platinum UK and Platinum Ireland and the restrictions on transfer, issuance or repurchase of the Common Shares, you will not be subject to treatment as a "United States shareholder" of a CFC. In addition, because under our bye-laws no single shareholder

(including St. Paul) is permitted to exercise as much as 10% of the total combined voting power of the Company, you should not be viewed as a "United States shareholder" of a CFC for purposes of these rules. There can be no assurance, however, that these rules will not apply to you. Accordingly, U.S. persons who might, directly, indirectly or through attribution, acquire 10% or more of our Common Shares should consider the possible application of the CFC rules.

  Under certain circumstances, you may be required to pay taxes on your pro rata share of Platinum Bermuda's and Platinum UK's related person insurance income.

        If Platinum UK's or Platinum Bermuda's related person insurance income ("RPII") were to equal or exceed 20% of Platinum UK's or Platinum Bermuda's gross insurance income in any taxable year and direct or indirect insureds (and persons related to such insureds) own (or are treated as owning directly or indirectly) 20% or more of the voting power or value of the shares of Platinum UK or Platinum Bermuda, a U.S. person who owns the Common Shares of Platinum Holdings directly or indirectly on the last day of the taxable year would be required to include in its income for U.S. federal income tax purposes the shareholder's pro rata share of Platinum UK's or Platinum Bermuda's RPII for the entire taxable year, determined as if such RPII were distributed proportionately to such United States shareholders at that date regardless of whether such income is distributed. In addition, U.S. tax-exempt organizations would be required to treat RPII as unrelated business taxable income if Platinum UK's or Platinum Bermuda's RPII equaled or exceeded 20% of Platinum UK's or Platinum Bermuda's gross insurance income in any taxable year. The amount of RPII earned by Platinum UK or Platinum Bermuda (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. shareholder of Platinum UK or Platinum Bermuda or any person related to such shareholder, including St. Paul) will depend on a number of factors, including the geographic distribution of Platinum UK or Platinum Bermuda's business and the identity of persons directly or indirectly insured or reinsured by Platinum UK or Platinum Bermuda. Some of the factors which determine the extent of RPII in any period may be beyond Platinum UK's or Platinum Bermuda's control. Consequently, there can be no assurance that Platinum UK's or Platinum Bermuda's RPII will not equal or exceed 20% of its gross insurance income in any taxable year and that ownership of its shares by direct or indirect insureds and related persons will not equal or exceed the 20% threshold described above.

        The RPII rules provide that if a shareholder who is a U.S. person disposes of shares in a foreign insurance corporation that has RPII (even if the amount of RPII is less than 20% of the corporation's gross insurance income) and in which U.S. persons own 25% or more of the shares, any gain from the disposition will generally be treated as ordinary income to the extent of the shareholder's share of the corporation's undistributed earnings and profits that were accumulated during the period that the shareholder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a shareholder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the shareholder. These rules should not apply to dispositions of Common Shares because Platinum Holdings will not itself be directly engaged in the insurance business and because proposed U.S. Treasury regulations appear to apply only in the case of shares of corporations that are directly engaged in the insurance business. There can be no assurance, however, that the U.S. Internal Revenue Service will interpret the proposed regulations in this manner or that the applicable proposed regulations will not be promulgated in final form in a manner that would cause these rules to apply to dispositions of our Common Shares.

  Changes in U.S. federal income tax law could materially adversely affect shareholders' investment.

        Recently proposed U.S. legislation, if enacted, would under certain circumstances treat a foreign corporation as a U.S. corporation for U.S. federal income tax purposes and under other circumstances would require obtaining U.S. Internal Revenue Service approval of the terms of related-party transactions.

        The Company and its subsidiaries would appear generally not to be subject to the proposed legislation as currently drafted. We cannot predict whether the proposed legislation (or any similar legislation) will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on the Company or its subsidiaries.

        If such legislation were enacted and made applicable to the Company and its subsidiaries, we could be treated as a U.S. corporation. If we were treated as a U.S. corporation, we would be subject to taxation in the U.S. at regular corporate rates, in which case our earnings and shareholders' investments would be materially adversely affected. In addition, the U.S. tax consequences to our shareholders would be significantly different from those described below in "Certain Tax Considerations—Taxation of Shareholders—United States Taxation of U.S. and Non-U.S. Shareholders". Prospective investors should consult their tax advisors regarding the U.S. tax consequences to them, in their particular circumstances, if we were treated as a U.S. corporation.

  We may become subject to taxes in Bermuda after 2016.

        The Bermuda Minister of Finance, under Bermuda's Exempted Undertakings Tax Protection Act 1966, has assured us that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or to any of our operations or our shares, debentures or other obligations until March 28, 2016. We cannot assure you that we will not be subject to any Bermuda tax after that date. For more information on Bermuda taxation of Platinum Holdings and Platinum Bermuda, see "Certain Tax Considerations".

  Bermuda could be subject to sanctions by a number of multi-national organizations which could adversely affect Bermuda companies.

        A number of multinational organizations, including the EU, the Organization for Economic Cooperation and Development ("OECD"), including its Financial Action Task Force, and the Financial Stability Forum have all recently identified certain countries as blocking information exchange, engaging in harmful tax competition or not maintaining adequate controls to prevent corruption, such as money laundering activities. Recommendations to limit such harmful practices are under consideration by these organizations, and a recent report published on November 27, 2001 by the OECD contains an extensive discussion of specific recommendations. The OECD has threatened non-member jurisdictions that do not agree to cooperate with the OECD with punitive sanctions by OECD member countries. It is unclear what these sanctions will be and if they will be imposed. Bermuda has committed to a course of action to enable compliance with the requirements of these multinational organizations. No assurance can be given, however, that the action taken by Bermuda would be sufficient to preclude all effects of the measures or sanctions described above, which if ultimately adopted could adversely affect Bermuda companies such as Platinum Holdings and Platinum Bermuda.

        Some of the statements contained in this prospectus, including those using words such as "believes", "expects", "intends", "estimates", "projects", "predicts", "assumes", "anticipates", "plans" and "seeks", and variations thereof, are forward-looking statements. Forward-looking statements are statements other than of historical fact. Since Platinum has no history of operations, most of the statements relating to Platinum and its business, including statements relating its competitive strengths and business strategies, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties and are not a guarantee of future performance. In light of these risks and uncertainties, actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed in this section. We can provide no assurance that we will be able to conduct our business successfully, execute our strategies effectively or achieve our financial and other objectives.

        As with any common stock investment, the price of our Common Shares may fluctuate widely depending on many factors, including:

  •
  the perceived prospects of our business in particular and the insurance, asset management, securities and financial services industries generally;

  •
  differences between our actual financial and operating results and those expected by investors and analysts;

  •
  changes in analysts' recommendations or projections;

  •
  changes in general economic, market and political conditions; and

  •
  broad market and interest rate fluctuations.

DILUTION

        Net tangible book value per Common Share represents the amount of tangible assets less total liabilities, divided by the number of Common Shares outstanding. Dilution in net tangible book value per Common Share represents the difference between the amount per Common Share paid by purchasers of our Common Shares in the Public Offering and the net tangible book value per Common Share, immediately after the Public Offering. Because St. Paul will contribute to us the Transferred Business, and will not pay cash for its Common Shares, and we will record the assets so contributed at their net book value, the initial public offering price per Common Share is significantly higher than our net tangible book value per share. Accordingly, if you purchase Common Shares in the Public Offering, you will suffer immediate and substantial dilution of your investment. After giving effect to (1) St. Paul's contribution of the Transferred Business, and (2) our sale of 40,000,000 Common Shares in this Public Offering at an assumed initial public offering price of $25 per Common Share after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, and considering the 13,262,300 of Common Shares issued to St. Paul in exchange for the Transferred Business, our pro forma net tangible book value as of April 24, 2002, would have been approximately $966 million, or $18.13 per Common Share. This represents an immediate dilution in pro forma net tangible book value of approximately $6.87 per Common Share to purchasers in this offering.

Assumed initial public offering price per Common Share	$25.00
Net tangible book value per Common Share after the offering	18.13

Net tangible book value dilution per Common Share to investors	$(6.87)

As we are newly formed, our net tangible book value before the Public Offering and the St. Paul Investment was $12,000.

        The following table sets forth as of April 24, 2002, the total consideration paid and the average price per Common Share paid by St. Paul and by investors, before deducting underwriting discounts and commissions and estimated offering expenses of $1.38 per Common Share payable by us, assuming this offering is priced at $25 per share.

		Pro Forma Total Consideration			Average Price Per Common Share
	Common Shares Purchased Number
		Percent	Amount	Percent
St. Paul	13,262,300	24.9%	$25,763,000	2.5%	$1.94
Investors	40,000,000	75.1	1,000,000,000	97.5	25.00

Total	53,262,300	100.0%	$1,025,763,000	100.0%	$19.26

        This table does not include Common Shares issuable upon (1) exercise of the underwriters' over-allotment option in this Public Offering or any concurrent exercise by St. Paul of its option to maintain its ownership at 24.9% immediately following the Public Offering or (2) options to be issued to our management and other employees pursuant to our employee compensation plans.

USE OF PROCEEDS

        Assuming the Common Shares are offered at $25 per share, the net proceeds from the Public Offering are estimated to be approximately $940 million. A portion of the net proceeds will be retained by Platinum Holdings and the balance will be contributed to the capital of Platinum US, Platinum UK and Platinum Bermuda to support their underwriting capacity.

DIVIDEND POLICY

        Our Board of Directors intends to declare and pay quarterly cash dividends of $                        per Common Share beginning                          . The declaration and payment of dividends will be at the discretion of the Board of Directors of the Company and will depend upon our results of operations and cash flows, the financial position and capital requirements of Platinum US, Platinum UK and Platinum Bermuda, general business conditions, legal, tax and regulatory restrictions on the payment of dividends and other factors the Board of Directors of the Company deems relevant. While the Company is not itself subject to any significant legal prohibitions on the payment of dividends, Platinum US will be subject to regulatory constraints imposed by Maryland insurance law, Platinum UK will be subject to regulatory constraints imposed by U.K. insurance law, and Platinum Bermuda will be subject to regulatory constraints imposed by Bermuda insurance law, which affect their ability to pay dividends to the Company. See "Business—Regulation". Accordingly, there is no requirement or assurance that dividends will be declared or paid in the future.

CAPITALIZATION

        The following table sets forth the capitalization of the Company as of April 24, 2002 and as adjusted to give effect to the Public Offering and the St. Paul Investment based on an assumed initial public offering price in the Public Offering of $25 per Common Share.

	Actual	As Adjusted
Long-term debt	$—	$—
Shareholders' equity
Common Shares, par value $1.00 per share, $0.01 per share, as adjusted (12,000 shares authorized; 110,000,000 shares authorized, as adjusted; 12,000 shares outstanding; 53,262,300 shares outstanding, as adjusted)	12,000	532,623
Additional paid-in capital	—	965,230,377
Retained earnings	—	—

Total shareholders' equity	12,000	965,763,000

Total capitalization	$12,000	$965,763,000

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        We caution that the Platinum pro forma consolidated balance sheet and pro forma consolidated underwriting results presented herein are not indicative of the actual results that we will achieve once we commence operations. Many factors may cause our actual results to differ materially from the pro forma consolidated balance sheet and underwriting results including, but not limited to, the following:

  •
  Platinum's pro forma consolidated statement of underwriting results includes premium and loss development on business entered into prior to January 1, 2002. Under the Quota Share Retrocession Agreements we are assuming no premium or loss development on business entered into prior to January 1, 2002. Therefore, our reported premiums written and earned and reported losses and loss adjustment expenses in our initial years of operation could be substantially lower than as presented in Platinum's pro forma consolidated statement of underwriting results. As such, our reported results in our initial years of operation will not be subject to prior year development for periods prior to January 1, 2002.

  •
  Following the Public offering, we will report underwriting results under the Quota Share Retrocession Agreements for the period prior to the date of consummation of the Public Offering based on the application of retroactive reinsurance accounting, resulting in the premiums earned and losses incurred by St. Paul during such period being excluded from our statement of underwriting results. Accordingly, following the Public Offering, our reported 2002 premiums written and earned and our net underwriting results in 2002 could be substantially different than as presented in Platinum's pro forma consolidated statement of underwriting results due to this exclusion.

  •
  Platinum's pro forma consolidated balance sheet reflects the inception of the Quota Share Retrocession Agreements assuming transferred balances as of April 24, 2002. Platinum's actual consolidated balance sheet will report transferred amounts determined as of the date of completion of the Public Offering. Accordingly, underwriting gain or loss with respect to the Assumed Reinsurance Contracts for the period from January 1, 2002 through the completion of the Public Offering will be retained by St. Paul.

  •
  Although we will continue to be afforded the benefits of most of St. Paul Re's retrocessional reinsurance program for the remainder of 2002, following 2002 we may enter into reinsurance contracts with significantly different terms and conditions from those that have been made available to us from St. Paul Re and which form the basis of our initial operations.

  •
  The additional and reinstatement premiums recorded in 2001 by Predecessor's Finite Risk operating segment were primarily caused by losses relating to the September 11, 2001 terrorist attack. These additional and reinstatement premiums were unusually high and not necessarily indicative of the recurring premium volume we expect to write in that business segment.

Pro Forma Consolidated Balance Sheet

        We have prepared our unaudited pro forma consolidated balance sheet as of our inception date on April 24, 2002, to reflect our initial capitalization in the amount of $12,000 and adjusted to reflect, among other things,

  •
  amounts reflecting the receipt of $940 million, representing the estimated net proceeds from the Public Offering based on an assumed initial public offering price of $25 per Common Share, without giving effect to any exercise of the underwriters' over-allotment option. It is further assumed that the net proceeds from the Public Offering will be invested in long-term, taxable fixed income securities;

  •
  amounts related to the net assets contributed to Platinum by St. Paul, which are transferred at St. Paul's book value. Tangible assets so contributed include the net assets of Platinum US as well as certain fixed assets such as furniture and equipment and systems and software. Intangible assets contributed include broker lists, contract renewal rights, and licenses; and

  •
  our entering into the Quota Share Retrocession Agreements with St. Paul Re reinsuring the Assumed Reinsurance Contracts as of April 24, 2002.

		April 24, 2002 (Date of Inception) Adjustments
					Pro Forma Platinum
	Historical	(1)	(2)	(3)
	($ in thousands)
Assets:
Investments	$—	$940,000	$19,081	$—	$959,081
Cash	12	(12)		120,337	120,337
Deferred acquisition costs	—	—	—	17,023	17,023
Other assets	—	—	6,682	—	6,682

Total assets	$12	$939,988	$25,763	$137,360	$1,103,123

Liabilities:
Unpaid losses and loss adjustment expense reserves	$—	$—	$—	$34,261	$34,261
Unearned premium reserves	—	—	—	103,099	103,099

Total liabilities	$—	$—	$—	$137,360	$137,360
Shareholders' equity:
Common shares	$12	$400	$133	$—	$545
Additional paid-in capital	—	939,588	25,630	—	$965,218
Retained earnings	—	—	—	—	—

Total shareholders' equity	$12	$939,988	$25,763	$—	$965,763

Total liabilities and shareholders' equity	$12	$939,988	$25,763	$137,360	$1,103,123

Notes to Pro Forma Consolidated Balance Sheet

The following describe amounts included in the "Adjustments" columns above:

1.
Amounts reflecting the receipt of $940 million, representing the estimated net proceeds from the Public Offering based on an assumed initial public offering price of $25.00 per Common Share, without giving effect to any exercise of the underwriters' over-allotment option. It is further assumed that the net proceeds from the Public Offering will be invested in long-term, taxable fixed income securities.
2.
Amounts representing the receipt of St. Paul's contribution of the Transferred Business at historical cost in exchange for the issuance of Common Shares. Amounts related to net tangible assets contributed to Platinum by St. Paul are recorded at St. Paul's book value. Assets include the net assets of Platinum US as well as certain fixed assets and other intangible assets such as broker lists and contract renewal rights and licenses.
3.
Amounts reflecting Platinum entering into the Quota Share Retrocession Agreements with St. Paul Re reinsuring the Assumed Reinsurance Contracts as of April 24, 2002.

Pro Forma Consolidated Statements of Underwriting Results For the Year Ended December 31, 2001 and the Three Months Ended March 31, 2002 and 2001

        We have prepared our unaudited pro forma consolidated statements of underwriting results to represent our reinsurance business, as if we had commenced our operations and this Public Offering had been completed as of January 1, 2001. Our presentation of our pro forma underwriting results assumes that all of the Inception Agreements were entered into as of January 1, 2001. We have based our presentation on Predecessor's actual underwriting results. We have then adjusted these historical results to remove any of Predecessor's reinsurance businesses that will not be part of Platinum following the completion of this Public Offering, including

  •
  amounts related to Predecessor's reinsurance businesses that were not renewed after January 1, 2001, and
  •
  amounts related to Predecessor's allocations from St. Paul's corporate excess-of-loss retrocessional reinsurance programs that will not be available to Platinum.

Except as noted above, the pro forma consolidated statements of underwriting results assume that all other retrocessional reinsurance with respect to the Assumed Reinsurance Contracts entered into in 2002 will remain available to Platinum.

        Our future results will depend in part on the amount of our investment income, which cannot be predicted and which will fluctuate depending upon the types of investments we select, our underwriting results and market factors. Actual tax expense in future periods will be based on underwriting results plus investment income and other income and expense items not reflected in the pro forma consolidated statements of underwriting results. Our effective tax rate will reflect the proportion of income recognized by our operating subsidiaries, with Platinum US taxed at the U.S. corporate income tax rate (35%), Platinum UK taxed at the U.K. corporate tax rate (30%), Platinum Ireland taxed at a 25% corporate tax rate on non-trading income and a 16% corporate tax rate on trading income, and Bermuda taxed at a zero corporate tax rate. In 2002, we expect to have a greater portion of our income subject to U.S. taxation and U.K. taxation because our Bermuda operations are entirely new and can be expected to grow as a proportion of our business. As a result of changes in our geographic distribution of taxable income as well as changes in the amount of our non-taxable income and expense, the relationship between our reported income before tax and our income tax expense may change significantly from one period to the next.

Three months ended March 31, 2002

		Adjustments
	Historical Predecessor			Pro Forma Platinum
		(1)	(2)
	(in millions)
Net premiums earned
Net premiums written	$461	$(100)	$—	$361
Change in unearned premiums, net	(84)	16	—	(68)

Net premiums earned	377	(84)	—	293
Losses and underwriting expenses
Losses and loss adjustment expenses	246	(56)	—	190
Policy acquisition expenses	100	(24)	—	76
Other underwriting expenses	15	(4)	—	11

Total losses and underwriting expenses	361	(84)	—	277

Underwriting gain (loss)	$16	$0	$—	$16

Three months ended March 31, 2001

		Adjustments
	Historical Predecessor	(1)	(2)	Pro Forma Platinum
	(in millions)
Net premiums earned
Net premiums written	$421	$(156)	$1	$266
Change in unearned premiums, net	(118)	63	(1)	(56)

Net premiums earned	303	(93)	—	210
Losses and underwriting expenses
Losses and loss adjustment expenses	206	(67)	(2)	137
Policy acquisition expenses	98	(25)	—	73
Other underwriting expenses	21	(7)	—	14

Total losses and underwriting expenses	325	(99)	(2)	224

Underwriting gain (loss)	$(22)	$6	$2	$(14)

Year ended December 31, 2001

		Adjustments
	Historical Predecessor			Pro Forma Platinum
		(1)	(2)
	(in millions)
Net premiums earned
Net premiums written	$1,677	$(332)	$(67)	$1,278
Change in unearned premiums, net	(84)	(7)	—	(91)

Net premiums earned	1,593	(339)	(67)	1,187
Losses and underwriting expenses
Losses and loss adjustment expenses	1,922	(500)	(126)	1,296
Policy acquisition expenses	315	(112)	—	203
Other underwriting expenses	82	(27)	—	55

Total losses and underwriting expenses	2,319	(639)	(126)	1,554

Underwriting gain (loss)	$(726)	$300	$59	$(367)

The following describe amounts included in the "Adjustments" columns above:

1.
Amounts related to Predecessor's reinsurance businesses that will not be renewed after January 1, 2002, and
2.
Amounts related to Predecessor's allocations from St. Paul's corporate excess-of-loss reinsurance programs.

        Included in the 2001 pro forma consolidated underwriting results are pre-tax losses related to the September 11, 2001 terrorist attack totaling $351 million. This amount includes gross losses and loss adjustment expenses of $689 million, $110 million of ceded reinsurance, $137 million of additional and reinstatement premiums and $91 million of reduced contingent commission expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO FORMA FINANCIAL CONDITION
AND UNDERWRITING RESULTS

        You should read the following pro forma discussion and analysis in conjunction with our audited balance sheet and the related notes included on pages F-1 through F-10 of this prospectus, as well as our pro forma consolidated financial statements and the related notes set forth under "Pro Forma Consolidated Financial Information". Our audited consolidated balance sheet and our unaudited pro forma consolidated financial statements have been prepared in accordance with U.S. GAAP. The following pro forma discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results described or implied by the pro forma discussion and analysis and these forward-looking statements. You should read the information under "Risk Factors" beginning on page 15 of this prospectus for information about material risks and uncertainties that affect our business.

Overview

        Our objective is to provide property and casualty reinsurance coverages to a diverse clientele of insurers and select reinsurers on a worldwide basis. We will operate principally as a broker market reinsurer and principally as a lead reinsurer on treaty reinsurance business, with a substantial majority written as excess-of-loss reinsurance. We intend to organize our worldwide reinsurance business around three operating segments:

  •
  Global Property and Marine. The Global Property and Marine operating segment will include principally property and marine reinsurance coverages. We intend to focus our underwriting activities primarily on catastrophe and excess-of-loss per risk contracts. We intend to write other types of property reinsurance as well, including selected property pro rata reinsurance. This segment generated $264 million, or 20.6%, of Platinum's 2001 pro forma net premiums written.
  •
  Global Casualty. The Global Casualty operating segment will include principally general liability, automobile liability, professional liability, workers' compensation, accident and health coverages and casualty clash. We intend to focus our underwriting activities primarily on excess-of-loss reinsurance coverages. This segment generated $539 million, or 42.2%, of Platinum's 2001 pro forma net premiums written.
  •
  Finite Risk. The Finite Risk operating segment will include principally non-traditional reinsurance treaties, including multi-year excess-of-loss, aggregate stop loss, finite quota share, loss portfolio transfer, and adverse loss development contracts. We intend to provide clients, either directly or through brokers, with customized solutions for their risk management and other financial management needs. We intend to focus our finite risk underwriting activities primarily on multi-year excess-of-loss and aggregate stop loss reinsurance treaties. Coverage classes within these products will primarily include property, casualty, marine and/or whole account property and casualty exposures. This segment generated $475 million, or 37.2%, of Platinum's 2001 pro forma net premiums written.

        In addition, we may write other property and casualty reinsurance on an opportunistic basis. For a discussion of the basis on which pro forma net premiums written were determined, see "Selected Pro Forma Consolidated Financial and Operating Data" below.

Background and the Transferred Business

        St. Paul and its subsidiaries constitute one of the oldest insurance organizations in the United States, dating back to 1853. Through its division St. Paul Re, St. Paul has been engaged in the reinsurance business since 1983. In December of 2001, in an effort to enhance the profitability of its reinsurance business, St. Paul decided to narrow the product focus of its reinsurance operations and exit certain lines of that business. As part of this effort, St. Paul Re reduced its anticipated 2002 exposure and expenses by exiting unprofitable lines of business and reducing the number of reinsurance branch offices outside the U.S. The narrowing of reinsurance product lines included exiting aviation, bond and credit reinsurance coverages, as well as certain financial risk and capital markets lines. International branch office closings included Munich, Brussels, Hong Kong, Sydney and Singapore. In addition to curtailing various reinsurance operations, St. Paul's management decided that its reinsurance business and its primary insurance business should ideally operate as separate entities because of their different risk profiles and business characteristics. As a result, contingent upon the completion of the Public Offering, St. Paul Re will contribute to us, through the arrangements described below, (the Transferred Business), as follows:

  •
  Renewal Opportunities. We will be acquiring from St. Paul Re its existing customer lists and the right to seek to renew substantially all of St. Paul Re's reinsurance contracts.
  •
  Assumed Reinsurance Contracts. Through quota share retrocession agreements (The "Quota Share Retrocession Agreements"), we will reinsure substantially all of the reinsurance contracts St. Paul Re entered into on or after January 1, 2002, which we refer to as the "Assumed Reinsurance Contracts". St. Paul Re will retain all of its reinsurance exposure not being transferred to us and will administer the associated run-off. Consequently, we will not assume any underwriting exposure with respect to reinsurance contracts entered into by St. Paul prior to January 1, 2002, except as noted below with respect to finite reinsurance.
  •
  The terms of the Quota Share Retrocession Agreements provide, with limited exceptions, that retrocessional reinsurance purchased by St. Paul Re shall inure to our benefit in respect of the Assumed Reinsurance Contracts, providing us with retrocessional reinsurance coverage through 2002 for such contracts.
  •
  For the period of one year following the completion of the Public Offering, we have agreed with St. Paul that St. Paul will continue to write reinsurance business upon our request and that we will reinsure such business pursuant to the Quota Share Retrocession Agreements. This will allow us to continue to participate in reinsurance business which is bound after the completion of the Public Offering without any interruption occasioned by the start-up of our operations and the transition of St. Paul Re's business to us.
  •
  For a period of three years following the completion of the Public Offering, we will underwrite on behalf of St. Paul Re renewals of in-force contracts of finite reinsurance. St. Paul Re will retrocede to us 100% of the unpaid losses under currently in-force and later renewed contracts for a retrocession premium pursuant to the Quota Share Retrocession Agreements. Under the Quota Share Retrocession Agreements, a portion of future premiums will be applied to settle balances related to prior year experience. St. Paul will have an option to renew this arrangement with us for a subsequent period of two years.
  •
  Related Assets. We will be acquiring from St. Paul tangible and intangible assets relating to the continuing businesses being transferred to us, including furniture and equipment, systems and software, assignments of leases and other assets.
  •
  Employees. Upon the completion of the Public Offering, we expect to employ approximately 180 employees previously employed by St. Paul Re.

        This Public Offering and the transactions contemplated thereby were first announced to the public on April 25, 2002. Platinum believes St. Paul Re's withdrawal from certain business may have adversely affected premiums written during 2002 prior to the public announcement of the Public Offering. Management is unable to predict how the Public Offering's announcement will affect premiums written in the future. See "Risk Factors".

Our Drivers of Profitability

  Revenues

        We expect to derive our revenues from two principal sources, premiums from our reinsurance business and income from our investment portfolio. Reinsurance premiums are a function of the amount and type of contracts we write as well as prevailing market prices. There are many types of reinsurance contracts with unique pricing, terms and conditions and expected profit margins. Therefore, changes in the amount of premiums we will write may not be an accurate indicator of our anticipated profitability.

        We expect our investment income to be a function of the average assets in our portfolio and the average yield we expect to earn on those assets. The investment yield will be a function of market interest rates as well as the credit quality and maturity or our invested assets. In addition, we could realize capital gains or losses on our investment portfolio as a result of changing market conditions, including but not limited to changes in market interest rates and changes in the market's perception of the credit quality of our invested assets. We intend to earn investment income primarily on the assets invested in our portfolio, but we may also earn revenue from investment income on premium and loss deposits withheld by our clients.

  Expenses

        We expect that our expenses will consist primarily of two types of expenses, loss and loss adjustment expenses, or "LAE", and operating and administrative costs. Loss and loss adjustment expenses will be a function of the amount and type of reinsurance contracts we will write. We will initially record loss and loss adjustment expenses based on an actuarial analysis of the estimated losses we expect to incur on each contract written. The ultimate loss and loss adjustment expenses will depend on the actual costs to settle these claims. We intend to increase or decrease our initial loss estimates as actual losses occur. Our ability to estimate loss and loss adjustment expenses accurately at the time of pricing our contracts will be a critical factor in determining our profitability.

        Operating and administrative costs are expected to consist primarily of acquisition costs, overhead costs, interest expense and income taxes. We expect our acquisition costs to consist principally of ceding commissions paid to cedents and brokerage commissions that represent a percentage of the premiums on reinsurance contracts written. We expect that acquisition costs will be a function of the amount and types of contracts written. Overhead costs are expected to consist primarily of salaries and related costs. These costs will be primarily fixed in nature and will not vary with the amount of premiums written. Interest expense will be a function of outstanding borrowing or funding commitments (such as, letter of credit agreements) and the contractual interest rate related to these commitments. Income taxes will be a function of our profitability and the tax rate in the various jurisdictions in which we do business.

Critical Accounting Policies

        Our significant accounting policies are described in the notes to Platinum Holdings' audited consolidated balance sheet. The following is a summary of the critical accounting policies that will affect our future financial performance: premiums, reserves, reinsurance and investments.

  Premiums

        Premiums will be recorded at the inception of each policy, based upon information received from ceding companies and their brokers. For excess-of-loss contracts, the amount of premium is usually contractually documented at inception, and no management judgment is necessary in accounting for this. Premiums are earned on a pro rata basis over the contract period. For proportional treaties, the amount of premium is normally estimated at inception by the ceding company. We will account for such premium using the initial estimates, and then adjust them once a sufficient period for actual premium reporting has elapsed. For the year ended December 31, 2001, the pro forma premiums written resulting from estimate accruals was less than 25% of total premiums written. We will also accrue for reinstatement and additional premiums resulting from losses. Such accruals will be based upon actual contractual terms, and the only element of management judgment involved is with respect to the amount of loss reserves, as described below.

        Reinstatement and additional premiums are written at the time a loss event occurs where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms and are earned over the remaining risk period or immediately.

  Reserves

        Under U.S. GAAP, we will not be permitted to establish loss reserves until the occurrence of an event which may give rise to a loss. Once such an event occurs, we will establish reserves based upon estimates of total losses incurred by the ceding insurers as a result of the event and our estimate of the portion of such loss we have reinsured. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future catastrophic events will be estimated and recognized at the time the loss is incurred and could be substantial. Our reserves will be adjusted as we receive notices of claims and proofs of loss from reinsureds and as estimates of severity of damages and our share of the total loss are revised.

        Setting appropriate reserves for loss and loss adjustment expenses is an inherently uncertain process. Loss reserves will represent our estimates, at a given point in time, of ultimate settlement and adjustment costs of losses incurred (including incurred but not reported, or IBNR, losses). We will regularly review and update these estimates, using the most current information available to us. Consequently, the ultimate liability for a catastrophic losses is likely to differ from the original estimate. Whenever we determine that any existing loss reserves are inadequate, we are required to record such change in estimate; increasing the loss reserves with a corresponding reduction, which could be material, in our operating results in the period in which the deficiency is identified. Adjustments resulting from changes in our estimates will be reflected in current income. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of underwriting in any particular period.

        The reserve for losses and loss adjustment expenses will be based upon reports, individual case estimates received from ceding companies and management's estimates. Management's estimates are used mostly to estimate IBNR loss amounts. For certain catastrophic events, there is considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves will be reviewed regularly and, as experience develops and additional information becomes known, the reserves will be adjusted as necessary. Such changes in estimate, if necessary, will be reflected in results of operations in the current period.

  Reinsurance

        Written premiums, earned premiums, incurred losses and LAE reflect the net effects of assumed and ceded reinsurance transactions. Reinsurance accounting is followed for assumed and ceded transactions when risk transfer requirements have been met. These requirements involve significant assumptions being made relating to the amount and timing of expected cash flows, as well as the interpretation of underlying contract terms. Reinsurance contracts that do not transfer significant insurance risk are required to be accounted for as deposits. These deposits are accounted for as financing transactions, with interest expense credited to the contract deposit. Premiums received on retroactive reinsurance contracts are not reflected in the statement of operations, but rather are recorded in the consolidated balance sheet as an increase to loss and loss adjustment expenses reserves for the liabilities assumed and as assets based on the consideration received. A deferred charge or credit is recorded for any difference between liabilities assumed and consideration received.

Investments

        In accordance with our investment guidelines, our investments will initially consist of high-grade marketable fixed income securities. We may, in the future, elect to invest a portion of our funds in equity securities. Investments will be carried at estimated fair value as determined by the most recently traded price of each security as of the balance sheet date. Unrealized gains and losses on our investments will be included as a separate component of shareholders' equity. Realized gains and losses on sales of investments will be determined on a specific identification basis. In addition, unrealized depreciation in the value of individual securities considered by management to be other than temporary will be charged to income in the period it is determined. Investment income will be recorded when earned and include the amortization of premiums and discounts on investments. For a more detailed discussion, see "Business—Our Business—Investments".

Formation of Platinum Holdings and Presentation of Pro Forma Consolidated Financial
Information and Historical Predecessor Combined Financial Information

Formation of Platinum Holdings

        In connection with our formation, we have agreed with St. Paul and certain of its affiliates to enter into the Inception Agreements. They will become effective contingent upon the consummation of this Public Offering and will govern our relationship with St. Paul thereafter with respect to various intercompany arrangements and services. The principal terms of these agreements are summarized under "Certain Relationships and Related Transactions" in this prospectus.

Presentation of Pro Forma Consolidated Financial Information and Historical Predecessor Combined Financial Information

        As a newly formed company, we have no actual results of operations. In this prospectus, we are therefore presenting pro forma consolidated financial information of Platinum Holdings with respect to the reinsurance business which St. Paul will be transferring to us under the terms of the Inception Agreements, contingent upon the completion of this Public Offering. This pro forma consolidated financial information is intended, under the various assumptions discussed in more detail under "Pro Forma Consolidated Financial Information", to illustrate the performance of our business as if the Public Offering had been completed and we had commenced our operations as of January 1, 2001.

        We are also presenting the historical combined financial information of Predecessor. For a detailed discussion of the historical underwriting results of Predecessor, see "The Predecessor Business".

        Our future results will depend in part on the amount of our investment income, which cannot be predicted and which will fluctuate depending upon the types of investments we select, our underwriting results and market factors. Actual tax expense in future periods will be based on underwriting results plus investment income and other income and expense items not reflected in the pro forma consolidated statements of underwriting results. For discussion of our effective tax rate, see "Income Tax" below.

        We caution that the Platinum pro forma consolidated balance sheet and pro forma consolidated underwriting results presented herein are not indicative of the actual results that we will achieve once we commence operations. Many factors may cause our actual results to differ materially from these pro forma consolidated balance sheet and results including, but not limited to, the following:

  •
  Platinum's pro forma consolidated statement of underwriting results includes premium and loss development on business entered into prior to January 1, 2002. Under the Quota Share Retrocession Agreements we are assuming no premium or loss development on business entered into prior to January 1, 2002. Therefore, our reported premiums written and earned and reported losses and loss adjustment expenses in our initial years of operation could be substantially lower than as presented in Platinum's pro forma consolidated statement of underwriting results. As such, our reported results in our initial years of operation will not be subject to prior year development for periods prior to January 1, 2002.
  •
  Following the Public Offering, we will report underwriting results under the Quota Share Retrocession Agreements for the period prior to the date of consummation of the Public Offering based on the application of retroactive reinsurance accounting, resulting in the premiums earned and losses incurred by St. Paul during such period being excluded from our statement of underwriting results. Accordingly, following the Public Offering, our reported 2002 premiums written and earned and our net underwriting results in 2002 could be substantially different than as presented in Platinum's pro forma consolidated statement of underwriting results due to this exclusion.
  •
  Platinum's pro forma consolidated balance sheet reflects the inception of the Quota Share Retrocession Agreements assuming transferred balances as of April 24, 2002. Platinum's actual consolidated balance sheet will report transferred amounts determined as of the date of completion of the Public Offering. Accordingly, underwriting gain or loss with respect to the Assumed Reinsurance Contracts for the period from January 1, 2002 through the completion of the Public Offering will be retained by St. Paul.
  •
  Although we will continue to be afforded the benefits of most of St. Paul Re's retrocessional reinsurance program for the remainder of 2002, following 2002 we may enter into reinsurance contracts with significantly different terms and conditions from those that have been made available to us from St. Paul Re and which form the basis of our initial operations.
  •
  The additional and reinstatement premiums recorded in 2001 by Predecessor's Finite Risk operating segment were primarily caused by losses relating to the September 11, 2001 terrorist attack. These additional and reinstatement premiums were unusually high and not necessarily indicative of the recurring premium volume we expect to write in that business segment.

Exposure to Catastrophes

        As with other reinsurers, our operating results and financial condition can be adversely affected by volatile and unpredictable natural and man-made disasters, such as hurricanes, windstorms, earthquakes, floods, fires, riots and explosions. Although we will attempt to limit our exposure to acceptable levels, it is possible that an actual catastrophic event or multiple catastrophic events could have a material adverse effect on our financial condition, results of operations and cash flows. As noted above under "—Critical Accounting Policies", under U.S. GAAP, we are not permitted to establish loss reserves with respect to our property catastrophe reinsurance business until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date may be established, with no provision for a contingency reserve to account for expected future losses. Losses arising from future catastrophic events can be expected to require the establishment of substantial reserves from time to time.

Income Tax

        Except in Bermuda, we will be subject to local income tax requirements in the jurisdictions in which we operate. The income tax expense reflected in our pro forma financial statements therefore reflects a number of different local tax rates, and as a result may change from one period to the next depending on both the amount and the geographic contribution of our taxable income. Actual tax expense in future periods will be based on underwriting results plus investment income and other income and expense items not reflected in the Pro Forma Consolidated Statements of Underwriting Results. Our effective tax rate will reflect the proportion of income recognized by our operating subsidiaries with Platinum US taxed at the U.S. corporate income rate (35%), Platinum UK taxed at the U.K. corporate tax rate (30%), Platinum Ireland taxed at the Irish corporate tax rate of 25% on non-trading income and a 12.5% rate on insurance income, and Bermuda taxed at a zero corporate tax rate. In 2002, we expect to have a greater portion of our income subject to U.S. taxation and U.K. taxation because our Bermuda operations are entirely new and can be expected to grow as a proportion of our business over time. As a result of changes in our geographic contribution of taxable income as well as changes in the amount of our non-taxable income and expense, the relationship between our reported income before tax and our income tax expense may change significantly from one period to the next.

Pro Forma Consolidated Underwriting Results of Platinum Holdings

        The following table summarizes our pro forma consolidated underwriting results for the three months ended March 31, 2002 and 2001, and for the year ended December 31, 2001, as if the Public Offering had been completed on January 1, 2001. For a discussion of the historical results of underwriting of Predecessor, see "The Predecessor Business".

	Three Months Ended March 31,
			Year Ended December 31, 2001
	2002	2001
	($ in millions)
Net premiums earned
Net premiums written	$361	$266	$1,278
Change in unearned premiums, net	(68)	(56)	(91)

Net premiums earned	293	210	1,187

Losses and Underwriting expenses
Losses and loss adjustment expenses	190	137	1,296
Policy acquisition expenses	76	73	203
Other underwriting expenses	11	14	55

Total losses and underwriting expenses	277	224	1,554

Underwriting gain (loss)	$16	$(14)	$(367)

Selected Ratios - U.S. GAAP
Loss and loss adjustment expense ratio	64.7%	65.7%	109.2%
Underwriting expense ratio	29.5%	40.8%	21.7%

Combined ratio	94.2%	106.5%	130.9%

Selected Ratios - Statutory
Loss and loss adjustment expense ratio	64.7%	65.7%	109.2%
Underwriting expense ratio	26.8%	35.6%	22.2%

Combined ratio	91.5%	101.3%	131.4%

Impact of catastrophes on combined ratio	(2.2)%	(2.3)%	35.6%

Retrocessional Reinsurance

        Our pro forma consolidated underwriting results for the three months ended March 31, 2002 and 2001, and for the twelve months ended December 31, 2001 reflect the benefits of most of Predecessor's retrocessional reinsurance program as it relates to Platinum. The pro forma results do not reflect the effects of St. Paul's Corporate level reinsurance program, which will not be available to Platinum in 2002 or thereafter. Predecessor has utilized retrocession agreements principally to increase aggregate premium capacity and to reduce the risk of loss on reinsurance underwritten. In addition, Predecessor has maintained catastrophe reinsurance programs for the purpose of limiting its exposure with respect to multiple claims arising from a single occurrence or event. Predecessor's retrocession agreements provide for recovery of a portion of claims and claims expense from retrocessionnaires. Under this program, on a pro forma basis, Predecessor ceded the following amounts to retrocessionaires:

	Three Months Ended March 31,
			Year Ended December 31, 2001
	2002	2001
	($ in millions)
Ceded premiums written	$31	$20	$139
Ceded premiums earned	19	14	136
Ceded losses and loss adjustment expenses	7	20	291
Ceded underwriting expenses	3	4	8

Net underwriting benefit (detriment)	$(9)	$10	$163

        Included in the above totals were the impact of Predecessor's aggregate excess-of-loss reinsurance treaty as it relates to Platinum, which we refer to herein as "Predecessor's Excess-of-Loss Treaty":

	Three Months Ended March 31,
			Year Ended December 31, 2001
	2002	2001
	($ in millions)
Ceded premiums written	$4	$3	$119
Ceded premiums earned	4	3	119
Ceded losses and loss adjustment expenses	0	26	278

Net underwriting benefit (detriment)	$(4)	$23	$159

        Under the terms of Predecessor's Excess-of-Loss Treaty, we remit an initial margin premium in quarterly installments to our counterparty, regardless of whether losses are ceded under the treaty. If losses are ceded under the treaty, we remit additional premiums ceded, plus accrued interest, to our counterparty when the related losses and loss adjustment expenses are settled. For the three months ended March 31, 2002, no losses were ceded under this treaty.

Pro Forma Consolidated Underwriting Results

  Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

  Net premiums

        Net premiums written for the three month period ended March 31, 2002 increased 35.2% to $361 million from $266 million for the three month period ended March 31, 2001, including $171 million, or 47.3%, from the Global Casualty segment, $97 million, or 26.9%, from the Global Property and Marine segment and $93 million, or 25.8%, from the Finite Risk segment. Net premiums earned for the three months ended March 31, 2002 increased by 39.5% to $293 million from $210 million for the three months ended March 31, 2001.

  Losses and loss adjustment expenses

        Losses and loss adjustment expenses incurred were $190 million in the three months ended March 31, 2002 compared to $137 million in the three months ended March 31, 2001. The increase from the first quarter of 2002 was principally attributable to the growth in earned premium. The loss and loss adjustment expense ratio was 64.7% and 65.7% for the three months ended March 31, 2002 and 2001, respectively. Catastrophe losses resulted in benefits of $7 million and $5 million for the three months ended March 31, 2002 and 2001, respectively, and favorable loss development from prior period catastrophes. This catastrophe loss development had a favorable impact on loss ratios for the three months ended March 31, 2002 and March 31, 2001 of 2.2 points and 2.3 points respectively.

  Acquisition expenses

        Acquisition expenses were $76 million for the three month period ended March 31, 2002 compared to $73 million for the three month period ended March 31, 2001. The resulting acquisition expense ratio, was 25.9% for the three months ended March 31, 2002 compared to 34.5% for the three months ended March 31, 2001. The reduction in the expense ratio of 8.6 points was attributable to lower commission and brokerage costs across the portfolio primarily as a result of a change in business mix.

  Other underwriting expenses

        Other underwriting expenses consisted of the cost of operations associated with underwriting activities. These expenses include compensation, rent, and all other general expenses associated with our underwriting activity and exclude any investment or claim related expense. Other underwriting expenses were $11 million for the three month period ended March 31, 2002 and $14 million for the three month period ended March 31, 2001. The other underwriting expense ratio for the three months ended March 31, 2002 was 3.6% compared to 6.3% for the three month period ended March 31, 2001. The decrease was attributable to the growth in premiums earned together with a decrease in expenses.

  Year Ended December 31, 2001

  Net premiums

        Net premiums written for the year ended December 31, 2001 totaled $1,278 million, including $539 million, or 42.2%, from the Global Casualty segment, $264 million, or 20.6%, from the Global Property and Marine segment and $475 million, or 37.2%, from the Finite Risk segment. Included in net premiums written for the period were $137 million in additional and reinstatement premiums, principally as a result of losses under finite reinsurance treaties, primarily related to the September 11, 2001 terrorist attack.

        Net premiums earned for the full year 2001 were $1,187 million, including $475 million of premiums earned from prior underwriting years (2000 and prior).

  Losses and loss adjustment expenses

        Losses and loss adjustment expenses incurred totaled $1,296 million for the year ended December 31, 2001, which included loss and loss expense payments of $562 million and a net increase in reserves for unpaid losses and loss adjustment expenses of $734 million.

        For the year ended December 31, 2001, pre-tax catastrophe losses net of reinsurance totaled $657 million, of which $579 million resulted from the September 11, 2001 terrorist attack. The majority of the remaining $78 million of catastrophe losses in 2001 were the result of a variety of storms throughout the year in the U.S., and the explosion of a chemical manufacturing plant in Toulouse, France.

        The reported loss ratio of 109.2% for the year ended December 31, 2001 included a 40.9 point detriment from losses incurred in the terrorist attack. The reported loss ratio for the year ended December 31, 2001 also included a benefit from Predecessor's Excess-of-Loss Treaty.

        Predecessor's actual estimated losses for the September 11, 2001 terrorist attack were based on a variety of actuarial techniques, coverage interpretations and claims estimation methods. They included an estimate of losses incurred but not reported, and an estimate of costs related to the settlement of claims. The estimate of Predecessor's losses is also based on its belief that property-casualty insurance losses from the terrorist attack will total between $30 billion and $35 billion for the insurance industry. While the estimate of industry losses is subject to significant uncertainties and may change over time as additional information becomes available, Platinum will not be subject to the impact of any loss development associated with the terrorist attack in that reinsurance contracts which gave rise to the terrorist attack losses are not included in the Assumed Reinsurance Contracts and Platinum is not assuming any liability for prior period losses.

        The estimated net pretax operating loss as a result of the terrorist attack totaled $351 million, consisting of the following components.

Year Ended December 31, 2001
($ in millions)
Gross losses and loss adjustment expenses	$689
Reinsurance recoverables	(110)
Additional and reinstatement premiums	(137)
Reduction in reinsurance contingent commission expense	(91)

Total estimated pretax operating loss	$351

        The estimated net pretax operating loss of $351 million related to the terrorist attack would have been distributed among Platinum's intended business segments as follows.

Year Ended December 31, 2001
($ in millions)
Global Property & Marine	$192
Global Casualty	30
Finite Risk	129

Total	$351

  Acquisition expenses

        Acquisition expenses were $203 million for the year ended December 31, 2001. The acquisition expenses have been reduced by $91 million related to contingent commissions that are no longer payable as a result of the losses caused by the terrorist attack of September 11, 2001. This resulted in a 10.9 point benefit resulting from the contingent commission adjustment described above. The resulting acquisition expense ratio, that is, acquisition expenses expressed as a percentage of earned premium, was 17.1% for the year ended December 31, 2001.

  Other underwriting expenses

        Other underwriting expenses were $55 million for the year ended December 31, 2001. This resulted in an other underwriting expense ratio of 4.6% for the year ended December 31, 2001.

Pro Forma Underwriting Results By Operating Segment

        The following table summarizes pro forma underwriting results and combined ratios for each of our three operating segments for the three months ended March 31, 2002 and 2001, and the year ended December 31, 2001.

	Three Months Ended March 31,
			Year Ended December 31, 2001
	2002	2001
	($ in millions)
Global Property & Marine
Net premiums written	$97	$81	$264
Net premiums earned	76	56	255
Losses and loss adjustment expenses	20	8	297
Underwriting expenses	16	16	70

Underwriting gain (loss)	$40	$32	$(112)

Combined ratio	48.0%	42.4%	143.8%

Global Casualty
Net premiums written	$171	$115	$539
Net premiums earned	132	92	462
Losses and loss adjustment expenses	111	100	418
Underwriting expenses	41	34	168

Underwriting gain (loss)	$(20)	$(42)	$(124)

Combined ratio	114.4%	145.7%	127.1%

Finite Risk
Net premiums written	$93	$70	$475
Net premiums earned	85	62	470
Losses and loss adjustment expenses	59	29	581
Underwriting expenses	30	37	20

Underwriting gain (loss)	$(4)	$(4)	$(131)

Combined ratio	104.4%	105.9%	127.5%

Total
Net premiums written	$361	$266	$1,278
Net premiums earned	293	210	1,187
Losses and loss adjustment expenses	190	137	1,296
Underwriting expenses	87	87	258

Underwriting gain (loss)	$16	$(14)	$(367)

Loss and loss adjustment expense ratio:	64.7%	65.7%	109.2%
Underwriting expense ratio	29.5%	40.8%	21.7%

Combined ratio	94.2%	106.5%	130.9%

        The following table summarizes pro forma underwriting results and combined ratios, excluding the impact of Predecessor's Excess-of-Loss Treaty and the impact of the September 11, 2001 terrorist attack, for each of our three operating segments for the three months ended March 31, 2002 and 2001, and the year ended December 31, 2001,

	Three Months Ended March 31,
			Year Ended December 31, 2001
	2002	2001
	($ In Millions)
Global Property & Marine
Net premiums written	$98	$83	$288
Net premiums earned	77	58	279
Losses and loss adjustment expenses	18	12	164
Underwriting expenses	18	15	70

Underwriting gain (loss)	$41	$31	$45

Combined ratio	45.9%	47.5%	83.9%

Global Casualty
Net premiums written	$173	$116	$552
Net premiums earned	133	94	474
Losses and loss adjustment expenses	110	102	409
Underwriting expenses	40	34	169

Underwriting gain (loss)	$(17)	$(42)	$(104)

Combined ratio	113.1%	144.9%	121.9%

Finite Risk
Net premiums written	$93	$71	$365
Net premiums earned	85	63	360
Losses and loss adjustment expense	57	29	276
Underwriting expenses	29	37	110

Underwriting gain (loss)	$(1)	$(3)	$(26)

Combined ratio	101.7%	104.2%	107.1%

Total
Net premiums written	$364	$270	$1,205
Net premiums earned	295	215	1,113
Losses and loss adjustment expenses	185	143	849
Underwriting expenses	87	86	349

Underwriting gain (loss)	$23	$(14)	$(85)

Loss and loss adjustment expense ratio	63.0%	66.7%	76.3%
Underwriting expense ratio	29.3%	39.9%	31.3%

Combined ratio	92.3%	106.6%	107.6%

        The following provides a more detailed discussion of the pro forma underwriting results for our three operating segments. To provide a more meaningful analysis of the underlying performance of our business segments discussion of segment results excludes the impact of Predecessor's Excess-of-Loss treaty and the impact of the September 11, 2001, terrorist attack.

Global Property and Marine

        The Global Property and Marine operating segment will include principally property and marine reinsurance coverages. We intend to focus our underwriting activities primarily on catastrophe and excess-of-loss per risk contracts. We intend to write other types of property reinsurance as well, including selected property pro rata insurance. The following table summarizes the pro forma underwriting results of Platinum's Global Property and Marine segment for the periods covered by this discussion. The underwriting results exclude the impact of Predecessor's Excess-of-Loss Treaty and the impact of the September 11, 2001 the terrorist attack.

	Three Months Ended March 31,
			Year Ended December 31, 2001
	2002	2001
	($ in Millions)
Net premiums written	$98	$83	$288
Net premiums earned	77	58	279
Losses and loss adjustment expenses	18	12	164
Underwriting expenses	18	15	70

Underwriting gain (loss)	$41	$31	$45

Loss and loss adjustment expense ratio	23.9%	20.8%	58.9%
Underwriting expense ratio	22.0%	26.7%	25.0%

Combined ratio	45.9%	47.5%	83.9%

  Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

  Net premiums

        Net premiums written in the Global Property and Marine segment for the three month period ended March 31, 2002 increased 18.5% to $98 million from $83 million for the three month period ended March 31, 2001. New business only partially offset non-renewed business and renewal business benefited from significant rate increases. Rate increases were particularly strong for worldwide property catastrophe business and U.S. property per risk excess-of-loss business.

        Net premiums written in the Global Property and Marine segment included $80 million in excess-of-loss reinsurance contracts.

        Net premiums written in the Global Property and Marine segment grew 22.2% in the U.S. to $69 million for the first quarter 2002 compared to $56 million in the U.S. in the first quarter of 2001. Net premiums written in the Global Property and Marine segment grew 10.9% outside the U.S. to $30 million for the first quarter of 2001 compared to $27 million outside the U.S. in the first quarter of 2000.

        Net premiums earned for the three months ended March 31, 2002 were impacted by the same factors as written premiums and increased by 32.1% to $77 million from $58 million for the three month period ended March 31, 2001.

  Losses and loss adjustment expenses

        Losses and loss adjustment expenses incurred were $18 million in the three months ended March 31, 2002 compared to $12 million in the three months ended March 31, 2001. The increase in the first quarter of 2002 was principally attributable to the growth in earned premium. The Global Property and Marine segment's loss ratio was 23.9% and 20.8% for the three month periods ending March 31, 2002 and 2001, respectively. Due to the absence of catastrophe losses, catastrophe losses resulted in benefits of $4 million and $5 million for the three months ended March 31, 2002 and 2001, respectively, resulting from favorable loss development from prior period catastrophes.

  Underwriting expenses

        Acquisition costs associated with the Global Property and Marine segment were $14 million for the three month period ended March 31, 2002 compared to $9 million for the three month period ended March 31, 2001. After deferring those costs related to the unearned portions of net premiums written, the resulting acquisition expense ratio, was 16.4% for the three months ended March 31, 2002 compared to 16.8% for the three months ended March 31, 2001. The reduction in the expense ratio of 0.4% was attributable to lower commission and brokerage costs reflecting a change in business mix. Other underwriting expenses of the Global Property and Marine segment, including direct and allocated underwriting expenses were $4 million for the three month period ended March 31, 2002 and $6 million for the three month period ended March 31, 2001. The other underwriting expense ratio for the Global Property and Marine segment for the three months ended March 31, 2002 was 5.6% compared with 9.9% for the three month period ended March 31, 2001. The decrease in the other underwriting expense ratio was attributable to the increase in written premiums and a decrease in other underwriting expenses.

  Year Ended December 31, 2001

  Net premiums

        Net premiums written in the Global Property and Marine segment for the year ended December 31, 2001 totaled $288 million. Net premium volume in 2001 reflected the benefit of strong rate increases throughout the segment. Price increases accelerated as the year progressed, particularly in the aftermath of the terrorist attack.

        Net premiums written in the Global Property and Marine segment in the U.S. totaled $170 million in 2001. Net premiums written in the Global Property and Marine segment for ceding companies outside the U.S. were $118 million in 2001.

  Losses and loss adjustment expenses

        Losses and loss adjustment expenses incurred for the Global Property and Marine segment totaled $164 million for the year ended December 31, 2001. Losses and loss adjustment expenses incurred for the year ended December 31, 2001 included loss and loss adjustment expense payments of $168 million and a net decrease in reserves for unpaid losses and loss adjustment expenses of $4 million.

  Underwriting expenses

        Acquisition costs for the Global Property and Marine segment were $51 million for the year ended December 31, 2001, after deferring those costs related to the unearned portion of premiums written. The resulting acquisition expense ratio, was 18.1% for the year ended December 31, 2001. Other underwriting expenses of the Global Property and Marine segment, including direct and allocated underwriting expenses during 2001, totaled $19 million, resulting in an other underwriting expense ratio of 6.9%.

Global Casualty

        The Global Casualty operating segment will include principally general liability, automobile liability, professional liability, worker's compensation, accident and health coverages and casualty clash. We intend to focus our underwriting activities primarily on excess-of-loss reinsurance coverages. The following table summarizes the pro forma underwriting results of Platinum's Global Casualty segment for the periods covered by this discussion. As with the discussion of the Global Property and Marine segment, the underwriting results below for the year ended December 31, 2001 exclude the impact of Predecessor's excess-of-loss treaty and the impact of the September 11, 2001 terrorist attack.

	Three Months Ended March 31,		Year Ended December 31,
	2002	2001	2001
	($ in Millions)
Net premiums written	$173	$116	$552
Net premiums earned	133	94	474
Losses and loss adjustment expenses	110	102	409
Underwriting expenses	40	34	169

Underwriting gain (loss)	$(17)	$(42)	$(104)

Loss and loss adjustment expense ratio	83.0%	108.5%	86.3%
Underwriting expense ratio	30.1%	36.4%	35.6%

Combined ratio	113.1%	144.9%	121.9%

  Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

  Net premiums written

        Net premiums written in the Global Casualty segment for the three month period ended March 31, 2002 increased 48.7% to $173 million from $116 million for the three month period ended March 31, 2001. The growth in net premiums written is primarily a result of an increase in premium volume relating to prior underwriting years as well as rate increases in renewal business and growth in the accident and health business.

        Net premiums written in the Global Casualty segment included $130 million in excess-of-loss reinsurance contracts and $43 million in proportional contracts.

        Net premiums written in the Global Casualty segment grew 50.3% in the U.S. to $156 million for the first quarter of 2002 compared to $103 million in the U.S. in the first quarter of 2001. Net premiums written in the Global Casualty segment grew 35.2% outside the U.S. to $17 million for the first quarter of 2002 compared to $13 million outside the U.S. in the first quarter of 2001.

        Net premiums earned for the three months ended March 31, 2002 were impacted by the same factors as written premiums and increased by 41.7% to $133 million from $94 million for the three month period ended March 31, 2001.

  Losses and loss adjustment expenses

        Losses and loss adjustment expenses incurred were $110 million in the three months ended March 31, 2002 compared to $102 million in the three months ended March 31, 2001. The increase in the first quarter of 2002 was principally attributable to the growth in earned premium offset by a lower loss ratio. The Global Casualty segment's loss ratio was 83.0% and 108.5% for the three month periods ending March 31, 2002 and 2001, respectively.

  Underwriting expenses

        Acquisition costs associated with the Global Casualty segment were $36 million for the three month period ended March 31, 2002 compared to $28 million for the three month period ended March 31, 2001, after deferring those costs related to the unearned portion of premiums written. The resulting acquisition expense ratio was 26.8% for the three months ended March 31, 2002 compared to 30.1% for the three months ended March 31, 2001. The reduction in the acquisition expense ratio of 3.3 points was attributable to lower commission and brokerage costs as a result of a change in business mix. Other underwriting expenses of the Global Casualty segment, including direct and allocated underwriting expenses, were $4 million for the three month period ended March 31, 2002 and $6 million for the three month period ended March 31, 2001. The other underwriting expense ratio for the three months ended March 31, 2002 was 3.3% compared to 6.3% for the three month period ended March 31, 2001. The decrease in the other underwriting expense ratio was attributable to the increase in net premiums and a decrease in expenses.

  Year Ended December 31, 2001

  Net premiums

        Net premiums written in the Global Casualty segment for 2001 included $431 million in excess-of-loss reinsurance contracts and $121 million in proportional contracts. Net premium volume reflected the benefit of significant price increases for substantially all coverages in the segment.

        Net premiums written in the Global Casualty segment in the U.S. totaled $469 million in 2001. Net premiums written in the Global Casualty segment for ceding companies outside the U.S. was $83 million in 2001.

  Losses and loss adjustment expenses

        Losses and loss adjustment expenses incurred for the Global Casualty segment totaled $409 million for the year ended December 31, 2001. Loss and loss adjustment expenses incurred for the twelve month period ended December 31, 2001 included loss and loss expense payments of $241 million and a net increase in reserves for unpaid losses and loss adjustment expenses of $168 million.

  Underwriting expenses

        Acquisition costs for the Global Casualty segment were $143 million for the twelve month period ended December 31, 2001. After deferring those costs related to the unearned portion of net premiums written, the resulting acquisition expense ratio was 30.2% for the twelve months ended December 31, 2001. Other underwriting expenses of the Global Casualty segment, including direct and allocated underwriting expenses during 2001 totaled $26 million, resulting in an other underwriting expense ratio of 5.4%.

Finite Risk

        The Finite Risk operating segment will include principally non-traditional reinsurance treaties, including multi-year excess-of-loss aggregate stop loss, finite quota share, loss portfolio transfer, and adverse development contracts. We intend to provide clients, either directly or through brokers, with customized solutions for their risk management and other financial management needs. We intend to focus our finite risk underwriting activities primarily on multi-year excess-of-loss and aggregate stop loss reinsurance treaties. Coverage classes within these products will primarily include property, casualty, marine and/or whole account property and casualty exposures. The following table summarizes results for the Finite Risk segment for the periods covered by this discussion. As with the discussion of our other operating segments, the pro forma underwriting results below for the year ended December 31, 2001 exclude the impact of Predecessor's excess-of-loss treaty and the impact of the September 11, 2001 terrorist attack.

	Three Months Ended March 31,		Year Ended December 31,
	2002	2001	2001
	($ in Millions)
Net premiums written	$93	$71	$365
Net premiums earned	85	63	360
Losses and loss adjustment expenses	57	29	276
Underwriting expenses	29	37	110

Underwriting gain (loss)	$(1)	$(3)	$(26)

Loss and loss adjustment expense ratio	67.1%	46.9%	76.6%
Underwriting expense ratio	34.6%	57.3%	30.5%

Combined ratio	101.7%	104.2%	107.1%

        Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

  Net premiums

        Net premiums written in the Finite Risk segment for the three month period ended March 31, 2002 increased 32.1% to $93 million from $71 million for the three month period ended March 31, 2001. The increase in premiums written in the first quarter of 2002 versus the first quarter of 2001 is due to one large finite quota share contract being written in 2001 that has significant premium in calendar year 2002.

        Net premiums written in the Finite Risk segment grew 36.4% in the U.S. to $59 million for the first quarter 2002 compared to $43 million in the US in the first quarter of 2001. Net premiums written in the Finite Risk segment grew 25.4% outside the U.S. to $34 million for the first quarter of 2002 compared to $28 million outside the US in the first quarter of 2001.

        Net premiums written for the three months ended March 31, 2002 were impacted by the same factors as written premiums and increased by 36.1% to $85 million from $63 million for the three month period ended March 31, 2001.

  Losses and loss adjustment expenses

        Losses and loss adjustment expenses incurred were $57 million in the three months ended March 31, 2002 compared to $29 million in the three months ended March 31, 2001. The increase in the first quarter of 2001 was principally attributable to the growth in earned premium and by a higher loss ratio. The Finite Risk segment's loss ratio was 67.1% and 46.9% for the three month periods ending March 31, 2002 and 2001, respectively.

  Underwriting expenses

        Acquisition costs associated with the Finite Risk segment were $27 million for the three month period ended March 31, 2002 compared to $34 million for the three month period ended March 31, 2001. Included in acquisition expenses in the first quarter of 2002 was an $8 million benefit driven by a decrease in the profit commission reserve, compared to $16 million in profit commission expense in the first quarter of 2001. After deferring those costs related to the unearned portion of net premiums written, the resulting acquisition expense ratio was 31.6% for the three months ended March 31, 2002 compared to 52.9% for the three months ended March 31, 2001. The reduction in the expense ratio of 21.2 points was attributable to lower commission and brokerage costs across the portfolio. Other underwriting expenses of the Finite Risk segment, including direct and allocated underwriting expenses were $2 million for the three month period ended March 31, 2002 and $3 million for the three month period ended March 31, 2001. The other underwriting expense ratio for the three months ended March 31, 2002 was 3.0% compared to 4.4% for the three month period ended March 31, 2001. The decrease in the other underwriting expense ratio was attributable to the increase in written premiums compared with the decrease in other underwriting expenses.

  Year Ended December 31, 2001

        Net premiums written in the Finite Risk segment in the U.S. totaled $226 million in 2001. Net premiums written in the Finite Risk segment for ceding companies outside the U.S. were $139 million in 2001.

  Losses and loss adjustment expenses

        Losses and loss adjustment expenses incurred for the Finite Risk segment totaled $276 million for the year ended December 31, 2001. Loss and loss adjustment expenses incurred for the year ended December 31, 2001 included loss and loss expense payments of $153 million and a net increase in reserves for unpaid losses and loss adjustment expenses of $123 million.

  Underwriting expenses

        Acquisition costs for the Finite Risk segment were $99 million for the twelve month period ended December 31, 2001. After deferring those costs related to the unearned portion of net premiums written, the resulting acquisition expense ratio was 27.6% for the twelve months ended December 31, 2001.

        Other underwriting expenses of the Finite Risk segment, including direct and allocated underwriting expenses during 2001, totaled $11 million, resulting in an other underwriting expense ratio of 2.9%.

Liquidity and Capital Resources

        Platinum Holdings is a holding company that will conduct no reinsurance operations of its own. All its reinsurance operations will be conducted through its wholly-owned operating subsidiaries Platinum US, Platinum UK and Platinum Bermuda. As a holding company, Platinum Holdings' cash flow will consist primarily of dividends, interest and other permissible payments from its subsidiaries. Platinum Holdings will depend on such payments to receive funds for general corporate purposes and to meet its obligations, including the payment of any dividends to its shareholders.

  Our Liquidity Requirements

        Our principal consolidated cash requirements are expected to be the payment of dividends to Platinum Holdings shareholders, servicing debt, the acquisition of and investment in businesses, capital expenditures, servicing retrocessional arrangements and paying reinsurance claims, policy benefits and operating expenses.

        We intend to pay dividends on our Common Shares annually, subject to the recommendation of our Board of Directors. Our dividends, if any, will be paid by us in U.S. dollars. Our dividend policy in future periods will depend on a number of factors including our results of operations, our financial condition, our capital and cash requirements, general business conditions, legal, contractual and regulatory restrictions regarding the payment of dividends by us and other factors. See "Dividend Policy".

        We will operate a treasury function responsible for managing our future banking relationships, capital raising activities including equity and debt issues, our overall cash, cash pooling and liquidity positions and the payment of internal and external dividends. Our subsidiaries will be responsible for managing local cash and liquidity positions.

  Our Sources of Cash

        Our sources of funds consist of premiums written, losses recovered from retrocedents, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay losses and loss adjustment expenses, brokerage commissions, excise taxes, premiums retroceded, general and administrative expenses and dividends.

        In addition, we intend to establish with a bank, a line of credit for ourselves, as well as for Platinum US, Platinum UK and Platinum Bermuda. We expect that amounts borrowed under the line of credit will bear interest at specified margins over certain base lending rates including LIBOR, bank certificate of deposit rates and the prime commercial lending rate. We expect the credit lines to contain various customary covenants and agreements which may include a requirement that we or, if applicable, our operating subsidiaries maintain a specified minimum statutory surplus and may prohibit us from having more than a specified amount of consolidated indebtedness following consummation of the Public Offering and the St. Paul Investment. We do not currently expect that this line of credit will be material to our liquidity.

  Restrictions on Dividend Payments from our Operating Subsidiaries

        Bermuda.    Bermuda legislation imposes limitations on the dividends that Platinum Bermuda may pay. Under the Insurance Act, Platinum Bermuda will be required to maintain a specified solvency margin and a minimum liquidity ratio and will be prohibited from declaring or paying any dividends if to do so would cause Platinum Bermuda to fail to meet its solvency margin and its minimum liquidity ratio. Under the Insurance Act, Platinum Bermuda will be prohibited from paying dividends of more than 25% of its total statutory capital and surplus at the end of the previous fiscal year unless it files an affidavit stating that the declaration of such dividends has not caused it to fail to meet its solvency margin and minimum liquidity ratio. The Insurance Act will also prohibit Platinum Bermuda from declaring or paying dividends without the approval of the Supervisor of Insurance of Bermuda if Platinum Bermuda failed to meet its solvency margin and minimum liquidity ratio on the last day of the previous fiscal year. Additionally, under the Companies Act, Platinum

Holdings and Platinum Bermuda may declare or pay a dividend only if, among other things, Platinum Holdings has reasonable grounds for believing that Platinum Holdings or Platinum Bermuda are, or would after the payment, be able to pay their respective liabilities as they become due. See "Business-Regulation-Bermuda".

        United States.    Platinum US is subject to regulation by the State of Maryland. Under Maryland insurance law, Platinum US may pay dividends out of surplus, provided it must provide the Maryland Insurance Commissioner with at least thirty days' prior notice before paying an "extraordinary dividend" or making an "extraordinary distribution". Extraordinary dividends and extraordinary distributions are dividends or distributions which, together with any other dividends and distributions paid during the immediately preceding twelve-month period, would exceed the lesser of

    (1)
    ten percent of Platinum US's statutory policyholders' surplus (as determined under statutory accounting principles) as of December 31 of the prior year and

    (2)
    Platinum US's net investment income excluding realized capital gains (as determined under statutory accounting principles) for the twelve-month period ending on December 31 of the prior year, plus any amounts of net investment income (excluding realized capital gains) in the three preceding years which have not been distributed.

These statutory limitations are subject to change. Platinum US may not pay extraordinary dividends or make extraordinary distributions until either the thirty-day notice period has expired (without the Maryland Insurance Commissioner disapproving such payment) or the Maryland Insurance Commissioner has approved the payment within that period. Extraordinary dividends and extraordinary distributions may only be paid out of earned surplus.

        In addition, Platinum US must give ten days' prior notice to the Maryland Insurance Commissioner of its intention to pay any dividend or make any distribution other than an extraordinary dividend or extraordinary distribution. The Maryland Insurance Commissioner has the right to prevent payment of such a dividend or such a distribution if he determines, in his discretion, that after the payment thereof Platinum US's policy holder surplus would be inadequate or could cause Platinum US to be in a hazardous financial condition.

        United Kingdom.    U.K. law prohibits Platinum UK from declaring a dividend to its stockholders unless it has "profits available for distribution". The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses. While the United Kingdom insurance regulatory laws impose no statutory restrictions on an insurer's ability to declare a dividend, the insurance regulator in the United Kingdom strictly controls the maintenance of each insurance company's solvency margin within its jurisdiction and may restrict Platinum UK from declaring a dividend beyond a level which the regulator determines would adversely affect Platinum UK's solvency requirements. It is common practice in the United Kingdom to notify the regulator in advance of any significant dividend payment.

        Ireland.    Platinum Ireland is currently a holding company incorporated under the laws of Ireland. Irish law prohibits Platinum Ireland from declaring a dividend to its stockholders unless it has "profits available for distribution". The determination of whether a company has profits available for distribution is based on its accumulated realized profits less its accumulated realized losses. As Platinum Ireland is not a regulated entity, there are no insurance regulatory laws applicable to the payment of dividends by Platinum Ireland.

  Establishment of Loss and Catastrophe Reserves by Our Insurance Subsidiaries

        Under U.S. GAAP, we will not be permitted to establish loss reserves until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for expected future losses. Claims arising from future catastrophic events can be expected to require the establishment of substantial reserves from time to time.

        Setting appropriate reserves for catastrophes is an inherently uncertain process. Loss reserves will represent our estimates, at a given point in time, of ultimate settlement and administration costs of losses incurred (including incurred but not reported losses). We will regularly review and update these estimates, using the most current information available to us. Consequently, the ultimate liability for a catastrophic loss will likely differ from the original estimate. Whenever we determine that any existing loss reserves are inadequate, we will be required to increase the loss reserves with a corresponding reduction, which could be material, in our operating results in the period in which the deficiency is identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to our financial condition or results of operations in any particular period.

  Functional Currency

        Our functional currency will be the U.S. dollar. Our operating currency will generally also be the U.S. dollar. However, premiums receivable and losses payable in respect of a portion of our business will be denominated in currencies of other countries, principally industrial countries. Consequently, we may, from time to time, experience currency exchange gains and losses that could affect our financial position and results of operations. We do not expect to and as a practical matter will not be able to hedge our U.S. dollar currency exposure with respect to potential loss until a loss payable in a non-U.S. dollar currency occurs, after which we may match such liability with assets denominated in the same currency or enter into forward purchase contracts for specific currencies. This type of exposure could be substantial. We also do not intend to not hedge our non-U.S. dollar currency exposure with respect to premiums receivable, which will be generally collected over the relevant contract term. We expect to exchange non-U.S. dollar denominated premiums upon receipt. We may make foreign currency investments, generally for the purpose of improving overall portfolio yield.

  Investment of Funds

        With the exception of cash holdings, our funds will be primarily invested initially in fixed income securities, the market value of which is subject to fluctuation depending on changes in prevailing interest rates. We may in the future elect to also invest a portion of our funds in equity securities. We expect to hedge our investment portfolio against interest rate risk. Nevertheless, an increase in interest rates may result in losses, both realized and unrealized, on our investments.

        We do not expect our investment portfolio to include options, warrants, swaps, collars or similar derivative instruments. Our investment policy guidelines will provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner, but may be used, subject to certain numerical limits, only as part of a defensive strategy to protect the market value of the portfolio. Also, our portfolio will not contain any investments in real estate or mortgage loans.

  Posting of Security by our Non-U.S. Operating Subsidiaries

        Platinum UK and Platinum Bermuda are not licensed, approved or accredited as insurers anywhere in the United States and therefore, under the terms of most of their contracts in the

United States, they will have to provide security to reinsureds to cover unpaid liabilities in a form acceptable to state insurance commissioners. Typically, this type of security will take the form of a letter of credit issued by an acceptable bank, the establishment of a trust, or a cash advance. Platinum UK and Platinum Bermuda are expected to obtain letters of credit through commercial banks. In turn, Platinum UK and Platinum Bermuda will provide the banks security by giving the banks liens over certain of Platinum UK's and Platinum Bermuda's investments.

  Capital Expenditures; Inflation

        None of Platinum Holdings, Platinum US, Platinum UK and Platinum Bermuda will have any material commitments for capital expenditures upon the completion of the Public Offering.

        Platinum US, Platinum UK and Platinum Bermuda will estimate the effect of inflation on their business and reflect these estimates in the pricing of their reinsurance contracts when estimating reserves. The actual effects of inflation on the results of the operating subsidiaries cannot be accurately known until claims are ultimately settled. Levels of inflation also affect investment returns.

Exposures to Market Risk

        Market risk can be described as the risk of change in fair value of a financial instrument due to changes in interest rates, equity prices, creditworthiness, foreign exchange rates or other factors. We seek to mitigate that risk by a number of actions, as described below.

  Interest Rate Risk

        Our exposure to market risk for changes in interest rates will be concentrated in our investment portfolio once we commence operations. Changes in investment values attributable to interest rate changes will be mitigated, however, by corresponding and partially offsetting changes in the economic value of our insurance reserves. This exposure will be monitored through periodic reviews of our consolidated asset and liability positions. Estimates of cash flows, as well as the impact of interest rate fluctuations relating to the investment portfolio and insurance reserves, will be modeled and reviewed periodically.

  Credit Risk

        Our investment portfolio is expected to include initially fixed maturities and short-term investments, which will be subject to credit risk. This risk is defined as the potential loss in market value resulting from adverse changes in the borrower's ability to repay the debt. Our investment objective will be to earn competitive relative returns by investing in a diversified portfolio of securities. Credit risk will be actively managed through stringent review and analysis of the creditworthiness of all potential investments.

        We will also have other receivable amounts subject to credit risk. The most significant of these are reinsurance recoverables. To mitigate the risk of these counterparties' nonpayment of amounts due, we will establish business and financial standards for reinsurer approval, incorporating ratings by major rating agencies and considering then-current market information.

  Equity Price Risk

        Our investment portfolio may in the future include marketable equity securities, which will be carried on our consolidated balance sheet at market value. These securities have exposure to price risk, which is defined as the potential loss in market value resulting from an adverse change in prices. If we invest in equity securities, our objective with respect to such investments will be to earn competitive relative returns by investing in a diverse portfolio of high-quality, liquid securities.

Portfolio characteristics are expected to be analyzed regularly and market risk will be actively managed through a variety of modeling techniques. If we invest in equity securities, our holdings are expected to be diversified across industries, and concentrations in any one company or industry will be limited by parameters established by senior management, as well as by statutory requirements.

  Foreign Currency Exposure

        Our exposure to market risk for changes in foreign exchange rates will be concentrated in our insurance reserves denominated in foreign currencies. In addition, there may be foreign currency exposure in our investment portfolio related to those investments that are denominated in foreign currencies. Cash flows from foreign operations are expected to be the primary source of funds for purchases of investments denominated in foreign currencies. Those investments will be purchased primarily to hedge insurance reserves and other liabilities denominated in the same currency, effectively reducing foreign currency exchange rate exposure at the Platinum consolidated level.

BUSINESS

Industry Overview

General

        Reinsurance is an arrangement in which an insurance company, referred to as the reinsurer, agrees to assume from another insurance company, referred to as the ceding company, all or a portion of the insurance risks that the ceding company has underwritten under one or more insurance contracts. In return, the reinsurer receives a premium for the insured risks that it assumes from the ceding company. Reinsurance, however, does not discharge the ceding company from its liabilities to policyholders. Reinsurance provides ceding insurers with three principal benefits: a reduction in net liability on individual risks, catastrophe protection from large or multiple losses and assistance in maintaining acceptable financial ratios. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without an accompanying increase in capital and surplus.

        During the period between the time premiums are received by the reinsurer and the time that the reinsurer must pay losses and loss adjustment expenses, the reinsurer has an opportunity to invest the funds received as premiums, less expenses. This investment activity can make a significant contribution to a reinsurer's profitability.

Types of Reinsurance

  Property and Casualty Reinsurance

        Reinsurance is typically classified into two categories, property and casualty (i.e., non-life) reinsurance and life reinsurance. We intend to write principally property and casualty reinsurance.

        Property insurance protects an insured against financial loss arising out of the loss of property caused by an insured peril. Examples of property reinsurance are property catastrophe and property per-risk coverages. Property catastrophe insurance protects an insured against losses arising out of multiple claims for a single event while property per-risk insurance protects an insured against loss arising out of a single claim for a single event.

        Casualty insurance protects an insured against financial loss arising out of loss or damage to persons other than the insured or property belonging to a third party. Examples of casualty insurance are general liability, automobile liability, professional liability, workers compensation, and accident and health.

        Although property reinsurance involves a high degree of volatility, property reinsurance claims are generally reported soon after the event giving rise to the claim and tend to be assessed and paid relatively expeditiously. In comparison, there tends to be a greater time lag between the occurrence, reporting and payment of casualty reinsurance claims. Additionally, as compared with property reinsurance, casualty reinsurance tends to involve greater diversity of exposures and variation in contract terms, pose greater challenges in capturing underwriting information and casualty reinsurance results are also more likely to be affected by the claims handling process.

  Excess-of-loss and Proportional Reinsurance

        Reinsurance can be written on either an excess-of-loss basis or a proportional basis. We expect that a substantial majority of the reinsurance we will underwrite will be excess-of-loss reinsurance.

        In the case of excess-of-loss reinsurance, the reinsurer, in return for a negotiated premium, assumes all or a specified portion of the ceding company's risks in excess of a specified amount, known as the ceding company's retention or the reinsurer's attachment point, subject to a negotiated reinsurance contract limit. For example, property catastrophe excess-of-loss reinsurance provides coverage to a primary insurer when aggregate losses and loss adjustment expenses from a single occurrence of a peril covered under a portfolio of primary insurance contracts written by the primary insurer exceed the attachment point specified in the reinsurance contract with the primary insurer. Property per-risk excess-of-loss-reinsurance responds to a loss of the reinsured in excess of its retention level on a single risk. A risk in this context might mean the insurance coverage on a single property location. Because a reinsurer providing excess-of-loss reinsurance does not assume a direct proportion of the ceding company's risk, the premiums that the ceding company pays to the reinsurer are not directly proportional to the premiums that the ceding company receives. Instead, excess-of-loss reinsurance contracts provide a reinsurer flexibility in determining premiums at specific retention levels, independent of the premiums charged by primary insurers, and based upon its own underwriting assumptions.

        Excess-of-loss property and casualty reinsurance is often written in layers. One or a group of reinsurers accepts the risk just above the ceding company's retention up to a specified amount, at which point another reinsurer or a group of reinsurers accepts the excess liability up to an additional specified limit or the excess liability reverts to the ceding company. The reinsurer taking on the risk just above the ceding company's retention is typically said to write lower layer excess reinsurance. Lower layers are also referred to as working layers. A claim that reaches just beyond the ceding company's retention will create a claims payment for the lower layer reinsurer, but not for the reinsurers of any higher layers. In a limited number of cases, reinsurance is also written on an aggregate stop-loss basis to protect the ceding company's total portfolio from extraordinary losses resulting from the aggregation of individual risks.

        In the case of proportional reinsurance, the reinsurer assumes a predetermined portion of the ceding company's risks under the covered insurance contract or contracts. The frequency of claims under a proportional reinsurance contract is usually greater than under an excess-of-loss contract. Premiums that the ceding company pays to a reinsurer for proportional reinsurance are a predetermined portion of the premiums that the ceding company receives from its insured, consistent with the proportional sharing of risk. In addition, in proportional reinsurance, the reinsurer generally pays the ceding company a ceding commission. The ceding commission is usually based on the ceding company's cost of generating the business being reinsured, which includes commissions, premium taxes and assessments of the ceding company's own operating expenses. A profit commission or increased ceding commission may be included and paid to the ceding company if the loss experience is profitable. The ceding commission may also be affected by competitive factors.

  Treaty and Facultative Reinsurance

        Reinsurance can be written either through treaty or facultative reinsurance arrangements. In treaty reinsurance, the ceding company cedes, and the reinsurer assumes, a specified portion of a type or category of risks insured by the ceding company. In facultative reinsurance, the ceding company cedes, and the reinsurer assumes, all or part of a specific risk or risks. We plan to underwrite substantially all treaty reinsurance, and we do not expect to underwrite facultative reinsurance except in very limited and opportunistic circumstances.

        Generally in the industry, treaty reinsurers do not separately evaluate each of the individual risks assumed under their treaties and are largely dependent on the original risk underwriting decisions made by the ceding company's underwriters. Accordingly, reinsurers will carefully evaluate the ceding company's risk management and underwriting practices, as well as claims settlement practices and procedures, in deciding whether to provide treaty reinsurance and in appropriately pricing the treaty.

        Generally, reinsurers who provide facultative reinsurance do so separately from their treaty operations. Facultative reinsurance normally is purchased by ceding companies for risks not covered by their reinsurance treaties, for amounts in excess of the monetary limits of their reinsurance treaties and for unusual and complex risks. In addition, facultative risks often provide coverages for relatively severe exposures which results in greater volatility. Reinsurers who provide facultative coverage solely, or through distinct operations, experience relatively high underwriting expenses and, in particular, personnel costs, because each risk is individually underwritten and administered. The ability to evaluate separately each risk reinsured, however, increases the probability that the reinsurance underwriter can price the contract to reflect more accurately the risks involved. Because of the transactional nature of the business and the greater risks generally involved, margins on facultative business are usually higher than on treaty business.

  Non-traditional/Finite Reinsurance

        Non-traditional/finite reinsurance involves structured reinsurance solutions tailored to meet an individual cedent's strategic and financial objectives. Property and casualty risks can be reinsured on a non-traditional/finite basis. Often these reinsurance solutions provide reinsurance protection across a company's entire insurance portfolio. For instance, a whole account aggregate stop loss, whether single year or multi year in design, provides protection for a company from deterioration in its accident year results. Another common solution is a loss portfolio transfer, which can take many forms, and which is frequently used to assist companies in efficiently and effectively exiting lines of business or facilitating insurance entity sales transactions. With increasing frequency, non-traditional/finite reinsurance has been utilized in various ways to assist companies in managing property catastrophe exposures and other loss exposures from single or multiple events which, in the aggregate, could be significant. Because of the constantly changing industry and regulatory framework, as well as the changing market demands facing insurance companies, the approaches utilized in non-traditional/finite programs are constantly evolving and will continue to do so. We expect to be active participants in the non-traditional/finite reinsurance business.

        In particular, non-traditional/finite reinsurance products are utilized by customers whose needs may not be met efficiently through traditional reinsurance products, specifically, customers who seek to dampen volatility associated with the insurance or reinsurance pricing cycle, adjust their exposure to specific geographic areas or lines of business, increase their level of retention over a period of time, minimize existing and potential liabilities in connection with extraordinary corporate events, such as a merger or acquisition, and manage their capital during periods of rapid growth. These customers use non-traditional/finite products principally to mitigate volatility in earnings and capital as well as to transfer insurance risks. The structure of the product will depend on whether the concern about volatility relates primarily to statutory capital and loss ratios, or to reported earnings under the customer's accounting basis for investors, e.g. International Accounting Standards, U.S. GAAP or other sovereign GAAP. Income tax treatment will also affect the products' structure. The more widely used finite products have similar features but differing terms and limits, depending on the customer's requirements.

  Broker and Direct Reinsurance

        Reinsurance can be written through reinsurance brokers or directly with ceding companies. We believe that a ceding company's decision to select either the broker market or the direct market is influenced by factors including, among others, market capacity, market competition, the value of the broker's advocacy on the ceding company's behalf, the spread of risk, flexibility in the terms and conditions, an ability to efficiently compare the analysis and quotes of several reinsurers, the speed of a reinsurance placement, the historical relationship with the reinsurer and the efficiency of claims settlement with respect to a coverage. Through the use of reinsurance brokers, a reinsurer may be able to avoid the need to develop a large staff dedicated to particular reinsurance markets and to maintain the flexibility to move into other reinsurance markets when it perceives opportunities. We believe that the use of reinsurance brokers will allow the Company to avoid the significant fixed cost of maintaining a sales force. We believe that brokers are particularly useful assisting clients in arranging excess-of-loss reinsurance programs. We expect to underwrite a substantial majority of our reinsurance through brokers and to a much more limited extent may also contract directly with ceding companies.

  Retrocession

        Reinsurers typically purchase reinsurance to cover their own risk exposure or to increase their capacity. Reinsurance of a reinsurer's business is called retrocession. Reinsurance companies cede risks under retrocessional agreements to other reinsurers, known as retrocessionaires, for reasons similar to those that cause primary insurers to purchase reinsurance. These reasons include reducing liability on individual risks, protecting against catastrophic losses, stabilizing financial ratios and obtaining additional underwriting capacity. We plan to purchase and issue retrocessional policies.

Reinsurance Industry Conditions and Trends

        The reinsurance industry historically has been cyclical, characterized by periods of price competition due to excessive underwriting capacity as well as periods when shortages of underwriting capacity have permitted favorable pricing.

        Cyclical trends in the industry and the industry's profitability can also be affected significantly by volatile and unpredictable developments, including natural and other disasters, such as hurricanes, windstorms, earthquakes, floods, fires, explosions and other catastrophic events, including terrorist attacks, the frequency and severity of which are inherently unpredictable. We believe that property and casualty reinsurance rates often rise in the aftermath of significant catastrophe losses. As claims are reserved, the industry's capacity to write new business diminishes. The industry is also affected by changes in the propensity of courts to expand insurance coverage and grant large damage awards, and fluctuations in interest rates and other changes in the economic environment that affect market prices of investments.

        As a result of favorable loss levels and strong investment returns beginning in 1995, the reinsurance industry entered a cycle of increased competition and industry capacity, which pushed property and casualty rates down. In 1999, there were several significant worldwide catastrophic events, which resulted in insured losses of approximately $31 billion. These losses, and the subsequent contraction of capacity in the market, fueled improvements in rates, terms and conditions beginning with January 2000 renewals. These improvements continued in 2001 with a number of catastrophic events in the first half of the year, and were accelerated by the terrorist attack of September 11, 2001. With insured losses estimated to be in the range of $30 billion to $70 billion, the terrorist attack resulted in the largest insured losses ever experienced by the industry. By comparison, the largest insured catastrophic event prior to the attack was Hurricane Andrew in 1992 with $20 billion in estimated losses.

        We believe that the insured losses of 2001 have reduced the industry's capacity to write new business. At the same time, it appears that the heightened awareness that commercial properties are exposed to a variety of risks, and the perception that certain regions of the world may be underinsured, have increased the demand for property-related insurance and reinsurance. With respect to January 2002 renewals, St. Paul Re experienced substantial rate increases, generally ranging from 20% to 50% depending on the line of business. We expect that the current imbalance between the increased demand for property-related insurance and reinsurance and the reduced supply of this type of coverage will continue to fuel improved rates, terms and conditions for at least the immediate future.

        Following the terrorist attack of September 11, 2001, there is uncertainty in the insurance and reinsurance markets about the extent to which future coverages will extend to terrorist acts. There is also uncertainty about the definition of terrorist acts. While there can be no assurance, we believe that coverage of claims that are the result of terrorist acts (as they are ultimately defined by industry and government standards) will generally be excluded from property catastrophe reinsurance contracts covering large commercial risks, above specified property values, but usually will not be excluded for smaller commercial coverages, personal lines or other coverages. Accordingly, we presently continue to incur exposure to terrorist acts. The effect of potential U.S. and other governmental intervention on the insurance and reinsurance markets we serve, including on the extent to which coverage for terrorist acts is offered by the insurance and reinsurance markets in the future, is uncertain. Coverage for losses resulting from terrorist acts may be offered separately in the reinsurance market, and we may or may not offer such coverage in the future. There can be no assurance that our and the insurance industry's attempts to exclude coverage for terrorist acts will be effective and, as a result, we could incur large unexpected losses if further terrorist attacks occur.

Our Business

General

        Platinum Holdings is a newly formed Bermuda insurance holding company. Our objective is to provide on a worldwide basis, through our licensed operating subsidiaries Platinum US, Platinum UK and Platinum Bermuda, property, casualty, marine, accident and health and finite reinsurance coverages to a diverse clientele of insurers and select reinsurers. Platinum UK and Platinum Bermuda are newly formed companies and, as such, have no prior operating history or loss reserve runoff. Platinum US was formed in 1995 and is a licensed insurance company incorporated and domiciled in the state of Maryland. Platinum US has been an inactive company with no prior operating history and no exposure to adverse loss development. Upon completion of the Public Offering, we will own Platinum US and Platinum UK through Platinum Ireland, our newly formed and wholly owned intermediate Irish holding subsidiary. We expect Platinum Ireland will conduct no business operations of its own other than owning Platinum US and Platinum UK. However, we intend to explore the possibility of using Platinum Ireland as a platform for the development of a reinsurance business concentrating on continental Europe. The following chart summarizes our corporate structure upon completion of the transactions contemplated by this prospectus.

        We intend to organize our worldwide reinsurance business around the following three operating segments: Global Property and Marine, Global Casualty and Finite Risk. In each of our operating segments, we intend to offer our reinsurance solutions to providers of commercial and personal lines of property insurance as well as casualty insurance. We expect to underwrite most of our reinsurance through brokers but we may also contract directly with ceding companies, which will give us the flexibility to pursue business in accordance with our ceding companies' preferred reinsurance purchasing. We intend to write a substantial majority of our reinsurance business through treaties rather than on a facultative basis, and on an excess-of-loss basis rather than on a proportional basis.

        We expect to operate principally as a lead or quoting reinsurer on the treaties in which we participate.

        Generally, the lead or quoting reinsurer negotiates with the ceding company and the broker to establish the proposed terms of coverage, including the premium rate and retention level for excess-of-loss contracts. When not acting as the leading or quoting reinsurer on a particular treaty, we may seek to actively negotiate additional terms or conditions. We believe that, consistent with our underwriting strategy, operating as a lead or quoting reinsurer will allow us to establish walk-away prices and focus on profitability rather than market share. In addition to the benefit of leading negotiations of contract terms and prices, we believe that operating as a lead or quoting reinsurer will aid us in the development of close and continuing relationships with brokers and ceding companies. We also believe that operating as a lead or quoting reinsurer will result in our receiving solicitations from brokers for a broader range of business and provide us with greater access to preferred risks.

Competitive Strengths

        We believe we will be well positioned to take advantage of improving market conditions because of our management's reputation and St. Paul Re's experience and contacts in the reinsurance market, our unencumbered capital base and our expectation that the Assumed Reinsurance Contracts and our right to seek to renew St. Paul Re's other contracts will be a long-term source of business to us. As a well-capitalized company with reinsurance as our single focus, we believe we will be able to expand our relationships with existing clients and establish relationships with new clients.

        We expect our initial portfolio to contain a variety of businesses which we believe would normally take a significant time to develop. Upon consummation of the Public Offering, we expect to be diversified across several types of coverage with approximately two-thirds of our premiums coming from traditional property and casualty reinsurance and one-third from finite reinsurance. We feel that that the existing portfolio of business generated by St. Paul Re represents a valuable asset given the renewal nature of the reinsurance industry and the importance of continuity of relationships and information.

        We believe that the market perceptions and reputation established by St. Paul with respect to service and responsiveness will benefit us in light of the transfer of personnel and underwriting activities from St. Paul Re to us. We also believe that we will enjoy a reputation with our brokers and clients for prompt response on underwriting submissions, and consistent underwriting standards that emphasize long term profitability over premium growth or market share.

        We believe that the use of reinsurance brokers as our principal source of business provides us with an advantage over direct writers in adjusting treaty participations upward or downward to reflect changing market conditions, as well as discontinuing any participation in treaties if rates and terms are no longer attractive. In addition, management believes that the use of reinsurance brokers will allow us to avoid the significant fixed cost of maintaining a sales force. Furthermore, we believe that access to new opportunities on new treaties for existing clients or new clients are facilitated by using the broker distribution channel, due to the syndicated placement of the business.

Platinum's Strategy

        Our goal is to achieve superior long-term returns for our shareholders, while establishing Platinum as a conservative risk manager and market leader in certain classes of property and casualty reinsurance.

  •
  Build our future on a strong foundation. We will commence operations with the benefit of the Transferred Business:
  •
  Renewal Rights and Assumed Reinsurance Contracts. Our initial portfolio will contain a diversity of business that would normally take many years to develop. We will be acquiring St. Paul Re's existing customer lists and the right to seek to renew its reinsurance contracts, which produced 2001 pro forma net premiums written of approximately $1.3 billion. Our business is expected to be diversified between property contracts, which tend to be short-tail in nature, and casualty contracts, which tend to be long-tail in nature. Property catastrophe reinsurance will be a principal focus and will initially constitute a diversified global book of business in excess of $100 million in annual net premiums written.
  •
  Fully operational infrastructure. We will select experienced employees from the skilled St. Paul Re employee base. These employees have broker and ceding company relationships and underwriting pricing and claims experience that will allow us to be fully staffed and operational in key underwriting and support functions. We believe that this strong foundation will allow us to offer clients and brokers a full range of products, support and service immediately following the completion of the Public Offering.
  •
  Add new leadership to existing talent. In order to take full advantage of the historical strengths of St. Paul Re, we have significantly strengthened our senior management team with the addition of Mr. Newman and Mr. Fadden. Mr. Newman and Mr. Fadden have extensive experience in leading publicly traded reinsurance companies and intend to implement a number of initiatives to capitalize on the strengths of St. Paul Re to create a more focused and more profitable reinsurance business. We expect these initiatives to include implementing a new underwriting strategy, improving risk management and reducing operating expenses.
  •
  Focus on profitability, not market share. Our new management team intends to pursue a strategy that emphasizes underwriting discipline and profitability over market share. Key elements to this strategy will be prudent risk selection, appropriate pricing through strict underwriting discipline and adjusting our business mix to respond to changing market conditions. We intend to increase our writing of lines of business, such as property catastrophe excess-of-loss and property per-risk excess-of-loss, which we believe will contribute to our long-term profitability.
  •
  Exercise disciplined underwriting and risk management. We intend to exercise risk management discipline by (i) maintaining a diverse spread of risk in our book of business across products and geographies, (ii) focusing on excess-of-loss contracts as opposed to pro rata contracts, and (iii) reducing our aggregate catastrophe exposure relative to historical levels through more sophisticated management of property catastrophe aggregate exposures.
  •
  Operate a lean and expense-focused underwriting business. We believe a lean underwriting culture will support our focus on profitability and allow us to be more responsive to changing market conditions. We intend to keep our headcount low and maintain a limited number of offices. At January 1, 2001, St. Paul Re had approximately

      410 employees while we expect to have approximately 180 employees at the completion of the Public Offering. The number of underwriting offices was reduced by St. Paul Re from ten at January 1, 2001 to five as of March 31, 2002. In addition, we expect to originate most of our business from brokers, rather than directly from ceding companies, which we believe will keep our expenses low.

  •
  Grow our business by leveraging our global platform. We intend to operate in all three of the world's leading reinsurance markets with offices in New York, London and Bermuda. St. Paul Re has conducted admitted reinsurance activities in the US and London for many years, and has been well established as a lead underwriter in excess casualty, property catastrophe and certain other classes of reinsurance. Our new Bermuda subsidiary will provide us with both a new market in which to write reinsurance, and the flexibility to provide reinsurance products that are best facilitated by an offshore company.
  •
  Operate from a position of financial strength. As a newly formed company, our initial capital position is unencumbered by any development of prior-period loss reserves. We intend to operate the Company with a target capitalization consistent with our ratings objectives. We expect to have approximately $1 billion of equity capital following the Public Offering and the St. Paul Investment to support our anticipated underwriting activities. Our investment strategy will focus on security and stability in our investment portfolio by maintaining a diversified portfolio that will consist primarily of investment grade fixed-income securities. We believe these factors, combined with our strict underwriting discipline, will allow us to maintain our strong financial position and to be opportunistic when market conditions are most attractive.

Our Lines of Business

        We intend to organize our worldwide reinsurance business around the following three operating segments: Global Property and Marine, Global Casualty and Finite Risk. On the pro forma basis described under "Pro forma Consolidated Financial Information", we had net premiums written of $1,278 million for the year ended December 31, 2001, $361 million for the three months ended March 31, 2002 and $266 million for the three months ended March 31, 2001. We expect that our global reinsurance business will be comprised primarily of the types of reinsurance set forth below, which we have grouped in accordance with our three operating segments. The following table sets forth, on a pro forma basis, the distribution by operating segment and by type of reinsurance, of our net premiums written for the year ended December 31, 2001 and the quarters ended March 31, 2002 and 2001. For a more detailed discussion of the pro forma results of underwriting, see "Management's Discussion and Analysis of Pro Forma Financial Condition and Underwriting Results".

	Three Months ended March 31,
					Year ended December 31, 2001
	2002		2001
	$	% Total	$	% Total	$	% Total
			($ in millions)
Global Property & Marine	97	27	81	31	264	21
Excess-of-loss	80	22	67	25	205	16
Proportional	17	5	14	6	59	5
Global Casualty	171	47	115	43	539	42
Excess-of-loss	128	35	89	34	421	33
Proportional	43	12	26	9	118	9
Finite Risk	93	26	70	26	475	37

Total	$361	100.0%	$266	100.0%	$1,278	100.0%

        The following table sets forth, on a pro forma basis, the distribution by operating segment and by location of the cedent of our net premiums written for the year ended December 31, 2001 and the quarters ended March 31, 2002 and 2001.

	Three Months ended March 31,
					Year ended December 31, 2001
	2002		2001
	$	% Total	$	% Total	$	% Total
			($ in millions)
Global Property & Marine	97	27	81	31	264	21
United States	68	19	55	21	156	12
International	29	8	26	10	108	9
Global Casualty	171	47	115	43	539	42
United States	154	43	102	38	458	36
International	17	4	13	5	81	6
Finite	93	26	70	26	475	37
United States	59	16	43	16	295	23
International	34	10	27	10	180	14

Total	$361	100%	$266	100%	$1,278	100%

  Global Property and Marine

        The Global Property and Marine operating segment will include principally property and marine reinsurance coverages that will be written both in the United States and international markets. We expect that the majority of the property business will consist of catastrophe excess-of-loss reinsurance treaties. We expect that this global operating segment will also include property per-risk excess-of-loss treaties and property pro rata treaties. We expect that marine reinsurance will include coverage for hull and cargo as well as third party marine coverages for "protection and indemnity" and excess liabilities, primarily under excess-of-loss treaties. We may write a limited amount of other types of reinsurance on an opportunistic basis.

  •
  Property. We expect that our property reinsurance activities will emphasize catastrophe excess-of-loss reinsurance. Such contracts will provide a defined limit of liability, permitting us to quantify our aggregate maximum loss exposure. By contrast, maximum liability under pro rata contracts is more difficult to quantify precisely within the occurrence limits that are normally part of the contracts. Quantification of loss exposure will be fundamental to our ability to manage our loss exposure through geographical zone limits and program limits.

  In addition, when our pricing standards are met, we may, to a limited extent, write other property coverages, including per-risk excess-of-loss or pro rata. In writing per-risk excess-of-loss business we will intend to avoid lower layers in favor of higher layers. These lines will diversify risk (although they involve some catastrophe exposure) and thus reduce the volatility in results of operations caused by catastrophes. Excess-of-loss contracts will also help us to control our underwriting results by increasing our flexibility to determine premiums for reinsurance at specific retention levels, independent of the premiums charged by primary insurers, and based upon our own underwriting assumptions. Because primary insurers typically retain a larger loss exposure under excess-of-loss contracts, we believe that they have a greater incentive to underwrite risks and adjust losses in a prudent manner.

  •
  Marine. We intend to provide reinsurance coverage of marine and offshore energy insurance programs. We expect that coverages reinsured will include hull damage, protection and indemnity, cargo damage and general marine liability. We expect that such reinsurance treaties will include excess-of-loss as well as proportional treaties. We will emphasize excess-of-loss treaties that provide for an evaluation using experience and exposure pricing models.

  Global Casualty

        The Global Casualty segment will include principally general liability, automobile liability, professional liability, workers' compensation, accident and health and casualty clash coverages. We also expect to include accident and health reinsurance treaties in the form of self-insured medical stop loss coverages as well as other types of coverages as opportunities develop. We intend to generally write reinsurance coverage in this segment through excess-of-loss treaties, including umbrella coverages, although we expect to reinsure selected classes of casualty business on a pro rata basis, including accident and health business.

  •
  General and Automobile Liability. We intend to reinsure accident and casualty risks and collision damage of motor vehicles. Automobile insurance can include coverage in three major areas—casualty, accident benefits and physical damage. Casualty insurance provides coverage payment for injuries and for property damage to third parties. Accident benefits insurance provides coverage for loss of income and medical and rehabilitation expenses for insured persons who are injured in an automobile accident, regardless of fault. Physical damage insurance provides for payment of damages to an insured automobile arising from a collision with another object or from other risks such as fire or theft.

  In addition, we expect to provide a broad range of coverage for reinsurance of industrial, manufacturer, operational, environmental, product and general third party liability. We expect that our automobile and general casualty reinsurance products will generally be written on an excess-of-loss basis. We may, however, consider selected accounts to be written on a proportional or pro rata basis to the extent that such business satisfies our profitability standards.

  •
  Professional Liability. We intend to write reinsurance treaties for professional liability programs, including directors and officers insurance and errors and omissions insurance. We expect that, in most circumstances, the underlying insurance products will be written on a claims-made basis. We intend to employ underwriters and pricing actuaries who specialize in professional liability. We expect to seek to reinsure professional liability programs and lines of casualty business where and to the extent we believe past experience permits a reasonably accurate estimation of premium adequacy. We intend, however, to underwrite new exposures after a comprehensive evaluation of the capability of the ceding company, a clear understanding of the type of product, and establishment of underwriting and operating procedures.

  •
  Workers' Compensation. We intend that our workers' compensation coverages will provide flexible solutions that can help our clients manage their global workers' compensation risks. We expect to reinsure workers' compensation on a per-claimant basis as well as on a catastrophe occurrence basis. We expect that our workers' compensation reinsurance offerings will range from complete coverage of a full workers' compensation program to specific carve-out coverages that address a client's targeted concerns.

  •
  Accident and Health. We intend to provide accident and health reinsurance, typically in the form of self-insured aggregate medical stop loss coverages, referred to as "employers stop loss covers". On a less frequent basis, we also expect to write medical providers stop loss, first dollar health insurance and other reinsurance of health providers. We expect to rely principally on managing general underwriters ("MGUs") as intermediaries in connection with this line of business.

  •
  Casualty Clash. We expect that our casualty clash coverages will cover losses arising from a single set of circumstances (an occurrence) covered by more than one cedent's insurance policy or multiple claimants on one policy. We expect to limit our exposure to a proportion of the cedent's loss in excess of a specified per occurrence retention up to a specified limit.

  Finite Risk

        The Finite Risk operating segment will include principally finite reinsurance solutions to cedents whose needs may not be met efficiently through traditional reinsurance products. We intend to focus on providing such clients with customized solutions for their risk management and other financial management needs. Whether working directly with the client or through a broker, we will seek to develop client-specific solutions after spending time with the client to understand its business needs. We intend to take a uniform risk assessment approach throughout our worldwide operations as the classes of risks underwritten through finite products will generally be consistent with the classes covered using traditional products. See "—Underwriting and Risk Management". The four main categories of finite products that we intend to sell are described below:

  •
  Multi-year per-occurrence excess of loss. These reinsurance contracts often complement cendents' traditional excess-of-loss reinsurance programs. They may involve any type of risk, but most often they cover property and marine. In general, these contracts are designed so that the cedent funds the normal level of loss activity over a multi-year period. The reinsurer charges an additional margin to provide a profit margin and to cover its costs and the risk that losses are worse than normal. This type of product will often carry an up-front premium plus additional premiums which are dependent on the magnitude of losses claimed by the ceding company under the contract. The ceding company generally also participates in a profit sharing arrangement under this type of reinsurance contract if the business covered does not generate excessive losses.

  •
  Aggregate stop loss. Aggregate stop loss reinsurance contracts provide broad protection against a wide range of contingencies that are difficult to address with traditional reinsurance. They can be offered on a single or multi-year basis, and provide either catastrophic or attritional loss protection.

  •
  Finite quota share. Finite quota share reinsurance contracts limit the reinsurer's underwriting exposure while allowing the cedent surplus and expense ratio relief.

  •
  Loss portfolio transfer and adverse loss development. These types of reinsurance contracts are considered retroactive reinsurance as they cover past periods for which the loss events have already occurred, but where all claims have not yet been made or paid. Retroactive finite reinsurance products remain an attractive solution for certain clients, who may, for example, wish to exit a particular line of business, facilitate a business acquisition (where the reinsurance contract effectively replaces the seller's requirement to provide a loss reserve guarantee to the purchaser), or stabilize statutory capital. Typically, a loss portfolio transfer will transfer to the reinsurer all risks underwritten, subject to an aggregate loss limit established in the contract. Adverse loss development products provide reinsurance coverage for losses in excess of the carried loss reserves of the ceding company at the transaction date, or in some cases at a mutually agreed attachment point, in excess of existing loss reserves.

Marketing

        We intend to market our reinsurance products worldwide through our underwriting offices and non-exclusive relationships with more than 50 of the leading reinsurance brokers active in the U.S. and non-U.S. markets for property catastrophe reinsurance and other categories of reinsurance in which we will be active.

        The following table sets out, on a pro forma basis, net premiums written and the percentage of our premiums allocated to the geographic location of the ceding company for our aggregate operations and for each operating segment. For a more detailed discussion of the pro forma results of underwriting, see "Management's Discussion and Analysis of Pro Forma Financial Condition and Underwriting Results".

	Three Months Ended
					Year Ended December 31, 2001
	March 2002		March 2001
	$	%	$	%	$	%
	($ in millions)
North America (ex Caribbean)	$273	76%	$199	75%	$906	71%
Caribbean	22	6	16	6	77	6
Latin America	4	1	3	1	13	1
Far East	4	1	5	2	26	2
Continental Europe	18	5	13	5	77	6
United Kingdom	36	10	27	10	166	13
Other	4	1%	3	1%	13	1%

	$361	100%	$266	100%	$1,278	100%

        On a pro forma basis, based on net premiums written during the three months ended March 31, 2002, the five brokers from which Predecessor derived the largest portions of its business (with the approximate percentage of our business derived from such brokers and their affiliates) are Aon (25.6%), Benfield Blanch (21.3%), Marsh (19.9%), Willis (11.5%) and Towers Perrin (2.8%). On a pro forma basis, during the year ended December 31, 2001, Predecessor had in force reinsurance contracts with 107 ceding companies that were not derived from a reinsurance broker; otherwise, products are marketed exclusively through brokers. All brokerage transactions are entered into on an arm's-length basis. During 2001, on a pro forma basis, one ceding insurer accounted for more than 6% of Predecessor's premiums written and no other single ceding insurer accounted for more than 3%.

        We expect that brokers will perform data collection, contract preparation and other administrative tasks, enabling us to market our reinsurance products cost effectively by maintaining a small staff. We intend to rely largely on reinsurance brokers to market our products. We believe that by relying largely on reinsurance brokers, we will be able to avoid the expense and regulatory complications of worldwide offices, thereby minimizing fixed costs associated with marketing activities. We believe that by maintaining close relationships with brokers, we will be able to obtain access to a broad range of potential reinsureds.

Underwriting and Risk Management

        We intend to have a disciplined approach to underwriting and risk management that emphasizes a profit orientation rather than a premium volume or market-share oriented approach. In addition to geographic zones, we intend to seek to limit our overall exposure to risk by limiting the amount of reinsurance we will supply in accordance with a particular program or contract, so as to achieve diversification within and across geographic zones.

        We expect our risk management to use a variety of means, including the use of contract terms, diversification criteria and probability analysis and the analysis of comparable historical loss experience. We will monitor concentrations of casualty risk by industry and classes of risk. We intend to estimate the impact of certain catastrophic events using catastrophe modeling software and contract information to evaluate our exposure to losses from individual contracts and in the aggregate. For example, we expect that the majority of the natural catastrophe reinsurance we will write will relate to exposures within the United States, Europe and Japan. Accordingly, we will be exposed to natural catastrophic events that affect these regions, such as U.S. hurricane, California earthquake, European windstorm and Japanese typhoon or earthquake events.

        We will seek to limit our potential loss, pre tax, but after reinstatement and other premiums received due to the loss, from a single one-in-250 year catastrophe on a probable maximum loss ("PML") basis, after giving effect to our retrocessional programs, to no more than 30% of our shareholder's equity. There can be no assurance that our underwriting risk management procedures and our retrocessional programs will successfully limit actual losses to such amount and losses from a single catastrophe may materially exceed such amount. The intended limitation in PML exposure will rely significantly on our retrocessional programs and the availability of retrocessional coverage in the future. There have been, and in the future may be, periods when retrocessional coverage is not available at all or at rates and levels which would be acceptable. Loss of all or portions of our retrocessional coverage could subject us to increased exposure, which could be material.

        Substantially all property reinsurance business with natural peril catastrophe exposure will have occurrence limits. Substantially all high layer property, casualty and marine excess-of-loss business will also contain aggregate limits in the contracts, with limited reinstatements of an occurrence limit. We intend to use our proprietary models to assess the pricing adequacy, underwriting profitability and investment returns to be expected from our reinsurance underwriting. We expect that our actuarial and underwriting departments will work together to establish an accurate pricing model for these purposes.

        In addition, we will have available for our use the historical loss experience of St. Paul Re to assist us in pricing individual treaties and overall lines of business. We believe that this information provides us with a significant benefit in the underwriting of future contracts and in the renewal thereof. We expect to maintain the normal maximum program limits described under "—Marketing" above. We will also attempt to distribute our exposure across a range of attachment points, or the amount of claims that have to be borne by the ceding insurer before our reinsurance coverage applies. Attachment points will vary and will be based upon an assessment of the ceding insurer's market share of property perils in any given geographic zone to which the contract relates, as well as the capital needs of the ceding insurer.

        Before we review any program proposal, we intend to consider the appropriateness of the cedent, including the quality of its management and its capital and risk management strategy. In addition, we intend to require that each proposed reinsurance program include information on the nature of the perils to be included and detailed aggregate information as to the location or locations of the risks covered under the catastrophe contract. We would also expect to request information on the cedent's loss history for the perils being reinsured, together with relevant underwriting considerations, which would impact exposures to catastrophe reinsurers. We expect to first evaluate exposures on new programs in light of the overall zone limits in any given catastrophe zone, together with program limits and contract limits, to ensure a balanced and disciplined underwriting approach. If the program meets all these initial underwriting criteria, we expect to then evaluate the proposal in terms of its risk/reward profile to assess the adequacy of the proposed pricing and its potential impact on our overall return on capital.

        We will extensively use sophisticated modeling and other technology in our underwriting techniques. Each submission received is registered on the reinsurance data system we use for both underwriting and aggregate control purposes. This system enables both management and underwriters to have on-line information regarding both individual exposures and zonal aggregate concentrations. All submissions are recorded to determine and monitor their status as being pending, authorized, or bound.

        We plan to extensively use sophisticated modeling and other technology in our underwriting process. Each submission received is registered on the reinsurance data system we use for both underwriting and aggregate control purposes. This system will enable both management and underwriters to have on-line information regarding both individual exposures and zonal aggregate concentrations. We expect that submissions will be recorded to determine and monitor their status as being pending, authorized, or bound.

        In addition to the reinsurance data system, we expect to use computer modeling to measure and estimate loss exposure under both simulated and actual loss scenarios and in comparing exposure portfolios to both single and multiple events. We expect to contract Applied Insurance Research for the use of Cattrader, EQE for the use of Equecat and we also use RMS as part of our modeling approach. We expect to take an active role in the evaluation of these commercial catastrophe pricing models, providing feedback to the modeling companies to improve the efficiencies of these models. These computer-based loss modeling systems utilize A.M. Best's data and direct exposure information obtained from our clients to assess each client's catastrophe management approach and adequacy of their program's protection. We believe that modeling is a very important part of the underwriting criteria for catastrophe exposure pricing. We expect to apply proprietary analysis of the catastrophe exposure to supplement the model output in certain territories. The majority of our expected client base also use one or more of the various modeling consulting firms in their exposure management analysis. In addition, we intend to sometimes perform or contract for additional modeling analysis when reviewing our global commitments. The combination of reinsurance system information, together with the various commercial models we expect to employ will enable us to monitor and control our acceptance of exposure on a global basis. We also intend to use proprietary risk modeling systems to measure expected losses for perils other than hurricane and earthquake and that include allowances for expenses and profit in pricing.

        We intend to establish a procedure for underwriting control to ensure that all acceptances are made in accordance with our underwriting policy and aggregate control. We expect that each underwriting individual is given an underwriting authority, limits above which must be submitted for approval to the chief underwriting officer.

        Generally, about 50% of premiums we write each year are expected to be for contracts which have effective dates in January, about 20% in April, about 10% in July and the remainder at other times throughout the year. Premiums are generally due in installments over the contract term, with each installment generally received within 30 days after the due date.

Geographic Diversification

        We will seek, based on the location of the risk, to diversify our exposure across geographic zones around the world in order to obtain a favorable spread of risk. We will attempt to limit the coverage we provide for risks located in particular zones, so as to maintain our aggregate loss exposure from all contracts covering risks believed to be located in that zone, to a predetermined level. We will monitor concentrations of risk in any particular geographic area, and seek to avoid accumulations of property risks located in areas considered to have a higher probability of natural catastrophes, such as the West Coast states, the Gulf Coast and Southeastern United States, as well as the Caribbean, Japan, Northern Europe and other exposed international territories.

        We expect to establish the predetermined levels referred to in the prior paragraph annually on the basis of, and as a proportion of, shareholders' equity. If a proposed reinsurance program would cause the limit then in effect to be exceeded, we would expect to decline the program, regardless of its desirability, unless we utilize retrocessional coverage, thereby reducing the net aggregate exposure to the maximum limit permitted, or less. If we were to suffer a net financial loss in any fiscal year, thus reducing shareholders' equity, we would attempt to reduce the limits per zone in the following year, with the possible effect that we would thereafter reduce existing business in a zone exceeding such limit.

        We intend to track our catastrophe exposures in all significant countries around the world. We intend to maintain a database of our exposures in each country and to conservatively estimate our probable maximum loss in each country for the perils to which that country is subject (e.g. earthquakes, hurricanes, and floods.) We expect to base our estimates on catastrophe models and underwriting assessments. In addition, we expect to use catastrophe modeling to review exposures on events that cross country borders such as wind events that may affect the Caribbean and Florida or the U.K. and Continental Europe. The largest exposures are expected to be in the U.S. for earthquake and hurricane, in the U.K. for flood and wind, and Japan for earthquake and wind.

        We recognize that events may affect more than one zone, and to the extent we intend to accept reinsurance from a ceding insurer with a loss exposure in more than one zone, we intend to consider such potential loss in testing its limits in all such affected zones. For example, a program with worldwide exposure may be subject to limits in the North America zones as well as other zones around the world, as applicable. This results in very substantial "double-counting" of exposures in determining utilization of an aggregate within a given zone. Consequently, the total sum insured may be less than the sums of utilized aggregates for all of the zones.

        In addition to geographic zones, we expect to seek to limit our overall exposure to risk by pursuing a disciplined underwriting strategy which will limit the amount of reinsurance we will supply in accordance with a particular program or contract so as to achieve diversification within and across geographical zones. Commencing January 2002, Predecessor has maintained normal maximum program limits of $5 million on risk programs, $6 million on casualty clash programs and $20 million on property catastrophe programs. In a small number of instances, we may exceed these limits.

Retrocessional Reinsurance

        We expect to obtain corporate aggregate excess of loss retrocessional reinsurance under Predecessor's Excess-of-Loss Treaty or replacements thereof to, among other things, reduce volatility in general, and to protect us from loss from large numbers of catastrophic events in a single year, or a single large catastrophe loss. We also expect to obtain retrocessional coverage to increase our capacity offered on individual reinsurance programs, and to reduce exposure in peak catastrophe zones. We may purchase further retrocessional coverage on an opportunistic basis.

        Platinum US and Platinum UK expect to reinsure 70% of their reinsurance business with Platinum Bermuda following July 31, 2002.

Claims Administration

        We expect that individual claims will initially be monitored and managed by our claims department. At this level, the responsibilities of the claims department will include reviewing initial loss reports, monitoring claims handling activities of clients, requesting additional information where appropriate, establishing initial case reserves and approving payment of individual claims. We expect that authority for payment and establishing reserves will always be established in levels, depending upon rank and experience.

        In addition to managing reported claims and conferring with ceding companies on claims matters, we expect that our claims departments will conduct periodic audits of specific claims and the overall claims procedures of our clients at the offices of ceding companies. We expect to rely on our ability to monitor effectively the claims handling and claims reserving practices of ceding companies in order to establish the proper reinsurance premium for reinsurance agreements and to establish proper loss reserves. Moreover, prior to accepting certain risks, we expect that underwriters will often request that our claims department conduct pre-underwriting claims audits of prospective ceding companies. Through these audits, we intend to attempt to evaluate the ceding company's claims-handling practices, including the organization of their claims department, their fact-finding and investigation techniques, their loss notifications, the adequacy of their reserves, their negotiation and settlement practices and their adherence to claims-handling guidelines. Following these audits, we expect that our claims department will provide feedback to the ceding company, including an assessment of the claims operation and, if appropriate, recommendations regarding procedures, processing and personnel.

Reserves

        We are required by applicable insurance laws and regulations and U.S. GAAP to establish reserves for payment of losses and loss adjustment expenses that will arise from our products. These reserves will be balance sheet liabilities representing estimates of future amounts required to pay losses and loss adjustment expenses for insured claims which have occurred at or before the balance sheet date, whether already known to us or not yet reported. Significant periods of time can elapse between the occurrence of an insured claim, its reporting by the insured to the primary insurance company and from the insurance company to its reinsurance company. Loss reserves fall into two categories: reserves for reported losses and loss adjustment expenses and reserves for incurred but not reported, or IBNR, losses and loss adjustment expenses.

        Upon receipt of a notice of claim from a ceding company, we will establish a case reserve for the estimated amount of the ultimate settlement. Case reserves are usually based upon the amount of reserves reported by the primary insurance company and may subsequently be supplemented or reduced as deemed necessary by our claims department. We will also establish reserves for loss amounts incurred but not yet reported, including expected development of reported claims. These IBNR reserves will include estimated legal and other loss adjustment expenses. We will calculate IBNR reserves by using generally accepted actuarial techniques. We will utilize actuarial tools that rely on historical and pricing information and statistical models as well as our pricing analyses. We will revise these reserves for losses and loss adjustment expenses as additional information becomes available and as claims are reported and paid.

        Loss reserves will represent our estimates, at a given point in time, of the ultimate settlement and administration costs of claims incurred, and it is possible that the ultimate liability may exceed or be less than such estimates. Such estimates will not be precise because, among other things, they are based on predictions of future developments and estimates of future trends in claim severity and frequency and other variable factors such as inflation and currency exchange rates. During the claim settlement period, it will often become necessary to refine and adjust the estimates of liability on a claim either upward or downward, and any such adjustment would affect our results of operations in the period when the adjustment is determined. Even after such adjustments, ultimate liability may materially exceed or be less than the revised estimates. In contrast to casualty losses, which frequently can be determined only through lengthy, unpredictable litigation, property losses tend to be reported promptly and settled within a shorter period of time.

        Our estimates of reserves from reported and unreported losses and related reinsurance recoverable assets will be reviewed and updated. Adjustments resulting from changes in our estimates will be reflected in current income. The analysis relies upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis to estimate our current loss and loss adjustment expense liabilities. Because estimation of loss reserves is an inherently uncertain process, quantitative techniques frequently have to be supplemented by professional and managerial judgment. In addition, trends that have affected development of reserves in the past may not necessarily occur or affect reserve development to the same degree in the future.

        The uncertainty inherent in loss estimation is particularly pronounced for long-tail lines such as umbrella, general and professional liability and automotive casualty, where information, such as required medical treatment and costs for bodily injury claims, will only emerge over time. In the overall reserve setting process, provisions for economic inflation and changes in the social and legal environment are considered. The uncertainty inherent in the reserving process for primary insurance companies is even greater for the reinsurer. This is because of, but not limited to, the time lag inherent in reporting information from the insurer to the reinsurer and differing reserving practices among ceding companies. As a result, actual losses and loss adjustment expenses may deviate, perhaps materially, from expected ultimate costs reflected in our current reserves.

        In setting reserves, we expect to utilize the same integrated, multi-disciplinary approach that we expect to use to establish our reinsurance prices. We expect that, after an initial analysis by members of our actuarial staff, preliminary results will be shared with appropriate underwriters, pricing actuaries, claims and finance professionals and, as appropriate, senior management. Final actuarial recommendations will incorporate feedback from these professionals. To the extent reserves prove to be insufficient to cover actual losses and loss adjustment expenses after taking into account available retrocessional coverage, we would have to augment such reserves and incur a charge to earnings in the period during which such reserves are augmented that could be material.

        Under U.S. GAAP, we will not be permitted to establish loss reserves until the occurrence of an event which may give rise to a loss. Once such an event occurs, we will establish reserves based upon estimates of total losses incurred by the ceding insurers as a result of the event and our estimate of the portion of such loss we have reinsured. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future catastrophic events can be expected to require the establishment of substantial reserves from time to time. Our reserves will be adjusted as we receive notices of claims and proofs of loss from reinsureds and as estimates of severity of damages and our share of the total loss are revised.

        Generally, reserves are established without regard to whether we may subsequently contest the loss. We expect our policy to be to establish reserves for reported losses based upon reports received from ceding companies, supplemented by our reserve estimates.

Investments

        General Guidelines.    We intend to develop investment guidelines for the management of our investment portfolio by St. Paul, certain affiliates of St. Paul or third party investment managers. Although these guidelines are expected to stress diversification of risk, preservation of capital and market liquidity, investments will be subject to market-wide risks and fluctuations, as well as risks inherent in particular securities. The primary objective of the portfolio, to be set forth in the guidelines, will be to maximize investment returns consistent with appropriate safety, diversification, tax and regulatory considerations and to provide sufficient liquidity to enable us to meet our obligations on a timely basis. These guidelines will be subject to oversight and change at the discretion of the Company's Board of Directors.

        Our investment strategy will take into consideration the risks inherent in property catastrophe and other reinsurance. For this reason management expects that our investment policy will be conservative with a strong emphasis on high quality, fixed maturity investments. We expect that the guidelines will include limitations with respect to the maximum effective maturity. The duration of the portfolio will vary according to decisions taken by the investment advisors on the outlook for interest rate movements, subject to limitations set forth in the guidelines. The duration limitations set forth in the guidelines are expected to take into consideration the estimated duration of the reinsurance liabilities in the business.

        Initially, we expect to invest only in investment grade securities. We do not currently intend to invest any of its portfolio in equity securities, although we may do so in the future. We do not intend to invest in real estate or other classes of alternative investments. The guidelines will contain restrictions and limitations designed to provide diversification across the portfolio, including limitations on the portion of the portfolio that may be invested in the securities of any single issue or issuer, with the exception of sovereign governments or agencies, including supernational agencies, with prescribed minimum ratings. Our investment managers may be instructed to invest some of the investment portfolio in currencies other than U.S. dollars based upon the business we anticipate writing, the exposures and loss reserves on our books, or regulatory requirements. Management expects that the investment guidelines will provide that financial futures and options and foreign exchange contracts may not be used in a speculative manner but may be used, subject to certain numerical restrictions set by the Board of Directors, only as part of a defensive strategy to protect the market value of investments.

        Investment Agreements.    We intend to enter into several investment management agreements, effective upon consummation of the Public Offering, with St. Paul (or an affiliate of St. Paul) pursuant to which St. Paul (or its affiliate, as applicable) will provide specific investment management services and investment administrative services to Platinum Holdings, Platinum US, Platinum UK and Platinum Bermuda in return for an annual fee based on the total assets managed, calculated and payable quarterly based on the average value of assets under management per period. The agreements may be terminated by either party on 30 days' notice. The Company intends to utilize these investment management services during a transitional period during which it will evaluate alternative third-party investment managers.

        Valuation of Fixed Income Portfolio.    We expect to classify our entire fixed income portfolio as available-for-sale. All of our fixed income securities will be carried at their estimated fair value, with the difference between amortized cost and the fair value, net of any deferred taxes, to be charged or credited directly to our shareholders' equity. We will calculate the fair value based on quoted market prices, as reported by reputable market data providers such as Bloomberg, Reuters or Telerate. If quoted market prices are not available, fair values will be estimated either based on values obtained from independent pricing services or on a cash flow estimate. Cash equivalents and short-term investments will be carried at cost, which we expect will approximate fair value. Realized gains and losses on disposal of investments will be determined based upon specific identification of the cost of investments sold and will be recorded in our statements of operations. We will monitor the unrealized difference between the cost and the estimated fair value of the securities in our portfolio. If the value of any of our investments declines in a manner that we believe is other than temporary, we will write down that investment and will record a realized loss on our statement of operations.

        Insurance company investments must comply with applicable laws and regulations which prescribe the kind, quality and concentration of investments. In general, these laws and regulations permit investments, within specified limits and subject to some qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common equity securities, mortgage loans, real estate and some other investments.

Competition

        The property and casualty reinsurance industry is highly competitive and, except for regulatory considerations, there are relatively few barriers to entry. We will compete with insurers and reinsurers worldwide, many of which have greater financial, marketing and management resources than ours. Some or our competitors are large financial institutions who have reinsurance divisions, while others are specialty reinsurance companies. Our principal competitors vary by type of business. Bermuda-based reinsurers are significant competitors on property catastrophe business. Lloyd's syndicates are significant competitors on marine. On international business, the large European reinsurers are significant competitors. Large U.S. direct reinsurers, as well as lead U.S.-based broker market reinsurers, are significant competitors on U.S. casualty business. On an overall basis, our most significant competitors are General Re, Munich Re, Swiss Re, Employers Re, Lloyds, XL Capital, ACE, Transatlantic Holdings, Converium Holding, Everest Re, and Renaissance Re.

        Recently, several individuals and companies in the reinsurance industry have established new, well-capitalized Bermuda-based reinsurers to benefit from improved market conditions following the September 11, 2001 terrorist attack, and several existing competitors have raised additional capital or have announced plans to do so. Many of the reinsurers who have entered the reinsurance markets have or could have more capital than we will have. In addition, there may be established companies or new companies of which we are not aware that may be planning to commit capital to this market. Competition in the types of reinsurance business that we underwrite is based on many factors, including premium charges and other terms and conditions offered, services provided, ratings assigned by independent rating agencies, speed of claims payment, claims experience, perceived financial strength and experience and reputation of the reinsurer in the line of reinsurance to be written. The full effect of this additional capital on the reinsurance market may not be known for some time. No assurance can be given as to what impact this additional capital will ultimately have on terms or conditions of the reinsurance contracts of the types written by us.

        The reinsurance industry is highly concentrated. We estimate that, based on 2000 net premiums written, the four largest reinsurers currently have a market share of approximately 49%, and the next ten largest property and casualty reinsurers currently have a market share of approximately 30%. Reinsurance companies have sought in recent years to expand their existing markets, obtain critical mass in new markets, including life reinsurance, and further diversify risk. At the same time, consolidation in the worldwide insurance industry has created a smaller group of large ceding companies that are retaining an increasing proportion of their business.

        We are aware of a number of initiatives by traditional as well as new capital market participants to produce alternative products (such as reinsurance securitizations, catastrophe bonds and various derivatives such as swaps) that may compete with certain types of reinsurance, such as property catastrophe. Over time, these numerous initiatives could significantly affect supply, pricing and competition in our industry.

Ratings

        Best's is generally considered to be a significant rating agency with respect to the evaluation of insurance and reinsurance companies. Best's ratings are based on a quantitative evaluation of performance with respect to profitability, leverage and liquidity and a qualitative evaluation of spread of risk, reinsurance program, investments, reserves and management. Insurance ratings are used by insurers and reinsurance intermediaries as an important means of assessing the financial strength and quality of reinsurers. In addition, a ceding company's own rating may be adversely affected by the lack of a rating of its reinsurer. Therefore, the lack of a rating may dissuade a ceding company from reinsuring with us and may influence a ceding company to reinsure with a competitor of ours that has an insurance rating.

        We are not yet rated by Best's or by any other insurance rating agency. We are seeking a Best's rating of not less than "A-", which we believe to be critical to our competitiveness. Failure to obtain such a rating, or, assuming we do obtain such a rating, any future rating downgrade, would have a material adverse effect on our ability to compete in a large portion of the property reinsurance market in which we will operate. See "—Competition".

Employees

        Currently, we employ Jerome T. Fadden, our President and Chief Executive Officer. None of our employees is expected to be subject to collective bargaining agreements. We expect to offer employment to approximately 180 employees of St. Paul Re from a total of 410 employees who were employed by St. Paul Re as of January 1, 2001.

        We will seek work permits for Jerome T. Fadden and other employees of Platinum Holdings, as well as all employees of Platinum Bermuda who are not Bermuda citizens, from Bermuda authorities on a temporary basis prior to the completion of this Public Offering and on a long-term basis thereafter. Permits obtained will expire at various times over the next several years. We have no reason to believe that these permits would not be extended upon request at their respective expirations. However, new regulations enacted by the Minister of Labour and Home Affairs in Bermuda have imposed limitations on the number of times permits for non-key employees are renewed, to a maximum of six years.

Subsidiaries

        Platinum US, Platinum UK and Platinum Bermuda are wholly-owned operating subsidiaries of Platinum Holdings. Platinum US was formed as a Maryland company in 1995, Platinum UK was formed as a U.K. company on April 10, 2002, and Platinum Bermuda was formed as a Bermuda company on April 19, 2002. We own Platinum US and Platinum UK through Platinum Ireland, our wholly-owned intermediate holding subsidiary. Platinum Ireland was formed as an Ireland company on              , 2002. Platinum Holdings will enter into a Capital Support Agreement for the benefit of each of our operating company subsidiaries pursuant to which we will make capital contributions to those subsidiaries to assure that, at all times, those subsidiaries will have adequate capital surplus to meet their respective obligations under their reinsurance or retrocession agreements.

Our Facilities

        Platinum Holding's registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. We expect to enter into a lease agreement with respect to approximately            square feet of office space in Bermuda. We will sublet a portion of the office space at that location to Platinum Bermuda for use as its principal offices.

        The principal offices of Platinum US will be located at 195 Broadway, New York, New York, where Platinum US will sub-lease from St. Paul approximately 120,000 square feet of office space. The term of the lease ends January 1, 2003.

        Platinum US will enter into sub-lease agreements with St. Paul with respect to approximately 4,000 square feet of office space in Chicago and 6,300 square feet of office space in Miami. The terms of these leases will end in 2005 and 2006, respectively.

        The registered office of Platinum Ireland is located at 25/28 North Wall Quay, Dublin 1, Ireland.

Legal Proceedings

        In the normal course of business, we may become involved in various claims and legal proceedings. We are not currently aware of any pending or threatened material litigation.

Regulation

  General

        The business of reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Reinsurers are generally subject to less direct regulation than primary insurers. In Bermuda, we operate under relatively less intensive regulatory regimes. However, in the United States and in the United Kingdom licensed reinsurers must comply with financial supervision standards comparable to those governing primary insurers. Accordingly, Platinum US and Platinum UK are subject to extensive regulation under applicable statutes. In the United States, those statutes delegate regulatory, supervisory and administrative powers to state insurance commissioners.

  Potential Legislative and Industry Changes

        We are aware of a number of new, proposed or potential legislative or industry changes that may impact upon the worldwide demand for reinsurance.

  •
  Following the September 11, 2001 terrorist attack, various proposed legislation was introduced in the U.S. Congress designed to ensure the availability of insurance coverage for terrorist acts. Legislation has been adopted in the U.S. House of Representatives designed, among other things, to provide federal government loans over a short-term period to commercial insurers and reinsurers for funding losses arising from terrorist acts against U.S. properties, which loans would be repaid through industry assessments and, if losses exceed a threshold, policyholder assessments. Alternative proposed legislation has been introduced in the U.S. Senate, including legislation providing for the direct payment by the U.S. government for losses arising from terrorist acts to the insureds of insurers who continue to write such coverage, legislation which would provide direct government assistance to insurers and legislation which would require insurers to write coverage for terrorist acts and establish a mandatory reinsurance pool. This legislation may also provide insurance and reinsurance capacity in the markets and to the customers we expect to target and regulate the terms of insurance and reinsurance capacity and reinsurance policies in a manner which could materially adversely affect us, directly or indirectly, by requiring coverage for terrorist acts to be offered by insurers and/or reinsurers, benefiting our competitors, reducing the demand for reinsurance or benefiting insurers as compared to reinsurers such as us, providing sources of liquidity to U.S.-based companies, or disproportionately benefiting U.S. or other foreign countries' companies over Bermuda-based companies such as ourselves. Legislation may be introduced in other jurisdictions.
  •
  Over the last few years capital markets participants, including exchanges and financial intermediaries, have developed financial products such as risk securitizations, intended to compete with traditional reinsurance. We are also aware of many potential initiatives by capital market participants to produce additional alternative products that may compete with the existing catastrophe reinsurance markets.

        We are unable to predict the extent to which the foregoing new, proposed or potential initiatives may affect the demand for our products or the risks which may be available for us to consider underwriting.

  Bermuda

        As a holding company, Platinum Holdings is not subject to Bermuda insurance regulations.

        The Insurance Act, which regulates the insurance business of Platinum Bermuda, provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Monetary Authority (the "Authority"), which is responsible for the day-to-day supervision of insurers. Under the Insurance Act, insurance business includes reinsurance business. The Authority, in deciding whether to grant registration, has broad discretion to act as the Authority thinks fit in the public interest. The Authority is required by the Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the Authority may impose from time to time.

        An Insurance Advisory Committee appointed by the Bermuda Minister of Finance advises the Authority on matters connected with the discharge of the Authority's functions and sub-committees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures. The day-to-day supervision of insurers is the responsibility of the Bermuda Registrar of Companies.

        The Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants to the Authority powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.

        Classification of Insurers.    The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business with Class 4 insurers subject to the strictest regulation. Platinum Bermuda will be registered as a Class 4 insurer and is regulated as such under the Insurance Act.

        Cancellation of Insurer's Registration.    An insurer's registration may be canceled by the Authority on certain grounds specified in the Insurance Act, including failure of the insurer to comply with its obligations under the Insurance Act or if, in the opinion of the Authority, the insurer has not been carrying on business in accordance with sound insurance principles.

        Principal Representative.    An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, the principal office of Platinum Bermuda is at our principal executive offices in Bermuda, and Platinum Bermuda's principal representative will be our President and Chief Executive Officer. Without a reason acceptable to the Authority, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days' notice in writing to the Authority is given of the intention to do so. It is the duty of the principal representative, within 30 days of reaching the view that there is a likelihood of the insurer for which the principal representative acts becoming insolvent or that a reportable "event" has, to the principal representative's knowledge, occurred or is believed to have occurred, to make a report in writing to the Authority setting out all the particulars of the case that are available to the principal representative. Examples of such a reportable "event" include failure by the insurer to comply substantially with a condition imposed upon the insurer by the Authority relating to a solvency margin or liquidity or other ratio.

        Independent Approved Auditor.    Every registered insurer must appoint an independent auditor who will annually audit and report on the statutory financial statements and the statutory financial return of the insurer, both of which, in the case of Platinum Bermuda, are required to be filed annually with the Authority. The independent auditor of Platinum Bermuda must be approved by the Authority and may be the same person or firm which audits Platinum Bermuda's financial statements and reports for presentation to its shareholders.

        Loss Reserve Specialist.    As a registered Class 4 insurer, Platinum Bermuda will be required to submit an opinion of its approved loss reserve specialist with its statutory financial return in respect of its loss and loss expense provisions. The loss reserve specialist, who will normally be a qualified casualty actuary, must be approved by the Authority.

        Statutory Financial Statements.    An insurer must prepare annual statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of such statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with U.S. GAAP and are distinct from the financial statements prepared for presentation to the insurer's shareholders under the Bermuda Companies Act 1981 (the "Companies Act"), which financial statements will be prepared in accordance with U.S. GAAP. Platinum Bermuda, as a general business insurer, will be required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return do not form part of the public records maintained by the Authority.

        Annual Statutory Financial Return.    Platinum Bermuda is required to file with the Authority a statutory financial return no later than four months after its financial year end (unless specifically extended). The statutory financial return for an insurer includes, among other matters, a report of the approved independent auditor on the statutory financial statements of such insurer, solvency certificates, the statutory financial statements themselves, the opinion of the loss reserve specialist and a schedule of reinsurance ceded. The solvency certificates must be signed by the principal representative and at least two directors of the insurer who are required to certify, among other matters, whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The independent approved auditor is required to state whether in its opinion it was reasonable for the directors to so certify. Where an insurer's accounts have been audited for any purpose other than compliance with the Insurance Act, a statement to that effect must be filed with the statutory financial return.

        Minimum Solvency Margin and Restrictions on Dividends and Distributions.    Under the Insurance Act, the value of the general business assets of a Class 4 insurer, such as Platinum Bermuda, must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. Platinum Bermuda:

(1)
is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

(A)
$100,000,000;

(B)
50% of net premiums written (being gross premiums written less any premiums ceded by Platinum Bermuda, but Platinum Bermuda may not deduct more than 25% of gross premiums when computing net premiums written); and

(C)
15% of loss and other insurance reserves;

(2)
is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio (and if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Platinum Bermuda is prohibited, without the approval of the Authority, from declaring or paying any dividends during the next financial year);

(3)
is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year's statutory balance sheet) unless it files with the Authority (at least 7 days before payment of such dividends) an affidavit stating that it will continue to meet the required margins;

(4)
is prohibited, without the approval of the Authority, from reducing by 15% or more its total statutory capital as set out in its previous year's financial statements, and any application for such approval must include an affidavit stating that it will continue to meet the required margins; and

(5)
is required, at any time it fails to meet its solvency margin, within 30 days (45 days where total statutory capital and surplus falls to $75 million or less) after becoming aware of that failure or having reason to believe that such failure has occurred, to file with the Authority a written report containing certain information.

        Additionally, under the Bermuda Companies Act 1981, Platinum Holdings and Platinum Bermuda may declare or pay a dividend only if, among other things, Platinum Holdings has reasonable grounds for believing that Platinum Holdings or Platinum Bermuda are, or would after the payment be, able to pay their respective liabilities as they become due.

        Minimum Liquidity Ratio.    The Insurance Act provides a minimum liquidity ratio for general business insurers. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable. There are certain categories of assets which, unless specifically permitted by the Authority, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities (by interpretation, those not specifically defined).

        Supervision, Investigation and Intervention.    The Authority may appoint an inspector with extensive powers to investigate the affairs of an insurer if the Authority believes that an investigation is required in the interest of the insurer's policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the Authority, the Authority may direct an insurer to produce documents or information relating to matters connected with the insurer's business.

        If it appears to the Authority that there is a risk of the insurer becoming insolvent, or that it is in breach of the Insurance Act or any conditions imposed upon its registration, the Authority may, among other things, direct the insurer (1) not to take on any new insurance business, (2) not to vary any insurance contract if the effect would be to increase the insurer's liabilities, (3) not to make certain investments, (4) to realize certain investments, (5) to maintain in, or transfer to the custody of, a specified bank, certain assets, (6) not to declare or pay any dividends or other distributions or to restrict the making of such payments and/or (7) to limit its premium income.

        Disclosure of Information.    In addition to powers under the Insurance Act to investigate the affairs of an insurer, the Authority may require certain information from an insurer (or certain other persons) to be produced to him. Further, the Authority has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the Authority must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the Supervisor must consider whether to co-operate is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

        Certain Other Considerations.    Platinum Holdings and Platinum Bermuda will each also need to comply with the provisions of the Companies Act regulating the payment of dividends and making of distributions from contributed surplus. A company is prohibited from declaring or paying a dividend, or making a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due, or (b) the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

        Although Platinum Bermuda is incorporated in Bermuda, it is classified as non-resident of Bermuda for exchange control purposes by the Authority. Pursuant to its non-resident status, Platinum Bermuda may hold any currency other than Bermuda Dollars and convert that currency into any other currency (other than Bermuda Dollars) without restriction.

        As "exempted" companies, Platinum Holdings and Platinum Bermuda may not, without the express authorization of the Bermuda legislature or under a license granted by the Minister of Finance, participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years); (2) the taking of mortgages on land in Bermuda in excess of $50,000; or (3) the carrying on of business of any kind for which it is not licensed in Bermuda, except in certain limited circumstances such as doing business with another exempted undertaking in furtherance of our business or Platinum Bermuda's business (as the case may be) carried on outside Bermuda. Platinum Bermuda will be a licensed reinsurer in Bermuda, and so may carry on activities in Bermuda that are related to and in support of its reinsurance business.

        The Bermuda government actively encourages foreign investment in "exempted" entities like Platinum Holdings that are based in Bermuda, but do not operate in competition with local businesses. As well as having no restrictions on the degree of foreign ownership, Platinum Holdings and Platinum Bermuda are not currently subject to taxes on income or dividends or to any foreign exchange controls in Bermuda. In addition, there currently is no capital gains tax in Bermuda.

        Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate governmental authority. Such permission may be granted or extended upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standards for the advertised position. None of our executive officers is a Bermudian, and all such officers will be working in Bermuda under work permits. The Bermuda government recently announced a new policy that places a six year term limit on individuals with work permits, subject to certain exemptions for key employees.

  U.S. Regulation

        Platinum US is organized and domiciled in the State of Maryland and licensed, authorized or accredited to write reinsurance in 21 states of the United States and is seeking licenses in eleven additional states. State insurance laws regulate many aspects of its reinsurance business and state insurance departments in the licensure states will supervise its insurance operations. Its principal insurance regulatory authority will be the Maryland Insurance Administration.

  U.S. Insurance Holding Company Regulation of Platinum Holdings

        As parent of Platinum US, Platinum Holdings will be subject to the insurance holding company laws of Maryland, where Platinum US is organized and domiciled. This law generally requires the insurance holding company and each insurance company directly or indirectly owned by the holding company to register with the insurance department in the insurance company's state of domicile and to furnish annually financial and other information about the operations of companies within the holding company system. Generally, all transactions affecting the insurers in the holding company system, including sales, loans, reinsurance agreements, service agreements and dividend payments, must be fair and, if material, require prior notice and approval or non-disapproval by the state's insurance department.

        The Insurance law of Maryland prevents any person from acquiring control of Platinum Holdings or of Platinum US unless that person has filed a notification with specified information with the Maryland Insurance Commissioner and has obtained his prior approval. Under the Maryland statute, acquiring 10% or more of the voting stock of an insurance company or its parent company is presumptively considered a change of control, although such presumption may be rebutted. Accordingly, any person who acquires, directly or indirectly, 10% or more of the voting securities of Platinum Holdings without the prior approval of the Maryland Insurance Commissioner will be in violation of this law and may be subject to injunctive action requiring the disposition or seizure of those securities by the Maryland Insurance Commissioner or prohibiting the voting of those securities and to other actions determined by the Maryland Insurance Commissioner. In addition, many U.S. state insurance laws require prior notification of state insurance departments of a change in control of a non-domiciliary insurance company doing business in that state. While these prenotification statutes do not authorize the state insurance departments to disapprove the change in control, they authorize regulatory action in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute a change in control of Platinum Holdings may require prior notification in those states that have adopted preacquisition notification laws.

        These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of Platinum Holdings, including through transactions, and in particular unsolicited transactions, that some or all of the shareholders of Platinum Holdings might consider to be desirable.

  State Insurance Regulation of Platinum US

        The terms and conditions of reinsurance agreements generally are not subject to regulation by any U.S. state insurance department with respect to rates or policy terms. This contrasts with primary insurance agreements, the rates and policy terms of which are generally closely regulated by state insurance departments. As a practical matter, however, the rates charged by primary insurers do have an effect on the rates that can be charged by reinsurers.

        State insurance authorities have broad administrative powers with respect to various aspects of the reinsurance business, including: licensing to transact business, admittance of assets to statutory surplus, regulating unfair trade and claims practices, establishing reserve requirements and solvency standards, and regulating investments and dividends. State insurance laws and regulations require Platinum US to file financial statements with insurance departments everywhere it is licensed or authorized to do or accredited to do business, and the operations of Platinum US are subject to examination by those departments at any time. Platinum US will prepare statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these departments. State insurance departments conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the National Association of Insurance Commissioners, or NAIC.

        Under Maryland insurance law, Platinum US may pay dividends out of surplus, provided it must provide the Maryland Insurance Commissioner with at least thirty days' prior notice before paying an "extraordinary dividend" or making an "extraordinary distribution". Extraordinary dividends and extraordinary distributions are dividends or distributions which, together with any other dividends and distributions paid during the immediately preceding twelve-month period, would exceed the lesser of

(1)
ten percent of Platinum US's statutory policyholders' surplus (as determined under statutory accounting principles) as of December 31 of the prior year; and

(2)
Platinum US's net investment income excluding realized capital gains (as determined under statutory accounting principles) for the twelve-month period ending on December 31 of the prior year, plus any amounts of net investment income (excluding realized capital gains) in the three preceding years which have not been distributed.

These statutory limitations are subject to change. Platinum US may not pay extraordinary dividends or make extraordinary distributions until either the thirty-day notice period has expired (without the Maryland Insurance Commissioner disapproving such payment) or the Maryland Insurance Commissioner has approved the payment within that period. Extraordinary dividends and extraordinary distributions may only be paid out of earned surplus.

        In addition, Platinum US must give ten days' prior notice to the Maryland Insurance Commissioner of its intention to pay any dividend or make any distribution other than an extraordinary dividend or extraordinary distribution. The Maryland Insurance Commissioner has the right to prevent payment of such a dividend or such a distribution if he determines, in his discretion, that after the payment thereof, Platinum US's policy holder surplus would be inadequate or could cause Platinum US to be in a hazardous financial condition.

        In order to enhance the regulation of insurers' solvency, the NAIC adopted a model law to implement risk-based capital requirements for life, health, and property and casualty insurance companies. Maryland has adopted the NAIC's model law. The RBC calculation, which regulators use to assess the sufficiency of an insurer's capital, measures the risk characteristics of a company's assets, liabilities and certain off-balance sheet items. RBC is calculated by applying factors to various asset, premium and liability items. Within a given risk category, these factors are higher for those items with greater underlying risk and lower for items with lower underlying risk. Insurers that have less statutory capital than the RBC calculation requires are considered to have inadequate capital and are subject to varying degrees of regulatory action depending upon the level of capital inadequacy. The RBC ratios of Platinum US are intended to be well above the ranges that would require any regulatory or corrective action.

        The NAIC assists state insurance supervisory officials in achieving insurance regulatory objectives, including the maintenance and improvement of state regulation. From time to time various regulatory and legislative changes have been proposed in the insurance industry, some of which could have an effect on reinsurers. The NAIC has instituted its Financial Regulatory Accreditation Standards Program ("FRASP") in response to federal initiatives to regulate the business of insurance. FRASP provides a set of standards designed to establish effective state regulation of the financial condition of insurance companies. Under FRASP, a state must adopt certain laws and regulations, institute required regulatory practices and procedures, and have adequate insurance department personnel to enforce such items in order to become an "accredited" state. The NAIC determines whether individual states should be accredited, and each state's accreditation is determined by the NAIC periodically. If a state is not accredited or loses its accreditation, accredited states are not able to accept certain financial examination reports of insurers prepared solely by the regulatory agency in such unaccredited state. The state of Maryland is currently accredited under FRASP.

  Operations of Platinum UK and Platinum Bermuda

        Platinum UK and Platinum Bermuda are not admitted to do business in the U.S. However, the insurance laws of each state of the United States and of many other countries regulate the sale of insurance and reinsurance within their jurisdictions by alien insurers and reinsurers such as Platinum UK and Platinum Bermuda, which are not admitted to do business within such jurisdictions. Such sale of insurance or reinsurance within a jurisdiction where the insurer is not admitted to do business is generally prohibited. We do not intend that Platinum Bermuda maintain an office or solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction other than Bermuda—or, in the case of Platinum UK, London—where the conduct of such activities would require Platinum UK and Platinum Bermuda to be so admitted.

        In addition to the regulatory requirements imposed by the jurisdictions in which they are licensed, reinsurers' business operations are affected by regulatory requirements in various states of the United States governing "credit for reinsurance" which are imposed on their ceding companies. In general, a ceding company which obtains reinsurance from a reinsurer that is licensed, accredited or approved by the jurisdiction or state in which the reinsurer files statutory financial statements is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the liability for unearned premiums and loss reserves and loss expense reserves ceded to the reinsurer. Platinum UK and Platinum Bermuda are not licensed, accredited or approved in any state in the U.S. The great majority of states, however, permit a credit to statutory surplus resulting from reinsurance obtained from a non-licensed or non-accredited reinsurer to be offset to the extent that the reinsurer provides a letter of credit or other acceptable security arrangement. A few states do not allow credit for reinsurance ceded to non-licensed reinsurers except in certain limited circumstances and others impose additional requirements that make it difficult to become accredited. Platinum UK and Platinum Bermuda are also subject to excise tax in the U.S. for U.S. business, and in certain other jurisdictions.

        We do not believe that Platinum UK and Platinum Bermuda are in violation of insurance laws of any jurisdiction in the U.S. There can be no assurance, however, that inquiries or challenges to Platinum UK's or Platinum Bermuda's reinsurance activities will not be raised in the future.

  U.K. Regulation

  General

        The framework for supervision of insurance companies in the U.K. is largely formed by EU Directives which are required to be implemented in member states through national legislation. Directives aim to harmonize insurance regulation and supervision throughout the EU by laying down minimum standards in key areas, and requiring member states to give mutual recognition to each other's standards of prudential supervision.

        On December 1, 2001, the FSA assumed its full powers and responsibilities under the Financial Services and Markets Act 2000 ("FSMA"). The FSA is now the single statutory regulator responsible for regulating deposit taking, insurance, investment and most other financial services business. It is a criminal offense for any person to carry on a regulated activity in the U.K. unless that person is authorized by the FSA or falls under an exemption.

        Insurance business (which includes reinsurance business) is authorized and supervised by the FSA. Insurance business in the U.K. is divided between two main categories: long-term insurance (which is primarily investment-related) and general insurance (for example, building and contents cover and motor (automobile) insurance). Under FSMA effecting or carrying out any contract of insurance, whether general or long-term, is a regulated activity requiring authorization.

        The FSA will have authorized Platinum UK to carry on its reinsurance activities in the U.K. pursuant to FSMA upon completion of the Public Offering.

  Supervision

        In its role as supervisor of insurance companies, the primary objective of the FSA is to fulfill its responsibilities under the FSMA regime relating to the safety and soundness of insurance companies with the aim of strengthening, but not guaranteeing, the protection of insureds. The FSA carries out this prudential supervision of insurance companies through the collection of information from statistical returns, through review of accountants' reports, by visits to insurance companies and through regular formal interviews.

        The FSA has adopted a risk-based approach to the supervision of insurance companies. Under this approach the FSA performs a formal risk assessment of every insurance company or group carrying on business in the U.K. during each supervisory period, which varies in length according to the risk profile of the insurer. The FSA performs the risk assessment by analyzing information which it receives during the normal course of its supervision, such as regular prudential returns on the financial position of the insurance company, or which it acquires through a series of meetings with senior management of the insurance company. After each risk assessment, the FSA will inform the insurer of its views on the insurer's risk profile. This will include details of any remedial action which the FSA requires and the likely consequences if this action is not taken.

  Solvency Requirements

        The Interim Prudential Sourcebook for Insurers requires that insurance companies maintain a margin of solvency at all times in respect of any general insurance undertaken by the insurance company, the calculation of which in any particular case depends on the type and amount of insurance business a company writes. The method of calculation of the solvency margin is set out in the Interim Prudential Sourcebook for Insurers, and for these purposes, an insurer's assets and its liabilities are subject to specific valuation rules set out in the Interim Prudential Sourcebook for Insurers. Failure to maintain the required solvency margin is one of the grounds on which wide powers of intervention conferred upon FSA may be exercised.

  Reporting Requirements

        U.K. insurance companies must prepare their financial statements under the Companies Act 1985 (as amended), which requires the filing with Companies House of audited financial statements and related reports. Under the Interim Prudential Sourcebook for Insurers, audited accounts must be filed with the FSA within 2 months and 15 days (or 3 months where the delivery of accounts is made electronically).

  Equalization Reserves

        Each insurance company writing property, aviation, marine, business interruption or nuclear insurance or reinsurance business is required by the Interim Prudential Sourcebook for Insurers to maintain an equalization reserve in respect of business written in the financial years ending on or after December 23, 1996 calculated in accordance with the provisions of the Interim Prudential Sourcebook for Insurers.

        Insurance companies writing credit insurance business must maintain equalization reserves calculated in accordance with certain provisions of the Interim Prudential Sourcebook for Insurers as related specifically to credit insurance business.

  Supervision of Management

        The FSA closely supervises the management of insurance companies through the approved persons regime, by which any appointment of persons to a position of significant influence within an authorized person must be approved by the FSA.

  Change of Control

        FSMA regulates the acquisition of "control" of any U.K. insurance company authorized under FSMA. Any company or individual that (together with its or his associates) directly or indirectly acquires 10% or more of the shares in the parent company of a U.K. authorized insurance company, or is entitled to exercise or control the exercise of 10% or more of the voting power in such a parent company, would be considered to have acquired "control" for the purposes of the relevant legislation, as would a person who had significant influence over the management of such parent company by virtue of his shareholding in it. A purchaser of more than 10% of the Common Shares would therefore be considered to have acquired "control" of our Platinum UK.

        Under FSMA, any person proposing to acquire "control" over a U.K. authorized insurance company must give prior notification to the FSA of his intention to do so. The FSA would then have three months to consider that person's application to acquire "control". In considering whether to approve such application, the FSA must be satisfied that both the acquirer is a fit and proper person to have such "control" and that the interests of consumers would not be threatened by such acquisition of "control". Failure to make the relevant prior application would constitute a criminal offense.

  Intervention and Enforcement

        The FSA has extensive powers to intervene in the affairs of an authorized person. FSMA imposes on the FSA statutory obligations to monitor compliance with the requirements imposed by FSMA, and to enforce the provisions of FSMA and its related secondary legislation. The FSA has power, among other things, to enforce—and take disciplinary measures in respect of—breaches of both the Interim Prudential Sourcebook for Insurers and breaches of the conduct of business rules generally applicable to authorized persons.

        FSMA permits the FSA to refer matters directly to its enforcement division in order to implement disciplinary or regulatory action, but more commonly enforcement action is preceded by the exercise of the FSA's interventionist supervisory powers.

        The FSA has a general power on giving notice to require information and documents from authorized persons that the FSA reasonably requires in connection with the exercise of its functions under the regulatory regime. The FSA also has two distinct statutory powers to appoint investigators.

        Under section 167 of FSMA, the FSA or the Secretary of State may appoint suitably competent persons to conduct an investigation on its behalf into the nature, conduct or state of the business of an authorized person, a particular aspect of that business or the ownership or control of an authorized person where there is general concern about an authorized person but the circumstances of the case do not suggest a specific breach or contravention of the regulatory regime.

        By contrast, under section 168 of FSMA, the FSA or the Secretary of State may order an investigation if there appear to be circumstances suggesting that certain specified breaches or offenses under the regulatory regime have occurred (for example, breach of the general prohibition on performing regulated activities without suitable permission or misconduct by an approved person). Investigators appointed under section 168 have significantly wider powers than investigators appointed under section 167.

        The FSA may also require an authorized person to provide a report prepared by certain skilled professionals to be approved by the FSA on any matter which the FSA has or could require the provision of documents.

        The FSA has many enforcement powers available to use against an authorized or approved person. These include public censure, unlimited fines and, in serious cases, the power to revoke or vary permission to carry on regulated activities or an individual's approval. A serious case is one involving, among other things, the failure of an authorized person to satisfy the threshold conditions or the FSA considering that an approved person is no longer fit and proper to perform the function in question. In addition, the FSA may revoke an authorized person's permission if it is necessary to protect the interests of consumers or potential consumers.

        The FSA has further powers to obtain injunctions against authorized persons and to impose or seek restitution orders where persons have suffered loss. Once the FSA has made a decision to take enforcement action (other than in the case of an application to the court for an injunction or restitution order) against an authorized or approved person, the person affected may refer the matter to the Financial Services Tribunal, a quasi-judicial entity staffed and operated independently of the FSA and administered by the Lord Chancellor's Department. Appeal from the Tribunal on a matter of law lies to the Court of Appeal provided that either the Tribunal or the Court of Appeal grants permission.

        Finally, the FSA is granted the power to prosecute criminal offenses arising under FSMA, and to prosecute insider dealing under Part V of the Criminal Justice Act 1993, and breaches of money laundering regulations. The FSA's stated policy is to pursue criminal prosecution in all appropriate cases.

  Ireland Regulations

        As a holding company, Platinum Ireland is not subject to Irish insurance regulation. Platinum Ireland will initially function as an investment and holding company. In the future, it may be used to carry out reinsurance activities in Ireland or the European Union outside of the United Kingdom, provided that the necessary regulatory approvals are first obtained.

MANAGEMENT

Our Directors

        Upon completion of the Public Offering, Platinum Holdings' Board of Directors will consist of seven members. We expect it will include the following persons:

Name	Age	Expected Position at Platinum Holdings	Other Directorships
Steven H. Newman		Chairman of the Board of Directors	HCC Insurance Holdings, Inc.
Jerome T. Fadden		President, Chief Executive Officer and Director
Jay S. Fishman		Director	The St. Paul Companies, Inc.; The John Nuveen Company

        Biographical information about the foregoing persons is as follows:

        Steven H. Newman was Chairman of the Board of Directors of Swiss Re America from May 2000 to October 2000, and Chairman of the Board and Chief Executive Officer of Underwriters Re Group from 1987 to 2000. Prior to joining Underwriters Re, Mr. Newman served as Executive Vice President and then President of the Home Insurance Company from 1984 to 1988, and Vice President and Casualty Actuary at American International Group from 1969 to 1983. Mr. Newman also served as Chairman of the Board of GCR Holdings, a Bermuda catastrophe insurer, from 1995 to 1997 and as a Director of Capital Re from 1995 to 1998. Mr. Newman currently is a consultant and an Advisory Director for HCC Insurance Holdings, a position he has held since November 2000. Mr. Newman has served as President of the Casualty Actuarial Society and Chairman of the Reinsurance Association of America. He has represented the United States at United Nations conferences dealing with international insurance and reinsurance issues.

        Jerome T. Fadden has been the Chief Executive Officer of St. Paul Re since March 2002. Prior to joining St. Paul Re, Mr. Fadden had been employed by UBS PaineWebber where he served as Chief Financial Officer from November 1999 through March 2001, and then Director of Strategic Development in the Office of the Chairman. Prior to joining UBS PaineWebber, Mr. Fadden was Executive Vice President and Chief Financial Officer of Equus Re, a start up reinsurance operation sponsored by Kemper Insurance. Mr. Fadden served as Executive Vice President and Chief Financial Officer of NAC Re Corp. from July 1996 through September 1998. Mr. Fadden served in a variety of senior management positions at The Travelers Group, including Treasurer as well as Chief Financial Officer of the property and casualty insurance unit of The Gulf Insurance Group.

        Jay S. Fishman has been the Chairman, Chief Executive Officer and President of The St. Paul Companies, Inc. since October 2001. Prior to that date, Mr. Fishman was employed as Chairman, President and Chief Executive Officer of The Travelers Insurance Group and as Chief Operating Officer—Finance and Risk of Citigroup, Inc. Mr. Fishman held various executive positions with Citigroup and its predecessor since 1989 and with Travelers since 1993.

  Number and Terms of Directors

        Upon consummation of the Public Offering our Board of Directors will consist of seven members, each of whose term of office will expire at the annual shareholders' meeting in 2003. Under our bye-laws, directors will be elected at each annual general meeting of shareholders, in each case by an ordinary resolution of the shareholders. Candidates for election will be nominated by the Board.

        Directors may take action by a majority of the votes cast at a duly called and held meeting at which a quorum is present. A majority of directors in office at any time, or such greater number as the shareholders may from time to time determine, constitutes a quorum for all purposes.

        The foregoing summarizes certain provisions of our bye-laws, which are subject to Bermuda law. See "Description of Our Common Shares".

  Committees of the Board of Directors

        Upon completion of the Public Offering, our Board of Directors will establish an Executive Committee, a Compensation Committee, an Audit Committee and a Finance and Investment Committee, each of which will report to the Board. The Executive Committee will consist of                          members and will have the authority to oversee our general business and affairs to the fullest extent permitted by Bermuda law. The Compensation Committee will consist of                          members and will have the authority to establish compensation policies and recommend compensation programs to the Board of Directors. The Audit Committee will consist of            members and will be responsible for meeting with our independent accountants regarding, among other issues, audits and adequacy of our accounting and control systems. The Finance and Investment Committee will consist of            members. The Finance and Investment Committee will be responsible for recommending asset allocations to the Board of Directors, approving the guidelines which provide standards to ensure portfolio liquidity and safety, and approving investment managers and custodians for portfolio assets.

Compensation of Directors

        The Company will compensate directors (other than any director who is an employee of the Company) in the amount of $            per year and an additional $            per meeting of the Board of Directors or any committee thereof, attended by such director.

  Share Unit Plan for Nonemployee Directors

        In connection with the public offering, the Company has adopted a Share Unit Plan for Nonemployee Directors (the "Directors Plan"). Under the Directors Plan,     % of all fees earned by a nonemployee director (including retainer fees, meeting fees and committee fees) during each calendar quarter are automatically converted into the number of "Share Units" that have a value at the end of such calendar quarter equal to the amount of such fees. Each Share Unit is a non-voting unit of measurement which is valued at the public trading price of the Common Shares. In addition to the    % mandatory deferral, each nonemployee director may elect to have up to a total of 100% of his directors' fees converted into Share Units, provided the election is made before the end of the calendar year prior to the year in which the fees are earned. A nonemployee director will receive distributions under the Directors Plan following the expiration of      calendar years following the year in which his fees were originally converted into Share Units, or following termination of his service on the Board of Directors, if earlier. Each distribution under the Directors Plan will be made, at the election of the director, either in cash or in Common Shares.

  Non-qualified Share Options for Nonemployee Directors

        Under the Company's 2002 Share Incentive Plan ("Share Incentive Plan"), an initial non-qualified share option grant covering            Common Shares will be granted to each of the nonemployee directors upon the completion of the Public Offering at a price not greater than the initial public offering price. Such options will have a         -year term and will vest in equal annual installments on each of the first                anniversaries of the date of grant, subject to accelerated vesting in the event of a "Change in Control" (as defined in the Share Incentive Plan). Following the

Public Offering, outside directors will be eligible to receive option grants under the Share Incentive Plan in the sole discretion of the Compensation Committee.

  Arrangements with the Chairman of the Board

        Mr. Newman has entered into a letter agreement with St. Paul (which will be assigned to Platinum Holdings upon completion of the Public Offering), pursuant to which he agreed to serve as Chairman of Platinum Holdings' Board of Directors upon completion of the Public Offering. As Chairman of the Board, he will be entitled to receive an annual fee of $            and a fee of $            for each meeting of the Board of Directors that he attends (not to exceed $            per year). Mr. Newman will receive a stock option grant to purchase up to             Common Shares immediately following the Public Offering at the initial public offering price. Such option will have a ten-year term and will vest in equal annual installments on each of the first three anniversaries of the date of grant. Under the agreement, Platinum Holdings will indemnify Mr. Newman, to the fullest extent permitted by law, if he is made or threatened to be made a party to a proceeding by reason of his being or having been a director of Platinum Holdings.

        Mr. Newman also has entered into a letter agreement with St. Paul (which will be assigned to Platinum US upon completion of the Public Offering), pursuant to which he will provide consulting services to Platinum US through March 2005 (which date may be automatically extended from year to year). During the consulting term, Mr. Newman will perform services as reasonably requested, including assisting with the establishment and development of the reinsurance business of Platinum US. During the consulting term, Mr. Newman will receive an annual consulting fee of $            and will be eligible to receive an annual incentive equal to $                                at target, and a maximum incentive equal to      % of target following the Public Offering; provided that he shall receive no later than February 28, 2003 a minimum incentive for calendar year 2002 of $            . The objectives for Mr. Newman's annual incentive following the Public Offering will be determined by the Compensation Committee of the Board of Directors of Platinum Holdings in consultation with Mr. Newman. On April    , 2002, Mr. Newman received a one-time incentive payment of $                                from St. Paul. Mr. Newman is subject to certain confidentiality, non-compete and non-solicitation provisions under the agreement. Mr. Newman's consulting services for Platinum US will be performed through SHN Enterprises, Inc., which he has established for estate planning purposes and of which he is the sole shareholder.

Our Executive Officers

        Upon commencement of our operations, we will have a new management team led by our president and chief executive officer, Jerome T. Fadden. Other executive officers will include newly hired executive officers and executive officers previously employed by St. Paul Re. St. Paul Re will pay the compensation due St. Paul Re employees who become Platinum executive officers for the period prior to the completion of the Public Offering and we will become responsible for paying such compensation thereafter; however, our executive compensation structure will vary from St. Paul Re's. The following information summarizes the employment arrangements applicable to our president and chief executive officer and our other executive officers, and a description of the incentive plans that we expect to be in place, upon completion of the Public Offering:

        Jerome T. Fadden. Mr. Fadden has an employment agreement with St. Paul for a five-year term that began March 4, 2002, subject to one year renewal terms thereafter. Upon the consummation of the Public Offering, St. Paul will assign all of its rights and obligations under the employment agreement to the Company. Assuming consummation of the Public Offering, Mr. Fadden will serve as our President and Chief Executive Officer following the Public Offering. Mr. Fadden will also serve as a member of our Board of Directors upon the consummation of the Public Offering. Mr. Fadden will receive a base salary of at least $                                following the

Public Offering, and he will be eligible to receive an annual target bonus of    % of base salary (and a maximum bonus of    % of base salary following the Public Offering). The objectives for Mr. Fadden's annual bonus will be determined by the Compensation Committee of the Board of Directors, in consultation with Mr. Fadden. On June 1, 2002, Mr. Fadden is expected to receive a sign-on bonus of $            from St. Paul. Mr. Fadden also received an initial grant of stock options to purchase up to                           shares of St. Paul common stock, which are subject to the terms of the St. Paul stock option plan and which vest in equal annual installments on the first four anniversaries of the date of grant. Upon the Public Offering, Mr. Fadden will forfeit such St. Paul stock options to the extent they are unvested and will receive a stock option grant to purchase up to             Common Shares immediately following the Public Offering at the initial public offering price. Such options will have a ten-year term and will vest in equal annual installments on each of the first three anniversaries of the date of grant.

        If Mr. Fadden's employment is terminated by us without "cause" or by Mr. Fadden for "good reason" (each as defined in the agreement), he will receive a payment equal to three times the sum of his base salary and the greater of his target bonus and his bonus for the preceding year, up to three years of medical and dental coverage and immediate vesting of all outstanding stock options. In addition, all outstanding stock options will remain exercisable for the lesser of five years and the remainder of their term. If Mr. Fadden's employment is terminated by us for cause or by Mr. Fadden other than for good reason, he will receive no further payments, compensation or benefits under the agreement (other than amounts accrued prior to termination of employment) and all vested options will remain exercisable for 30 days after termination. In the event his employment is terminated due to death or "disability" (as defined in the agreement), he will receive his base salary through the date of termination and an annual bonus (at target level), prorated through the date of termination. In addition, all outstanding stock options will immediately vest and will remain exercisable for three years, in the case of a disability termination, and one year, in the case of death. In the event Mr. Fadden's employment is terminated under circumstances described in the agreement within two years after a Change in Control of the Company (as defined in the agreement), Mr. Fadden will be entitled to certain severance benefits. In the event Mr. Fadden is subject to excise tax on any severance payments made to him under the agreement, we will make a gross-up payment to compensate him for such tax liability. Mr. Fadden is subject to certain confidentiality, non-compete and non-solicitation provisions under the agreement.

  Platinum 2002 Share Incentive Plan

        Platinum has adopted the 2002 Share Incentive Plan effective upon the Public Offering. The Plan provides for the grant of share options, share appreciation rights, share units and restricted shares. The material features of the Plan are summarized below.

        Purpose.    The purpose of the Plan is to advance the interests of the Company and its shareholders by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of the Company's operations is largely dependent. The Plan is also intended to further the align the interests of employees, officers and directors with those of the shareholders by promoting the ownership of Common Shares by these individuals.

        Reservation of Shares.    A total of            Common Shares are reserved for issuance under the Plan, which will be made available from authorized but unissued shares or from treasury shares. If any shares that are the subject of an award are not issued and cease to be issuable for any reason, these shares will no longer be charged against the maximum share limitations and may again be made subject to awards. In addition, the number of Common Shares exchanged by a participant as payment to the exercise price or tax withholding will be added to the share reserve. The maximum number of Common Shares that may be awarded and paid under share unit and restricted share awards shall be limited to             shares under the Plan. In the event of certain

corporate reorganizations, recapitalizations, or other specified corporate transactions affecting Platinum or the Common Shares, proportionate adjustments may be made to the number of shares available for grant, as well as the other maximum share limitations, under the Plan, and the number of shares and prices under outstanding awards.

        Administration.    The Plan will be administered by the Compensation Committee of the Board of Directors. It is expected that the Compensation Committee will be constituted so as to comply with the "non-employee director" requirements of Rule 16b-3 of the Securities Exchange Act of 1934 and the "outside director" requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Subject to the limitations set forth in the Plan, the Compensation Committee has the authority to determine the persons to whom awards are granted, the types of awards to be granted, the time at which awards will be granted, the number of shares, units or other rights subject to each award, the exercise, base or purchase price of an award, the time or times at which the award will become vested, exercisable or payable, and the duration of the award. The Compensation Committee will have the right, from time to time, to delegate to one or more officers of the Company the authority of the Committee to grant and determine the terms and conditions of awards, subject to certain limitations.

        Eligibility.    Awards under the Plan may be granted to any employee, officer, director, agent, consultant or other independent contractor of the Company or any of its subsidiaries. Recipients of awards will be selected from time to time by the Compensation Committee in its sole discretion.

        Share Options.    Share options granted under the Plan may be issued as either incentive options (within the meaning of Section 422 of the Code), or as non-qualified options. The exercise price of an option will be determined by the Compensation Committee, provided that the exercise price per share will not be less than the fair market value of a Common Share on the date of the grant of the option. The Compensation Committee will determine the vesting requirements and the term of exercise of each option, including the effect of termination of employment or service of a participant. The maximum term of a share option will be ten years from the date of grant. To exercise an option, the participant must pay the exercise price in cash or in Common Shares, or through a broker-assisted "cashless exercise", and must pay any required tax withholding amounts. Under the Code, the maximum value of Common Shares (determined at the time of grant) that may be subject to incentive options that become exercisable by an employee in any one year is limited to $100,000. The maximum number of Common Shares that may be covered under options granted to any individual in any calendar year is            shares.

        Share Appreciation Rights.    A share appreciation right may be granted either in tandem with an option or without a related option. A share appreciation right entitles the participant, upon exercise, to receive a payment based on the excess of the fair market value of a Common Share on the date of exercise over the base price of the right (which may not be less than the fair market value of a Common Share on the date of grant), multiplied by the number of shares as to which the right is being exercised. The maximum term of a share appreciation right will be ten years from the date of grant. No more than            Common Shares may be subject to share appreciation rights granted to any one participant during any calendar year. Share appreciation rights may be payable in cash or in Common Shares. Share appreciation rights may also be granted together with related dividend equivalent rights.

        Share Units.    An award of share units gives the participant the right to receive payment at the end of a vesting period based on the value of the Common Share at the time of vesting. Share units are subject to vesting requirements, restrictions and conditions to payment as the Compensation Committee determines are appropriate. Such vesting requirements may be based on the continued employment of the participant for a specified time period or on the attainment of specified business performance goals established by the Committee. Share unit awards are payable in cash or in Common Shares. Share units may also be granted together with related dividend equivalent rights.

        Restricted Share Awards. A restricted share award represents Common Shares that are issued subject to restrictions on transfer and vesting requirements as determined by the Compensation Committee. Vesting requirements may be based on the continued employment of the participant for specified time periods and on the attainment of specified business performance goals established by the Compensation Committee. Subject to the transfer and vesting restrictions of the award, the participant will have the rights of a shareholder of Platinum, including all voting and dividend rights, during the restriction period, unless the Committee determines otherwise at the time of the grant.

        Change In Control.    The Compensation Committee may, in an award agreement, provide for the effect of a change in control on an award. These provisions may include the acceleration of vesting of an award, the elimination or modification of performance or other conditions, the extension of the time for exercise, the acceleration of payment or cash settlement of an award or other adjustments that the Compensation Committee considers appropriate.

        Term; Amendment and Termination.    The term of the Plan is 10 years. The Board may terminate or amend the Plan at any time, subject to shareholder approval under certain circumstances provided in the Plan. However, no amendment of the Plan will adversely affect the rights under any previously granted award.

        In connection with the Public Offering, Mr. Fadden has been granted options to purchase              Common Shares. In addition, a total of        additional shares are subject to options granted to other employees and to nonemployee directors of the Company upon the Public Offering.

  Platinum Capital Accumulation Plan

        Platinum has adopted the Capital Accumulation Plan (the "CAP Plan"), effective upon the Public Offering. The CAP Plan provides for the payment of a portion of a participant's annual bonus compensation in the form of restricted shares or in share options. The material features of the CAP Plan are summarized below.

        Purpose.    The purpose of the CAP Plan is to advance the interests of the Company and its shareholders by attracting, retaining and motivating key personnel upon whose judgment, initiative and effort the successful conduct of the Company's operations is largely dependent. The CAP Plan is also intended to further the align the interests of officers and employees with those of the shareholders by promoting the ownership of Common Shares by these individuals.

        Reservation of Shares.    A total of        Common Shares are reserved for issuance under the CAP Plan, which will be made available from authorized but unissued shares or from treasury shares. If any shares that are the subject of an award are not issued and cease to be issuable for any reason, or are repurchased by the Company, these shares will no longer be charged against the maximum share limitations and may again be made subject to awards. In the event of certain corporate reorganizations, recapitalizations, or other specified corporate transactions affecting Platinum or the Common Shares, proportionate adjustments may be made to the number of shares available for grant and to outstanding awards.

        Administration.    The CAP Plan will be administered by the Compensation Committee of the Board of Directors. It is expected that the Committee will be constituted so as to comply with the "non-employee director" requirements of Rule 16b-3 of the Exchange Act and the "outside director" requirements of Section 162(m) of the Code. Subject to the limitations set forth in the CAP Plan, the Committee has the authority to determine which employees are eligible to participate in the CAP Plan, the percentage of bonus compensation subject to the CAP Plan, the method of determining the number of restricted shares or share options to be awarded, the vesting schedule of the share awards and the other terms and conditions of participation.

        Eligibility.    Awards under the CAP Plan may be granted to any officer or other employee of the Company and its subsidiaries with annual bonus compensation in excess of a threshold bonus level for the applicable year, as determined by the Committee ($          for 2002). Upon designation by the Committee, participation in the CAP Plan is generally mandatory, although the Committee may in certain circumstances make participation elective.

        Restricted Shares.    A portion of each participant's annual bonus compensation, determined in the discretion of the Committee (            % for 2002), will be paid in the form of restricted shares.

The price of the restricted shares for purposes of determining the number of shares to be issued is discounted    % from fair market value (as defined in the CAP Plan) or, at the discretion of the Committee, such other percentage as may be necessary to adequately reflect the impact of the restricted nature and potential forfeiture of the shares. The participant is not able to sell, pledge or otherwise dispose of the restricted shares, except by will or the laws of descent and distribution, for a period of two years, or such other period as may be determined as determined as the Committee. In the event that the participant is still an employee of the Company or its subsidiaries upon expiration of the restricted period, the participant shall obtain full dispositive power over his or her shares, including sale of such shares to the Company. The Committee may provide, in its discretion, that the restrictions on the restricted shares immediately lapse upon certain termination of the participant's employment or upon the death, disability or retirement of a participant.

        Share Options.    As an alternative to payment of compensation in the form of restricted shares, the Committee may in its discretion permit a participant to elect to receive up to one-third of his or her award in the form of a grant of non-qualified options. The Committee will determine the number of options to be awarded in lieu of each share of restricted shares, and may adjust the maximum percentage of restricted shares that may be exchanged for options. The exercise price of an option will be determined by the Committee, provided that the exercise price per share will not be less than the fair market value of a Common Share on the date of the grant of the option. The Committee will determine the vesting requirements and the term of exercise of each option, including the effect of termination of employment or service of a participant. The maximum term of a share option will be ten years from the date of grant. To exercise an option, the participant must pay the exercise price in cash or in Common Shares, or through a broker-assisted "cashless exercise," and must pay any required tax withholding amounts.

        Change In Control.    The Committee may, in an award agreement, provide for the effect of a change in control on an award of restricted shares or share options. These provisions may include the lapse of restrictions or the acceleration of vesting of an award, the elimination or modification of any conditions, the extension of the time for exercise, the acceleration of payment or cash settlement of an award or other adjustments that the Committee considers appropriate.

        Term, Amendment and Termination.    The term of the CAP Plan is 10 years. The Board may terminate or amend the CAP Plan at any time, subject to shareholder approval under certain circumstances provided in the CAP Plan. However, no amendment of the CAP Plan will adversely affect the rights under any previously granted award.

ST. PAUL INVESTMENT AND PRINCIPAL SHAREHOLDERS

        We expect to enter into a Formation and Separation Agreement (the "Formation and Separation Agreement"), relating to, among other things, the issuance of an aggregate of 13,262,300 Common Shares, or approximately 24.9% of the outstanding Common Shares (which shares will be limited to 9.9% of the voting power of the outstanding Common Shares) to St. Paul in return for St. Paul's contribution of the Transferred Business. If the underwriters exercise their over-allotment option in the Public Offering to purchase up to an additional 6,000,000 Common Shares in this Public Offering in whole or in part, St. Paul has the right to purchase, at the initial public offering price less underwriting discounts and commissions, in aggregate up to an additional 1,989,300 Common Shares in order to maintain its proportionate share ownership in the Company. In addition, in order to maintain such ownership levels, the total number of Common Shares to be sold to St. Paul is subject to proportionate adjustment if the number of Common Shares sold in the

Public Offering is adjusted hereafter. The following table shows St. Paul's commitments assuming the number of Common Shares offered in the Public Offering remains at 40,000,000 shares:

Sponsor	Firm Shares	Option to Purchase Additional Shares if Underwriters' Over- Allotment Option Exercised in Full	Beneficial Ownership of Common Shares following the Public Offering and St. Paul Investment
The St. Paul Companies, Inc.	13,262,300	1,989,300	24.9%

        Purchases under the Formation and Separation Agreement are conditioned upon completion of the Public Offering. The closing of the St. Paul Investment will occur simultaneously with the completion of the Public Offering.

        St. Paul has been granted rights to require the Company to register its Common Shares. See "Shares Eligible For Future Sale" and "Certain Relationships and Related Transactions".

        The table below lists the expected beneficial ownership of Common Shares, after giving effect to the Public Offering and the St. Paul Investment, by all persons who will beneficially own 5% or more of the Common Shares and the number of Common Shares expected to be beneficially owned by each director and executive officer and by the directors and executive officers of the Company as a group.

	Beneficial Ownership(1)
Name and Address of Beneficial Owner	Number of Common Shares	Percent
The St. Paul Companies, Inc.	13,262,300	24.9%
[directors and executive officers]

(1)
Under the regulations of the SEC, shares are deemed to be "beneficially owned" by a person, whether or not that person has any pecuniary interest in such shares, if that person directly or indirectly has or shares the power to vote or dispose of those shares or the right to acquire the power to vote or dispose of shares within 60 days, including any right to acquire through the exercise of any option, warrant or right.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The following summarizes the principal terms of the agreements between St. Paul and Platinum listed below. These summaries of agreements are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the relevant agreements. A copy of each agreement is filed as an exhibit to this registration statement of which this prospectus is a part.

        Prior to completion of the Public Offering, we and St. Paul will enter into a number of agreements with respect to our formation and operations, in each case effective upon completion of the Public Offering. The terms of these agreements have been negotiated by Platinum and St. Paul but do not necessarily reflect terms that Platinum or St. Paul would agree to with an independent third party.

Formation and Separation Agreement

        General.    Prior to the consummation of the Public Offering and the St. Paul Investment, we will enter into a Formation and Separation Agreement with St. Paul which will set forth the terms of our establishment and organization, certain actions that will be required to be taken prior to the consummation of the Public Offering and the St. Paul Investment, termination of certain relationships with St. Paul and certain continuing relationships with St. Paul following the consummation of the Public Offering. Under the Formation and Separation Agreement, we will reimburse St. Paul for expenses incurred with our formation, the registration of the Common Shares and the St. Paul Investment. The Formation and Separation Agreement will also provide for St. Paul to contribute to us and our affiliates the Transferred Business, which consists of certain tangible and intangible assets required for the operation of our business, including renewal rights in respect of reinsurance contracts underwritten by St. Paul, systems, records, assignments of leases and furniture and fixtures. As consideration for such tangible and intangible assets, and for St. Paul's agreements with us in the Formation and Separation Agreement (including its agreement to enter into the various agreements referred to below), we will issue 13,262,300 Common Shares to St. Paul pursuant to the St. Paul Investment.

        Indemnification.    The Formation and Separation Agreement generally provides that, except as otherwise agreed, St. Paul will indemnify us in respect of liabilities arising from the operation of the Transferred Business prior to the consummation of the Public Offering. Conversely, the Formation and Separation Agreement generally provides that, except as otherwise agreed, we will indemnify St. Paul in respect of liabilities arising from the operation of the Transferred Business after the completion of the Public Offering.

        Non-Competition.    The Formation and Separation Agreement provides that, subject to certain exceptions, for a period of            , St. Paul will not (i) offer reinsurance contracts of the type with respect to which Platinum has the right to seek renewals pursuant to the Formation and Separation Agreement, (ii) hire certain employees, or (iii) use or disclose confidential information of Platinum which was obtained or developed as a result of St. Paul's ownership of the Transferred Business.

        Services.    The Formation and Separation Agreement further contemplates that St. Paul, either directly or through its affiliates, will continue to provide certain services and employee benefits to us for an interim period after the completion of the Public Offering and the St. Paul Investment, and that we will provide certain services to St. Paul. These services are to be provided pursuant to separate service agreements that will generally provide that the party receiving services will reimburse the other for its cost of providing such services.

Quota Share Retrocession Agreements

        Subject to the completion of the Public Offering and the St. Paul Investment, St. Paul and its subsidiaries will transfer the benefits and risks under the Assumed Reinsurance Contracts to our insurance company subsidiaries through one hundred percent Quota Share Retrocession Agreements.

        The Quota Share Retrocession Agreements will provide for certain insurance subsidiaries of St. Paul to transfer to us approximately all of the existing loss and allocated loss adjustment expense reserves as of the date of the consummation of this Public Offering and a negotiated amount of premiums (less any ceding commission) associated with the Assumed Reinsurance Contracts relating to periods after the consummation of the Public Offering. With respect to certain nontraditional contracts of reinsurance, a portion of the future premium will be applied to settle balances related to prior year experience. With respect to certain multi-year reinsurance contracts incepting prior to January 1, 2002, premiums, reserves, losses and loss adjustment expenses relating to underwriting years after 2001 will be allocated to us and the remainder will be retained by St. Paul. We will indemnity reinsure St. Paul for any unpaid losses, loss adjustment expenses and other payment obligations incurred by St. Paul under the Assumed Reinsurance Contracts on or after January 1, 2002 and prior to the completion of the Public Offering. We will also assume liability for 100% of all future loss, loss adjustment expense and other payment obligations that arise under the Assumed Reinsurance Contracts on and after the completion of the Public Offering in exchange for 100% of the premium, net of any ceding commissions, related to such contracts. St. Paul will retain all of its reinsurance exposure not being transferred to us. The Quota Share Retrocession Agreements provide, with limited exceptions, that retrocessional reinsurance purchased by St. Paul Re shall inure to our benefit in respect of the Assumed Reinsurance Contracts.

Master Services Agreement

        Effective as of the completion of the Public Offering and the St. Paul Investment, we expect to enter into a Master Services Agreement with St. Paul and its subsidiaries for the provision by St. Paul of certain services for a transitional period of time. The principal services to be covered by this agreement include accounting, payroll administration, human resources management and systems support. The services will be provided as long as we deem them necessary, but no later than March 31, 2003, although the provision of particular services may be extended on a case-by-case basis. The services are to be provided at cost to St. Paul.

Investment Management Agreements

        Effective as of the completion of the Public Offering and the St. Paul Investment, we and each of our operating subsidiaries will enter into separate investment management agreements with a subsidiary of St. Paul, authorizing it to manage various investment accounts in accordance with our investment objectives. Under each of the agreements, the annual fee payable to the investment manager will be 0.07% of the average daily net assets managed, calculated at the end of each quarter based upon the average market value of the funds for the three preceding months. These agreements may be terminated by either party on 30 days' notice.

Runoff Services Agreement

        Effective as of the completion of the Public Offering and the St. Paul Investment, we will enter into a Runoff Services Agreement with St. Paul under which we will, among other things, provide St. Paul with specified services in administering the run-off of the reinsurance contracts entered into by St. Paul's insurance subsidiaries prior to January 1, 2002 and not reinsured by us. For a period of                          following completion of the Public Offering, this assistance will be provided at the request of St. Paul.

Employee Benefits and Compensation Matters Agreement

        Effective as of the completion of the Public Offering, Platinum US will enter into an Employee Benefits and Compensation Matters Agreement with St. Paul which will address the treatment of accumulated benefits and liabilities under certain St. Paul employee benefit plans of St. Paul Re employees who become employees of Platinum US. The Employee Benefits and Compensation Matters Agreement will also address the treatment of outstanding awards of stock options and other stock based awards to such employees under St. Paul's Amended and Restated 1994 Stock Incentive Plan.

Transitional Trademark License Agreement

        Upon completion of the Public Offering and the St. Paul Investment, we will enter into a Transitional Trademark License Agreement with St. Paul under which we will be granted a personal, limited, non-transferable, exclusive license to use certain St. Paul trademarks and service marks (the "St. Paul Marks") in connection with our reinsurance business for one year. Under this agreement, St. Paul will retain exclusive ownership of the St. Paul Marks. We will be permitted to sublicense our operating subsidiaries to use the St. Paul Marks.

Underwriting Management Agreements

        For the period of one year following the completion of the Public Offering, we have agreed with St. Paul that St. Paul will continue to write reinsurance business upon our request and that we will reinsure such business pursuant to the Quota Share Retrocession Agreements. This will allow us to continue to participate in reinsurance business which is bound after the completion of the Public Offering without any interruption occasioned by the start-up of our operations and the transition of St. Paul Re's business to us.

        For a period of three years following the completion of the Public Offering, we will underwrite on behalf of St. Paul Re renewals of in-force contracts of finite reinsurance. St. Paul Re will retrocede to us 100% of the unpaid losses under currently in-force and later renewed contracts for a retrocession premium pursuant to the Quota Share Retrocession Agreements. Under the Quota Share Retrocession Agreements, a portion of future premiums will be applied to settle balances related to prior year experience. St. Paul will have an option to renew this arrangement with us for a subsequent period of two years.

Registration Rights Agreement with St. Paul

        Pursuant to an agreement to be executed prior to the completion of the Public Offering and the St. Paul Investment, we will provide St. Paul or a designee of St. Paul, as the acquiror of Common Shares pursuant to the St. Paul Investment, with registration rights for Common Shares held by it. Under this agreement, commencing one year after the completion of the Public Offering, St. Paul (or its designee) will have the right to require us to register Common Shares under the Securities Act for sale in the public market, in an underwritten offering, block trades from time to time or otherwise. St. Paul may demand up to        registrations, but no more than once every        . We may include other Common Shares in any such demand registration on a second-priority basis subject to a customary underwriter's reduction. If we propose to file a registration statement covering Common Shares at any time, St. Paul will have the right to include Common Shares held by it (or a designee) in the registration, in each case on a first-priority basis with any shareholders and on a second-priority basis with the Company, subject to a customary underwriter's reduction.

Transactions in Ordinary Course of Business with St. Paul

        At present St. Paul Re does not provide a meaningful amount of reinsurance to St. Paul. After completion of the Public Offering and the St. Paul Investment, we expect to compete for business from St. Paul on the same basis as other reinsurance companies but only to the extent that we are able to conclude that securing that business would not cause us to be subject to the rules regarding "RPII" under the Code. For a discussion of those rules, see "Certain Tax Considerations—Taxation of Shareholders—RPII Companies" below.

DESCRIPTION OF OUR COMMON SHARES

        The following description of the share capital of Platinum Holdings summarizes certain provisions of Platinum Holdings' bye-laws. A copy of our bye-laws is filed as an exhibit to the Registration Statement of which this prospectus is a part. All references in this description to "we", "us", "our" and the "Company" refer to Platinum Holdings unless the context otherwise requires.

General

        Our authorized share capital consists of: (i) 110,000,000 Common Shares, par value $0.01 per share, of which up to 53,262,300 Common Shares will be outstanding upon completion of the Public Offering and the St. Paul Investment and (ii) 25,000,000 preferred shares, par value $0.01 per share, none of which will be outstanding upon completion of the Public Offering and the St. Paul Investment.

Common Shares

        Holders of Common Shares have no pre-emptive, redemption, conversion or sinking fund rights. Subject to the limitation on voting rights and except as set forth in the next sentence, holders of Common Shares are entitled to one vote per share on all matters submitted to a vote of holders of Common Shares. Most matters to be approved by holders of Common Shares require approval by a simple majority vote. The holders of 75% of the Common Shares voting in person or by proxy at a meeting must generally approve a merger or amalgamation with another company. In addition, a resolution to remove our auditor before the expiration of his term of office must be approved by at least two-thirds of the votes cast at a meeting of the shareholders of the Company. The quorum for any meeting of our shareholders is two persons holding or representing more than 50% of the outstanding Common Shares. Our Board of Directors has the power to approve our discontinuation from Bermuda to another jurisdiction.

        In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Shares are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding preferred shares. All outstanding Common Shares are fully paid and nonassessable. Authorized but unissued shares may, subject to any rights attaching to existing shares, be issued at any time and at the discretion of the Board of Directors without the approval of the shareholders of the Company with such rights, preferences and limitations as the Board may determine.

Limitation on Voting Rights

        Each Common Share has one vote on a poll of the shareholders, except that, if and for as long as the number of issued Controlled Shares (as defined below) of any person would constitute 10% or more of the combined voting power of the issued Common Shares of the Company (after giving effect to any prior reduction in voting power as described below), each issued Controlled Share, regardless of the identity of the registered holder thereof, will confer a fraction of a vote as determined by the following formula (the "Formula"):

(T - C) ÷ (9.1 × C)

Where:	(1)	"T" is the aggregate number of votes conferred by all the issued Common Shares immediately prior to that application of the Formula with respect to any particular shareholder adjusted to take into account any prior reduction taken with respect to any other shareholder pursuant to the "sequencing provision" described below; and
(2)
"C" is the number of issued Controlled Shares attributable to that person. "Controlled Shares" of any person refers to all Common Shares owned by that person, whether (i) directly, (ii) with respect to persons who are U.S. persons, by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code or (iii) beneficially, directly or indirectly, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. With respect to any broker, dealer or investment adviser registered under the U.S. federal securities laws (and its affiliates), "Controlled Shares" do not include shares that are Controlled Shares solely because a broker, dealer or adviser has discretionary authority to vote or dispose of those shares on behalf of a client, if the voting rights carried by those shares are not being exercised by that broker, dealer or adviser (and the Company has received satisfactory assurances of the same).

        The Formula will be applied successively as many times as may be necessary to ensure that no person will be a 10% Shareholder (as defined below) at any time (the "sequencing provision"). For the purposes of determining the votes exercisable by shareholders as of any date, the Formula will be applied to the Common Shares of each shareholder in declining order based on the respective numbers of total Controlled Shares attributable to each shareholder. Thus, the Formula will be applied first to the votes of Common Shares held by the shareholder to whom the largest number of total Controlled Shares is attributable and thereafter sequentially with respect to the shareholder with the next largest number of total Controlled Shares. In each case, calculations are made on the basis of the aggregate number of votes conferred by the issued Common Shares as of such date, as reduced by the application of the Formula to any issued Common Shares of any shareholder with a larger number of total Controlled Shares as of such date. "10% Shareholder" means a person who owns, in aggregate, (i) directly, (ii) with respect to persons who are U.S. persons, by application of the attribution and constructive ownership rules of Sections 958(a) and 958(b) of the Code or (iii) beneficially, directly or indirectly, within the meaning of Section 13(d)(3) of the Exchange Act, issued Common Shares of the Company carrying 10% or more of the total combined voting rights attaching to all outstanding Common Shares.

        Our directors are empowered to require any shareholder to provide information as to that shareholder's beneficial ownership of Common Shares, the names of persons having beneficial ownership of the shareholder's Common Shares, relationships with other shareholders or any other facts the directors may deem relevant to a determination of the number of Controlled Shares attributable to any person. Our directors may disregard the votes attached to Common Shares of any holder failing to respond to such a request or submitting incomplete or untrue information.

        Our directors retain certain discretion to make such final adjustments to the aggregate number of votes attaching to the Common Shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will be a 10% Shareholder at any time.

Restrictions on Transfer

        Our bye-laws contain several provisions restricting the transferability of Common Shares. The directors are required to decline to register a transfer of Common Shares if they have reason to believe (i) that the result of such transfer would be to increase the number of total Controlled Shares of any person other than a St. Paul Person to 10% or more of the Common Shares of the Company or (ii) that a St. Paul Person would become a United States 25% Shareholder, in each case without giving effect to the limitation on voting rights described above. Similar restrictions apply to the Company's ability to issue or repurchase Common Shares. "St. Paul Person" means any of St. Paul and its affiliates and "United States 25% Shareholder" means a U.S. person who owns, directly or by application of the constructive ownership rules of Sections 958(a) and 958(b) of the Code, more than 25% of either (i) the total combined voting rights attaching to the issued Common Shares and the issued shares of any other class of the Company or (ii) the total combined value of the issued Common Shares and any other issued shares of the Company, determined pursuant to Section 957 of the Code.

        Our directors also may, in their absolute discretion, decline to register the transfer of any shares if they have reason to believe (i) that the transfer may expose us, any of our subsidiaries, any shareholder or any person ceding insurance to us or any of our subsidiaries to adverse tax or regulatory treatment in any jurisdiction or (ii) that registration of the transfer under the 1933 Act or under any U.S. state securities laws or under the laws of any other jurisdiction is required and such registration has not been duly effected.

        We are authorized to request information from any holder or prospective acquiror of Common Shares as necessary to give effect to the transfer, issuance and repurchase restrictions described above, and may decline to effect any transaction if complete and accurate information is not received as requested.

        Conyers, Dill & Pearman, our Bermuda counsel, has advised us that while the precise form of the restrictions on transfer contained in our bye-laws is untested, as a matter of general principle,

restrictions on transfers are enforceable under Bermuda law and are not uncommon. A proposed transferee will be permitted to dispose of any Common Shares purchased that violate the restrictions and as to the transfer of which registration is refused. The proposed transferor of those Common Shares will be deemed to own those Common Shares for dividend, voting and reporting purposes until a transfer of such Common Shares has been registered on the Register of Members of the Company.

        If the directors refuse to register a transfer for any reason, they must notify the proposed transferor and transferee within thirty days of such refusal. Our bye-laws also provide that our Board of Directors may suspend the registration of transfers for any reason and for such periods as it may determine, provided that it may not suspend the registration of transfers for more than 45 days in any period of 365 consecutive days.

        Our directors may designate our Chief Executive Officer to exercise their authority to decline to register transfers or to limit voting rights as described above, or to take any other action, for as long as the Chief Executive Officer is also a director.

        The voting restrictions and restrictions on transfer described above may have the effect of delaying, deferring or preventing a change in control of us.

Preferred Shares

        Pursuant to our bye-laws and Bermuda law, our Board of Directors by resolution may establish one or more series of preferred shares having a number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board of Directors without any further shareholder approval which, if any preferred shares are issued will include restrictions on voting and transfer intended to avoid having us constitute a "controlled foreign corporation" for U.S. federal income tax purposes. Any rights, preferences, powers and limitations as may be established could also have the effect of discouraging an attempt to obtain control of the Company. The issuance of preferred shares could also adversely affect the voting power of the holders of our Common Shares, deny shareholders the receipt of a premium on their Common shares in the event of a tender or other offer for the Common Shares and depressthe market price of the Common Shares. We have no current plans to issue any preferred shares.

Bye-laws

        Our bye-laws provide for our corporate governance, including the establishment of share rights, modification of those rights, issuance of share certificates, imposition of a lien over shares in respect of unpaid amounts on those shares, calls on shares which are not fully paid, forfeiture of shares, the transfer of shares, alterations of capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, the payment of dividends, the appointment of an auditor and our winding-up.

        Our bye-laws provide that the Board of Directors shall be elected annually and shall not be staggered. Shareholders may only remove a director for cause prior to the expiration of that director's term at a special meeting of shareholders at which a majority of the holders of shares voting thereon vote in favor of that action.

        Our bye-laws also provide that if the Board of Directors in its absolute discretion determines that share ownership by any shareholder may result in adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any other shareholder, then we will have the option, but not the obligation, to repurchase all or part of the shares held by such shareholder to the extent the Board of Directors determines it is necessary to avoid such adverse or potential adverse consequences. The price to be paid for such shares will be the fair market value of such shares.

        Platinum Holdings' bye-laws and those of Platinum Ireland provide that matters required to be submitted to a vote of the shareholders of any of the direct or indirect non-U.S. subsidiaries of Platinum Holdings are required to be submitted to Platinum Holdings' shareholders and the shareholders of such subsidiaries are required to vote the subsidiaries' shares in accordance with and in proportion to the vote of Platinum Holdings' shareholders.

Transfer Agent

        Our registrar and transfer agent for the Common Shares is                          .

Differences in Corporate Law

        The Companies Act differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act (including modifications adopted pursuant to our bye-laws) applicable to us, which differ in certain respects from provisions of Delaware corporate law, which is the law that governs many U.S. public companies. The following statements are summaries, and do not purport to deal with all aspects of Bermuda law that may be relevant to us and our shareholders.

        Interested Directors.    Our bye-laws provide that transactions we enter into in which a director has an interest are not voidable by us, nor can the interested director be liable to us for any profit realized pursuant to such transactions, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. Under Delaware law, such a transaction would not be voidable if (i) the material facts as to the interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorized the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum, (ii) the material facts as to the director's relationship or interest and as to the transaction are disclosed or are known to the shareholders entitled to vote on the transaction and the transaction is specifically approved in good faith by vote of the shareholders or (iii) the transaction is fair to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee or the shareholders. Under Delaware law, the interested director could he held liable for a transaction in which that director derived an improper personal benefit.

        Mergers and Similar Arrangements.    We may acquire the business of another Bermuda company or a company incorporated outside Bermuda and carry on such business when it is within the objects of our memorandum of association. In the case of an amalgamation, we may amalgamate with another Bermuda company or with an entity incorporated outside Bermuda. A shareholder who did not vote in favor of the amalgamation may apply to a Bermuda court for a proper valuation of his or her shares if he or she is not satisfied that fair value has been offered for those shares. The court ordinarily would not disapprove the transaction on that ground absent evidence of fraud or bad faith. Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and the holders of a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair value of the shares held by that stockholder (as determined by a court) in lieu of the consideration that stockholder would otherwise receive in the transaction. Delaware law does not provide stockholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration (i) in exchange for the assets of the business to be acquired, (ii) in exchange for the outstanding stock of the corporation to be acquired; (iii) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation or (iv) in a merger in which the corporation's certificate of incorporation is not amended and the corporation issues less than 20% of its common stock outstanding prior to the merger.

        Takeovers.    Bermuda law provides that where an offer is made for shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer (other than shares held by or for the offeror or its subsidiaries) accept, the offeror may by notice require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless the offer is obviously and convincingly unfair. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of the outstanding shares of each class of stock that is entitled to vote on the transaction. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

        Shareholder's Suit.    The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys' fees incurred in connection with such action. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

        Indemnification of Directors.    Our bye-laws indemnify our directors and officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to us other than in respect of his own willful default, willful neglect, fraud or dishonesty. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense or an action, suit or proceeding by reason of such position if (i) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, if the director or officer had no reasonable cause to believe his conduct was unlawful.

        Inspection of Corporate Records.    Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda, which will include our memorandum of association (including our objects and powers) and alterations to our memorandum of association, including any increase or reduction of our authorized capital. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and our audited financial statements, which must be presented to the annual general meeting of shareholders. Our register of shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. We are required to maintain a share register in

Bermuda but may establish a branch register outside Bermuda. We are required to keep at our registered office a register of our directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any stockholder to inspect or obtain copies of a corporation's stockholder list and its other books and records for any purpose reasonably related to such person's interest as a stockholder.

        Enforcement of Judgments and Other Matters.    We have been advised by Conyers, Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of United States courts obtained in actions against such persons or Platinum Holdings predicated upon the civil liability provisions of the United States federal securities laws and (2) original actions brought in Bermuda against such persons or Platinum Holdings predicated solely upon United States federal securities laws. There is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies available under the U.S. federal securities laws, would not be allowed in Bermuda courts as contrary to Bermuda's public policy.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to the Public Offering, there has been no public market for the Common Shares, and no predictions can be made as to the effect, if any, that market sales of Common Shares or the availability of Common Shares for sale will have on the market price prevailing from time to time. Public or private sales of substantial amounts of Common Shares, or the perception that such sales could take place, may adversely affect prevailing market prices of the Common Shares as well as the ability of the Company to raise additional capital in the public equity markets at a desirable time and price.

        Upon completion of the Public Offering and the St. Paul Investment, Platinum Holdings will have outstanding 53,262,300 Common Shares, 40,000,000 of which will have been sold in the Public Offering (assuming the underwriters' over-allotment option is not exercised) and 13,262,300 of which will have been sold in the St. Paul Investment. In the event the underwriters' over-allotment option is exercised in full and St. Paul exercises its right to purchase additional shares, at the initial public offering price less underwriting discounts and commissions, to maintain its ownership level at 24.9%, an additional 7,989,300 Common Shares will be outstanding. The Common Shares sold in the Public Offering will be freely transferable without restriction or further registration under the 1933 Act, except for any of those Common Shares owned at any time by an "affiliate" of the Company (an "Affiliate") within the meaning of Rule 144 under the 1933 Act (which sales will be subject to the volume limitations and certain other restrictions). The Common Shares sold in the St. Paul Investment will be deemed "restricted securities" as defined in Rule 144 under the 1933 Act and may not be resold in the absence of registration under the 1933 Act or pursuant to an exemption from such registration, including the exemption provided by Rule 144 under the 1933 Act.

        In connection with the St. Paul Investment, Platinum Holdings granted St. Paul the right to require the registration of its Common Shares under the 1933 Act. See "Certain Relationship and Related Transactions—Registration Rights Agreement with St. Paul".

        Platinum Holdings, its officers and directors, and St. Paul have agreed with the underwriters not to dispose of or hedge any of their Common Shares or securities convertible into or exchangeable for Common Shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the managing underwriters. This agreement does not apply to any existing employee benefit plans.

CERTAIN TAX CONSIDERATIONS

        The following summary of the taxation of Platinum Holdings, Platinum US, Platinum UK, Platinum Bermuda and Platinum Ireland and the taxation of our shareholders is based upon current law. Legislative, judicial or administrative changes may occur which could affect this summary, possibly on a retroactive basis. The summary does not address special classes of shareholders, such as shareholders that own 10% or more of the voting power or value of Platinum Holdings. The statements as to United States federal income tax law set forth below represent the opinion of Sullivan & Cromwell, our U.S. counsel, as to such tax laws (subject to the qualifications and assumptions set forth in such statements). The statements as to Bermuda tax law set forth below represent the opinion of Conyers, Dill & Pearman, our Bermuda counsel, as to such tax laws (subject to the qualifications and assumptions set forth in such statements). The statements as to U.K. tax law set forth below represent the opinion of Slaughter and May, our U.K. counsel, as to such tax laws (subject to the qualifications and assumptions set forth in such statements). The statements as to Irish tax law set forth below represent the opinion of A. & L. Goodbody, our Irish counsel, as to such tax laws (subject to the qualifications and assumptions set forth in such statements). You are urged to consult your tax advisor as to the tax consequences of ownership and disposition of your Common Shares.

Taxation of the Company, Platinum US, Platinum UK,
Platinum Bermuda and Platinum Ireland

Bermuda

        Under current Bermuda law, there is no income tax, capital gains or withholding tax payable by us or Platinum Bermuda. We and Platinum Bermuda expect to have received from the Bermuda Minister of Finance an assurance under Bermuda's Exempted Undertakings Tax Protection Act, 1966, to the effect that in the event any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to us, Platinum Bermuda, or to any of their operations or the shares, debentures or our other obligations or those of Platinum Bermuda, until 2016, in the case of both Platinum Holdings and Platinum Bermuda. This assurance is subject to the proviso that it is not construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda (Platinum Holdings and Platinum Bermuda are not currently so affected) or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 of Bermuda or otherwise payable in relation to the property leased to us or Platinum Bermuda. Platinum Holdings and Platinum Bermuda, under current rates, will pay annual Bermuda government fees of $1,780 and $3,635, respectively, and Platinum Bermuda currently pays annual insurance fees of $16,540.

United States Federal Income Taxation

        We intend to structure and operate Platinum Holdings, Platinum UK, Platinum Bermuda and Platinum Ireland in such a manner that they will not be considered to be conducting business within the U.S. for purposes of U.S. federal income taxation. However, because definitive identification of activities which constitute being engaged in a trade or business in the U.S. is not provided by the U.S. Internal Revenue Code or regulations or court decisions, there can be no assurance that the U.S. Internal Revenue Service will not successfully contend that Platinum Holdings, Platinum UK, Platinum Bermuda and/or Platinum Ireland is engaged in a trade or business in the U.S. A foreign corporation deemed to be engaged in a U.S. trade or business is subject to U.S. federal income tax, as well as branch profits tax in certain circumstances, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a domestic corporation, except that a foreign corporation is entitled to deductions and credits only if it files a U.S. income tax return. Under regulations, the foreign corporation would be entitled to deductions and credits for the taxable year only if the return for that year is timely filed under rules, set forth therein. Penalties may be assessed for failure to file tax returns. Platinum Holdings, Platinum UK, Platinum Bermuda and Platinum Ireland do intend to file protective U.S. federal income tax returns. The federal tax rates currently are a maximum of 35% for a corporation's effectively connected income and 30% for branch profits tax. The branch profits tax is imposed on net income after subtracting the regular corporate tax and making certain other adjustments.

        Under the income tax treaty between Bermuda and the U.S. (the "Bermuda Treaty"), Platinum Bermuda is subject to United States income tax on any income found to be effectively connected with a U.S. trade or business only if that trade or business is conducted through a permanent establishment in the U.S. No regulations interpreting the Bermuda Treaty have been issued. While there can be no assurance, we expect that Platinum Bermuda will not have a permanent establishment in the U.S. Platinum Bermuda will not be entitled to the benefits of the Bermuda Treaty if:

  •
  50% or less of Platinum Bermuda's stock is beneficially owned, directly or indirectly, by Bermuda residents or U.S. citizens or residents, or

  •
  Platinum Bermuda's income is used in substantial part to make disproportionate distributions to, or to meet certain liabilities to, persons who are not Bermuda residents or U.S. citizens or residents.

        While there can be no assurance, we expect that Platinum Bermuda will be entitled to the benefits of the Bermuda Treaty after the sale of Common Shares in this offering.

        Under the current income tax treaty between the United Kingdom and the U.S. (the "Current U.K. Treaty"), Platinum UK, if entitled to the benefits of the Current U.K. Treaty, will be subject to United States income tax on any income found to be effectively connected with a U.S. trade or business only if that trade or business is conducted through a permanent establishment in the U.S. No regulations interpreting the Current U.K. Treaty have been issued. While there can be no assurance, we expect that Platinum UK will not have a permanent establishment in the U.S. Platinum UK will generally be entitled to the benefits of the Current U.K. Treaty if it is managed and controlled in the United Kingdom, which we expect to be the case.

        The U.S. and the United Kingdom have signed a new income tax treaty which is not yet in force (the "New U.K. Treaty"). As with the Current U.K. Treaty, under the provisions of the New U.K. Treaty, Platinum UK, if entitled to the benefits of the New U.K. Treaty, will be will be subject to United States income tax on any income found to be effectively connected with a U.S. trade or business only if that trade or business is conducted through a permanent establishment in the U.S. Platinum UK will be entitled to the benefits of the New U.K. Treaty if:

  •
  During at least half of the days during the relevant taxable period, at least 50% or more of Platinum UK's stock is beneficially owned, directly or indirectly, by citizens or residents of the U.S. and the U.K., and Platinum UK's income is not used in substantial part to make certain payments, or to meet certain liabilities to, persons who are not U.S. or U.K. residents; or

  •
  with respect to specific items of income, profit or gain derived from the U.S., if such income, profit or gain is considered to be derived in connection with, or incidental to, Platinum UK's business conducted in the U.K.

        The New U.K. Treaty will enter into force upon the exchange of instruments of ratification and will apply with respect to U.S. income taxes for taxable periods beginning on or after the first day of January next following the date on which the New U.K. Treaty enters into force. We expect that Platinum UK will be entitled to the benefits of the New U.K. Treaty.

        Under the income tax treaty between Ireland and the United States (the "Irish Treaty"), Platinum Ireland is subject to United States income tax on any income determined to be effectively connected with a U.S. trade or business only if that trade or business is conducted through a permanent establishment in the U.S. Platinum Ireland will generally be entitled to the benefits of the Irish Treaty if at least 50 percent of the shares of Platinum Holdings, measured by both vote and value, are owned by U.S. citizens or residents. We expect that Platinum Ireland will be entitled to the benefits of the Irish Treaty.

        Foreign corporations not engaged in a trade or business in the U.S. are nonetheless subject to U.S. withholding tax at a rate of 30% of the gross amount of certain "fixed or determinable annual or periodical gains, profits and income" derived from sources within the U.S. (such as dividends and certain interest on investments), subject to reduction by applicable treaties. Dividends paid by Platinum US to Platinum Ireland will generally be subject to withholding at a rate of 5%, provided that Platinum Ireland is entitled to the benefits of the Irish Treaty and certain other requirements are met.

        The U.S. also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the U.S. The rate of tax applicable to premiums paid to Platinum Bermuda is 1% for reinsurance premiums. The excise tax may not apply to premiums paid to Platinum UK provided that Platinum UK is entitled to the benefits of the Current UK Treaty (or to the benefits of the New UK Treaty once that treaty comes into force) and certain other requirements are met.

        Platinum US is a U.S. corporation, and will be subject to taxation in the U.S. at regular corporate rates.

The United Kingdom

        Platinum UK is a U.K. resident company which will be subject to corporation tax in the United Kingdom on its worldwide profits. The current rate of taxation applicable to corporations is 30%. Currently, no U.K. withholding tax applies to dividends paid by Platinum UK.

Ireland

        Platinum Ireland will be resident for tax purposes in Ireland and therefore subject to Irish corporate tax on its worldwide income. Dividends received by Platinum Ireland from Platinum US and Platinum UK will be subject to Irish corporation tax (at the current applicable rate of 25%) subject to any available relief under the double tax treaties Ireland has with the United Kingdom and the United States. Platinum Ireland will generally be entitled to the benefits of the Irish Treaty if at least 50% of the shares of Platinum Holdings, measured by both vote and value, are owned by U.S. citizens or residents. We expect that Platinum Ireland will be entitled to the benefits of the Irish Treaty.

        Platinum Ireland will be subject to Irish corporate tax on any insurance income at a rate of 12.5%.

        Platinum Ireland will be exempt from the capital duty of 1% (on the value of share capital issued by it) because it is an unlimited liability company.

Taxation of Shareholders

Bermuda Taxation

        Currently, there is no Bermuda withholding tax on dividends paid by us or Platinum Bermuda.

United States Taxation of U.S. and Non-U.S. Shareholders

  United States Shareholders

        General.    The following discussion summarizes the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Common Shares if you are a beneficial owner of Common Shares and you are:

  •
  a citizen or resident of the U.S.;

  •
  a domestic corporation;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

This summary applies to you only if you purchase your Common Shares in this offering and hold your Common Shares as capital assets. This summary does not deal with the tax consequences applicable to all categories of investors, some of which (such as broker-dealers, investors who hold Common Shares as part of hedging or conversion transactions and investors whose functional currency is not the U.S. dollar) may be subject to special rules. Prospective investors are advised to consult their own tax advisers with respect to their particular circumstances and with respect to the effects of U.S. federal, state, local or other laws to which they may be subject.

        Dividends.    Distributions with respect to your Common Shares will be treated as ordinary dividend income to the extent of the Company's current or accumulated earnings and profits as determined for U.S. federal income tax purposes, subject to the discussion below relating to the potential application of the "controlled foreign corporation", "related person insurance income", or "passive foreign investment company" rules. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code. The amount of any distribution in excess of our current and accumulated earnings and profits will first be applied to reduce your tax basis in the Common Shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of your Common Shares.

        Classification of Platinum Holdings, Platinum UK, Platinum Bermuda or Platinum Ireland as a Controlled Foreign Corporation.    Each "United States shareholder" of a "controlled foreign corporation" ("CFC"), who owns shares in the CFC directly or indirectly through foreign entities on the last day of the CFC's taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income", even if the subpart F income is not distributed. If determined to be a CFC, we anticipate that substantially all of our income and that of each of Platinum Bermuda and Platinum Ireland will be subpart F income. We expect that at least some of the income of Platinum UK will qualify for exceptions from subpart F income. Any U.S. corporation, citizen, resident or other U.S. person who owns, directly or indirectly through foreign persons, or is considered to own (by application of the rules of constructive ownership set forth in Code section 958(b), generally applying to family members, partnerships, estates, trusts or controlled corporations or holders of certain options) 10% or more of the total combined voting power of all classes of stock of the foreign corporation will be considered to be a "United States shareholder". In general, a foreign insurance company such as Platinum Bermuda is treated as a CFC only if such "United States shareholders" collectively own more than 25% of the total combined voting power or total value of the corporation's stock for an uninterrupted period of 30 days or more during any taxable year. We expect that, because of the limitations on concentration of voting power of our Common Shares, dispersion of our share ownership among holders other than St. Paul and its subsidiaries, the constitution of the board of directors of Platinum Bermuda, the restrictions on transfer, issuance or repurchase of Common Shares, and the provisions for directed voting for the directors of Platinum Ireland and Platinum UK, you will not be subject to treatment as a United States shareholder of a CFC. In addition, because our bye-laws provide that no single shareholder (including St. Paul) is permitted to hold as much as 10% of the total combined voting power of Platinum Holdings, shareholders of Platinum Holdings should not be viewed as United States shareholders of a CFC for purposes of these rules. There can be no assurance, however, that these ownership limitations will be effective. Assuming they are effective, however, neither the indirect foreign tax credit nor the intercompany dividends received deduction attributable to U.S. source income will be available to U.S. corporate holders of the Common Shares who, absent such provision, would qualify therefor.

        RPII Companies.    Different definitions of "United States shareholder" and "controlled foreign corporation" are applicable in the case of a foreign corporation which earns "related person insurance income" ("RPII"). RPII is defined in Code section 953(c)(2) as any "insurance income" attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "United States shareholder" or a "related person" to such a shareholder. In general, and subject to certain limitations, "insurance income" is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract in connection with risks located in a country other than the country under the laws of which the controlled foreign corporation is created or organized and which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company.

        Generally, the term "related person" for this purpose means someone who controls or is controlled by the United States shareholder or someone who is controlled by the same person or persons which control the United States shareholder. "Control" is measured by either more than 50% in value or more than 50% in voting power of stock, applying constructive ownership principles similar to the rules of section 958 of the Code. A corporation's pension plan is ordinarily not a "related person" with respect to the corporation unless the pension plan owns, directly or indirectly through the application of constructive ownership rules similar to those contained in section 958, more than 50%, measured by vote or value, of the stock of the corporation. For purposes of inclusion of Platinum UK's or Platinum Bermuda's RPII in the income of United States shareholders, unless an exception applies, the term "United States shareholder" includes all U.S. persons who own, directly or indirectly, any amount (rather than 10% or more) of Platinum UK's or Platinum Bermuda's stock. Platinum UK or Platinum Bermuda will be treated as a controlled foreign corporation for RPII purposes if such persons collectively own directly, indirectly or constructively 25% or more of the stock of Platinum UK or Platinum Bermuda by vote or value for an uninterrupted period of at least 30 days during any taxable year. St. Paul will own 24.9% of the Common Shares of Platinum Holdings upon completion of the offering. Accordingly, unless an exception applies, it is likely that Platinum UK and Platinum Bermuda will each be treated as a CFC for purposes of the RPII rules.

        RPII Exceptions.    The special RPII rules do not apply if:

  •
  direct or indirect insureds and persons related to such insureds, whether or not U.S. persons, are treated at all times during the taxable year as owning less than 20% of the voting power and less than 20% of the value of the stock of Platinum UK or Platinum Bermuda, as applicable,

  •
  RPII, determined on a gross basis, is less than 20% of Platinum UK's or Platinum Bermuda's gross insurance income for the taxable year, or as applicable,

  •
  Platinum UK or Platinum Bermuda elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a United States trade or business and to waive all treaty benefits with respect to RPII and meets certain other requirements, or

  •
  Platinum UK or Platinum Bermuda elects to be treated as a United States corporation.

        Platinum UK and Platinum Bermuda have not and do not intend to make either of the elections described immediately above. Additionally, as subsidiaries of St. Paul will be reinsured by Platinum UK and Platinum Bermuda in 2002, and will likely be reinsured by Platinum UK and Platinum Bermuda in future years, persons related to insureds will indirectly own more than 20% of the value of the stock of Platinum UK and Platinum Bermuda. Thus, only the second exception may be available. Although each of Platinum UK and Platinum Bermuda intends to operate in a manner such that such second exception shall apply, no assurance can be given that we will successfully qualify for such exception.

        Where none of these exceptions applies, each U.S. person who owns directly or indirectly shares in Platinum Holdings (and therefore, indirectly in Platinum UK and Platinum Bermuda) at the end of any taxable year, will be required to include in its gross income for United States federal income tax purposes its share of RPII of Platinum UK and/or Platinum Bermuda for the entire taxable year. This inclusion will be determined as if such RPII were distributed proportionately only to such United States shareholders holding Common Shares at the end of the taxable year. The inclusion will be limited to the current-year earnings and profits of Platinum UK or Platinum Bermuda, as applicable, reduced by the shareholder's pro rata share, if any, of certain prior-year deficits in earnings and profits.

        Computation of RPII.    In order to determine how much RPII each of Platinum UK and Platinum Bermuda has earned in each taxable year, we will obtain and rely upon information from Platinum UK's and Platinum Bermuda's insureds and reinsureds to determine whether any of the insureds, reinsureds or other persons related to such insureds or reinsureds own our shares and are U.S. persons. Each year, each of Platinum UK and Platinum Bermuda will send a letter after the most recent taxable year to each person who was a policyholder to represent whether it was a United States shareholder of the Company or related to a United States shareholder during the year. For any taxable year in which Platinum UK's or Platinum Bermuda's gross RPII is 20% or more of its gross insurance income for the year, we may also seek information from our shareholders as to whether direct or indirect owners of our shares at the end of the year are U.S. persons so that the RPII may be determined and apportioned among such persons. To the extent we are unable to determine whether a direct or indirect owner of shares is a U.S. person, we may assume that such owner is not a U.S. person, thereby increasing the per share RPII amount for all United States shareholders.

        Apportionment of RPII to United States Shareholders.    If Platinum UK's or Platinum Bermuda's RPII for any future taxable year is 20% or more of its gross insurance income, every U.S. person directly or indirectly owning Common Shares on the last day of that year will be required to include in gross income its share of Platinum UK's or Platinum Bermuda's RPII for such year, whether or not distributed. A U.S. person owning Common Shares during our taxable year but not on the last day of the taxable year for which Platinum Bermuda and/or Platinum UK is a controlled foreign corporation within the meaning of the RPII provisions of the Code, which would normally be December 31, is not required to include in gross income any part of Platinum UK's or Platinum Bermuda's RPII. Correspondingly, a U.S. person directly or indirectly owning Common Shares on the last day of the taxable year in which Platinum UK or Platinum Bermuda is a controlled foreign corporation for purposes of these provisions is required to include in its income its pro rata share of the RPII for the entire year, even though it did not own the Common Shares for the entire year.

        Information Reporting.    Each U.S. person who is a direct or indirect shareholder of Platinum Holdings on the last day of our taxable year must attach to the income tax or information return it would normally file for the period which includes that date a Form 5471 if Platinum UK or Platinum Bermuda is a CFC for RPII purposes for any continuous thirty-day period during its taxable year, whether or not any net RPII income is required to be reported. Platinum UK or Platinum Bermuda, as the case may be, will not be considered to be a CFC for this purpose and, therefore, Form 5471 will not be required, for any taxable year in which Platinum UK's or Platinum Bermuda's gross RPII constitutes less than 20% of its gross insurance income. For any year in which Platinum UK's or Platinum Bermuda's gross RPII constitutes 20% or more of its gross insurance income, we intend to provide Form 5471 to our direct or indirect United States shareholders for attachment to the returns of such shareholders. The amounts of the RPII inclusions may be subject to adjustment based upon subsequent IRS examination. A tax-exempt organization will be required to attach Form 5471 to its information return in the circumstances described above. Failure to file Form 5471 may result in penalties. In addition, U.S. persons who at any time own 5% or more of our shares may have an independent obligation to file certain information returns.

        Tax-Exempt Shareholders.    Tax-exempt entities are generally required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income.

        Distributions; Basis; Exclusion of Distributions from Gross Income.    A United States shareholder's tax basis in its Common Shares will be increased by the amount of any RPII that the shareholder includes in income. The shareholder may exclude from income the amount of any distribution by us to the extent of the RPII included in income for the year in which the distribution was paid or for any prior year. The United States shareholder's tax basis in its Common Shares will be reduced by the amount of such distributions that are excluded from income. While, in certain circumstances, a United States shareholder may be able to exclude from income distributions with respect to RPII that a prior shareholder included in income, that exclusion will not generally be available to holders who purchase Common Shares in this offering or in the public trading markets and are therefore unable to identify the previous shareholder and demonstrate that such shareholder had previously included the RPII in income.

        Dispositions of Common Shares.    Subject to the discussion below relating to the potential application of U.S. Internal Revenue Code section 1248 or the passive foreign investment company rules, you will recognize a gain or loss for United States federal income tax purposes upon the sale or exchange of any Common Shares equal to the difference between the amount realized upon such sale or exchange and your basis in the Common Shares. If your holding period for these Common Shares is more than one year, any gain will be subject to tax at a current maximum marginal tax rate of 20% (18% if your holding period is more than five years) for individuals and 35% for corporations.

        Code section 1248 provides that if a U.S. person disposes of stock in a foreign corporation and such person owned directly, indirectly or constructively 10% or more of the voting shares of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares may be treated as ordinary income to the extent of the CFC's earnings and profits during the period that the shareholder held the shares (with certain adjustments). A 10% United States shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the United States income tax or information return that it would normally file for the taxable year in which the disposition occurs. Code section 953(c)(7) generally provides that section 1248 also will apply to the sale or exchange of shares in a foreign corporation if the foreign corporation would be taxed as an insurance company if it were a domestic corporation, regardless of whether the shareholder is a 10% shareholder or whether RPII constitutes 20% or more of the corporation's gross insurance income. Existing Treasury regulations do not address whether Code section 1248 and the requirement to file Form 5471 would apply if the foreign corporation is not a CFC but the foreign corporation has a subsidiary that is a CFC or that would be taxed as an insurance company if it were a domestic corporation (although, as discussed above, shareholders of 5% or more of the shares of the Company may have an independent obligation to file Form 5471). Code section 1248 and the requirement to file Form 5471 should not apply to dispositions of Common Shares because (i) we should not have any U.S. shareholders that own directly, indirectly or constructively 10% or more of the voting power of the Common Shares, and (ii) we are not directly engaged in the insurance business and, under proposed regulations, Code sections 953 and 1248 appear to be applicable only in the case of shares of corporations that are directly engaged in the insurance business. There can be no assurance, however, that the IRS will interpret the proposed regulations in this manner or that the proposed regulations will not be amended or promulgated in final form so as to provide that Code section 1248 and the requirement to file Form 5471 will apply to dispositions of Common Shares. In that event, we would notify shareholders that Code section 1248 and the requirement to file Form 5471 will apply to dispositions of Common Shares. Thereafter, we will send a notice after the end of each calendar year to all persons who were shareholders during the year notifying them that Code section 1248 and the requirement to file Form 5471 apply to dispositions of Common Shares. We will attach to this notice a copy of Form 5471 completed with all our information and transactions for completing the shareholder information portion of Form 5471.

        Foreign Tax Credit.    Because it is anticipated that U.S. persons will own a majority of the Company's shares, only a portion of the current income inclusions under the CFC, RPII and passive foreign investment company rules, if any, and of dividends paid by us (including any gain from the sale of Common Shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder's U.S. foreign tax credit limitation. We will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is likely that substantially all of the RPII and dividends that are foreign source income will constitute either "passive" or "financial services" income for foreign tax credit limitation purposes. Thus, it may not be possible for most U.S. shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.

        Uncertainty as to Application of RPII.    Regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes might ultimately be made or whether any such changes, as well as any interpretation or application of the RPII rules by the IRS, the courts or otherwise, might have retroactive effect. Accordingly, the meaning of the RPII provisions and their application to Platinum UK and Platinum Bermuda is uncertain. These provisions include the grant of authority to the U.S. Treasury to prescribe "such regulations as may be necessary to carry out the purposes of this subsection, including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise". In addition, there can be no assurance that the IRS will not challenge any determinations by Platinum UK or Platinum Bermuda as to the amount, if any, of RPII that should be includible in your income or that the amounts of the RPII inclusions will not be subject to adjustment based upon subsequent IRS examination. Each U.S. person considering an investment in Common Shares should consult its tax advisor as to the effects of these uncertainties.

        Passive Foreign Investment Companies.    Sections 1291 through 1298 of the Code contain special rules applicable to foreign corporations that are "passive foreign investment companies" ("PFICs"). In general, a foreign corporation will be a PFIC during a given year if:

  •
  75% or more of its income constitutes "passive income" or

  •
  50% or more of its assets produce passive income.

        If we were to be characterized as a PFIC during a given year, our United States shareholders would be subject to a penalty tax at the time of their sale at a gain of, or receipt of an "excess distribution" with respect to, their Common Shares, unless such shareholders elected to be taxed on their pro rata share of our earnings whether or not such earnings were distributed or elected to be taxed on the investment in Common Shares on a mark-to-market basis. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the stock during the three preceding taxable years (or shorter period during which the taxpayer held the stock). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the United States shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taxed in equal portions at the highest applicable tax rate on ordinary income throughout the shareholder's period of ownership. The interest charge is equal to the applicable rate imposed on underpayments of United States federal income tax for such period.

        For the above purposes, passive income is defined to include income of the kind which would be foreign personal holding company income under Code section 954(c), and generally includes interest, dividends, annuities and other investment income. The PFIC statutory provisions, however, contain an express exception for income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business . . .".

        This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. We expect, for purposes of the PFIC rules, that each of Platinum UK and Platinum Bermuda will be predominantly engaged in an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of its insurance business. The PFIC statutory provisions (unlike the RPII provisions of the Code) contain a look-through rule stating that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it received "directly its proportionate share of the income . . ." and as if it "held its proportionate share of the assets . . ." of any other corporation in which it owns at least 25% by value of the stock. While no explicit guidance is provided by the statutory language, under this look-through rule we should be deemed to own the assets and to have received the income of our insurance subsidiary directly for purposes of determining whether we qualify for the insurance exception. This interpretation of the look-through rule is consistent with the legislative intention generally to exclude bona fide insurance companies from the application of PFIC provisions; there can, of course, be no assurance as to what positions the IRS or a court might take in the future. Each U.S. person considering an investment in Common Shares should consult its tax advisor as to the effects of the PFIC rules.

        Other.    Except as discussed below with respect to backup withholding, dividends paid by us will not be subject to U.S. withholding tax.

Transfer Reporting Requirements

        A U.S. person (including a tax exempt entity) that purchases our Common Shares in the Public Offering may be required to file a Form 926 or similar form with the U.S. Internal Revenue Service if the cost of such purchases, including the cost of certain related purchases and purchases by related persons, exceeds $100,000. In the event such person fails to file any such required form, such person could be required to pay a penalty equal to 10% of the gross amount paid for such Common Shares (subject to a maximum penalty of $100,000, except in cases involving intentional disregard). U.S. persons should consult their tax advisors with respect to this or any other reporting requirement which may apply with respect to their acquisition of our Common Shares.

  Non-U.S. Shareholders

        Subject to certain exceptions, non-U.S. persons will be subject to United States federal income tax on dividend distributions with respect to, and gain realized from the sale or exchange of, Common Shares only if such dividends or gains are effectively connected with the conduct of a trade or business within the U.S. Nonresident alien individuals will not be subject to U.S. estate tax with respect to our Common Shares.

  All Shareholders

        Information reporting to the IRS by paying agents and custodians located in the United States will be required with respect to payments of dividends on the Common Shares to U.S. persons.

Thus, you may be subject to backup withholding with respect to dividends paid by such persons, unless you:

  •
  are a corporation or come within certain other exempt categories and, when required, demonstrate this fact, or

  •
  provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

        Backup withholding is not an additional tax and may be credited against your regular federal income tax liability.

Proposed U.S. Tax Legislation

        Recently proposed U.S. legislation, if enacted, would under certain circumstances treat a foreign corporation as a U.S. corporation for U.S. federal income tax purposes and under other circumstances would require obtaining United States Internal Revenue Code approval of the terms of related-party transactions.

        The Company and its subsidiaries would appear generally not to be subject to the proposed legislation as currently drafted. We cannot predict whether the proposed legislation (or any similar legislation) will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on the Company or its subsidiaries.

        If such legislation were enacted and made applicable to the Company and its subsidiaries, we could be treated as a U.S. corporation. If we were treated as a U.S. corporation, we would be subject to taxation in the U.S. at regular corporate rates. The U.S. tax consequences to the U.S. and non-U.S. holders of Common Shares would be significantly different from those described in the preceding sections. Prospective investors should consult their tax advisors regarding the U.S. tax consequences to them, in their particular circumstances, if we were treated as a U.S. corporation.

United Kingdom Taxation

        The following discussion only applies to U.K. resident individuals who beneficially own shares in Platinum Holdings and who hold those shares as capital assets and not as dealers, and to U.K. companies.

        U.K. individuals will be subject to tax on dividends received, at a rate of 10% for those shareholders who are subject to tax only at the basic rate, and 32.5% for those shareholders who are liable to tax at the higher rates of tax. Individual shareholders who whilst resident in the U.K. are non-U.K. domiciled will be chargeable to tax in respect of dividends only if and to the extent that the dividends are remitted to or enjoyed in the United Kingdom in any way.

        Individual shareholders are potentially in charge to capital gains tax in respect of chargeable gains arising on any disposal of their shares. Once again resident shareholders who are non-U.K. domiciled will be chargeable to capital gains tax on a disposal of their shares only as regards remittances made to the United Kingdom of the proceeds.

        For U.K. inheritance tax purposes the shares of Platinum Holdings will rank as non-U.K. assets which may have a bearing on the impost of inheritance tax in relation to gifts or the passing of the shares on death particularly again where the donor or deceased were non-U.K. domiciled.

        U.K. companies will be chargeable to corporation tax at the ordinary rates in relation to dividends received on the shares and gains arising on the disposal of the shares.

        Were a U.K. company ever to hold shares that carried the entitlement (aggregated with shares held by certain connected persons) to at least 25%. of the profits of Platinum, the U.K.'s Controlled Foreign Companies provisions could be material, with the result that in certain circumstances underlying profits of Platinum and its subsidiaries might be taxed in the hands of the U.K. shareholder.

Ireland Taxation

        Dividends paid by Platinum Ireland to its 100% parent, Platinum Holdings, will be exempt from dividend withholding tax (current rate 20%) provided that Platinum Holdings is not resident in Ireland and the Common Shares are substantially and regularly traded on a recognized U.S. stock exchange. A declaration and an auditor's certificate is required in support of the claim for exemption.

        Platinum Holdings will not be subject to Irish capital gains tax on a sale of shares of Platinum Ireland. However, Irish stamp duty of 1% would generally be imposed on a sale of Platinum Ireland shares.

        The foregoing discussion is based upon current law. Your tax treatment may vary depending on your particular tax situation. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to you.

        Prospective investors should consult their own tax advisors concerning the federal, state, local and non-U.S. tax consequences of ownership and disposition of the Common Shares.

UNDERWRITING

        Platinum Holdings and the underwriters named below (the "underwriters") have entered into an underwriting agreement with respect to the Common Shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.                                                     are the representatives of the underwriters.

Underwriters	Number of Common Shares

Total	40,000,000

        The underwriters are committed to take and pay for all of the Common Shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more Common Shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 6,000,000 shares from Platinum Holdings to cover such sales. They may exercise that option for 30 days following the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Platinum Holdings. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 6,000,000 additional Common Shares.

Paid by Platinum Holdings	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Common Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Common Shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

        Platinum Holdings, its officers and directors, and St. Paul have agreed with the underwriters not to dispose of or hedge any of their Common Shares or securities convertible into or exchangeable for Common Shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the managing underwriters. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible For Future Sale" for a discussion of certain transfer restrictions.

        Prior to the offering, there has been no public market for the Common Shares. The initial public offering price will be negotiated among Platinum Holdings and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the Common Shares, in addition to prevailing market conditions, will be Platinum Holdings' historical performance, estimates of the business potential and earnings prospects of Platinum Holdings, an assessment of Platinum Holdings' management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        Platinum Holdings will apply to list its Common Shares on the New York Stock Exchange (the "NYSE") under the symbol "      ". In order to meet one of the requirements for listing the Common Shares on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

        In connection with the offering, the underwriters may purchase and sell Common Shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Common Shares than they are required to purchase in the public offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional Common Shares from Platinum Holdings in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional Common Shares or purchasing Common Shares in the open market. In determining the source of Common Shares to close out the covered short position, the underwriters will consider, among other things, the price of Common Shares available for purchase in the open market as compared to the price at which they may purchase such Common Shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Common Shares made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Common Shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the Common Shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Common Shares. As a result, the price of the Common Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

        Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing of the initial public offering, will not offer or sell any Common Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any Common Shares in circumstances in which section 21(1) of the FSMA does not apply to Platinum Holdings; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The Common Shares may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

        A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of Common Shares offered.

        Platinum Holdings estimates that its share of the total expenses for the offering, excluding underwriting discounts and commissions, will be approximately $            .

        Platinum Holdings has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        Certain of the underwriters and their affiliates have provided from time to time, and expect to provide in the future, investment and commercial banking and financial advisory services to St. Paul and its affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.

VALIDITY OF COMMON SHARES

        The validity of the Common Shares under Bermuda law will be passed upon for the Company by Conyers, Dill & Pearman, Hamilton, Bermuda. Certain legal matters in connection with the offering will be passed upon for the Company by Sullivan & Cromwell, New York, New York, and the Underwriters are being advised as to certain matters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, in each case in reliance on the opinion of Conyers, Dill & Pearman with respect to Bermuda law. Sullivan & Cromwell is also advising St. Paul, the sponsor of the Company, in connection with the Company's establishment. Furthermore, the Company is being advised as to certain matters in connection with its organization and the Public Offering by Sullivan & Cromwell.

EXPERTS

        The consolidated balance sheet of Platinum Underwriters Holdings, Ltd. and the combined statements of identifiable underwriting assets and liabilities, underwriting results, identifiable underwriting cash flows and schedules of The St. Paul Companies, Inc. Reinsurance Underwriting Segment (Predecessor) included in the Registration Statement have been audited by KPMG LLP, independent auditors, as set forth in their reports appearing herein. The financial statements and financial statement schedules referred to above are included in reliance upon such reports of KPMG LLP, given upon the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

        Upon completion of the offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings will also be available over the internet at the SEC's website at http://www.sec.gov. We intend to list the Common Shares on the New York Stock Exchange. Upon listing, periodic reports, proxy statements and other information concerning Platinum Holdings. will be available for review at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. After the offering, we expect to provide annual reports to our shareholders that include financial information reported on by our independent public accountants.

        We have filed a registration statement on Form S-1 with the SEC (File No. 333-            ). This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to one of our contracts or other documents, please be aware that the reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C. as well as through the SEC's internet site.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS AND OTHER MATTERS

        Platinum Holdings is a Bermuda company, and certain of its officers and directors are or will be residents of various jurisdictions outside the United States. A substantial portion of the assets of Platinum Holdings and of such officers and directors, at any one time, are or may be located in jurisdictions outside the United States. In particular, Platinum Bermuda is also a Bermuda corporation. Therefore, it ordinarily could be difficult for investors to effect service of process within the United States on Platinum Holdings or any of these officers and directors who reside outside the United States or to recover against Platinum Holdings or any such individuals on judgments of courts in the United States, including judgments predicated upon civil liability under the U.S. federal securities laws. Notwithstanding the foregoing, Platinum Holdings has irrevocably agreed that it may be served with process with respect to actions against us arising out of violations of the U.S. federal securities laws in any federal or state court in the U.S. relating to the transactions covered by this prospectus by serving CT Corporation System, 1633 Broadway, 30th Fl., New York, New York 10019, telephone (800)624-0909, its United States agent appointed for that purpose. Nevertheless, it may be difficult for you to effect service of process within the United States upon Platinum Holdings' directors, officers and experts who reside outside the United States or to enforce in the United States judgments of U.S. courts obtained in actions against Platinum Holdings or its directors and officers, as well as the experts named in this document, who reside outside the United States. Platinum Holdings has been advised by Conyers, Dill & Pearman, its Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of United States courts obtained in actions against such persons or Platinum Holdings predicated upon the civil liability provisions of the United States federal securities laws and (2) original actions brought in Bermuda against such persons or Platinum Holdings predicated solely upon United States federal securities laws. There is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies available under the U.S. federal securities laws, would not be allowed in Bermuda courts as contrary to Bermuda's public policy.

THE PREDECESSOR BUSINESS

        We present below selected historical combined financial data of Predecessor. Our pro forma underwriting results presented under "Management's Discussion and Analysis of Pro Forma Financial Condition and Underwriting Results" in this prospectus show that our 2001 net premiums written, as adjusted for the business not transferred and the exclusion of St. Paul's corporate aggregate excess-of-loss treaty, represent approximately 76% of Predecessor's net written premium for the same period. Also, we are assuming no premium or loss development on business entered into prior to January 1, 2002. Accordingly, we caution that Predecessor's underwriting results and Predecessor's financial statements presented in this prospectus are not indicative of the actual results that we will achieve once we commence operations. For a detailed discussion of our pro forma underwriting results, see "Pro Forma Consolidated Financial Information".

        In addition to the effect of the non-transfer of certain portions of Predecessor's business to us and the exclusion of St. Paul's aggregate excess-of-loss treaty, other factors may cause our actual results to differ materially from Predecessor's results. For example, although we continue to be afforded the benefits of St. Paul's reinsurance program for the remainder of 2002, we may enter into reinsurance contracts with significantly different terms and conditions from those that have been made available to us from St. Paul Re and which form the basis of Predecessor results. Furthermore, the additional premiums recorded in 2001 by Predecessor's finite risk business primarily associated with the September 11, 2001 terrorist attack were exceedingly high and not necessarily indicative of the recurring premium volume we expect to write in that business segment.

        As further discussed in the Note under "Pro Forma Consolidated Statements of Underwriting Results of Platinum Holdings", the following table illustrates the difference between Platinum's pro forma consolidated financial information and Predecessor's for the year ended December 31, 2001.

	Year ended December 31, 2001
	Historical Predecessor	Pro Forma Platinum
	($ in millions)
Net premiums earned	$1,593	$1,187
Underwriting losses and expenses
Losses and loss adjustment expenses	1,922	1,296
Underwriting expenses	397	258

Total underwriting losses and expenses	2,319	1,554

Underwriting gain (loss)	$(726)	$(367)

Selected Combined and Other Financial Data

Five-year Summary of Selected Financial Data Predecessor

	2001	2000	1999	1998	1997
	($ In millions, except ratios)
Net premiums written	$1,677	$1,073	$913	$1,017	$1,155
Net premiums earned	1,593	1,121	878	1,003	1,198
Losses and loss adjustment expenses	1,922	811	500	658	819
Underwriting expenses	397	424	302	341	379

Underwriting gain (loss)	$(726)	$(114)	$76	$4	$—

Statutory combined ratio:
Loss and loss expense ratio	120.6%	72.3%	57.0%	65.6%	68.4%
Underwriting expense ratio	25.1%	39.7%	35.1%	33.3%	31.1%

Combined ratio	145.7%	112.0%	92.1%	98.9%	99.5%

Adjusted combined ratio*	117.6%	120.4%	109.2%	98.9%	99.5%

Impact of catastrophes on combined ratio	40.4%	12.0%	16.3%	8.6%	0.3%

*
For purposes of meaningful comparison, adjusted combined ratios in 1999 - 2001 exclude the impact of the reinsurance treaties described in Note 8 to the combined financial statements, and in 2001, the impact of the September 11, 2001 terrorist attack.

Management's Discussion and Analysis of Financial Condition and
Underwriting Results of the Predecessor Business

        The following discussion and analysis pertains to the operating results of the Reinsurance underwriting segment of St. Paul, for the years ended December 31, 2001, 2000 and 1999, and for the three-month periods ended March 31, 2002 and 2001. That segment is hereinafter referred to as "Predecessor". This discussion and analysis should be read in conjunction with Predecessor's combined financial statements and related notes found on pages F-12 to F-27, because they contain important information that is helpful in evaluating Predecessor's operating results and financial condition.

        Predecessor operations include the underwriting results of certain insurance and reinsurance subsidiaries in St. Paul's group of companies, as well as the underwriting results of the reinsurance departments of St. Paul Fire and Marine Insurance Company ("Fire and Marine"), and United States Fidelity and Guaranty Company ("USF&G"), St. Paul's two largest U.S. insurance subsidiaries. The financial results reported herein for Predecessor are reconcilable to St. Paul's Reinsurance segment results reported in St. Paul's audited consolidated financial statements for each year in the three-year period ended December 31, 2001, which are included in St. Paul's 2001 Annual Report to Shareholders.

        It is the practice of St. Paul to evaluate the performance of its property-casualty insurance underwriting segments on the basis of underwriting results. Therefore, this discussion focuses on each segments' performance based on underwriting results. St. Paul does not allocate assets or investment income to its respective underwriting segments, and therefore, neither assets nor surplus are specifically identifiable for Predecessor. As a result, the following discussion and analysis focuses almost exclusively on those factors influencing underwriting performance for each of Predecessor's four business segments. Those segments, whose results are analyzed in more detail later in this discussion, are as follows: North American Casualty, North American Property, International, and Finite Risk.

        In the years covered by this discussion, Predecessor underwrote traditional treaty and facultative reinsurance for property, casualty, ocean marine, surety, accident & health and certain specialty classes of coverage for leading property and casualty insurance companies worldwide. Predecessor also underwrote certain types of "non-traditional" reinsurance, which provides limited traditional underwriting risk combined with financial risk protection.

Critical Accounting Policies

        Predecessor's significant accounting policies are described in the notes to St. Paul's Reinsurance Underwriting Segment (Predecessor)'s Combined Financial Statements. The following is a summary of the critical accounting policies that affected Predecessor's underwriting performance: premiums, reserves and reinsurance.

  Premiums

        Premiums were recorded at the inception of each policy, based upon information received from ceding companies and their brokers. For excess-of-loss contracts, the amount of premium was usually contractually documented at inception, and no management judgment was necessary in accounting for this. Premiums were earned on a pro rata basis over the contract period. For proportional treaties, the amount of premium was normally estimated at inception by the ceding company. Predecessor accounted for such premium using the initial estimates, and then adjusted them once a sufficient period for actual premium reporting had elapsed, normally around three years. For the year ended December 31, 2001 the net amount of premium written resulting from estimate accruals was less than 25% of total premiums written. Predecessor also accrued for reinstatement premiums resulting from losses. Such accruals were based upon actual contractual terms, and the only element of management judgment involved was with respect to the amount of loss reserves, as described below.

  Reserves

        Under U.S. GAAP, Predecessor is not permitted to establish loss reserves until the occurrence of an event which may give rise to a claim. As a result, only loss reserves applicable to losses incurred up to the reporting date may be set aside, with no allowance for the provision of a contingency reserve to account for expected future losses. Losses arising from future catastrophic events will be estimated and recognized at the time the loss is incurred and could be substantial.

        Setting appropriate reserves for catastrophes is an inherently uncertain process. Loss reserves represent Predecessor's estimates, at a given point in time, of ultimate settlement and adjustment costs of losses incurred (including IBNR losses). Predecessor regularly reviewed and updated these estimates, using the most current information available. Consequently, the ultimate liability for a catastrophic loss was likely to differ from the original estimate. Whenever Predecessor determined that any existing loss reserves were inadequate, Predecessor was required to record such change in estimate; increasing the loss reserves with a corresponding reduction, which could be material, in Predecessor's operating results in the period in which the deficiency was identified. The establishment of new reserves, or the adjustment of reserves for reported claims, could result in significant upward or downward changes to Predecessor's financial condition or results of underwriting in any particular period.

        The reserve for losses and loss adjustment expenses was based upon reports, individual case estimates received from ceding companies, and management's estimates. Predecessor management's estimates were used mostly to estimate IBNR loss amounts. For certain catastrophic events, there was considerable uncertainty underlying the assumptions and associated estimated reserves for losses and loss adjustment expenses. Reserves were reviewed regularly and, as experience developed and additional information became known, the reserves were adjusted as necessary. Such changes in estimate, if necessary, were reflected in results of operations in the current period.

  Reinsurance

        Written premiums, earned premiums, and incurred losses and LAE reflected the net effects of assumed and ceded reinsurance transactions. Reinsurance accounting was followed for assumed and ceded transactions when risk transfer requirements had been met. These requirements involved significant assumptions being made related to the amount and timing of expected cash flows, as well as the interpretation of underlying contract terms. Assumed reinsurance contracts that did not transfer significant insurance risk were required to be accounted for as deposits. These deposits were accounted for as financing transactions, with interest expense credited to the contract deposit. Premiums received on retroactive reinsurance contracts are not reflected in the statement of operations, but rather are recorded in the combined statement of identifiable underwriting assets and liabilities as an increase to loss and loss adjustment expenses reserves for the liabilities assumed and as assets based on the consideration received. A deferred charge or credit is recorded for any difference between liabilities assumed and consideration received.

Consolidated Overview

        The following table summarizes Predecessor's results for the periods presented.

	Year Ended December 31,
	2001	2000	1999
	(In Millions)
Net premiums earned
Net premiums written	$1,677	$1,073	$913
Change in unearned premiums	(84)	48	(35)

Net premiums earned	1,593	1,121	878
Losses and underwriting expenses
Losses and loss adjustment expenses	1,922	811	500
Policy acquisition expenses	315	336	220
Other underwriting expenses	82	88	82

Total losses and underwriting expenses	2,319	1,235	802

Underwriting gain (loss)	$(726)	$(114)	$76

        The 56% increase in net written premiums in 2001 was principally driven by new business growth in the North American Casualty and North American Property segments, additional premiums recorded for prior underwriting years in the North American Casualty segment, and strong price increases in all segments. Price increases continued throughout 2001 in response to the growing demand for reinsurance coverages, and those increases accelerated during the fourth quarter in the aftermath of the September 11, 2001 terrorist attack. In 2000, net premium growth was driven by new business opportunities in the non-traditional reinsurance market and price increases across virtually all lines of traditional reinsurance coverage.

        Underwriting results in 2001 were dominated by losses resulting from the terrorist attack, which totaled $556 million. Excluding those losses, underwriting results in 2001 were still significantly worse than in 2000, with deterioration centered in the North American Casualty and Finite Risk segments. Catastrophe losses (excluding the terrorist attack) totaled $92 million in 2001, driven by losses from the explosion of a chemical plant in Toulouse, France and Tropical Storm Allison in the United States. Catastrophe losses in 2000 totaled $135 million and were primarily the result of additional loss development from European storms occurring near the end of 1999.

        The deterioration in 2000 underwriting results compared with 1999 was due to significant adverse loss development from years prior to 2000, including development from the European storms at the end of 1999. Adverse prior-year loss development on retrocessional business written in Predecessor's London operations also played a significant role in 2000's underwriting loss. In addition, the North American treaty casualty business accounted for $131 million of underwriting losses in 2000.

Retrocessional Reinsurance

        Predecessor underwriting results for 2001, 2000 and 1999 reflect the benefits of its retrocessional reinsurance program. Under this program, Predecessor purchases reinsurance for its own benefit, to limit the effect on its financial condition and operating results of large and multiple losses. Under this program, Predecessor ceded the following amounts to reinsurers:

	Year Ended December 31,
	2001	2000	1999
	($ in Millions)
Net premiums written	$177	$254	$318
Net premiums earned	172	260	314
Losses and loss adjustment expenses	396	386	377
Underwriting expenses	14	13	30

Net underwriting benefit	$238	$138	$93

        Included in the above totals were the impacts of St. Paul's corporate aggregate excess-of-loss reinsurance treaties that were entered into effective on January 1 of each year (hereinafter referred to as the "St. Paul corporate program") and a separate aggregate excess-of-loss treaty exclusive to Predecessor. Coverage under the St. Paul corporate program treaties was triggered when incurred insurance losses and loss adjustment expenses spanning all segments of St. Paul's business exceeded accident year attachment loss ratios specified in the treaty. In addition, Predecessor results benefited from a separate aggregate excess-of-loss reinsurance treaty exclusive to Predecessor in each year, which were unrelated to the St. Paul corporate program. These treaties are collectively referred to hereafter as the "reinsurance treaties".

        The following table describes the combined impact of these cessions under the reinsurance treaties on Predecessor's results.

	Year Ended December 31,
	2001	2000	1999
	($ In Millions)
St. Paul's Corporate Program:
Ceded premiums written	$(67)	$80	$89
Ceded losses and loss adjustment expenses	(126)	140	164
Ceded earned premiums	(67)	80	89

Net pretax benefit (detriment)	(59)	60	75

Predecessor's Treaty:
Ceded premiums written	119	55	62
Ceded losses and adjustment expenses	278	122	150
Ceded earned premiums	119	55	62

Net pretax benefit	159	67	88

Combined Total:
Ceded premiums written	52	135	151
Ceded losses and loss adjustment expenses	152	262	314
Ceded earned premiums	52	135	151

Net pretax benefit	$100	$127	$163

        The impact of St. Paul's 2000 and 1999 corporate program treaties was allocated to Predecessor based on Predecessor's underwriting results relative to the underwriting results of St. Paul's other underwriting segments. St. Paul did not cede any losses to its corporate program in 2001. The detriment to Predecessor's operations in the table for calendar year 2001 represents the impact of St. Paul's reallocation of the 1999 corporate treaty benefits among St. Paul's business segments in 2001. This reallocation was necessary to reflect the impact of differences between St. Paul's actual 2001 experience on losses ceded to the corporate program in 2000 and 1999, by segment, and the anticipated experience on those losses in 2000 and 1999, when the initial segment allocation was made. St. Paul chose not to have a corporate program in place for 2002.

        The combined net pretax benefit of the reinsurance treaties was allocated to Predecessor's business segments as follows:

	Year Ended December 31,
	2001	2000	1999
	($ In Millions)
North American Casualty	$13	$42	$28
North American Property	40	49	60
International	30	36	51
Finite Risk	17	0	24

Total	$100	$127	$163

September 11, 2001 Terrorist Attack

        On September 11, 2001, terrorists hijacked four commercial passenger jets in the United States. Two of the jets were flown into the World Trade Center towers in New York, N.Y., causing their collapse. The third jet was flown into the Pentagon building in Washington, D.C., causing severe damage, and the fourth jet crashed in rural Pennsylvania. This terrorist attack caused significant loss of life and resulted in unprecedented losses for the property and casualty insurance industry. Predecessor's estimated net pretax loss incurred as a result of the terrorist attack totaled $556 million, distributed among business segments as follows:

Year Ended December 31, 2001
(In Millions)
North American Property	$233
North American Casualty	32
International	162
Finite Risk	129

Total	$556

        For further information related to the terrorist attack, refer to the Notes to The St. Paul Companies, Inc. Reinsurance Underwriting Segment (Predecessor)'s Combined Financial Statements beginning on page F-12 of this prospectus.

Elimination of One-Quarter Reporting Lag

        In the first quarter of 2000, Predecessor eliminated the one-quarter reporting lag for its reinsurance operations based in the United Kingdom ("St. Paul Re U.K.") in order to report the results of those operations on a current basis. As a result, Predecessor's results for 2000 include St. Paul Re-U.K.'s results for the fourth quarter of 1999 and all of 2000. The incremental impact of eliminating the reporting lag, which consists of St. Paul Re-U.K.'s results for the three months ended December 31, 2000, was as follows.

Year Ended December 31, 2000
(In Millions)
Net premiums written	$7
Net premiums earned	51
Underwriting loss	(10)

Underwriting Results By Segment

        The following table summarizes written premiums, underwriting results, statutory combined ratios and adjusted combined ratios (as described in the footnote to the table) for each of Predecessor's business segments for the last three years. These segments are managed in a carefully coordinated fashion with strong elements of centralized control. As a result, management monitors and evaluates the financial performance of these segments principally based on their underwriting results. Following the table are detailed analyses of each segment's results.

	Year Ended December 31
	2001	2000	1999
	($ in millions)
North American Casualty
Net premiums written	$667	$340	$262
Net premiums earned	588	319	245
Losses and loss adjustment expenses	584	261	61
Underwriting expenses	219	134	109

Underwriting gain (loss)	$(215)	$(76)	$75

Combined ratio	135.4%	124.9%	68.8%
Adjusted combined ratio*	131.5%	131.4%	82.2%
North American Property
Net premiums written	$216	$170	$207
Net premiums earned	216	204	196
Losses and loss adjustment expenses	381	133	153
Underwriting expenses	67	72	71

Underwriting gain (loss)	$(232)	$(1)	$(28)

Combined ratio	207.3%	104.6%	112.6%
Adjusted combined ratio*	116.9%	122.2%	134.8%
International
Net premiums written	$248	$145	$160
Net premiums earned	242	188	160
Incurred losses and loss adjustment expenses	289	128	102
Underwriting expenses	62	70	79

Underwriting gain (loss)	$(109)	$(10)	$(21)

Combined ratio	143.8%	111.6%	114.0%
Adjusted combined ratio*	89.5%	125.0%	134.7%
Finite Risk
Net premiums written	$546	$418	$284
Net premiums earned	547	410	277
Incurred losses and loss adjustment expenses	668	289	184
Underwriting expenses	49	148	43

Underwriting gain (loss)	$(170)	$(27)	$50

Combined ratio	131.6%	106.2%	85.8%
Adjusted combined ratio*	114.2%	106.2%	94.9%

TOTAL
Net premiums written	$1,677	$1,073	$913
Net premiums earned	1,593	1,121	878
Incurred losses and loss adjustment expenses	1,922	811	500
Underwriting expenses	397	424	302

Underwriting result	$(726)	$(114)	$76

Loss and loss expense ratio	120.6%	72.3%	57.0%
Underwriting expense ratio	25.1%	39.7%	35.1%

Combined ratio	145.7%	112.0%	92.1%

Adjusted combined ratio*	117.6%	120.4%	109.2%

*
For purposes of meaningful comparison, adjusted combined ratios in all periods presented exclude the impact of the reinsurance treaties described before the table and the September 11, 2001 terrorist attack.

  Loss Ratio

        The loss ratio measures insurance losses and loss adjustment expenses incurred as a percentage of earned premiums. Predecessor's reported loss ratio in 2001 included a 42.6 point detriment from losses incurred in the terrorist attack. The reported loss ratios in 2001, 2000 and 1999 also included benefits from the reinsurance treaties.

        Catastrophe losses totaled $880 million in 2001, of which $788 million was due to the September 11, 2001 terrorist attack. Most of the other $92 million of catastrophe losses were the result of a variety of storms throughout the year in the U.S. and the explosion of a chemical manufacturing plant in Toulouse, France. In 2000 and 1999, catastrophe losses totaled $135 million and $153 million, respectively. Additional loss development arising from severe windstorms that struck portions of Europe in late 1999 and severe flooding in the United Kingdom drove the 2000 total. Major events contributing to the 1999 total included Hurricane Floyd, earthquakes in Taiwan and Turkey, and European windstorms.

  Expense Ratio

        The expense ratio measures underwriting expenses as a percentage of premiums written. Predecessor's reported expense ratio in 2001 included an 8.2 point benefit resulting from a $91 million reduction in contingent commissions that had been accrued prior to September 11, 2001. The magnitude of losses from the terrorist attack resulted in the reversal of that accrual. The reported expense ratios in 2001, 2000 and 1999 included detriments from the reinsurance treaties. No underwriting expenses were ceded under the treaties; however, the expense ratios in all three years included the effects of written premiums ceded under the treaties.

        During 2000, Predecessor reduced its estimate of ultimate losses on certain non-traditional reinsurance business by $56 million, and made a corresponding increase in its estimate of reserves for contingent commissions by $66 million. Although these changes in estimate did not have a significant impact on underwriting results for the year, they did distort the components of the combined ratio in 2000. Excluding these changes, the loss ratio would have been 89.8%, and the expense ratio would have been 29.8% (both excluding the benefits of the reinsurance treaties).

        The following pages provide a more detailed discussion of 2001 results vs. prior periods produced by Predecessor's four business segments. To provide a more meaningful analysis of the underlying performance of Predecessor's business segments, the discussion of segment results excludes the impact of the September 11, 2001 terrorist attack in 2001 and the reinsurance treaties in all three years. The impact of the terrorist attack on individual segment results, and the impact of the reinsurance treaties was discussed on pages 134 and 135 of this prospectus.

North American Casualty

        The North American Casualty segment consisted of casualty reinsurance underwritten for customers domiciled in the United States and Canada. The following types of casualty coverages were offered: general, workers' compensation, auto, medical professional, non-medical professional, directors and officers, employment practices, surplus lines, umbrella and environmental impairment. This segment also included accident and health reinsurance coverages. The following table summarizes results for this segment for the periods presented, and excludes the impact of the reinsurance treaties and the September 11, 2001 terrorist attack.

	Year Ended December 31
	2001	2000	1999
	($ in millions)
Net premiums written	$679	$400	$288
Percentage increase (decrease) over prior year	70%	39%
Underwriting gain (loss)	$(195)	$(114)	$47
Loss and loss adjustment expense ratio	95.7%	94.6%	42.1%
Underwriting expense ratio	35.8%	36.8%	40.1%

Combined ratio	131.5%	131.4%	82.2%

  2001 vs. 2000

        A significant portion of the 70% increase in net written premium volume over 2000 was due to additional premiums recorded on business from the underwriting years 2000 and 1999. Predecessor had been conservative in recording estimated premiums from ceding companies in a soft market environment, but as rate increases began to accelerate faster than anticipated, it was determined that estimated premiums to be received from cedents for the underwriting years 2000 and 1999 were under accrued. Predecessor recorded the increase in premium from those years in 2001 as the revenue materialized. In addition, new business from large quota share contracts accounted for approximately $65 million of premium growth in 2001, and accident and health new business contributed approximately $51 million to premium volume for the year.

        The reported underwriting result in 2001 included losses from underwriting years prior to 2001. These losses were centered in surplus lines and first-dollar auto reinsurance coverages. The surplus lines losses primarily resulted from higher than expected frequency of losses associated with program business. In particular, the experience attributable to certain black car and tow truck programs were worse than expected. In addition, competitive market conditions in the earlier underwriting years contributed to a soft pricing environment for surplus lines reinsurance in those years. The first-dollar auto losses in 2001 were primarily the result of unfavorable emergence stemming from the binders and professional indemnity book.

  2000 vs. 1999

        The 39% increase in net premium volume in 2000 compared with 1999 was largely driven by new business. In 2000, Predecessor entered the accident and health market to take advantage of significant improvements in the medical stop loss market. This business accounted for $33 million of written premiums in 2000. In addition, a large quota share treaty also contributed $45 million in new premium volume in 2000. North American surplus lines casualty business written by Predecessor's London operations increased by $23 million in 2000, due to price increases and the withdrawal of other surplus lines underwriters in London.

        The reported underwriting loss for 2000 deteriorated significantly to $114 million, compared with an underwriting profit of $47 million in 1999. In 2000, Predecessor started to experience an increase in claims reported from underwriting years 1997 through 1999 which had not been evident in 1999.

North American Property

        The North American Property segment consisted of property reinsurance business underwritten for customers domiciled in the United States and Canada. Coverages offered included proportional, per-risk, excess-of-loss and surplus lines reinsurance, and catastrophe treaties. This segment also included the results of retrocessional reinsurance business, and crop and agricultural reinsurance. The following table summarizes results for this segment for the periods presented, and excludes the impact of the reinsurance treaties and the September 11, 2001 terrorist attack.

	Year Ended December 31
	2001	2000	1999
	($ in millions)
Net premiums written	$230	$218	$254
Percentage increase (decrease) over prior year	6%	(14%)
Underwriting gain (loss)	$(39)	$(51)	$(87)
Loss and loss adjustment expense ratio	88.1%	91.6%	106.1%
Underwriting expense ratio	28.8%	30.6%	28.7%

Combined ratio	116.9%	122.2%	134.8%

  2001 vs. 2000

        The 6% increase in premium volume in 2001 over 2000 was primarily due to rate increases throughout this segment, the impact of which were substantially offset by a deliberate reduction in business volume for crop reinsurance and retrocessional reinsurance due to unfavorable treaty terms and conditions. Price increases for per-risk excess-of-loss reinsurance grew substantially as the year progressed, reflecting the impact of poor results on prior treaties. Proportional premium volume grew nearly 40% over 2000, primarily due to price increases.

        The improvement in underwriting results compared with 2000 was primarily due to a reduction in retrocessional reinsurance losses. Predecessor began exiting the retrocessional market in 2000, and by the end of 2001, underwrote a minimal amount of that business. Proportional reinsurance coverages produced improved results over 2000, largely due to favorable loss development on 1999 and prior underwriting years. These improvements were partially offset by deterioration in North American reinsurance results from business underwritten in London. In addition, excess-of-loss reinsurance results in 2001 suffered from the effects of tropical storm Allison, which struck the southeastern United States in the spring. Crop reinsurance losses were significant in 2001, due to adverse loss development on both 2001 and 2000 underwriting year business. Several hailstorms in the U.S. played a major factor in the 2001 underwriting year losses. In addition, crop reinsurance results in 2001 reflected the negative impact of competitive market conditions in prior years that resulted in a soft pricing environment for this business.

  2000 vs. 1999

        The 14% decline in net premium volume in 2000 compared with 1999 reflected an intentional reduction in business volume due to concerns about underlying price levels, catastrophe exposures and unsatisfactory treaty terms. Retrocessional net premiums declined approximately 27%, and proportional volume was down 45% from 1999 levels. Near the end of 2000, some underlying price improvement emerged due to the continuing deterioration in results for reinsurers.

        With the exception of catastrophe business, all lines of business recorded unprofitable results in 2000. Excess-of-loss business showed improvement over 1999, due to the lack of catastrophe losses and favorable prior-year development. Proportional business results deteriorated from 1999, due to loss development from the 1999 underwriting year. Per-risk excess-of-loss results were also worse than 1999. Crop reinsurance results in 2000 deteriorated from 1999, and retrocessional business from the London market produced significant losses despite a declining book of business.

International

        Predecessor's International segment underwrote property and casualty reinsurance for customers domiciled outside of North America. This segment also included results from marine and aerospace business, because of the global nature of those exposures. The following table summarizes results for this segment for the periods presented, and excludes the impact of the reinsurance treaties and the September 11, 2001 terrorist attack.

	Year Ended December 31
	2001	2000	1999
	($ in millions)
Net premiums written	$255	$176	$212
Percentage increase (decrease) over prior year	45%	(17%)
Underwriting gain (loss)	$24	$(47)	$(73)
Loss and loss adjustment expense ratio	65.8%	88.9%	96.5%
Underwriting expense ratio	23.7%	36.1%	38.2%

Combined ratio	89.5%	125.0%	134.7%

  2001 vs. 2000

        The 45% increase in net premiums over 2000 reflected improving market conditions in 2001, characterized by significant rate increases and increasingly favorable terms and conditions on new and renewal business during the year. The magnitude of year-over-year premium growth in 2001 was partially aided by Predecessor's deliberate actions in 2000 to reduce premium volume in certain underperforming lines of business, including proportional treaty business and low-level risk excess-of-loss business. Net premium growth in 2001 was centered in property coverages, where rate increases averaged 33% for the year. For marine coverages, rate increases averaged 20% in 2001.

        During 2001, Predecessor sought to take advantage of market conditions and realign its portfolio by further reducing underperforming business volume, and expanding new business in virtually all of its remaining operations. The significant improvement in the loss ratio compared with 2000 reflected the success of those efforts, and also reflected a significant decline in catastrophe losses. In 2001, the only major catastrophe affecting the International segment (excluding the September 11, 2001 terrorist attack) was the explosion of a chemical plant in Toulouse, France, which resulted in $13 million of incurred losses. By contrast, 2000 results included a cumulative total of $34 million of catastrophe losses, the majority of which resulted from additional loss development from severe windstorms that struck portions of Europe in late 1999.

  2000 vs. 1999

        The 17% decline in 2000 net premiums written compared with 1999 resulted from Predecessor's deliberate reduction in pro rata property business volume due to unacceptable underwriting conditions. In addition, Predecessor changed the method it used to estimate reinsurance premiums in the International segment for the 1999 underwriting year following St. Paul's merger with USF&G Corporation in 1998 and the subsequent integration of F&G Re, the reinsurance department of USF&G into Predecessor's operations. Throughout the majority of 2000, worldwide reinsurance market conditions remained unfavorable, and Predecessor maintained a cautious approach to premium growth in the International arena. However, the spate of large catastrophe losses which occurred in late 1999 and affected calendar year 2000 results proved to be the catalyst for an increase in property catastrophe reinsurance pricing. In the last quarter of 2000, the soft market conditions that had prevailed for several years began to improve, laying the groundwork for significantly improved operating conditions in 2001.

        Although 2000 was relatively free from major natural catastrophes, adverse development from the aforementioned 1999 catastrophic events contributed significantly to Predecessor's reported results in 2000. Of the $34 million of catastrophe losses incurred in 2000, the only significant events that actually occurred in 2000 were a series of storm and flood losses in the United Kingdom, which resulted in losses of $13 million.

        In 1999, market conditions were difficult due to excess capacity and severe competition in the reinsurance sector. Overall pricing continued to be inadequate as worldwide reinsurers competed for market share in a stagnant worldwide non-life insurance market. Predecessor's International segment loss ratio in 1999 suffered from a total of $73 million of catastrophe losses resulting from earthquakes in Taiwan and Turkey, Typhoon Bart in Japan, Hurricane Floyd, and the severe windstorms in Northern Europe.

Finite Risk

        Predecessor's Finite Risk segment underwrote non-traditional reinsurance treaties for leading insurance and reinsurance companies worldwide. Non-traditional reinsurance combines limited traditional underwriting risk with financial risk protection and is generally utilized by sophisticated insurers who are willing to share in a portion of their insurance losses. Products include multi-year funded excess-of-loss treaties, aggregate stop loss treaties, finite quota share treaties, loss portfolio transfers, and adverse development covers. This segment also included bond & credit reinsurance coverages. The following table summarizes results for this segment for the periods presented, and excludes the impact of the reinsurance treaties and the September 11, 2001 terrorist attack.

	Year Ended December 31,
	2001	2000	1999
	($ in millions)
Net premiums written	$424	$418	$311
Percentage increase (decrease) over prior year	1%	34%
Underwriting gain (loss)	$(57)	$(28)	$26
Loss and loss adjustment expense ratio	80.7%	70.5%	77.3%
Underwriting expense ratio	33.5%	35.7%	17.6%

Combined ratio	114.2%	106.2%	94.9%

  2001 vs. 2000

        Net written premiums grew slightly in 2001 over an abnormally large premium base in 2000 that had resulted from three large new contracts and additional premiums related to a specific contract. Bond and credit reinsurance coverages accounted for $63 million of net written premium volume in 2001, compared with $62 million in 2000.

        The deterioration in underwriting results in 2001 was primarily due to $31 million of losses generated by bond and credit reinsurance, of which $15 million resulted from surety bond losses related to Enron Corporation's bankruptcy filing in late 2001. Bond and credit losses in 2000 totaled $2 million. In addition, the Finite Risk segment incurred $39 million of losses from three major marine and aviation events: the collapse of the Petrobras oil platform; a terrorist group's ground attack on commercial airliners in Sri Lanka, and the chemical plant explosion in Toulouse, France.

  2000 vs. 1999

        Net written premiums in 2000 increased $107 million over 1999, of which $67 million collectively resulted from the origination of two new loss portfolio transfer contracts and one new finite quota share treaty. In addition, $47 million of additional written premiums were recognized on a specific aggregate stop-loss contract due to adverse loss development.

        Additional loss development from the severe storms that struck portions of Europe in late 1999 accounted for $36 million of underwriting losses in 2000 in the Finite Risk segment. However, $52 million in underwriting profits were recognized in 2000 from five large treaties that were either commuted or experienced favorable loss development.

        During 2000, the Finite Risk segment reduced its estimate of ultimate losses on certain non-traditional reinsurance business by $56 million, and correspondingly increased its estimate of profit commission reserves by $66 million. Excluding these changes, the loss ratio would have been 84.2%, and the expense ratio would have been 19.6%.

Capital Resources and Liquidity

        Predecessor's primary sources of capital resources and liquidity were premium revenues received from its reinsurance business, and capital contributions, when necessary, from The St. Paul. As a component of St. Paul's consolidated operations, Predecessor was dependent upon St. Paul to provide the necessary capital to adequately support the level of its business operations.

Exposures to Market Risk

        Market risk can be described as the risk of change in fair value of a financial instrument due to changes in interest rates, equity prices, creditworthiness, foreign exchange rates or other factors. As a component of St. Paul's consolidated operations with no invested assets of its own, Predecessor had no direct exposure to these various types of market risk, except for the potential impact of changes in foreign currency exchange rates on its insurance reserves. St. Paul actively managed its exposure to such foreign currency risks by purchasing investments denominated in foreign currencies to hedge insurance reserves denominated in the same currencies, which effectively reduced its foreign currency exchange rate exposure.

Reserves for Losses and Loss Adjustment Expenses For Predecessor Business

General Information

        Losses represent the amounts paid, or expected to be paid, to ceding companies for events that have occurred. The cost of investigating, resolving and processing these claims are known as loss adjusting expenses or LAE. Reserves are established that reflect the estimated unpaid total cost of these two items. These reserves include estimates of the total cost of claims that were reported, but not yet paid, and the cost of claims incurred but not yet reported or IBNR. The reserves for unpaid losses and LAE at December 31, 2001 cover claims that were incurred not only in 2001 but also in prior years. Loss reserves are reduced for estimates of salvage and subrogation.

        Because many of the reinsurance coverages offered by Predecessor involve losses that may not ultimately be settled for many years after they are incurred, subjective adjustments as to ultimate exposure to losses are an integral and necessary component of the loss reserving process. The inherent uncertainties of estimating loss reserves are further exacerbated for reinsurers by the significant times that often elapse between the occurrence of an insured loss, the reporting of that loss to the primary insurer and, ultimately to the reinsurer, and the primary insurers payment of that loss and subsequent indemnification by the reinsurer. Reserves are recorded by considering a range of estimates bounded by a high point and a low point. Within that range, management's best estimate is recorded. Reserves are continually reviewed, using various statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. Reserves established in prior years are adjusted as loss experience develops and new information becomes available. Adjustments to previously estimated reserves are reflected in financial results in periods in which they are made.

        While the carried reserves make a reasonable provision for unpaid loss and LAE obligations, it should be noted that the process of estimating required reserves does, by its very nature, involve uncertainty. The level of uncertainty can be influenced by factors such as the existence of long tail coverage (when loss payments may occur for several years) and changes in claims handling practices, as well as factors noted above, and actual claim payments and LAE could be significantly different than estimates.

        Liabilities for unpaid losses and LAE related to certain assumed reinsurance contracts are discounted to the present value of estimated future payments. Prior to discounting, these liabilities totaled $306.4 million, $198.7 million, and $72.7 million at December 31, 2001, 2000 and 1999 respectively. The total discounted liability reflected on our combined statements of identifiable underwriting assets and liabilities was $264.9 million, $146.7 million and $47.6 million at December 31, 2001, 2000 and 1999, respectively. During 2001, $33 million of discount was amortized and $85 million of additional discount was accrued. The liabilities related to these reinsurance contracts were discounted using rates up to 7.5%, based on our return on invested assets or, in many cases, on yields contractually guaranteed to us on funds held by the ceding company, as permitted by the state of domicile, the Vermont Department of Banking, Insurance, Securities and Healthcare Administration.

Ten-year Development

        The table below presents a development of net loss and LAE reserve liabilities and payments for the years 1992 through 2001. The top line on the table shows the estimated liability for unpaid losses and LAE, net of reinsurance recoverables, recorded at the balance sheet date for each of the years indicated.

        In 1997, St. Paul changed the method by which it assigned loss activity to a particular year for assumed reinsurance written by our U.K.-based reinsurance operation, a component of Predecessor. Prior to 1997, that loss activity was assigned to the year in which the underlying reinsurance contract was written. In 1997, our analysis indicated that an excess amount of loss activity was being assigned to prior years because of this practice. As a result, we implemented an improved procedure in 1997 that more accurately assigns loss activity for this business to the year in which it occurred. This change had the impact of increasing favorable development on previously established reserves by approximately $110 million in 1997. There was no net impact on total incurred losses, however, because there was a corresponding increase in the provision for current year loss activity in 1997. Development data for individual years prior to 1997 in this table were not restated to reflect this new procedure because reliable data to do so was not available.

        The upper portion of the table, which shows the re-estimated amounts relating to the previously recorded liabilities, is based upon experience as of the end of each succeeding year. These estimates are either increased or decreased as further information becomes known about individual claims and as changes in the trend of claim frequency and severity become apparent.

        The "Cumulative redundancy (deficiency)" line on the table for any given year represents the aggregate change in the estimates for all years subsequent to the year the reserves were initially established. For example, the 1992 net reserve of $2,265 million developed to $2,231 million, or a $34 million redundancy, by the end of 1994. By the end of 2001, the 1992 reserve had developed a redundancy of $518 million. The changes in the estimate of 1992 loss reserves were reflected in operations during the past nine years. Likewise, the deficiency that developed with respect to year-end 2000 reserves was reflected in our results of operations for 2001.

        In 1993, Predecessor adopted the provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts". This statement required, among other things, that reinsurance recoverables on unpaid losses and LAE be shown as an asset, instead of the prior practice of netting this amount against insurance reserves for balance sheet reporting purposes.

        The middle portion of the table, which includes data for only those periods impacted since the adoption of SFAS No. 113 (the years 1992 through 2001), represents a reconciliation between the net reserve liability as shown on the top line of the table and the gross reserve liability as shown in the Predecessor's combined statements of identifiable underwriting assets and liabilities on page F-13 of this prospectus. This portion of the table also presents the gross re-estimated reserve liability as of the end of the latest re-estimation period (December 31, 2001) and the related re-estimated reinsurance recoverable.

        The lower portion of the table presents the cumulative amounts paid with respect to the previously recorded liability as of the end of each succeeding year. For example, as of December 31, 2001, $1,573 million of the currently estimated $1,747 million of net losses and LAE that have been incurred for the years up to and including 1992 have been paid. Thus, as of December 31, 2001, it is estimated that $174 million of net incurred losses and LAE have yet to be paid for the years up to and including 1992.

        Caution should be exercised in evaluating the information shown in this table. It should be noted that each amount includes the effects of all changes in amounts for prior periods. For example, the portion of the development shown for year-end 1996 reserves that relates to 1991 losses is included in the cumulative redundancy (deficiency) for the years 1991 through 1996.

        In addition, the table presents calendar year data. It does not present accident or policy year development data, which some readers may be more accustomed to analyzing. The social, economic and legal conditions and other trends which have had an impact on the changes in the estimated liability in the past are not necessarily indicative of the future. Accordingly, readers are cautioned against extrapolating any conclusions about future results from the information presented in this table.

        Note 4 to the combined financial statements, on page F-21 of Predecessor's combined financial statements, includes a reconciliation of beginning and ending loss reserve liabilities for each of the last three years and is incorporated herein by reference. Additional information about our reserves is contained in Note 4 of Predecessor's combined financial statements on page F-21 of this prospectus.

Analysis of Loss and Loss Adjustment Expense (LAE) Development

	Year ended December 31
	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
					(In millions)
Net liability for unpaid losses and LAE	2,265	2,189	2,241	2,424	2,695	3,116	3,226	2,855	2,666	3,693

Liability re-estimated as of:
One year later	2,225	2,179	2,218	2,431	2,758	3,040	3,058	2,730	2,761
Two years later	2,231	2,158	2,246	2,476	2,689	2,712	2,754	2,744
Three years later	2,211	2,179	2,272	2,423	2,239	2,447	2,739
Four year later	2,231	2,202	2,225	2,065	2,094	2,439
Five years later	2,262	2,168	1,874	1,853	2,073
Six years later	2,238	1,803	1,681	1,841
Seven years later	1,870	1,649	1,669
Eight years later	1,749	1,646
Nine years later	1,747
Ten years later
Gross cumulative redundancy (deficiency)
Cumulative redundancy (deficiency)	518	542	572	583	622	677	487	111	(95)	—

Net liability for unpaid losses and LAE	2,265	2,189	2,241	2,424	2,695	3,116	3,226	2,855	2,666	3,693
Reinsurance recoverable on unpaid losses	714	687	694	674	669	613	558	880	1,168	1,498
Gross Liability	2,979	2,876	2,935	3,098	3,365	3,729	3,784	3,735	3,834	5,191
Gross re-estimated liability
One year later	2,931	2,865	2,909	3,113	3,436	3,515	3,640	3,591	3,906
Two years later	2,939	2,841	2,946	3,166	3,188	3,286	3,294	3,635
Three years later	2,916	2,871	2,979	2,955	2,929	2,980	3,298
Four year later	2,944	2,901	2,791	2,680	2,644	2,988
Five years later	2,984	2,742	2,518	2,428	2,637
Six years later	2,850	2,448	2,285	2,428
Seven years later	2,549	2,258	2,283
Eight years later	2,395	2,265
Nine years later	2,402
Ten years later
Gross cumulative redundancy (deficiency)	577	611	652	670	728	741	486	100	(72)	—

Cumulative amount of net liability paid through:
One year later	492	369	339	365	357	414	696	780	663
Two years later	768	620	579	599	640	967	1,318	1,343
Three years later	951	792	736	780	1,071	1,425	1,650
Four years later	1,079	905	863	1,117	1,416	1,640
Five years later	1,154	998	1,134	1,375	1,544
Six years later	1,212	1,217	1,336	1,453
Seven years later	1,399	1,391	1,387
Eight years later	1,544	1,431
Nine years later	1,573
Ten years later
Cumulative amount of gross liability paid through:
One year later	551	410	376	397	381	439	746	838	706
Two years later	861	689	643	650	685	1,033	1,410	1,435
Three years later	1,068	882	817	847	1,152	1,523	1,760
Four years later	1,212	1,007	957	1,217	1,525	1,749
Five years later	1,297	1,110	1,258	1,500	1,661
Six years later	1,362	1,355	1,483	1,584
Seven years later	1,572	1,548	1,539
Eight years later	1,734	1,593
Nine years later	1,767
Ten years later

GLOSSARY OF SELECTED INSURANCE TERMS

Acquisition costs	Commission and brokerage fees paid to intermediaries for the production of premiums written, excise taxes and certain other underwriting expenses.
Alien insurer or reinsurer	An insurance or reinsurance company that is organized under the laws of a non-U.S. jurisdiction.
Attachment point	The amount of loss (per occurrence or in the aggregate, as the case may be) above which excess-of-loss reinsurance becomes operative.
Broker
One who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other services rendered, between (1) a policyholder and a primary insurer, on behalf of the policyholder, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.
Casualty	Coverage for actual or alleged negligence resulting in bodily injury or property damage to others.
Catastrophe
Defined by Platinum Holdings as an event that produces pre-tax losses before reinsurance in excess of $10 million to Platinum Holdings or in excess of $1 billion to the reinsurance industry. Common catastrophe events include hurricanes, earthquakes, tornadoes, wind and hail storms, fires and explosions.
Catastrophe loss	Loss and directly identified loss adjustment expenses from catastrophes.
Catastrophe excess-of-loss reinsurance
A form of excess-of-loss reinsurance that, subject to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a catastrophic event. The actual reinsurance document is called a "catastrophe cover".
Cede; Cedent; Ceding company	When a party reinsures all or part of its liability with another, it "cedes" the business being reinsured and is referred to as the "cedent" or "ceding company".
Claims made form	A policy form that requires claims related to the liabilities insured under the policy to be submitted to the insurer (i.e., "made") while the policy is in force.
Combined ratio
A combination of the expense ratio and the loss ratio on a SAP basis. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income.

Commercial lines	The various kinds of insurance which are written for businesses.
Deferred policy acquisition costs ("DAC")
Commissions and certain other underwriting, policy issuance and selling expenses which vary with and are directly related to the production of business. These acquisition costs are deferred and later amortized in proportion to either revenues or gross profits when reported in financial statements prepared in conformity with U.S. GAAP.
Directors and officers liability insurance	Liability insurance that covers liability for directors and officers for wrongful acts.
Earned premium	That portion of property-casualty premiums written which applies to the expired portion of the policy period. Earned premiums are recognized as revenues under both SAP and U.S. GAAP.
Errors and omissions liability insurance	Liability insurance generally available to the various professions that require protection for negligent acts and/or omissions.
Excess-of-loss reinsurance
A generic term describing reinsurance that indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a "retention". Also known as non-proportional reinsurance. Excess-of-loss reinsurance is written in layers. A reinsurer or group of reinsurers accepts a layer or layers of coverage above a limit or limits up to a specified amount or amounts. The total layers of coverage purchased by the cedent is referred to as a "program" and will typically be placed with predetermined reinsurers in prenegotiated layers. See "Program". Any liability exceeding the outer limit of the program reverts to the ceding company. The ceding company also bears the credit risk of a reinsurer's insolvency.
Expense ratio	Acquisition costs and general and administrative expenses, before any deferral of such costs as a percentage of net premiums earned. See "Combined ratio".
Exposure
This term in the insurance field may have several meanings: possibility of loss; a loss potential as measured by type of construction, areas or values; or a unit of measure of the amount of risk a company assumes (for example, one car insured for one year).

Facultative reinsurance	The reinsurance of part or all of the insurance provided by a single policy negotiated on a contract-by-contract basis.
Finite Risk
Insurance and reinsurance policies under which the aggregate risk to the insurer or reinsurer is capped at a finite limit. Typically, such policies have maturities of several years and provide for sharing profits arising from the policy with the client at the policy maturity. The policy limit-to-premium ratio is frequently significantly lower than under traditional insurance and reinsurance policies.
Frequency	The number of claims occurring under a given coverage divided by the number of exposures for the given coverage.
Incurred but not reported reserves ("IBNR")
Loss reserves for estimated losses and LAE that have been sustained by an insurer or reinsurer but not yet reported to the insurer or reinsurer including estimated future developments on losses which are known to the insurer or reinsurer.
Incurred losses	The total losses sustained by an insurer or reinsurer under its policies or contracts, whether paid or unpaid. Incurred losses include a provision for IBNR.
Layer	The interval between the retention or attachment point and the maximum limit of indemnity for which a reinsurer is responsible.
Lloyd's
Lloyd's of London, the formal name of which is "Underwriters at Lloyd's, London", an organization for underwriting insurance and reinsurance in which collections of corporate and individual (referred to as a "Name") members assume policy liabilities as the individual obligations of each.
Loss	An occurrence that is the basis for submission and/or payment of a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.
Loss adjustment expenses ("LAE")	The expenses of settling claims, including legal and other fees, and the portion of general expenses allocated to loss settlement costs.
Loss experience
The loss history for an account, a line of business, a book of business or some other defining category. Loss experience may include the date of loss, type of loss, amount of loss, whether the loss is open or closed, and a summary of the details of the loss.
Loss ratio; loss and LAE ratio	The ratio of losses and loss adjustment expenses incurred (including estimates thereof for claims incurred but not reported) to premiums earned on a SAP basis. See "Combined ratio".

Loss reserves
Liabilities established by insurers and reinsurers to reflect the estimated cost of loss payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for loss adjustment expenses.
Marine insurance	Coverage on all types of vessels, including airplanes and their cargos, including liabilities connected with them, and coverage on their cargos and also often includes warehouses.
National Association of Insurance Commissioners ("NAIC")
An association of the top insurance regulatory officials of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.
Net premiums earned	That portion of net property-casualty premiums written which applies to the expired portion of the policy period. Net premiums earned are recognized for accounting purposes as income during a period.
Net premiums written	Gross written premiums insured by an insurer less premiums ceded to reinsurers.
Personal lines	Types of insurance written for individuals or families, rather than for businesses.
Pool	An organization of insurers or reinsurers through which particular types of risks are underwritten with premiums, losses, and expenses being shared in agreed ratios.
Premiums	Payments and considerations, received on policies and contracts issued, renewed or reinsured by an insurance or reinsurance company.
Primary insurer	An insurance company that contracts with the insured to provide insurance coverage. Such primary insurer may then cede a portion of its business to reinsurers.
Program	A treaty or a combination of treaties that provide the cedent with one or more layers of reinsurance protection.
Property insurance	Insurance that indemnifies an entity with an insurable interest in tangible property for its loss, damage or loss of use.
Pro rata reinsurance
A generic term describing all forms of reinsurance in which the reinsurer shares a proportional part of the original premiums and losses of the reinsured. (Also known as proportional reinsurance, which includes quota share and surplus share reinsurance.)

Quota share reinsurance	Reinsurance wherein the insurer cedes an agreed fixed percentage of liabilities, premiums and losses for each policy covered on a pro rata or proportional basis, which may be up to 100%.
Rates	Premium charge per unit of insurance.
Reinstatement
The restoration of the reinsurance limit, under an excess-of-loss treaty, for any portion of the original limit depleted by losses incurred on that treaty by the reinsurer. The reinstatement applies for the remainder of the duration of the treaty, or until depleted by further losses.
Reinstatement premium	The premium charged for the restoration of the reinsurance limit of a catastrophe contract to its full amount after payment by the reinsurer of losses as a result of an occurrence.
Reinsurance
An arrangement in which a reinsurance company agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured.
Reinsurance agreement
Reinsurance of a specified type or category of risks between a ceding company and a reinsurer. Typically in treaty reinsurance, the ceding company is obligated to offer, and the reinsurer is obligated to accept, specified risks originally insured or reinsured by the ceding company.
Retention
The amount or portion of risk that an insurer retains for its own account. Losses in excess of the retention level are paid by the reinsurer or a group of reinsurers in layers. In proportional treaties, the retention may be a percentage of the original policy's limit. In excess-of-loss business, the retention typically is a dollar amount of loss, a loss ratio or a percentage.
Retrocession; Retrocessional reinsurance; Retrocessionaire
A transaction whereby a reinsurer cedes to another reinsurer, the retrocessionaire, all or part of the reinsurance that the first reinsurer has assumed. Retrocessional reinsurance does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured.
Risk-based capital ("RBC")	A measure adopted by the NAIC for assessing the statutory capital adequacy of insurers.

Risk excess-of-loss reinsurance
A form of excess-of-loss reinsurance that covers a loss of the primary insurer on a single "risk" in excess of its retention level, rather than aggregate losses for all covered risks, as does catastrophe excess-of-loss reinsurance. Examples of a single risk include the insurance coverage on one building or a group of buildings or the insurance coverage under a single policy.
Self insurance	Protection against loss by setting aside one's own money. This can be done on a mathematical basis by establishing a separate fund into which funds are deposited on a periodic basis.
Self-insured aggregate medical stop loss coverage
Coverage that goes into effect when an employer who has self insurance has its total group health insurance claims attain a certain level, e.g., a certain percentage in excess of 100% of its annual projected group health claims costs.
Severity	The cost of a claim under an insurance policy.
Statutory accounting practices ("SAP")	Recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by United States state insurance regulatory authorities.
Statutory surplus
As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Admitted assets are assets of an insurer permitted by a state to be taken into account in determining the insurer's financial condition for statutory purposes. Statutory surplus is also referred to as "surplus" or "surplus as regards policyholders" for NAIC statutory accounting purposes.
Surplus share reinsurance	Reinsurance wherein the insurer cedes a variable percentage of the liability, premiums, and losses for each policy covered on a pro rata basis.
Tail
The period of time that elapses between either the writing of the applicable insurance or reinsurance policy or the loss event (or the insurer's or reinsurer's knowledge of the loss event) and the payment in respect thereof. A "short-tail" product is one where ultimate losses are known comparatively quickly; ultimate losses under a "long-tail" product are sometimes not known for many years.
Treaty reinsurance; treaty
Reinsurance of a specified type or category of risk defined in a reinsurance agreement (a "treaty") between a ceding company and a reinsurer. Typically, in treaty reinsurance the ceding company is obligated to offer and the reinsurer is obligated to accept a specified portion of all such type or category of risks originally insured or reinsured by the ceding company.

Umbrella coverage	A form of insurance protection against losses in excess of amounts covered by other liability insurance policies or amounts not covered by basic liability policies.
Underwriting
The insurer's or reinsurer's process of reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums.
Underwriting capacity
The maximum amount that an insurance or reinsurance company can underwrite. The limit is generally determined by the company's retained earnings and investment capital. Reinsurance serves to increase a company's underwriting capacity by reducing its exposure from particular risks.
Underwriting expenses	The aggregate of policy acquisition costs, including commissions, and the portion of administrative, general and other expenses attributable to underwriting operations.
Unearned premiums	That portion of property-casualty premiums written which applies to the unexpired portion of the policy period. Unearned premiums are not recognized as revenues under either SAP or U.S. GAAP.
U.S. generally accepted accounting principles ("U.S. GAAP")
United States accounting principles as set forth in opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and/or statements of the Financial Accounting Standards Board and/or their respective successors and which are applicable in the circumstances as of the date in question.
Written premiums	Total premiums for insurance written during a given period.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Platinum Underwriters Holdings, Ltd.
Independent Auditors' Report	F-2
Consolidated Balance Sheet	F-3
Notes to Consolidated Balance Sheet	F-4
The St. Paul Companies, Inc. Reinsurance Underwriting Segment (Predecessor)
Independent Auditors' Report	F-11
Combined Financial Statements	F-12
Notes to Combined Financial Statements	F-15

INDEPENDENT AUDITORS' REPORT

The Board Of Directors And Shareholder
Platinum Underwriters Holdings, Ltd.:

        We have audited the accompanying consolidated balance sheet of Platinum Underwriters Holdings, Ltd. and subsidiary (the Company) as of April 24, 2002 (date of inception). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Platinum Underwriters Holdings, Ltd. and subsidiary as of April 24, 2002 (date of inception), in conformity with accounting principles generally accepted in the United States of America.

                      /s/ KPMG LLP

Minneapolis, Minnesota
April 24, 2002

PLATINUM UNDERWRITERS HOLDINGS, LTD.

CONSOLIDATED BALANCE SHEET

April 24, 2002 (date of inception)

ASSETS
Cash held in trust	$12,000

SHAREHOLDER'S EQUITY
Common Shares—(par value $1.00; 12,000 shares; authorized, issued and outstanding)	12,000
Additional paid-in capital	—

Total shareholder's equity	$12,000

See accompanying notes to consolidated balance sheet.

PLATINUM UNDERWRITERS HOLDINGS, LTD.

NOTES TO CONSOLIDATED BALANCE SHEET

April 24, 2002 (date of inception)

1. Organization

        Platinum Underwriters Holdings, Ltd. ("Platinum Holdings") was incorporated on April 19, 2002 and was capitalized on April 24, 2002 under the laws of Bermuda, to hold subsidiaries that provide property, casualty and other reinsurance to insurers and reinsurers on a worldwide basis. Platinum Holdings will operate through wholly-owned subsidiaries established and to be established or acquired, including Platinum Underwriters Reinsurance, Inc. ("Platinum US"), Platinum Re (UK) Limited ("Platinum UK"), and Platinum Underwriters Bermuda, Ltd. ("Platinum Bermuda") (collectively referred to as the "Company"). Platinum Holdings will own Platinum Bermuda directly and will own Platinum US and Platinum UK through Platinum Regency Holdings ("Platinum Ireland"), a wholly owned intermediate Irish holding company to be formed.

        Platinum Bermuda will be formed under the laws of Bermuda and will be licensed under the Bermuda Insurance Act of 1978, as amended (the "Bermuda Insurance Act") and related regulations.

        Platinum US (currently named USF&G Family Insurance Company) was incorporated in 1995 under the laws of Maryland and is licensed under the Maryland insurance laws and related regulations. USF&G Family Insurance Company will change its name to Platinum Underwriters Reinsurance, Inc. and will be acquired by Platinum Holdings at the time of the consummation of Platinum Holdings' initial public offering (the "Public Offering").

        Platinum UK was incorporated on April 10, 2002 under the laws of the United Kingdom and will be licensed under the Financial Services and Market Act 2000 ("FSMA") and related regulations.

        The Company's initial capitalization of $12,000, as reflected in the consolidated balance sheet, was provided by Codan Trust Company Limited.

        Concurrent with the Public Offering, the Company has agreed to sell Common Shares to The St. Paul Companies, Inc. ("St. Paul") in a private placement in exchange for certain assets contributed by St. Paul. This private placement is discussed in more detail in Note 3.

2. Summary of Significant Accounting Policies

  Accounting Principles

        These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        The Company's business will be written through various underwriting subsidiaries, which will be required to file statutory financial statements with state and foreign regulatory authorities. The accounting principles used to prepare these statutory financial statements may differ from U.S. GAAP.

  Consolidation

        The Company will combine its financial statements with those of its subsidiaries and will present them on a consolidated basis. Transactions between the Company and its subsidiaries or among its subsidiaries will be eliminated in consolidation.

  Cash

        Cash of $12,000 is held in trust at Conyers, Dill & Pearman on behalf of Platinum Holdings.

  Organizational Costs

        Costs incurred by the Company relating to its organization will be expensed as incurred.

        As the Company becomes active in the underwriting of reinsurance, it intends to record transactions based on the following accounting policies, which are consistent with U.S. GAAP.

  Use of Estimates

        The Company's financial statements will include estimates and assumptions that have an effect on the amounts reported. The most significant estimates will be those relating to reserves for losses and loss adjustment expenses. These estimates will be continually reviewed and adjustments made as necessary, but actual results could be significantly different than expected at the time such estimates are made. Results of changes in estimates will be reflected in results of operations in the period in which the change is made.

  Premiums Earned

        Assumed reinsurance premiums will be recognized as revenues proportionately over the contract period. Premiums earned will be recorded in the statements of operations, net of our cost to purchase reinsurance. Premiums not yet recognized as revenue will be recorded in the balance sheet as unearned premiums, gross of any ceded unearned premiums. Written and earned premiums, and the related costs, which have not yet been reported to the Company will be estimated and accrued. Due to the time lag inherent in reporting of premiums by cedents, such estimated premiums written and earned, as well as related costs, may be significant. Differences between such estimates and actual amounts will be recorded in the period in which the actual amounts are determined.

        Reinstatement and additional premiums will be accrued as provided for in the provisions of assumed reinsurance contracts and based on experience under such contracts. An allowance for uncollectible premiums will be established for possible non-payment of such amounts due, as deemed necessary. Reinstatement and additional premiums will generally be fully earned at the time of accrual, but in some instances will be earned over the remaining contract period.

  Insurance Losses and Loss Adjustment Expenses

        Losses represent the amounts paid, or expected to be paid, to ceding companies for events that have occurred. The costs of investigating, resolving and processing these claims are known as loss adjustment expenses ("LAE"). These items will be recorded on the Company's statements of operations, net of ceded reinsurance, meaning that gross losses and loss adjustment expenses incurred will be reduced by the amounts recovered or expected to be recovered under retrocessional contracts.

  Reinsurance

        Written premiums, earned premiums, and incurred losses and loss adjustment expenses will reflect the net effects of assumed and ceded reinsurance transactions. Reinsurance accounting will be followed for assumed and ceded transactions when risk transfer requirements have been met. These requirements involve significant assumptions being made related to the amount and timing of expected cash flows, as well as the interpretation of underlying contract terms. Assumed reinsurance contracts that do not transfer significant insurance risk are required to be accounted for as deposits. These contract deposits will be accounted for as financing transactions, with interest expense credited to the contract deposit. Premiums received on retroactive reinsurance contracts will not be reflected in the statement of operations, but rather will be recorded in the consolidated balance sheet as an increase to loss and loss adjustment expense reserves for the liabilities assumed and as assets based on the consideration received. A deferred charge or credit will be recorded for any difference between liabilities assumed and consideration received.

  Insurance Reserves

        The reserves for losses and LAE will be estimated based on reports received from ceding companies, supplemented by the Company's estimates of reserves for which ceding company reports have not been received and by the Company's own historical experience. To the extent that the Company's own historical experience is inadequate for estimating reserves, such estimates may be based upon industry experience and management's judgment. These reserves will include estimates of the total cost of claims that were reported, but not yet paid, and the cost of claims incurred but not yet reported ("IBNR"). Loss reserves will be reduced for estimated amounts of salvage and subrogation recoveries. Estimated amounts recoverable from reinsurers on unpaid losses and LAE will be reflected as assets.

        For reported losses, reserves will be established on a "case" basis within the parameters of coverage provided in the underlying insurance policy and reinsurance agreement. For IBNR losses, reserves will be estimated using established actuarial methods. Case and IBNR reserve estimates will consider such variables as past loss experience, changes in legislative conditions, changes in judicial interpretation of legal liability and policy coverages, and inflation.

        Because many of the reinsurance coverages offered by the Company will likely involve claims that may not ultimately be settled for many years after they are incurred, subjective judgments as to ultimate exposure to losses will be an integral and necessary component of the loss reserving process. The inherent uncertainties of estimating loss reserves are further exacerbated for reinsurers by the significant amount of time that often elapses between the occurrence of an insured loss, the reporting of that loss to the primary insurer and, ultimately to the reinsurer, and the primary insurer's payment of that loss and subsequent indemnification by the reinsurer. Reserves will be recorded considering a range of estimates bounded by a high and low point. Within that range, management's best estimate will be recorded. Reserves will be continually reviewed, using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. Reserves established in prior years will be adjusted as loss experience develops and new information becomes available. Adjustments to previously estimated reserves will be reflected in financial results in the periods in which they are made. It should be noted that the process of estimating required reserves does, by its very nature, involve uncertainty. The level of uncertainty can be influenced by factors such as the existence of long tail coverage (when loss payments may not occur for several years) and changes in claim handling practices, as well as the factors noted above, and actual claim payments and LAE could be significantly different from the estimates.

  Policy Acquisition Expenses

        The costs directly related to the acquisition of reinsurance contracts are referred to as policy acquisition expenses and consist of commissions and other direct underwriting expenses. Although these expenses are incurred when a reinsurance contract is written, such expenses will be deferred and amortized over the same period as the corresponding premiums are recorded as earned revenues.

        On a regular basis, an analysis of the recoverability of the deferred policy acquisition expenses, in relation to the expected recognition of revenues, including anticipated investment income will be performed. Any adjustments will be reflected as period costs. Should the analysis indicate that the acquisition costs are unrecoverable, further analyses are completed to determine if a reserve is required to provide for losses which may exceed the related unearned premiums.

  Foreign Currency Translation

        The Company's functional currency will be the United States dollar. Foreign currency transactions will be remeasured to the functional currency, and the resulting foreign exchange gains or losses will be reflected in income. The remeasurement will be calculated using current exchange rates for the balance sheet amounts and average exchange rates for revenues and expenses.

  Investments

        The Company's entire fixed income portfolio will be classified as available-for-sale, and thus will be carried at estimated fair value, with the difference between amortized cost and fair value charged or credited directly to shareholders' equity. Fair values will be based on quoted market prices, where available, from a third-party pricing service. If quoted market prices are not available, fair values will be estimated using values obtained from independent pricing services or a cash flow estimate will be used. Short-term investments will be carried at cost, which the Company expects will approximate fair value.

        If the Company invests in equity securities in the future, such securities will also be classified as available for sale and will be carried at estimated fair value, based on quoted market prices obtained from a third-party pricing service.

        Realized gains and losses on disposal of investments will be determined based upon specific identification of the cost of investments sold and will be recorded in the Company's statements of operations.

        The difference between the cost and estimated fair value of investments will be monitored. If any of the Company's investments experience a decline in value that is believed to be other than temporary, the investment will be written down and a realized loss will be recorded on the Company's statement of operations. For investments carried at estimated fair value, the difference between cost and fair value, net of any deferred taxes, will be recorded as a part of Shareholders' equity.

        Cash equivalents will be carried at amortized cost, which the Company expects will approximate fair value, and will include all securities that, at their purchase date, have a maturity of less than ninety days.

  Income Taxes

        Income taxes will be recorded under the liability method. Deferred income tax assets or liabilities will be recorded based on differences between tax basis and financial statement amounts that will result in taxable or deductible amounts in future years. A valuation allowance will be established for deferred tax assets where it is more likely than not that future tax benefits will not be realized.

  Earnings per Common Share

        The calculation of earnings per Common Share will be based upon the weighted average number of Common Shares outstanding using the modified treasury stock method for Common Share options.

3. Formation and Separation Agreement and Initial Public Offering

        Concurrent with the Public Offering, the Company will, pursuant to a Formation and Separation Agreement to be entered into with St. Paul, sell 13,262,300 Common Shares to St. Paul in a private placement in exchange for certain assets described in Note 4. The Company refers to this private placement as the "St. Paul Investment". The number of shares to be sold to St. Paul pursuant to the St. Paul Investment is designed to hold its ownership in the Company, following the Public Offering, at an ownership level of approximately 24.9%, but with the voting power limited to approximately 9.9% of the outstanding Common Shares. The number of shares privately placed will be subject to increase proportionately, at a price to St. Paul equal to the initial public offering price less underwriting discounts, to the extent the underwriters exercise their over-allotment option to purchase additional shares. In order to maintain the approximate 24.9% ownership level, the total number of shares to be sold to St. Paul is also subject to adjustment if the number of Common Shares offered in the Public Offering is changed hereafter.

4. Acquisition of Assets from St. Paul

        In exchange for the 24.9% ownership interest (discussed in Note 3), St. Paul will transfer to the Company certain tangible assets used in St. Paul's reinsurance operation, including the net assets of Platinum US as well as certain fixed assets such as furniture and equipment, systems and software. Intangible assets to be transferred include broker lists, contract renewal rights and licenses. These assets will be recorded at the values as reflected on St. Paul's books at the time of the transfer.

5. Related Party Transactions

        In connection with the organization, initial financing and commencement of operations of the Company, the Company plans to enter into various agreements with St. Paul and its affiliates. These agreements will be put in place to support the operations of Platinum Holdings.

6. Taxation

        Under current Bermuda law, the Company will not be required to pay any taxes in Bermuda on either income or capital gains. The Company has received from the Minister of Finance of Bermuda an assurance under The Exempted Undertakings Tax Protection Act, 1966 of Bermuda that in the event of any such taxes being imposed, the Company will be exempted until 2016. There will be no withholding taxes imposed on dividend distributions from Bermuda.

        Under current United States law, Platinum US will be subject to the 35% statutory tax rate. A 5% withholding tax will apply to dividends distributed from Platinum US to Platinum Ireland provided Platinum Ireland is entitled to the benefits of the U.S.-Irish Tax Treaty and meets certain other requirements. Gross reinsurance premiums related to U.S. risks that are paid to Platinum Bermuda will be subject to a 1% U.S. excise tax. Platinum UK may file for exemption from this excise tax under the U.K.-U.S. Treaty if it satisfies the requirements. Dividend distributions from the Company to its U.S. shareholders will be subject to U.S. corporate income tax. Shareholders holding less than 10% of the vote are not entitled to a dividends-received deduction for earnings related to Platinum US. Shareholders holding less than 10% of the vote are not entitled to a U.S. foreign tax credit for foreign taxes paid on earnings related to Platinum UK or Platinum Ireland.

        Under current United Kingdom law, Platinum UK will be subject to the 30% statutory tax rate. There will be no withholding tax on dividends distributed from Platinum UK to Platinum Ireland.

        Under current Irish law, Platinum Ireland will be subject to the 25% statutory tax rate on non-income trading and the 12.5% statutory tax rate on insurance income. There will be no withholding tax on dividends distributed from Platinum Ireland to the Company.

7. Employee Benefit Plans and Stock Option Plans

        The Company intends to offer benefit plans and stock option plans to its employees as a form of compensation.

8. Reinsurance

        The Company's ceded reinsurance program will be structured to protect its operations from potential losses in excess of acceptable levels. Reinsurers will be expected to honor their obligations under ceded reinsurance contracts. In the event these companies are unable to honor their obligations, the Company will pay these amounts. Allowances for uncollectible reinsurance will be established for possible nonpayment of such amounts due, as deemed necessary.

        Upon the commencement of the Company's operations, it will enter into Quota Share Retrocession Agreements with St. Paul to transfer to the Company, St. Paul's rights and obligations, under specified reinsurance contracts.

9. Segment Information

        Platinum Holdings will have three reportable segments, which will consist of Global Property and Marine, Global Casualty and Finite Risk. These segments are consistent with the global manner in which Platinum Holdings' leadership intends to manage the business.

        The Global Property and Marine segment will include principally property and marine reinsurance coverages that will be written by Platinum Holdings, both in the United States and foreign markets. The majority of the property business will consist of catastrophe excess-of-loss reinsurance treaties. The segment will also include property per-risk excess-of-loss treaties and North American property surplus lines treaties. Marine reinsurance will include coverages for hull and cargo, primarily under excess-of-loss treaties.

        The Global Casualty segment will include principally general casualty, automotive casualty, workers compensation, and environmental coverages. This segment will also include professional liability coverages, including directors and officers, and errors and omissions reinsurance. Also included will be accident and health reinsurance in the United States, in the form of self-insured medical stop loss coverages. Reinsurance coverages throughout the global casualty segment will generally be in the form of excess-of-loss treaties, including umbrella coverages.

        The Finite Risk segment will include principally non-traditional reinsurance treaties for leading insurance companies worldwide. Products will include multi-year funded excess-of-loss treaties, aggregate stop loss treaties, finite quota share treaties, loss portfolio transfers and adverse development covers. The classes of risks written through finite products will generally be consistent with the classes covered by Platinum Holdings' traditional reinsurance products.

        The accounting policies of the segments will be the same as those described in the summary of significant accounting policies.

10. Statutory Requirements and Dividend Restrictions

        Platinum Holdings' insurance subsidiaries will be subject to certain limitations on dividends that may be paid to Platinum Holdings based on solvency or other regulatory requirements in each jurisdiction. Such limitations generally require that dividends be paid from surplus and may require regulatory approval prior to payment.

INDEPENDENT AUDITORS' REPORT

The Board Of Directors and Shareholders
The St. Paul Companies, Inc.:

        We have audited the accompanying combined statements of identifiable underwriting assets and liabilities of The St. Paul Companies, Inc. Reinsurance Underwriting Segment (Predecessor) as of December 31, 2001, 2000 and 1999, and the related combined statements of underwriting results and identifiable underwriting cash flows for each of the years in the three-year period ended December 31, 2001. The combined financial statements are the responsibility of the Predecessor's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the identifiable underwriting assets and liabilities of The St. Paul Companies, Inc. Reinsurance Underwriting Segment (Predecessor) as of December 31, 2001, 2000 and 1999, and its underwriting results and its identifiable underwriting cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

        In connection with our audits of the combined financial statements, we also have audited the related combined financial statement schedules III through V, as listed in the index in Item 16(b) of said Form S-1. These financial statement schedules are the responsibility of the Predecessor's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

        In our opinion, based on our audits such combined financial statement schedules III through V, when considered in relation to the basic combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                                                                        /s/ KPMG LLP
Minneapolis, Minnesota
April 23, 2002

THE ST. PAUL COMPANIES, INC.

REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)
COMBINED STATEMENTS OF UNDERWRITING RESULTS

	Year ended December 31,
	2001	2000	1999
	(In millions)
Net premiums earned
Net premiums written	$1,677	$1,073	$913
Change in unearned premiums	(84)	48	(35)

Net premiums earned	1,593	1,121	878

Underwriting deductions
Losses and loss adjustment expenses	1,922	811	500
Policy acquisition expenses	315	336	220
Other underwriting expenses	82	88	82

Total underwriting deductions	2,319	1,235	802

Underwriting Gain/(Loss)	$(726)	$(114)	$76

See notes to combined financial statements.

THE ST. PAUL COMPANIES, INC.

REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)
COMBINED STATEMENTS OF IDENTIFIABLE UNDERWRITING ASSETS AND LIABILITIES

	As of December 31,
	2001	2000	1999
	($ in millions)
Identifiable Assets
Reinsurance recoverables:
Unpaid losses	$1,498	$1,168	$880
Paid losses	38	37	47
Premium receivable	720	528	530
Reserve for uncollectible premiums receivable	(13)	(11)	(10)
Funds held by reinsureds	495	386	246
Deferred acquisition costs	107	86	87
Ceded unearned premiums	25	20	25

Total identifiable assets	$2,870	$2,214	$1,805

Identifiable Liabilities
Loss and loss adjustment expense reserves	$5,191	$3,834	$3,735
Assumed paid losses payable	78	87	52
Unearned premium reserves	401	315	376
Reinsurance premiums payable	215	208	243
Underwriting expenses payable	181	262	200
Funds held under reinsurance treaties	169	71	52
Profit commission reserves	110	196	140
Financial reinsurance Liability	67	27	0

Total identifiable liabilities	$6,412	$5,000	$4,798

See notes to combined financial statements.

THE ST. PAUL COMPANIES, INC.

REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)
COMBINED STATEMENTS OF IDENTIFIABLE UNDERWRITING CASH FLOWS

	Year ended December 31,
	2001	2000	1999
	(In millions)
Premiums collected, net	$1,536	$1,252	$979
Loss and loss adjustment expenses paid	(952)	(1,013)	(905)
Policy acquisition expenses paid	(398)	(411)	(298)
Other underwriting expenses paid	(124)	(42)	58

Cash provided by (used by) underwriting	$62	$(214)	$(166)

See notes to combined financial statements.

THE ST. PAUL COMPANIES, INC.

REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

  Basis of Presentation

        The accompanying combined financial statements pertain to the Reinsurance underwriting segment of The St. Paul Companies, Inc. ("St. Paul"), for the years ended December 31, 2001, 2000 and 1999. The Reinsurance underwriting segment of St. Paul is the predecessor to Platinum Underwriters Holdings, Ltd. and is hereinafter referred to as "Predecessor." Predecessor financial statements are presented on a combined basis, including certain insurance and reinsurance subsidiaries within the St. Paul group, as well as the underwriting results of the reinsurance departments of St. Paul Fire and Marine Insurance Company ("Fire and Marine") and United States Fidelity and Guarantee Company ("USF&G"), St. Paul's two largest U.S. insurance subsidiaries.

        The statements of underwriting results equate to the Reinsurance underwriting segment results as reported in St. Paul's audited consolidated financial statements for each year in the three-year period ended December 31, 2001, which are included in St. Paul's Annual Report to Shareholders. It is the practice of St. Paul to evaluate the performance of its property-liability insurance underwriting segments on the basis of underwriting results.

        The statements of identifiable underwriting assets and liabilities represent those balances that are specifically attributable to the reinsurance underwriting operations of St. Paul. St. Paul manages its property-liability investment portfolio in the aggregate, as part of a separate segment and does not allocate assets, or investment income, to its respective underwriting segments. There is also no equity structure allocated to Predecessor. For these reasons, a complete Predecessor balance sheet is not maintained.

        Similarly, the statement of identifiable underwriting cash flows includes only cash flow activity that is specifically attributable to the underwriting operations of Predecessor, and does not include any cash flows from investing and financing activities.

  Accounting Principles

        The accompanying combined financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        Predecessor's business is written by several of St. Paul's underwriting subsidiaries, which are required to file financial statements with state and foreign regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting principles, which differ from U.S. GAAP. Prescribed statutory accounting practices include state laws, regulations and general administrative rules issued by the state of domicile as well as a variety of publications and manuals of the National Association of Insurance Commissioners ("NAIC"). Permitted statutory accounting practices encompass all accounting practices not so prescribed, but allowed by the state of domicile.

  Elimination of One-Quarter Reporting Lag

        In the first quarter of 2000, Predecessor eliminated the one-quarter reporting lag for its reinsurance operations based in the United Kingdom ("St. Paul Re U.K".) in order to report the results of those operations on a current basis. As a result, Predecessor's results for 2000 include St. Paul Re U.K.'s results for the fourth quarter of 1999 and all quarters of 2000. The incremental impact of eliminating the reporting lag, which consists of St. Paul Re-U.K.'s results for the three months ended December 31, 2000, was as follows.

Year ended December 31, 2000
(In millions)
Net premiums written	$7
Net premiums earned	51
Underwriting loss	(10)

  Use of Estimates

        These combined financial statements include estimates and assumptions that have an effect on the amounts reported. The most significant estimates are those relating to reserves for losses and loss adjustment expenses. These estimates are continually reviewed and adjustments are made as necessary, but actual results could be significantly different than expected when estimates were made.

  Net Premiums Earned

        Assumed reinsurance premiums are recognized as revenues proportionately over the contract period. Net premiums earned are recorded in the statement of underwriting results, net of our cost to purchase reinsurance. Net premiums not yet recognized as revenue are recorded in the balance sheet as unearned premiums, gross of any ceded unearned premiums. Written and earned premiums, and the related costs, which have not yet been reported to Predecessor are estimated and accrued. Due to the time lag inherent in reporting of premiums by cedents, such estimated premiums written and earned, as well as related costs, may be significant. Differences between such estimates and actual amounts are recorded in the period in which the actual amounts are determined.

        Additional net premiums are accrued as provided for in the provisions of assumed reinsurance contracts and based on experience under such contracts. An allowance for uncollectible premiums is established for possible non-payment of such amounts due, as deemed necessary. Additional premiums are generally fully earned at the time of accrual, but in certain instances are earned over the remaining contract period.

  Insurance Losses and Loss Adjustment Expenses

        Losses represent the amounts paid, or expected to be paid, to ceding companies for events that have occurred. The costs of investigating, resolving and processing these claims are known as loss adjustment expenses ("LAE"). These items are recorded on the statement of underwriting results net of ceded reinsurance, meaning that gross losses and loss adjustment expenses incurred are reduced by the amounts recovered or expected to be recovered under retrocessional contracts.

  Reinsurance

        Written premiums, earned premiums, and incurred losses and loss adjustment expenses reflect the net effects of assumed and ceded reinsurance transactions. Reinsurance accounting is followed for assumed and ceded transactions when risk transfer requirements have been met. These requirements involve significant assumptions being made related to the amount and timing of expected cash flows, as well as the interpretation of underlying contract terms. Assumed reinsurance contracts that do not transfer significant insurance risk are required to be accounted for as deposits. These contract deposits are accounted for as financing transactions, with interest expense credited to the contract deposit.

  Insurance Reserves

        The reserves for losses and LAE are estimated based on reports received from ceding companies, supplemented with analysis by the claims department and actuaries of Predecessor. These reserves include estimates of the total cost of claims that were reported, but not yet paid, and the cost of claims incurred but not yet reported ("IBNR"). Loss reserves are reduced for estimated amounts of salvage and subrogation recoveries. Estimated amounts recoverable from reinsurers on unpaid losses and LAE are reflected as assets.

        For reported losses, reserves are established on a "case" basis within the parameters of coverage provided in the underlying insurance policy or reinsurance agreement. For IBNR losses, reserves are estimated using established actuarial methods. Case and IBNR reserve estimates consider such variables as past loss experience, changes in legislative conditions, changes in judicial interpretation of legal liability and policy coverages, and inflation.

        Because many of the reinsurance coverages offered by Predecessor involve claims that may not ultimately be settled for many years after they are incurred, subjective judgments as to ultimate exposure to losses are an integral and necessary component of the loss reserving process. The inherent uncertainties of estimating loss reserves are further exacerbated for reinsurers by the significant amount of time that often elapses between the occurrence of an insured loss, the reporting of that loss to the primary insurer and, ultimately to the reinsurer, and the primary insurer's payment of that loss and subsequent indemnification by the reinsurer. Reserves are recorded by considering a range of estimates bounded by a high and low point. Within that range, management's best estimate is recorded. Reserves are continually reviewed, using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. Reserves established in prior years are adjusted as loss experience develops and new information becomes available. Adjustments to previously estimated reserves are reflected in financial results in the periods in which they are made.

        While we believe the carried reserves make a reasonable provision for unpaid loss and LAE obligations, it should be noted that the process of estimating required reserves does, by its very nature, involve uncertainty. The level of uncertainty can be influenced by factors such as the existence of long tail coverage (when loss payments may not occur for several years) and changes in claim handling practices, as well as the factors noted above, and actual claim payments and LAE could be significantly different from the estimates.

        Liabilities for unpaid losses and LAE related to certain assumed reinsurance contracts are discounted to the present value of estimated future payments. Prior to discounting, these liabilities totaled $306.4 million, $198.7 million, and $72.7 million at December 31, 2001, 2000 and 1999 respectively. The total discounted liability reflected on our combined statements of identifiable underwriting assets and liabilities was $264.9 million, $146.7 million and $47.6 million at December 31, 2001, 2000 and 1999, respectively. The liabilities related to these reinsurance contracts were discounted using rates up to 7.5%, based on our return on invested assets or, in many cases, on yields contractually guaranteed to us on funds held by the ceding company, as permitted by the Vermont Department of Banking, Insurance, Securities and Healthcare Administration.

  Policy Acquisition Expenses

        The costs directly related to the acquisition of reinsurance contracts are referred to as policy acquisition expenses and consist of commissions and other direct underwriting expenses. Although these expenses are incurred when a reinsurance contract is written, such expenses are deferred and amortized over the same period as the corresponding premiums are recorded as earned revenues.

        On a regular basis, an analysis of the recoverability of the deferred policy acquisition expenses, in relation to the expected recognition of revenues, including anticipated investment income is performed. Any adjustments are reflected as period costs. Should the analysis indicate that the acquisition costs are unrecoverable, further analyses are completed to determine if a reserve is required to provide for losses that may exceed the related unearned premiums.

  Foreign Currency Translation

        Functional currencies are assigned to foreign operations, which are generally the currencies of the local operating environment. Foreign currency amounts are remeasured to the functional currency, and the resulting foreign exchange gains or losses are reflected in income, outside of underwriting results. Functional currency amounts are then translated into U.S. dollars. The unrealized gain or loss from this translation is recorded in St. Paul's equity. Both the remeasurement and translation are calculated using current exchange rates for the balance sheet amounts and average exchange rates for revenues and expenses.

2. Related Party Transactions

        The following summarizes Predecessor's related party transactions:

  Reinsurance Transactions with Affiliates

        Predecessor cedes certain business to two affiliated special purpose entities ("SPE") which were established by St. Paul for the purpose of increasing Predecessor's capacity to write certain excess-of-loss reinsurance, principally property, marine, and aviation. The most significant of these agreements is with George Town Re. George Town Re was established by St. Paul in 1996 for the purpose of entering into a single reinsurance treaty with Predecessor, providing an additional

$45.1 million of underwriting capacity over a 10-year period. Premiums ceded under these agreements were $5.2 million in 2001, $4.3 million in 2000, and $11.1 million in 1999. Losses ceded under these agreements totaled $9.8 million in 2001, $5.4 million in 2000, and $12.4 million in 1999.

        Predecessor assumes certain primary business from other business segments of St. Paul. Premiums assumed under these agreements were $25.8 million in 2001, $6.2 million in 2000, and $7.6 million in 1999. Losses assumed under these agreements were $18.6 million in 2001, $7.7 million in 2000, and $1.6 million in 1999. Predecessor paid commissions of $9.5 million in 2001, $2.3 million in 2000, and $2.7 million in 1999, related to business assumed under these agreements.

  Management Agreements with Affiliates

        St. Paul management has entered into various agreements with affiliated parties, under arms' length terms. Under these agreements, the affiliated parties have agreed to perform investment management services for St. Paul Re -U.K., guarantee the performance of St. Paul obligations, make funds available under a revolving loan agreement, and provide certain reinsurance coverage. Included in underwriting expenses are certain expenses allocated to Predecessor from St. Paul, including costs such as corporate communications and marketing, corporate finance, corporate actuarial, corporate tax, corporate audit, legal services, corporate executives, corporate human resources, and employee benefit costs. These allocated costs totaled $3.2 million, $6.3 million and $1.8 million in 2001, 2000, and 1999, respectively.

  Other Transactions with Affiliates

        Mountain Ridge Insurance Company ("Mountain Ridge"), one of the insurance legal entities included in Predecessor, holds notes receivable from St. Paul. Amounts due under these notes receivable totaled $59 million, $37 million and $17 million as of December 31, 2001, 2000 and 1999, respectively. Principal and all accrued interest on these notes are payable on demand. These demand notes are reflected as an asset and as additional paid-in capital, as permitted by the State of Vermont Department of Banking, Insurance, Securities and Healthcare Administration.

3. September 11, 2001 Terrorist Attack

        On September 11, 2001, terrorists hijacked four commercial passenger jets in the United States. Two of the jets were flown into the World Trade Center towers in New York, NY, causing their collapse. The third jet was flown into the Pentagon building in Washington, DC, causing severe damage, and the fourth jet crashed in rural Pennsylvania. This terrorist attack caused significant loss of life and resulted in unprecedented losses for the property-casualty insurance industry.

        Estimated gross losses and loss adjustment expenses incurred as a result of the terrorist attack totaled $931 million. The estimated net underwriting loss of $556 million from that event included an estimated benefit of $143 million from cessions made under various reinsurance agreements, a net $141 million benefit from additional and reinstatement premiums, and a $91 million reduction in contingent commission expenses.

        The estimated losses were based on a variety of actuarial techniques, coverage interpretation and claims estimation methodologies, and included an estimate of losses incurred but not reported, as well as estimated costs related to the settlement of claims. The estimate of losses is also based on the belief that property and casualty insurance losses from the terrorist attack will total between $30 billion and $35 billion for the insurance industry. This estimate of industry losses is subject to significant uncertainties and may change over time as additional information becomes available. A material increase in the estimate of industry losses would likely cause a corresponding material increase to Predecessor's provision for losses related to the attack.

        The estimated underwriting loss of $556 million is recorded in the accompanying 2001 combined statement of underwriting results in the following line items:

(In millions)
Net premiums earned	$141
Losses and loss adjustment expenses	(788)
Other underwriting expenses	91

Total underwriting loss	$(556)

        The estimated underwriting loss of $556 million was distributed among Predecessor's segments as follows:

(In millions)
North American Property	$233
North American Casualty	32
International	162
Finite Risk	129

Total underwriting loss	$556

4. Reserves for Losses and Loss Adjustment Expenses

  Reconciliation of Loss Reserves

        The following table represents a reconciliation of beginning and ending loss and loss adjustment expense ("LAE") reserves for each of the last three years.

	Year ended December 31,
	2001	2000	1999
	(In millions)
Loss and LAE reserves at beginning of year, as reported	$3,834	$3,735	$3,784
Less reinsurance recoverables on unpaid losses at beginning of year	(1,168)	(880)	(558)

Net loss and LAE reserves at beginning of year	2,666	2,855	3,226
Provision for losses and LAE for claims incurred:
Current year	1,827	936	668
Prior years	95	(125)	(168)

Total incurred	1,922	811	500

Losses and LAE payment for claims incurred:
Current year	(232)	(220)	(175)
Prior years	(663)	(780)	(696)

Total paid	(895)	(1,000)	(871)

Net loss and LAE reserves at end of year	3,693	2,666	2,855
Plus reinsurance recoverables on unpaid Losses at end of year	1,498	1,168	880

Loss and LAE reserves at end of year, as reported	$5,191	$3,834	$3,735

        In 2001, prior year development was attributable to several lines of business. The North American Property segment continued to have worse than expected loss emergence, largely driven by certain property business underwritten through Predecessor's London office. Also included in this emergence was an increase in the reserve position of the surplus lines business which exhibited poor loss development in the 1999 and 2000 accident years.

        A reduction in prior year losses was recorded for both 2000 and 1999. In both years, favorable prior year loss development was primarily attributable to better than expected loss emergence on the Casualty Excess book of business. As older underwriting years are maturing, they continue to display favorable emergence and current indications are significantly better than the initial ultimate loss estimates.

  Environmental and Asbestos Reserves

        Predecessor continues to have exposure, through its reinsurance of primary insurance contracts written many years ago, to claims alleging injury or damage from environmental pollution or seeking payment for the cost to clean up polluted sights. In addition, Predecessor has received asbestos injury claims tendered under general casualty policies that it reinsures.

        The following table summarizes Predecessor's combined environmental and asbestos reserves balance at December 31, 2001 and 2000. Amounts in the "net" column are reduced by retrocessions.

	December 31,
	2001		2000
	Gross	Net	Gross	Net
	(In millions)
Environmental	$18	$8	$25	$11
Asbestos	13	4	17	5

Total environmental and asbestos reserves	$31	$12	$42	$16

5. Employee Benefit Plans

        Employees of Predecessor participate in various employee benefit, stock incentive, and retirement plans administered by St. Paul. Predecessor reimburses St. Paul for costs associated with these plans. The following summarizes underwriting expenses recorded by Predecessor in connection with each of these plans.

	Year ended December 31,
	2001	2000	1999
	(in millions)
Retirement Plans	$6.2	$3.8	$1.8
Post Retirement Plans	0.3	0.3	0.3
Variable Stock Option Plan	0.1	0.6	0.8

Total	$6.6	$4.7	$2.9

        In addition, St. Paul sponsors a stock based incentive program, the Long-Term Incentive Plan ("LTIP"), which is exclusive to certain employees of Predecessor. Underwriting expenses (benefits) recorded by Predecessor in connection with the LTIP totaled ($2.3) million in 2001, ($4.0) million in 2000, and $2.0 million in 1999.

6. Commitments and Contingencies

  Financial Guarantees

        We are contingently liable for a financial guarantee in the form of a credit enhancement, with total exposure of approximately $15 million as of December 31, 2001.

  Lease Commitments

        A portion of Predecessor's business activities is conducted in rented premises. Predecessor also enters into leases for equipment, such as office machines and computers. Total rental expense was $5.8 million in 2001, $9.3 million in 2000 and $9.2 million in 1999.

        Certain leases are non-cancelable, and Predecessor would remain responsible for payment even if the space or equipment was no longer utilized. On December 31, 2001, the minimum rents for which Predecessor would be liable under these types of leases are as follows: $6.9 million in 2002, $3.4 million in 2003, $1.7 million in 2004, $.8 million in 2005, $.8 million in 2006, and $2.8 million thereafter.

  Legal Matters

        In the ordinary course of conducting business, we have been named as defendants in various lawsuits. Some of these lawsuits attempt to establish liability under reinsurance contracts issued by our underwriting operations. Plaintiffs in these lawsuits are asking for money damages or to have the court direct the activities of our operations in certain ways. It is possible that the settlement of these lawsuits may be material to our results of operations and liquidity in the period in which they occur. However, we believe the total amounts that we, and our subsidiaries, will ultimately have to pay in these matters will have no material effect on our overall financial position.

7. Fourth Quarter 2001 Strategic Review

        In December 2001, St. Paul announced the results of a strategic review of all of its operations, which included a decision to exit a number of businesses and countries. These decisions included the narrowing of product offerings and geographic presence relative to Predecessor's businesses. As part of that review, it was determined that Predecessor would no longer underwrite aviation or bond and credit reinsurance, or offer certain financial risk and capital markets reinsurance products. Predecessor would also substantially reduce the North American business underwritten in London. Predecessor would focus on several areas, including property catastrophe reinsurance, excess-of-loss casualty reinsurance, marine and traditional finite reinsurance.

        The following table presents the net premiums earned and underwriting results for 2001, 2000 and 1999 for the businesses to be exited under these actions, including the allocation of St. Paul's corporate excess-of-loss reinsurance programs.

	For the year ended December 31,
	2001	2000	1999
	(in millions)
Net premiums earned	$362	$307	$116
Underwriting results	(303)	(84)	(153)

8. Reinsurance

        The primary purpose of Predecessor's ceded reinsurance program, including the aggregate excess-of-loss coverages discussed below, is to protect its operations from potential losses in excess of acceptable levels. Reinsurers are expected to honor their obligations under ceded reinsurance contracts. In the event these companies are unable to honor their obligations, Predecessor will pay these amounts. Allowances have been established for possible nonpayment of such amounts due.

        The largest concentrations of total reinsurance recoverables and ceded unearned premiums at December 31, 2001 were with Underwriters Re-Bermuda ("Underwriters Re") and with General Reinsurance Corporation ("Gen Re"). Gen Re, accounting for approximately 11.6% of Predecessor's recoverables, is rated "A++" by A.M. Best, "Aaa" by Moody's and "AAA" by Standard and Poor's for its financial strength. Although Underwriters Re (accounting for approximately 20.4% of Predecessor's recoverables) is not rated by the major rating agencies, these recoverables are fully collateralized with funds held and letters of credit.

        Predecessor's underwriting results in 2001, 2000 and 1999 were impacted by St. Paul's corporate aggregate excess-of-loss reinsurance treaties that were entered into effective January 1 of each year (hereinafter referred to as the "St. Paul corporate program"). Coverage under the St. Paul corporate program treaties was triggered when St. Paul's incurred insurance losses and LAE across all lines of business exceeded accident year attachment loss ratios specified in the treaty. Predecessor results also benefited from a separate aggregate excess-of-loss reinsurance treaty, exclusive to Predecessor in each year that were unrelated to the St. Paul corporate program. The combined impact of these treaties (together the "reinsurance treaties") is included in the table that follows.

	Year ended December 31,
	2001	2000	1999
	(In millions)
St. Paul Corporate Program
Ceded premiums written	$(67)	$80	$89
Ceded losses and loss adjustment expenses	(126)	140	164
Ceded premiums earned	(67)	80	89

Net underwriting benefit (detriment)	$(59)	$60	$75

Predecessor Aggregate Treaty
Ceded premiums written	$119	$55	$62
Ceded losses and loss adjustment expenses	278	122	150
Ceded premiums earned	119	55	62

Net underwriting benefit	$159	$67	$88

Combined total:
Ceded premiums written	$52	$135	$151
Ceded losses and loss adjustment expenses	152	262	314
Ceded premiums earned	52	135	151

Net underwriting benefit	$100	$127	$163

        The impact of the 2000 and 1999 St. Paul corporate program treaties was allocated to Predecessor, based on its incurred losses and LAE, relative to both the incurred losses and LAE of St. Paul's other underwriting segments, and the loss ratio attachment point as prescribed in the contracts. The 2001 amounts shown above include the impact of a reallocation of premiums and losses ceded in 2000 and 1999. This reallocation was necessary to reflect the impact of differences between St. Paul's actual 2001 experience on losses ceded to the corporate program in 2000 and 1999, by segment, and the anticipated experience on those losses in 2000 and 1999 when the initial segment allocation was made.

        During 2001, St. Paul did not cede losses to the corporate program. Ceded written and earned premiums in 2001 included $2 million representing the allocation to Predecessor of the initial deposit premiums under the 2001 corporate program treaty.

        The effect of assumed and ceded reinsurance on premiums written, premiums earned and insurance losses and loss adjustment expenses is as follows (including the impact of the reinsurance treaties):

	Year ended December 31
	2001	2000	1999
	(In millions)
Premiums Written
Assumed	$1,854	$1,327	$1,231
Ceded	177	254	318

Net premiums written	$1,677	$1,073	$913

Premiums Earned
Assumed	$1,765	$1,381	$1,192
Ceded	172	260	314

Total premiums earned	$1,593	$1,121	$878

Insurance Losses and Loss Adjustment Expenses
Assumed	$2,318	$1,197	$877
Ceded	396	386	377

Total insurance losses and loss adjustment expenses	$1,922	$811	$500

9. Segment Information

        Predecessor has four reportable segments, which consist of North American Property, North American Casualty, International, and Finite Risk. These segments are consistent with the manner in which Predecessor's business has been managed.

        The North American Property segment consists of property reinsurance business underwritten for customers domiciled in the United States and Canada. Coverages offered included proportional, per-risk, excess-of-loss and surplus lines reinsurance, and catastrophe treaties. This segment also includes retrocessional reinsurance business and crop and agricultural reinsurance. The North American surplus lines business center has been aggregated with the North American Property segment as the aggregation is consistent with Predecessor's management structure and the business center meets the aggregation criteria required for external segment reporting.

        The North American Casualty segment consists of casualty reinsurance underwritten for customers domiciled in the United States and Canada. Casualty coverages offered include general workers' compensation, medical professional, non-medical professional, directors and officers, employment practices, umbrella and environmental impairment. The Accident and Health business center, which consists predominantly of North American Risks, is aggregated with the North American Casualty segment as the aggregation is consistent with Predecessor's management structure and the business center meets the aggregation criteria required for external reporting. In addition, Predecessor has one significant account which includes both property and casualty business, but is managed as a business center within the North American Casualty segment. For this reason, this business center, which meets the aggregation criteria for external segment reporting, has been aggregated with the North American Casualty segment.

        The International segment underwrites property and casualty reinsurance for customers domiciled outside of North America. This segment also includes the results from marine and aerospace business due to the global nature of those exposures.

        The Finite Risk segment underwrites non-traditional reinsurance treaties for leading insurance companies worldwide. Non-traditional reinsurance combines limited traditional underwriting risk with financial risk protection and is generally utilized by large commercial customers who are willing to share in a portion of their insurance losses. Due to Predecessor's management structure, the Bond and Credit business center has been aggregated with the Finite Risk segment. This business center meets the aggregation criteria required for external segment reporting.

        Predecessor monitors and evaluates the performance of its segments based principally on their underwriting results. Assets are not specifically identifiable for these segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

  Geographic Areas

        The following summary presents financial data of Predecessor's operations based on their location.

	Year ended December 31,
	2001	2000	1999
	(In millions)
Net Premiums Earned
U.S.	$1,097	$810	$656
Non-U.S.	496	311	222

Total net premiums earned	$1,593	$1,121	$878

  Segment Information

        The summary below presents net premiums earned and underwriting results for Predecessor's reportable segments.

	Year ended December 31,
	2001	2000	1999
	(In millions)
Net Premiums Earned
North American Property	$216	$204	$196
North American Casualty	588	319	245
International	242	188	160
Finite Risk	547	410	277

Total net premiums earned	$1,593	$1,121	$878

Underwriting Gain/(Loss)
North American Property	$(232)	$(1)	$(28)
North American Casualty	(215)	(76)	75
International	(109)	(10)	(21)
Finite Risk	(170)	(27)	50

Total underwriting gain/(loss)	$(726)	$(114)	$76

        Each of Predecessor's segments generates a significant volume of reinsurance premiums through two reinsurance brokers. Total premiums written through these two brokers totaled $587 million, $518 million, and $512 million for the years ended December 31, 2001, 2000 and 1999, respectively.

10. Quarterly Results of Operations (Unaudited)

        The following is an unaudited summary of Predecessor's quarterly results for the last two years.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In millions)
2001
Net premiums written	$421	$280	$584	$392
Net premiums earned	303	297	533	460
Underwriting loss	(22)	(35)	(512)	(157)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In millions)
2000
Net premiums written	$384	$192	$248	$249
Net premiums earned	311	219	262	329
Underwriting loss	(71)	(30)	(13)	(0)

        The fourth quarter of 2001 included the impact of a $56 million increase in Predecessor's estimate of losses incurred as a result of the September 11, 2001 terrorist attack.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY	3
SELECTED PRO FORMA CONSOLIDATED FINANCIAL AND OPERATING DATA	11
RISK FACTORS	15
DILUTION	33
USE OF PROCEEDS	34
DIVIDEND POLICY	34
CAPITALIZATION	35
PRO FORMA CONSOLIDATED FINANCIAL INFORMATION	36
MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO FORMA FINANCIAL CONDITION AND UNDERWRITING RESULTS	41
BUSINESS	64
MANAGEMENT	95
ST. PAUL INVESTMENT AND PRINCIPAL SHAREHOLDERS	102
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	103
DESCRIPTION OF OUR COMMON SHARES	107
SHARES ELIGIBLE FOR FUTURE SALE	113
CERTAIN TAX CONSIDERATIONS	113
UNDERWRITING	125
VALIDITY OF COMMON SHARES	127
EXPERTS	127
AVAILABLE INFORMATION	127
ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS AND OTHER MATTERS	128
THE PREDECESSOR BUSINESS	129
GLOSSARY OF SELECTED INSURANCE TERMS	G-1
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

        Through and including                          , 2002 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

40,000,000 Shares

Platinum Underwriters
Holdings, Ltd.

Common Shares

LOGO

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth expenses and costs payable by Registrant expected to be incurred in connection with the issuance and distribution of the securities described in this Registration Statement. All amounts are estimated except for the Securities and Exchange Commisson's registration fee and the National Associates of Securities Dealers Inc.'s filing fee.

Amount to be paid
Securities and Exchange Commission registration fee		$114,264
NASD fees		30,500
Legal fees and expenses		*
Fees and expenses of qualification under state securities laws (including legal fees)		*
NYSE listing fees and expenses		*
Accounting fees and expenses		*
Printing and engraving fees		*
Registrar and transfer agent's fees		*
Miscellaneous		*
Total	$	*

*
To be filed by amendment.

Item 14. Indemnification of Directors and Officers

        Section 98 of the Companies Act 1981 (the "Act") provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of Bermuda law otherwise would be imposed on them, except in cases where such liability arises from the willful negligence, willful default, fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceeding, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted if granted relief by the Supreme Court of Bermuda in certain proceedings arising under Section 281 of the Act.

        The Company has adopted provisions in its bye-laws that provide that the Company shall indemnify its officers and directors to the maximum extent permitted under the Act.

        In addition, the Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement provides for indemnification of the Company, its officers and its directors by the Underwriters under certain circumstances.

Item 15. Recent Sales of Unregistered Securities

        The Company was incorporated in April 19, 2002 under the laws of Bermuda. The Company expects to enter into a Formation and Separation Agreement pursuant to which, among other things, the Company will sell up to 13,262,300 Common Shares in a private placement to The St. Paul Companies, Inc. (the number of shares being subject to adjustment as provided therein), contingent upon consummation of the offering registered by this Registration Statement. The Formation and Separation Agreement is filed as Exhibit 1.2 to this Registration Statement.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

1.1	Form of Underwriting Agreement.*
1.2	Form of Formation and Separation Agreement.*
1.3	Form of Employee Benefits and Compensation Matters Agreement.*
1.4	Form of Capital Support Agreement.*
1.5	Form of Quota Share Retrocession Agreement.*
1.6	Form of Master Services Agreement.*
1.7	Form of Runoff Services Agreement.*
1.8	Reserved.
1.9	Form of Registration Rights Agreement.*
1.10	Form of Investment Management Agreement.*
1.11	Form of U.K. Investment Management Agreement.*
1.12	Form of Sub Lease Agreement.*
1.13	Form of Management Agreement.*
3.1	Memorandum of Association of Platinum Holdings.*
3.2	Bye-Laws of Platinum Holdings.*
4.1	Form of Certificate of the Common Shares, par value $0.01 per share, of Platinum Holdings.*
5.1	Opinion of Conyers, Dill & Pearman.*
8.1	Opinion of Sullivan & Cromwell as to certain tax matters.*
21.1	Subsidiaries of Platinum Holdings.*
23.1	Consent of KPMG LLP.
23.2	Consent of Conyers, Dill & Pearman (included in Exhibit 5.1).*
23.3	Consent of Sullivan & Cromwell (included in Exhibit 8.1).*
24	Powers of Attorney.
99.1	Consent of Jay S. Fishman.
99.2	Consent of Steven H. Newman.

*
To be filed by amendment.

        (b) Financial Statement Schedules of Predecessor

Schedule III	Supplementary Insurance Information
Schedule IV	Reinsurance
Schedule V	Valuation and Qualifying Accounts

Item 17. Undertakings

        The undersigned Registrant hereby undertakes:

        (a) To provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described under "Item 14. Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment to the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        (c)(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda on the 25th day of April, 2002.

PLATINUM UNDERWRITERS HOLDINGS, LTD.
By:	/s/ CHARLES G.R. COLLIS
Name: Charles G.R. Collis Title: Director

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 25, 2002:

Name	Title

/s/ JEROME T. FADDEN* Jerome T. Fadden	Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director
/s/ CHARLES G.R. COLLIS * Charles G.R. Collis	Director
/s/ DAVID J. DOYLE* David J. Doyle*	Director
/s/ DONALD PUGLISI* Donald Puglisi	Authorized Representative in the United States
By:	/s/ CHARLES G.R. COLLIS
Charles G.R. Collis Attorney-in-fact

THE ST. PAUL COMPANIES, INC.
REINSURANCE UNDERWRITING SEGMENT (PREDECESOR)

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
(In millions)

	Deferred policy acquisition expenses	Gross loss and loss adjustment expense reserves	Gross unearned premiums
At December 31,
2001
North American Property	$14	$707	$54
North American Casualty	73	2,476	242
International	9	941	59
Finite Risk	11	1,067	46

Total	$107	$5,191	$401

2000
North American Property	$14	$452	$53
North American Casualty	51	2,116	162
International	10	709	51
Finite Risk	11	557	49

Total	$86	$3,834	$315

1999
North American Property	$20	$426	$95
North American Casualty	38	2,052	140
International	18	752	102
Finite Risk	11	505	39

	$87	$3,735	$376

THE ST. PAUL COMPANIES, INC.

REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)

SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION

(In millions)

	Premiums earned	Insurance losses and loss adjustment expenses	Amortization of policy acquisition expenses	Other operating expenses	Premiums written
2001
North American Property	$216	$381	$53	$14	$216
North American Casualty	588	584	190	29	667
International	242	289	39	23	248
Finite Risk	547	668	33	16	546

Total	$1,593	$1,922	$315	$82	$1,677

2000
North American Property	$204	$133	$55	$17	$170
North American Casualty	319	261	110	24	340
International	188	128	38	32	145
Finite Risk	410	289	133	15	418

Total	$1,121	$811	$336	$88	$1,073

1999
North American Property	$196	$153	$58	$13	$207
North American Casualty	245	61	85	24	262
International	160	102	47	32	160
Finite Risk	277	184	30	13	284

Total	$878	$500	$220	$82	$913

THE ST. PAUL COMPANIES, INC.

REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)

SCHEDULE IV—REINSURANCE
Years Ended December 31, 2001, 2000 and 1999
(In millions)

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
Insurance premiums earned:
2001	$—	$172	$1,765	$1,593	110.8%
2000	$—	$260	$1,381	$1,121	123.2%
1999	$—	$314	$1,192	$878	135.8%

THE ST. PAUL COMPANIES, INC.

REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR)

SCHEDULE V—VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2001, 2000 and 1999
(In millions)

Description	Balance at beginning of year	Charged to costs and expenses	Additions Charged to other accounts	Deductions(1)	Balance at end of year
2001
Premiums receivable from underwriting activities	$11.0	2.6	—	0.5	$13.1
Reinsurance	$11.5	6.9	—	—	$18.4
2000
Premiums receivable from underwriting activities	$9.6	2.2	—	0.8	$11.0
Reinsurance	$11.2	0.3	—	—	$11.5
1999
Premiums receivable from underwriting activities	$9.9	0.8	—	1.1	$9.6
Reinsurance	$12.7	—	—	1.5	$11.2

(1)
Deductions include write-offs of amounts determined to be uncollectible and unrealized foreign exchange gains and losses.

Index to Exhibits

Exhibit No.	Description	Sequentially Numbered Page
1.1	Form of Underwriting Agreement.*
1.2	Form of Formation and Separation Agreement.*
1.3	Form of Employee Benefits and Compensation Matters Agreement.*
1.4	Form of Capital Support Agreement.*
1.5	Form of Quota Share Retrocession Agreement.*
1.6	Form of Master Services Agreement.*
1.7	Form of Runoff Services Agreement.*
1.8	Reserved.*
1.9	Form of Registration Rights Agreement.*
1.10	Form of Investment Management Agreement.*
1.11	Form of Management Services Agreement.*
1.12	Form of Sub Lease Agreement.*
1.13	Form of U.K. Investment Management Agreement.*
3.1	Memorandum of Association of Platinum Holdings.*
3.2	Bye-Laws of Platinum Holdings.*
4.1	Form of Certificate of the Common Shares, par value $0.01 per share, of Platinum Holdings.*
5.1	Opinion of Conyers, Dill & Pearman.*
8.1	Opinion of Sullivan & Cromwell as to certain tax matters.*
21.1	Subsidiaries of Platinum Holdings.*
23.1	Consent of KPMG LLP.
23.2	Consent of Conyers, Dill & Pearman (included in Exhibit 5.1).*
23.3	Consent of Sullivan & Cromwell (included in Exhibit 8.1).*
24	Powers of Attorney.
99.1	Consent of Jay S. Fishman.
99.2	Consent of Steven H. Newman.

*
To be filed by amendment.

QuickLinks

PROSPECTUS SUMMARY
The Company
The Public Offering and the St. Paul Investment
Selected Pro Forma Consolidated Financial and Operating Data
Pro Forma Consolidated Balance Sheet Data
Pro Forma Consolidated Underwriting Results
Pro Forma Underwriting Results by Operating Segment
RISK FACTORS
DILUTION
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Three months ended March 31, 2002
Three months ended March 31, 2001
Year ended December 31, 2001
MANAGEMENT'S DISCUSSION AND ANALYSIS OF PRO FORMA FINANCIAL CONDITION AND UNDERWRITING RESULTS
Formation of Platinum Holdings and Presentation of Pro Forma Consolidated Financial Information and Historical Predecessor Combined Financial Information
BUSINESS Industry Overview
Our Business
MANAGEMENT
ST. PAUL INVESTMENT AND PRINCIPAL SHAREHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF OUR COMMON SHARES
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN TAX CONSIDERATIONS
Taxation of the Company, Platinum US, Platinum UK, Platinum Bermuda and Platinum Ireland
Taxation of Shareholders
UNDERWRITING
VALIDITY OF COMMON SHARES
EXPERTS
AVAILABLE INFORMATION
ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS AND OTHER MATTERS
THE PREDECESSOR BUSINESS
Selected Combined and Other Financial Data
Management's Discussion and Analysis of Financial Condition and Underwriting Results of the Predecessor Business
Capital Resources and Liquidity
Exposures to Market Risk
Reserves for Losses and Loss Adjustment Expenses For Predecessor Business
Analysis of Loss and Loss Adjustment Expense (LAE) Development
GLOSSARY OF SELECTED INSURANCE TERMS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
PLATINUM UNDERWRITERS HOLDINGS, LTD. CONSOLIDATED BALANCE SHEET April 24, 2002 (date of inception)
PLATINUM UNDERWRITERS HOLDINGS, LTD. NOTES TO CONSOLIDATED BALANCE SHEET April 24, 2002 (date of inception)
INDEPENDENT AUDITORS' REPORT
THE ST. PAUL COMPANIES, INC. REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR) COMBINED STATEMENTS OF UNDERWRITING RESULTS
THE ST. PAUL COMPANIES, INC. REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR) COMBINED STATEMENTS OF IDENTIFIABLE UNDERWRITING ASSETS AND LIABILITIES
THE ST. PAUL COMPANIES, INC. REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR) COMBINED STATEMENTS OF IDENTIFIABLE UNDERWRITING CASH FLOWS
THE ST. PAUL COMPANIES, INC. REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR) NOTES TO COMBINED FINANCIAL STATEMENTS

PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
THE ST. PAUL COMPANIES, INC. REINSURANCE UNDERWRITING SEGMENT (PREDECESOR) SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION (In millions)
THE ST. PAUL COMPANIES, INC. REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR) SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION (In millions)
THE ST. PAUL COMPANIES, INC. REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR) SCHEDULE IV—REINSURANCE Years Ended December 31, 2001, 2000 and 1999 (In millions)
THE ST. PAUL COMPANIES, INC. REINSURANCE UNDERWRITING SEGMENT (PREDECESSOR) SCHEDULE V—VALUATION AND QUALIFYING ACCOUNTS Years Ended December 31, 2001, 2000 and 1999 (In millions)
Index to Exhibits